As filed with the Securities and Exchange Commission on June 22, 2018

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Cango Inc.

(Exact name of Registrant as specified in its charter)

Cayman Islands	6199	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10A, Building 3, Youyou Century Plaza

428 South Yanggao Road

Pudong New Area, Shanghai 200127

People’s Republic of China

+86-21-3183-0016

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Cogency Global Inc.

10 East 40th Street, 10th Floor

New York, N.Y. 10016

+1 (800) 221-0102

(Name, address and telephone number of agent for service)

Copies to:

Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600	Li He, Esq. Davis Polk & Wardwell LLP c/o 2201 China World Office 2 Chaoyang District, Beijing 100004 People’s Republic of China +86 10-8567-5000	James C. Lin, Esq. Davis Polk & Wardwell LLP Hong Kong Club Building 3A Chater Road Hong Kong +852-2533-3300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Class A ordinary shares, par value US$0.0001 per share	US$300,000,000	US$37,350

(1)	American depositary shares, or ADSs, issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each ADS represents Class A ordinary shares.
(2)	Includes (a) Class A ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their over-allotment option and (b) all Class A ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public.
(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2018.

American Depositary Shares

Cango Inc.

Representing              Class A Ordinary Shares

This is an initial public offering of shares of American depositary shares, or ADSs, representing Class A ordinary shares of Cango Inc.

We are offering                  ADSs to be sold in this offering. Each ADS represents              Class A ordinary shares, US$0.0001 par value per share. We anticipate the initial public offering price per ADS will be between US$                 and US$                .

Prior to this offering, there has been no public market for the ADSs or our shares. We will apply to list the ADSs on the NYSE, under the symbol “CANG.”

We are an “emerging growth company” under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” on page 16 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For additional information on underwriting compensation, see “Underwriting.”

To the extent that the underwriters sell more than                  ADSs in this offering, the underwriters have a 30-day option to purchase up to an aggregate of                  additional ADSs from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the ADSs against payment in New York, New York on                 , 2018.

Upon the completion of this offering,                  Class A ordinary shares and 79,325,720 Class B ordinary shares will be issued and outstanding. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to 20 votes and will be convertible into one Class A ordinary share. Mr. Xiaojun Zhang, our co-founder and chairman, and Mr. Jiayuan Lin, our co-founder, director and chief executive officer, will beneficially own all the Class B ordinary shares issued and outstanding. In addition, Mr. Lin will beneficially own 21,283,655 Class A ordinary shares. The co-founders entered into a voting agreement, which provides that they shall reach a consensus before exercising their voting rights with respect to our shares. The voting agreement will become effective upon the completion of this offering. The co-founders will collectively exercise     % of the aggregate voting power of our issued and outstanding share capital immediately after this offering, assuming no exercise by the underwriters of options to purchase additional ADSs. For further information, see “Principal Shareholders—Voting Agreement.”

Morgan Stanley	BofA Merrill Lynch	Goldman Sachs (Asia) L.L.C.

Prospectus dated                 , 2018

CANGO

34,600+	22%	RMB38 bn	435k	30+%
Registered Dealers	New Car Dealers in China Covered	Cumulative Loan Origination Since Inception	Financing Transactions Facilitated in FY2017	FY2017 Net Margin

Number of Transactions

2.4x
182,406
434,881
FY2016
FY2017

Number of Dealers

2.2x
16,035
34,634
FY2016
FY2017

Total Revenue
RMB MM

2.4x
434
1,052
FY 2016
FY 2017

Net Income
RMB MM

2.6x
133
349
FY 2016
FY 2017

A LEADING, TECHNOLOGY-ENABLED AUTOMOTIVE TRANSACTION PLATFORM IN CHINA 22% 30+% Number of Transactions Number of Dealers 2.4x 2.2x 434,881 34,634 182,406 16,035 FY2016 FY2017 FY2016 FY2017 Total Revenue Net Income RMB MM RMB MM 2.4x 2.6x 349 1,052 434 133 FY 2016 FY 2017 FY 2016 FY 2017 Note: data as of December 31, 2017 unless otherwise indicated

TRANSFORM AUTOMOTIVE AND MOBILITY MARKETS WITH DATA AND TECHNOLOGY

No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the United States Securities and Exchange Commission, or SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until                 , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision. This prospectus contains information from an industry report commissioned by us and prepared by Oliver Wyman Consulting (Shanghai) Ltd, or Oliver Wyman, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report, which is dated as of April 30, 2018, as the Oliver Wyman Report.

Our Mission

Transform automotive and mobility markets with data and technology.

Overview

We are a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers and other industry participants. According to the Oliver Wyman Report, we cover the largest number of new car dealers in China, and the outstanding balance of financing transactions we facilitated was the largest among automotive transaction service platforms in China as of December 31, 2017. As of March 31, 2018, our platform connected 37,667 registered dealers, 11 third-party financial institutions and 29 other industry participants, including OEMs, online advertising platforms and insurance brokers and companies, and had served 734,336 car buyers cumulatively since inception. Our platform model puts us in a unique position to add value for our platform participants and business partners as the mobility market in China continues to grow and evolve.

We have extensive, technology-enabled service offerings along the automotive value chain, which enable us to attract more participants to our platform and enhance engagement of existing participants. Our services primarily consist of: (1) automotive financing facilitation, (2) automotive transaction facilitation and (3) after-market service facilitation. We generate substantially all of our revenue from service fees for providing automotive financing facilitation, and to a lesser degree from service fees and other income from providing automotive transaction facilitation and after-market services facilitation. The diagram below illustrates the various services that our platform provides to the platform participants.

We provide automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging our vast dealer network. For financial institutions, we offer integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. We have established in-depth collaboration with a number of third-party financial institutions, and we do not bear credit risk under our arrangement with two of such financial institutions, Jincheng Bank, which was our related party until September 2017, and Jiangnan Rural Commercial Bank. For car buyers, we offer automotive financing solutions and make car buyers’ purchases more affordable and accessible. Funding for such financing solutions is provided by either third-party financial institutions or Shanghai Autohome, a provider of financing leases which will become our wholly-owned consolidated subsidiary upon the completion of the Acquisition. We also provide car buyers with value-added services, such as assistance with administrative procedures associated with car purchasing and financing. We facilitated the financing of 97,219 new and used car purchases with a total amount of financing transactions of RMB5.8 billion (US$0.9 billion) in the three months ended March 31, 2018, representing a year-on-year growth of 7.2% from RMB5.4 billion in the same period in 2017. In the three months ended March 31, 2017 and 2018, the amount of financing transactions funded by Jincheng Bank was RMB5.1 billion and RMB1.9 billion (US$0.3 billion), representing 95.6% and 32.9% of the total amount of financing transactions we facilitated, respectively. In the three months ended March 31, 2017 and 2018, revenues attributable to our collaboration with Jincheng Bank, including fees received from car buyers in the relevant transactions, was RMB185.9 million and RMB96.0 million (US$15.3 million), which represented 95.3% and 38.6% of our total revenues, respectively.

We provide automotive transaction facilitation services primarily to dealers and car buyers. We operate a digital automobile trading platform, which enables our registered dealers to access additional car sourcing channels while enjoying our value-added services including logistics and warehousing support, and we collaborate with online automotive advertising platforms to help prospective car buyers find suitable cars in our dealer network while providing them with our financing solutions.

We also provide after-market services facilitation services to car buyers, which currently mainly involve facilitating the sale of insurance policies. We continue to explore opportunities to facilitate other after-market services on our platform, including additional types of insurance, extended warranties, car customization, maintenance and repair, and personal wealth management products.

Our strong dealership network is a critical component of our service platform. This network places us at the center of automotive transaction value chain and enables us to closely connect with car buyers and financial institutions. Through the dealer network, we offer automotive financing facilitation services to car buyers across China, and we have built a sizeable and diversified portfolio of automotive financing transactions for financial institutions. As of March 31, 2018, we worked closely with 37,667 registered dealers on our platform, covering 353 cities and all province-level administrative regions in the PRC except for Tibet. In every quarter from the beginning of 2016 to the three months ended March 31, 2018, over 40% of our registered dealers were active, in that each sold at least one car funded by a financing transaction we facilitated. We enhance our registered dealers’ competitiveness by improving prospective car buyer conversion, increasing sales volume and attracting even more car buyers. In turn, we connect with and serve more participants on our platform because of the network effect.

We use technology to connect our platform participants, bring them a premium user experience, and improve our own operation efficiency. For example, we integrate our operating systems with those of our platform participants, such as dealers and financial institutions, to ensure smooth and real time data exchange. Our digitalized credit application process, embedded with advanced credit assessment technology, allows us to help financial institutions achieve an average credit approval time of less than two hours, improving the experience of car buyers in these transactions. Benefiting from our technology-driven sales management system, we have achieved high operational efficiency.

We have accumulated or accessed a massive amount of car buyer data through various sources including the car buyers themselves, third parties with car buyers’ consent, as well as telematics devices during the credit servicing period with car buyers’ consent. Our customized cloud-based infrastructure allows us to scale up data processing and storage capacity to meet significant growth. We have developed comprehensive insight and knowledge of our car buyers through data analytics, which will allow us to design and provide other forms of credit solutions and tailor-made financial products to fulfill their evolving demand for financial services in the future. The comprehensive data insight built upon our leading technology provides a competitive edge in potential value-added service offerings such as precision marketing, inventory management, client relationship management and credit portfolio management.

As we continue to grow our platform, broaden service spectrum and accumulate data insights, we are exploring opportunities to cooperate with our strategic investors, such as Tencent, Taikang Life Insurance and Didi Chuxing, to enhance our full-process technology-driven automotive transaction services. For example, we plan to form a comprehensive partnership with Didi Chuxing and provide a variety of solutions to its large and rapidly expanding fleet, such as automotive financing, vehicle sourcing and insurance facilitation.

We have experienced strong growth in our results of operations. Our revenues increased by 142.3% from RMB434.3 million in 2016 to RMB1,052.2 million (US$167.7 million) in 2017. Our revenues increased by 27.5% from RMB195.1 million in the three months ended March 31, 2017 to RMB248.8 million (US$39.7 million) in the same period in 2018. Our net income increased by 161.5% from RMB133.5 million in 2016 to RMB349.1 million (US$55.7 million) in 2017. Our net income increased by 13.1% from RMB74.3 million in the three months ended March 31, 2017 to RMB84.0 million (US$13.4 million) in the same period in 2018.

Our Strengths

We believe the following strengths contribute to our success and reinforce our market-leading position.

•	leadership in a fast-growing underserved market;

•	self-reinforcing platform empowered by technology and data;

•	end-to-end service model with financial institutions;

•	largest and powerful dealer network; and

•	visionary and experienced management team.

Our Strategies

We seek to continue to transform automotive and mobility markets with data and technology. We plan to pursue the following strategies to achieve our goal:

•	engage more platform participants;

•	roll out more services along the automotive transaction value chain;

•	provide consumers with more products throughout their lifetime;

•	continue investment in data and technology; and

•	deepen partnership with our strategic shareholders.

Our Challenges

Our business and successful execution of our strategies are subject to certain challenges, risks and uncertainties including:

•	our limited operating history in an emerging and fast growing market;

•	expected decreases in revenues and net income in the second quarter of 2018 compared to the second quarter of 2017;

•	our ability to expand, maintain and effectively manage relationships with our network of dealers;

•	our ability to attract prospective car buyers;

•	our reliance on a limited number of financial institutions to fund the financing transactions we facilitate;

•	our reliance on our credit assessment model and credit assessment team in evaluating credit applications;

•	our ability to maintain low overdue rates for financing transactions we facilitate;

•	effectiveness of our collection and repossession efforts; and

•	further changes and interpretation of the laws and regulations governing the automotive finance industry in the PRC.

In addition, we face risks and uncertainties related to our corporate structure and regulatory environment in China, including:

•	uncertainties associated with the interpretation and application of laws and regulations governing the automotive finance industry in the PRC;

•	risks associated with our control over our consolidated variable interest entity, or VIE, in China, which is based on contractual arrangements rather than equity ownership; and

•	changes in the political and economic policies of the PRC government.

We also face other risks and uncertainties that may materially affect our business, financial conditions, results of operations and prospects. In addition, Mr. Xiaojun Zhang, our co-founder and chairman, and Mr. Jiayuan Lin, our co-founder, director and chief executive officer, have entered into a voting agreement, which provides that they shall reach a consensus before exercising their voting rights with respect to our shares. The voting agreement will become effective upon the completion of this offering. The co-founders will collectively exercise approximately             % of the aggregate voting power of our issued and outstanding share capital immediately after this offering, assuming no exercise by the underwriters of options to purchase additional ADSs. As a result of the ownership concentration, these shareholders have the ability to control or exert significant influence over important corporate matters and investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders. For further information, see “Principal Shareholders—Voting Agreement.” You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our ADSs.

Our History and Corporate Structure

We began operations in August 2010 through Shanghai Cango, which was founded under the laws of the PRC. To facilitate our initial public offering in the United States, we incorporated Cango Inc. in October 2017. Through a series of transactions, which we refer to as our Offshore Restructuring, Cango Inc. then became our ultimate holding company.

The following diagram illustrates our corporate structure after giving effect to our pending acquisition of the remaining 50% of equity interest in Shanghai Autohome, or the Acquisition. The first step of the Acquisition involves the purchase of 25% of equity interest in Shanghai Autohome from Autohome Financing Hong Kong Limited, or Autohome Hong Kong. In September 2017, we entered into an equity interest transfer agreement, or the Autohome Transfer Agreement, with Autohome Hong Kong, a PRC affiliate of Autohome Hong Kong and Express Group Development Limited, or Express Group, an acquisition vehicle affiliated with WP Fintech, one of our principal shareholders. As part of our planned Offshore Restructuring, it was contemplated that Express Group, which held the contractual right to purchase the 25% equity interest in Shanghai Autohome under the Autohome Transfer Agreement as its only material asset, would be transferred to one of our subsidiaries. Pursuant to the Autohome Transfer Agreement, the consideration for the equity interest was RMB103.0 million or the equivalent amount in U.S. dollars. In May 2018, we acquired Express Group from an affiliate of WP Fintech for a nominal price of one Hong Kong dollar. Subsequently, we paid Autohome Hong Kong half of the consideration for the equity interest through Express Group. We are required to register the change in Shanghai Autohome’s equity ownership with the relevant government authorities, and we expect to complete such registration in July 2018. We will pay the remaining half of the consideration upon the completion of such registration.

The second step of the Acquisition involves the purchase of 25% of equity interest in Shanghai Autohome from Ningbo Meishan Bonded Harbor Zone Xinxiang Investment Management L.P., or Ningbo Xinxiang. In May 2018, we entered into an equity interest transfer agreement with Ningbo Xinxiang, which provides for a consideration in the amount of RMB103.0 million. We plan to pay half of the consideration after completing the first step of the Acquisition. We plan to pay the remainder after completing the requisite registration of the change in Shanghai Autohome’s equity ownership with the relevant government authorities. We expect to consummate the Acquisition in the third quarter of 2018.

The following diagram omits certain entities that are immaterial to our results of operations, business and financial condition. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between each of Can Gu Long, Shanghai Cango and its shareholders as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)	Shanghai Wangjin Investment Management Co., Ltd. (controlled by Mr. Xiaojun Zhang), Mr. Jiayuan Lin, Warburg Pincus Financial Global Ltd., Tencent Mobility Limited, Shanghai Xiehuai Investment Management L.P. (of which Mr. Jiayuan Lin is the general partner), the Taikang Onshore Entities (including Taikang Life Insurance Co., Ltd. and Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)) and Shanghai Huaiyuan Investment Management L.P. (of which Shouyan Xu is the general partner) respectively hold 15.6%, 15.8%, 21.1%, 12.5%, 8.4%, 6.3% and 5.2% of equity interests in Shanghai Cango. The remaining equity interests in Shanghai Cango are held by nine other shareholders. Each shareholder of Shanghai Cango is either an affiliate of or identical to a shareholder of Cango Inc. For information as to the principal shareholders of Cango Inc., see “Principal Shareholders.”
(2)	Includes 29 subsidiaries that are majority owned by Shanghai Cango. These subsidiaries are located in various cities across China and are primarily involved in providing automotive financing facilitation services to financial institutions and car buyers.
(3)	Primarily involved in the operation of our automobile trading platform “91HaoChe”.
(4)

Primarily involved in providing financing leases to car buyers. Shanghai Cango, our consolidate VIE, currently owns 50% equity interest in Shanghai Autohome. We have entered into agreements in connection with the Acquisition, which we expect to consummate in the third quarter of 2018. Upon the completion of the Acquisition, our indirectly wholly owned subsidiary will own 25% equity interest in Shanghai

Autohome and Shanghai Cango will own 75% equity interest in Shanghai Autohome. As a result, Shanghai Autohome will become our wholly-owned consolidated subsidiary.

Our Corporate Information

Our principal executive offices are located at 10A, Building 3, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200127, People’s Republic of China. Our telephone number at this address is +86-21-3183-0016. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. Our telephone number at this address is +1 (345) 745 5100. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

Our main website is www.cangoonline.com, and the information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 10 East 40th Street, 10th Floor, New York, N.Y. 10016.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, references in this prospectus to:

•	the “Acquisition” are to our pending acquisition of the remaining 50% of equity interest in Shanghai Autohome, which we expect to consummate in the third quarter of 2018; upon the completion of the Acquisition, Shanghai Autohome will become our wholly-owned consolidated subsidiary;

•	“active dealers” are to dealers which have sold at least one car which is funded by a financing transaction we facilitate in the specified period;

•	“ADSs” are to our American depositary shares, each of which represents Class A ordinary shares, and “ADRs” are to the American depositary receipts that evidence our ADSs;

•	“CAGR” are to compound annual growth rate;

•	“Can Gu Long Shanghai” are to Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd., a company established under the law of the PRC and our wholly-owned subsidiary;

•	“car buyers” are to individuals who have purchased a car;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“dealers” are to points of sale that are licensed to engage in retail automobile transactions;

•	“Didi Chuxing” are to Xiaoju Kuaizhi Inc., a company organized under the laws of the Cayman Islands, and its affiliates;

•	“exposure at risk” are to the amount of outstanding principal of specified financing transactions as of a specified date;

•	“financial institutions” are to (i) banks and (ii) financing lease companies licensed by the Ministry of Commerce of the PRC;

•	“financing transactions” are to loans and financing leases; financing transactions we facilitate include financing transactions funded by financial institutions and financing transactions funded by Shanghai Autohome; the “amount of financing transactions” refer to the principal amount of financing transactions we facilitated in a specified period;

•	“lower-tier cities” are to cities in China that are not tier-one and tier-two cities;

•	“M1+ overdue ratio” are to (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due;

•	“M3+ overdue ratio” are to (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due;

•	“new car dealers” are to dealers that sell new cars to car buyers, including dealers that sell both new cars and used cars;

•	“OEMs” are to automotive original equipment manufacturer;

•	“registered dealers” are to dealers who are registered with our platform;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“SaaS” are to software as a service;

•	“Shanghai Autohome” are to Shanghai Autohome Financing Lease Co., Ltd., a company organized under the law of the PRC and our equity investee prior to the Acquisition;

•	“Shanghai Cango” are to Shanghai Cango Investment and Management Consultation Service Co., Ltd., a company established under the law of the PRC and our consolidated VIE;

•	“shares” are to our outstanding ordinary shares and/or convertible preferred shares;

•	“tier-one and tier-two cities” refer to (i) tier-one cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen and (ii) tier-two cities in China, namely (a) Tianjin and Chongqing, (b) the provincial capital cities except for Guangzhou, Yinchuan, Xining and Lhasa and (c) several prefecture-level cities, namely, Qingdao, Foshan, Dalian, Ningbo, Suzhou, Wuxi, Xiamen, Dongguan and Wenzhou;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“we,” “us,” “our company” and “our” are to Cango Inc., its consolidated VIE, their respective subsidiaries and/or Shanghai Autohome, as the context requires; and

•	“WP Fintech” are to Warburg Pincus Cango Fintech Investment Company Limited, a British Virgin Islands business company and one of our principal shareholders.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude (i) ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under our share incentive plan and (ii) assumes that the underwriters will not exercise their over-allotment option to purchase additional ADSs.

The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.2726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 30, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 15, 2018, the noon buying rate for Renminbi was RMB6.4379 to US$1.00.

THE OFFERING

Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs Offered by Us	ADSs

ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise in full the over-allotment option).

Ordinary Shares Outstanding Immediately After This Offering	Class A ordinary shares and 79,325,720 Class B ordinary shares (or Class A ordinary shares and 79,325,720 Class B ordinary shares if the underwriters exercise in full the over-allotment option), excluding ordinary shares issuable upon the exercise of options outstanding under our share incentive plan as of the date of this prospectus.

The ADSs	Each ADS represents Class A ordinary shares.

The depositary will be the holder of the Class A ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the Class A ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary Shares

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares upon the completion of this offering. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. See “Description of Share Capital” for more information.

Over-Allotment Option	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of Proceeds	We estimate that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us. We anticipate using the net proceeds of this offering as follows:

•	up to approximately US$ million for investment in research and development capabilities, and data and technology;

•	up to approximately US$ million for expansion our sales and marketing efforts;

•	up to approximately US$ million for capital injection into Shanghai Autohome to increase the amount of financing leases it is able to fund;

•	up to approximately US$ million for expansion of automotive transaction facilitation services, including technology upgrades and inventory purchases; and

•	the balance for general corporate purposes, including working capital needs and potential acquisitions (although we are not currently negotiating any such acquisitions).

See “Use of Proceeds” for more information.

Lock-up	[We, our officers and directors and our existing shareholders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

Listing	We have applied to list our ADSs on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed NYSE Trading Symbol	CANG

Payment and settlement	The underwriters expect to deliver the ADSs against payment on , 2018, through the facilities of the Depositary Trust Company, or DTC

Depositary	Citibank, N.A.

The total number of ordinary shares that will be outstanding immediately after this offering will be              Class A ordinary shares and 79,325,720 Class B ordinary shares, which is based upon (i) the designation of all ordinary shares held by Eagle Central Holding Limited, which is wholly owned by Mr. Xiaojun Zhang, into 39,442,798 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all ordinary shares held by Medway Brilliant Holding Limited, which is wholly owned by Mr. Jiayuan Lin, into 39,882,922 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (iii) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all convertible preferred shares into 214,884,172 Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and (iii)                  Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes:

•	5,569,105 ordinary shares issuable upon the exercise of outstanding share options under our share incentive plan to be adopted prior to the completion of this offering; and

•	22,276,421 ordinary shares reserved for future issuance under our share incentive plan.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of comprehensive income for the years ended December 31, 2016 and 2017 and summary consolidated balance sheet as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive income for the three months ended March 31, 2017 and 2018 and summary consolidated balance sheet data as of March 31, 2018 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

Summary Consolidated Statements of Comprehensive Income Data

	Year Ended December 31,			Three Months Ended March 31,
	2016	2017		2017 (unaudited)	2018 (unaudited)
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues	434,280	1,052,204	167,746	195,096	248,819	39,668
Operating cost and expenses:
Cost of revenue	170,044	386,054	61,546	74,337	80,856	12,890
Sales and marketing	39,537	114,145	18,197	20,207	34,818	5,551
General and administrative	34,550	101,277	16,146	12,017	26,744	4,264
Research and development	5,000	19,419	3,096	2,266	6,452	1,029
Net loss/(gain) on risk assurance liabilities	744	(38,867)	(6,196)	(13,356)	3,768	601
Provision for financing receivables	—	156	25	—	3,062	488
Total operating cost and expenses	249,875	582,184	92,814	95,472	155,700	24,822
Income from operations	184,405	470,020	74,932	99,624	93,119	14,845
Interest income	4,099	16,164	2,577	2,769	8,077	1,288
Income/(loss) from equity method investments	(9,988)	4,856	774	1,255	(2,334)	(372)
Interest expense	(450)	(12,994)	(2,071)	(1,678)	(4,790)	(764)
Foreign exchange loss, net	—	(25,403)	(4,050)	—	(2,623)	(418)

	Year Ended December 31,			Three Months Ended March 31,
	2016	2017		2017 (unaudited)	2018 (unaudited)
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Other income	8,661	16,197	2,582	1,249	22,022	3,511
Other expenses	(232)	(379)	(60)	(10)	(106)	(17)

Net income before income taxes	186,495	468,460	74,684	103,209	113,366	18,073
Income tax expenses	(53,014)	(119,403)	(19,036)	(28,948)	(29,339)	(4,677)

Net income	133,481	349,057	55,648	74,261	84,026	13,396

Less: Net income attributable to the non-controlling interests	4,575	8,048	1,283	130	3,934	627
Net income attributable to Cango Inc.’s shareholders	128,906	341,010	54,365	74,131	80,092	12,769

Earnings per share attributable to ordinary shareholders and Series A-2 preferred shareholders:
Basic and diluted	0.51	1.35	0.22	0.29	0.32	0.05
Weighted average shares used to compute earnings per share attributable to ordinary shareholders and Series A-2 preferred shareholders:
Basic	127,149,202	127,149,202	127,149,202	127,149,202	127,149,202	127,149,202
Diluted	252,831,716	252,831,716	252,831,716	252,831,716	252,831,716	252,831,716

Summary Consolidated Balance Sheet Data

	As of December 31,			As of March 31,
	2016	2017		2018 (unaudited)
	RMB	RMB	US$	RMB	US$
	(in thousands)
Cash and cash equivalents	44,989	803,271	128,060	1,962,701	312,901
Restricted cash	1,011	329,413	52,516	456,631	72,798
Short-term investments	106,000	62,380	9,945	599,720	95,609
Accounts receivable, net	469	85,595	13,646	116,904	18,637
Long-term investments	185,800	191,003	30,450	191,107	30,467
Equity method investments	70,803	165,660	26,410	163,326	26,038
Total assets	714,857	1,996,868	318,348	3,754,794	598,603
Accrued expenses and other current liabilities	85,854	328,523	52,374	235,780	37,589
Risk assurance liabilities	149,788	129,935	20,715	155,353	24,767
Long-term debts	189,573	175,000	27,899	175,000	27,899
Total liabilities	503,769	736,860	117,473	651,827	103,917
Total mezzanine equity	3,941,846	3,941,846	628,423	3,941,846	628,423
Total shareholders’ deficit	(3,730,759)	(2,681,838)	(427,548)	(838,879)	(133,737)

Our Key Operating Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of / in the Three Months Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31
	2016				2017				2018
Number of registered dealers	4,554	9,338	12,827	16,035	20,079	24,870	30,509	34,634	37,667
Number of financing transactions facilitated	10,793	30,704	53,573	87,336	90,791	87,854	120,915	135,321	97,219

	As of / in the Three Months Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31
	2016				2017				2018
	RMB
	(in millions)
Outstanding principal of financing transactions facilitated	2,157	3,481	5,967	10,163	14,249	17,889	23,102	28,665	30,948
Amount of financing transactions facilitated	613	1,692	3,024	5,004	5,372	5,350	7,551	8,309	5,758

RISK FACTORS

Any risks and uncertainties we face could have a material adverse effect on our business, prospects, results of operations or financial condition. We believe that the most significant of these risks and uncertainties are described in this section, although we may be adversely affected by other risks or uncertainties that are not presently known to us, that we have failed to appreciate, or that we currently consider immaterial. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. The market price of our ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Industry and Business

We have a limited operating history in an emerging and fast growing market. Our historical financial and operating performance may not be indicative of our future prospects and results of operations.

The automotive and mobility markets, including the automotive finance market, in the PRC are relatively new and at an early stage of development. While it has undergone significant growth in the past few years, there is no assurance that it can continue to grow as rapidly. As part of our business, we offer automotive financing facilitation, automotive transaction facilitation and after-market services facilitation to various participants in the automotive transaction value chain, including dealers, financial institutions, car buyers and other industry participants. Helping more industry participants to recognize the value of our services is critical to increasing the number and amount of financing transactions and automotive transactions we facilitate and to the success of our business.

We launched our business in 2010 and have a limited operating history. We may not have sufficient experience to address the risks to which companies operating in new or rapidly evolving markets may be exposed. We have limited experience in most aspects of our business operation, such as credit origination, data-driven credit assessment, delinquent asset management and the development of long-term relationships with platform participants, such as dealers, financial institutions and car buyers. The laws and regulations governing the automotive finance industry in the PRC are still at a nascent stage and subject to further changes and interpretation. As the market, the regulatory environment or other conditions evolve, our existing solutions and services may not continue to deliver the expected business results. As our business develops or in response to competition, we may continue to introduce new services, make adjustments to our existing services, our credit assessment model, our business model or our operations in general. For example, we may seek to expand the base of car buyers that we serve, which could result in higher overdue ratios of financing transactions we facilitate. Our abilities to retain dealers, financial institutions and other platform participants and to attract new platform participants are also critical to our business. Any significant change to our business model or failure to achieve the intended business results may have a material and adverse impact on our financial condition and results of operations. Therefore, it may be difficult to effectively assess our future prospects.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly-evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

•	offer automotive financing solutions to a growing number of car buyers;

•	maintain and enhance our relationships and business collaboration with dealers, financial institutions and other platform participants;

•	charge competitive service fees to platform participants while driving the growth and profitability of our business;

•	maintain low overdue ratios of financing transactions we facilitate;

•	comply with complex and evolving laws and regulations;

•	improve our operational efficiency;

•	attract, retain and motivate talented employees, particularly sales and marketing, risk management as well as research and development personnel to support our business growth;

•	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and collected across our system;

•	navigate economic conditions and fluctuations;

•	implement our business strategies, including the offering of new services; and

•	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or data privacy claims.

We expect our revenues in the second quarter of 2018 to be lower and net income in such quarter to be significantly lower compared to the second quarter of 2017.

We experienced rapid growth in our revenues and net income, but such growth rates slowed down in the first quarter of 2018. Our revenues increased by 142.3% from RMB434.3 million in 2016 to RMB1,052.2 million (US$167.7 million) in 2017, and our net income increased by 161.5% from RMB133.5 million in 2016 to RMB349.1 million in 2017. In comparison, our revenues increased by 27.5% from RMB195.1 million in the three months ended March 31, 2017 to RMB248.8 million (US$39.7 million) in the same period in 2018, and our net income increased by 13.1% from RMB74.3 million in the three months ended March 31, 2017 to RMB84.0 million (US$13.4 million) in the same period in 2018. The slower growth rate was primarily due to a change in our dealer coverage model as well as conditions in the automotive market. The first half of 2018 is a transitional period for our dealer coverage model, as our sales team has started to cover a significant number of dealers that were previously covered by dealer financial managers. To implement this change in our dealer coverage model, we hired a large number of employees, and our sales team expanded from 1,691 as of December 31, 2017 to 2,182 as of March 31, 2018. It typically takes a few months for a new sales representative to achieve a sufficient level of efficiency through on-the-job training. The challenges of integrating the new employees into our sales team had an adverse effect on our results of operations. The quick expansion of the sales team and the increase in the average compensation for sales staff also contributed to the increase in our sales and marketing expenses, which negatively affects our net income. Our results of operations were also affected by changes in government policies and the automotive market. In 2017, a lower consumption tax rate was applicable to cars with engines that are 1.6-liter or smaller, and such tax break terminated at the end of 2017, which had an adverse effect on sales of such cars in the first half of 2018. In light of that, certain OEMs launched short-term marketing campaigns, offering financing solutions with more significant subsidies in the first half of 2018, which competed with the financing solutions facilitated by us.

The change in dealer coverage model, the termination of the lower consumption tax rate and the provision of more significant subsidies by certain OEMs continue to affect our results of operations in the second quarter of 2018. We expect our revenues in the second quarter of 2018 to be lower and our net income in such quarter to be significantly lower compared to the second quarter of 2017, primarily due to (i) lower revenues as a result of a decrease in the amount of financing transactions facilitated and (ii) higher sales and marketing expenses as a result of sales team expansion. While we believe our new employees will gradually integrate into the sales team to drive the amount of financing transactions facilitated, there is no assurance that the integration will be successful. Even if the integration is successful, a general downturn of the automotive transaction industry due to regulatory or economic factors or increased competition may continue to have a material adverse effect on our business and results of operations beyond the second quarter of 2018.

We may not be able to effectively manage our growth, control our expenses or implement our business strategies, in which case we may be unable to maintain high quality services or compete effectively.

We experienced a period of rapid growth and expansion, which placed significant strain on our management and resources. There can be no assurance that our level of revenue growth and profitability will be sustainable or achieved at all in the future. Primarily due to a change in our dealer coverage model and conditions in the automotive transaction market, we experienced lower year-on-year revenue and net income growth in the first quarter of 2018 compared to full year 2017. In addition, we expect our net income in the second quarter of 2018 to be significantly lower compared to the second quarter of 2017. We believe that our growth and expansion will depend on our ability to develop new sources of revenue, attract new car buyers, collaborate with additional financial institutions, retain and expand our dealer network, maintain and grow our relationships with OEMs and capture growth opportunities in new geographies, implement our marketing strategies and compete against our existing and future competitors. There can be no assurance that we will achieve any of the above. Upon the completion of the Acquisition, Shanghai Autohome will become our wholly-owned consolidated subsidiary. Shanghai Autohome’s cost structure differs from ours, and the Acquisition may negatively affect our profit margin. For example, Shanghai Autohome recognizes the cost of borrowing in its cost of revenues while our existing operations do not. In addition, Shanghai Autohome records financing receivables in relation to financing leases on its balance sheet. As such, Shanghai Autohome bears credit risk as to such financing leases.

To manage our growth and expansion, and to maintain profitability, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including improving our technology infrastructure as well as accounting and other internal management systems. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with platform participants. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational or technological resources from our existing business operations. In addition, our expansion may require us to penetrate into new cities in China, where we may have difficulty in satisfying local market demands and regulatory requirements. We cannot assure you that we will be able to successfully maintain our growth rate or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business, financial condition, results of operations and future prospects.

We may not be able to successfully expand or maintain or effectively manage relationships with our network of dealers.

As of March 31, 2018, we had a network of 37,667 registered dealers across China. Our extensive dealer network is a foundation of our platform, and we closely collaborate with our registered dealers in providing services to financial institutions and car buyers. We plan to expand our dealer network, including by further perpetrating our existing markets and expanding our geographic coverage. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand our dealer network into other parts of China. Furthermore, our efforts to expand into new geographical markets and attract new dealers to our platform may impose considerable burden on our sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

Our relationships with our registered dealers are not exclusive, and there can be no assurance that they will maintain their level of participation on our platform. Dealers may find the amount of commissions offered by us or financial institutions to be unattractive. We also offer various solutions and services to dealers, including operating an automobile trading platform to facilitate car trading amongst dealers, facilitating dealers’ purchase of cars from automotive wholesalers, and sourcing car buyers online to facilitate purchases from our registered dealers. However, our registered dealers may not utilize these solutions and services or such solutions and services may not bring the expected benefits to dealers. Dealer participation on our platform may also be affected by various factors that are beyond our control, including the decrease in popularity of the car models offered by our registered dealers. A decrease in the number of car buyers referred by our registered dealers or a reduced level of dealers’ utilization of our other solutions and services could materially and adversely affect our business, financial condition and results of operations.

We manage our dealer network through three models, namely self-operated sales model, dealer financial manager model and sales agent model. Under the self-operated sales model, our in-house sales team is responsible for explaining the terms of automotive financing solutions to prospective car buyers and assisting them to complete credit applications. Under the other two models, which collectively accounted for 36.3% of the number of registered dealers in our dealer network as of March 31, 2018, we rely on dealer financial managers, who are employees of dealers, and third-party sales agents for direct interaction with prospective car buyers. Each of such dealers and third-party sales agents may collaborate with multiple providers of automotive financing solutions, and they may promote automotive financing solutions offered by our competitors more actively than ours. Furthermore, dealer financial managers and sales agents may misrepresent or omit key terms of our automotive financing solutions or otherwise fail to meet the expected quality and service standards, which would harm our reputation. Our recourse against dealers and sales agents may be limited in the event their misconduct or negligence has caused us harm, and we may encounter significant difficulties in enforcing our contractual rights.

Since dealers and sales agents do not bear credit risk, they may refer prospective car buyers without regard to such individuals’ creditworthiness. For example, they may refer us prospective car buyers who have been turned down by other financing solutions providers, and such prospective car buyers may be of poor credit quality. Certain dealers and sales agents may even assist fraudulent car buyers in preparing credit applications. If we fail to detect prospective car buyers with poor credit quality or fraudulent car buyers who are referred by dealers and sales agents, we may experience higher overdue ratios and/or suffer damage in our relationships with financial institutions. To manage such risk, we monitor our registered dealers and sales agents on an ongoing basis, identify parties associated with higher levels of delinquency and terminate those which we believe present significant credit risk to us. However, such risk management policy may not be effective and may also contribute to significant turnovers among our registered dealers and sales agents. During the three months ended March 31, 2018, we ceased collaboration with 1,721 registered dealers. Significant turnovers may require us to devote considerable resources in identifying and screening new dealers and/or sales agents, which could have an adverse impact on our operational efficiency.

We implemented a change in our dealer coverage model in the first quarter of 2018, and our sales team has started to cover a significant number of dealers that were previously covered by dealer financial managers. In contrast to dealer financial managers, we are able to directly control and communicate with our sales team, which is expected to execute our sales strategy more effectively and deliver higher quality services to car buyers. However, there can be no assurance that such approach will deliver the expected outcome, and our business, results of operations and financial condition could be materially and adversely affected.

Our success depends on our ability to attract prospective car buyers.

In the three months ended March 31, 2017 and 2018, the amount of financing transactions we facilitated was RMB5.4 billion and RMB5.8 billion (US$0.9 billion), respectively. The growth of our automotive financing facilitation business depends on our ability to attract prospective car buyers. In order to expand our base of car buyers, we must continue to invest significant resources in the development of new solutions and services and build our relationships with financial institutions, dealers and other platform participants. Our ability to successfully launch, operate and expand our solutions and services and to improve user experience to attract prospective car buyers depends on many factors, including our ability to anticipate and effectively respond to changing interests and preferences of car buyers, anticipate and respond to changes in the competitive landscape, and develop and offer solutions and services that address the needs of car buyers on our platform. If our efforts in these regards are unsuccessful, our base of car buyers, and the amount of financing and other transactions we facilitate to them, may not increase at the rate we anticipate, and it may even decrease. As a result, our business, prospects, financial condition and results of operations may be materially and adversely affected.

In addition, in order to attract prospective car buyers, we must also devote significant resources to enhancing the experience of car buyers on our platform on an ongoing basis. We must enhance the functionality and ensure the reliability of our platform. We must also continually enhance our speed for processing credit applications without compromising our risk management function. If we fail to provide superior customer service or address complaints of car buyers on our platform in a timely manner, we may fail to attract prospective car buyers as to our solutions and services, the number of financing transactions we facilitate may decline.

In the meantime, we also seek to maintain our relationships with existing car buyers and cross-sell new solutions and services, such as insurance and wealth management products. However, there can be no assurance that we will be able to maintain or deepen such relationships.

We rely on a limited number of financial institutions to fund the financing transactions we facilitate and any adverse change in our relationships with such financial institutions may materially and adversely impact our business and results of operations.

We rely on a limited number of financial institutions to fund financing transactions to car buyers. As of March 31, 2018, we were in collaboration with 11 third-party financial institutions. In the three months ended March 31, 2018, the amount of financing transactions we facilitated was RMB5.8 billion (US$0.9 billion), 99.7% of which was funded by third-party financial institutions. The availability of funding from financial institutions depends on many factors, some of which are out of our control. Financial institutions may find our services, such as credit origination, credit assessment or delinquent asset management, to be ineffective, or our service fees to be too expensive. In addition, regardless of our risk management efforts, financing transactions we facilitate may nevertheless be considered riskier and may have a higher overdue ratio than financing transactions funded to car buyers with more established credit histories by traditional financial institutions. We have relied on, and we may continue to rely on, two financial institutions, Jincheng Bank and WeBank, to arrange funding for a substantial portion of financing transactions we facilitate. In the three months ended March 31, 2018, 32.9% and 65.5% of the amount of financing transactions we facilitate was respectively funded (i) by Jincheng Bank and Jiangnan Rural Commercial Bank under the direct partnership model and (ii) under the co-partnership model, in which we partner with WeBank to facilitate financing transactions with funding provided by WeBank and other financial institutions. In the three months ended March 31, 2017 and 2018, revenues attributable to our collaboration with Jincheng Bank, including fees received from car buyers in the relevant transactions, was RMB185.9 million and RMB96.0 million (US$15.3 million), which represented 95.3% and 38.6% of our total revenues, respectively. Revenues attributable to our collaboration with WeBank, which started in the third quarter of 2017, was RMB138.0 million (US$22.0 million) in the three months ended March 31, 2018, which represented 55.5% of our total revenues in that period. For further information as to our arrangements with these financial institutions, see “Business—Our Relationships with Our Platform Participants—Financial Institutions.”

There can be no assurance that we will be able to rely on such funding arrangements in the future. For example, although we collaborated with nine financial institutions under the co-partnership model as of March 31, 2018, any such financial institution may decide to reduce the amount that it will fund for financing transactions we facilitate in the future or discontinue such funding altogether. We continue to identify and expand the number of financial institutions to collaborate with, but there can be no assurance that the number of financial institutions we collaborate with will become increasingly diversified in the future. Given our current dependence on a relatively small number of financial institutions, if any such financial institution determines not to collaborate with us or limits the funding that is available for financing transactions we facilitate, or if any such financial institution encounters liquidity issue in general, our business, financial condition and results of operations may be materially and adversely affected. In addition, many of our new business initiatives depend on our relationships with financial institutions. For example, we plan to broaden the offering of financing solutions that are subsidized by OEMs. Financial institutions may not fund such financing solutions in sufficient amounts, or at all, and our business, results of operations and financial condition would be materially and adversely affected.

Certain financial institutions we collaborate with have limited operating history in automotive financing. Furthermore, our ability to collaborate with financial institutions may become subject to new regulatory limitations, as the laws and regulations governing the automotive finance industry and the commercial banking industry in the PRC continue to evolve. We may from time to time experience constraints as to the availability of funds from financial institutions, especially as our business continues to grow and the need for funding increases. Such constraints may affect user experience, including by limiting our ability to facilitate financing transactions. Such limitations may also restrain the growth of our business. Any prolonged constraint as to the availability of funds from financial institutions may also harm our reputation or result in negative perception of the services we offer, thereby decreasing the willingness of prospective car buyers to seek automotive financing solutions facilitated by us or the willingness of dealers and other platform participants to collaborate with us.

We may fail to maintain and expand our strategic partnership with Didi Chuxing.

We are in the process of establishing a strategic partnership with Didi Chuxing, a leading ride-sharing technology company. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company and beneficially owns 43,484,992 preferred shares, representing 14.8% of our outstanding shares as of the date of this prospectus. For further information, see “Principal Shareholders.” In May 2018, we launched a pilot program in a city in China to provide a variety of solutions to Didi Chuxing’s fleet, such as automotive financing, vehicle sourcing and insurance facilitation. We plan to form a comprehensive partnership with Didi Chuxing under this model and provide our solutions in additional cities to capitalize on Didi Chuxing’s large and rapidly expanding fleet.

There can be no assurance that we will successfully execute the plan. Drivers and other participants of Didi Chuxing’s platform may not recognize the value of our services or decide to utilize the services provided by our competitors. Furthermore, Didi Chuxing may terminate, or reduce the scale of, our cooperation or otherwise limit our ability to offer services to participants of its platform. If we fail to maintain and expand our strategic partnership with Didi Chuxing, our business, results of operations and financial condition would be materially and adversely affected.

Pursuant to the shareholders agreement, we may not set up any joint venture, partnership or enter into any strategic cooperation arrangements with certain competitors of Didi Chuxing, for so long as Didi Chuxing’s shareholding percentage in our company is not lower than five percent. Such restrictions may adversely affect our business, results of operations and financial condition.

We may fail to maintain relationships with online automotive advertising platforms and to effectively manage such relationships.

We collaborate with leading online automotive advertising platforms to tap into the large user base of these platforms. Users who are interested in our automotive financing solutions are directed to our call center. Our call center staff further explains our solutions to the user and assists the user in finding a suitable car in our dealer network. We view online automotive advertising platforms as alternative channels to engage car buyers. Such platforms may enter into exclusive business collaboration with our competitors, or they may offer automotive financing solutions of their own and compete with our business. If we were unable to source car buyers through these online channels or effectively engage such car buyers, the value that our platform is able to bring to other participants such as dealers and financial institutions may be materially and adversely affected, and our business, financial condition and results of operations may become negatively impacted as a result.

OEMs may not continue to participate on our platform.

Some of the financing transactions we facilitate are part of OEM-sponsored subsidy programs. We enable collaboration between OEMs and financial institutions to design low-interest financing solutions for car buyers. In addition, as part of our automotive transaction facilitation services, we plan to purchase cars from OEMs to facilitate the sale of such cars to our registered dealers. We believe our collaboration with OEMs makes our platform even more attractive to car buyers and dealers, thereby enhancing the network effect. However, there can be no assurance that we will be able to build and grow our relationships with OEMs. OEMs may perceive us as a competitor of their affiliated automotive finance companies or prefer to collaborate with other automotive transaction service platforms. As a result, OEMs may reduce the amount of subsidies for low-interest financing solutions offered on our platform or even terminate such subsidies. We plan to broaden the offering of subsidized financing solutions through collaboration with foreign and sino-foreign joint venture OEMs as well as national banks. As the financing solutions will be marketed to prospective car buyers with stronger credit profiles, we expect to seize new market opportunities while improving our credit performance through such strategy. However, there can be no assurance that we will be able to successfully implement the strategy, and our business, results of operations and financial condition could be materially and adversely affected. OEMs may also decide not to sell any cars on acceptable terms or at all or limit the number or types of cars that are sold to us. Our failure to build and grow our relationships with OEMs could materially and adversely affect our business, financial condition and results of operations.

We operate in a market where the credit infrastructure is still at an early stage of development. Information that we receive from third parties concerning a prospective car buyer may be outdated, incomplete or inaccurate, which may compromise the accuracy of our credit assessment.

China’s credit infrastructure is still at an early stage of development. The Credit Reference Center established by the People’s Bank of China, or the PBOC, in 2002 has been the only credit reporting system in China. This centrally managed nationwide credit database operated by the Credit Reference Center only records limited credit information, such as tax payments, civil lawsuits, foreclosures and bankruptcies. Moreover, this credit database is only accessible to banks and a limited number of market players authorized by the Credit Reference Center and does not support sophisticated credit scoring and assessment. In 2015, the PBOC announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely-applicable, reliable and sophisticated credit infrastructure in the market we operate.

For the purpose of credit assessment, we obtain credit information from prospective car buyers, and with their authorization, obtain credit data from external parties to assess applicants’ creditworthiness. We may not be able to source credit data from such external parties at a reasonable cost or at all. Such credit data may have limitations in measuring prospective car buyers’ creditworthiness. If there is an adverse change in the economic condition, credit data provided by external parties may no longer be a reliable reference to assess an applicant’s creditworthiness, which may compromise our risk management capabilities. As a result, our assessment of a car buyer’s credit profile may not reflect that particular car buyer’s actual creditworthiness because assessment may be based on outdated, incomplete or inaccurate information. There is also a risk that following our obtaining a car buyer’s information, the car buyer may have:

•	become delinquent in the payment of an outstanding obligation;

•	defaulted on a pre-existing debt obligation;

•	taken on additional debt, including pledging the car as collateral for such debt; or

•	sustained other adverse financial events.

Such outdated, incomplete or inaccurate information could compromise the accuracy of our credit assessment model and adversely affect the effectiveness of our control over our overdue ratios, in which case our results of operations will be harmed.

We rely on our credit assessment model and credit assessment team in evaluating credit applications. Our current risk management system may not be able to exhaustively assess or mitigate all risks to which we are exposed.

Credit applications by our car buyers are evaluated based on credit assessment conducted by our credit assessment model, and our credit assessment team conduct a manual evaluation when necessary. Based on our credit assessment model, we automatically approved 23.3% of applications, and we automatically rejected approximately 7.3% of applications during the three months ended March 31, 2018. Our credit assessment team, which was comprised of more than 50 experienced reviewers as of March 31, 2018 and led by a supervisor with over 15 years of experience in automotive finance, manually evaluates the rest of the applications. If our credit assessment model or our credit assessment team fail to perform effectively, our business and results of operations may be materially and adversely affected.

Our credit assessment model builds on machine learning algorithms including logistic regression and gradient boost decision tree. While we rely on machine learning algorithms to refine our model and system, there can be no assurance that our application of such algorithms will continue to deliver the expected benefits. In addition, as we have a limited operating history, we may not have accumulated sufficient credit data to optimize our model and system. Even if we have sufficient credit data and our credit assessment model has been tailored for prospective car buyers on our platform for our current operation, such data and credit assessment model might not be effective as we continue to increase the amount of financing transactions we facilitate, expand the car buyer base and broaden our engagement efforts with car buyers generally through different channels in the future. If our system contains programming or other errors, if our model is ineffective or if the credit data we obtained is incorrect or outdated, our credit assessment abilities could be negatively affected, resulting in incorrect approvals or denials of credit applications.

We rely on our credit assessment team to evaluate a substantial portion of credit applications submitted by prospective car buyers. Our reviewers frequently exercise judgments based on their experience and knowledge, and such judgments are subject to errors. In addition, if we fail to retain experienced reviewers or effectively train new reviewers, we may be unable to either offer financing solutions to creditworthy car buyers or maintain low overdue ratios of financing transactions we facilitate. To improve our operational efficiency, we plan to enhance the level of automation in the credit assessment process. However, such change in the credit assessment process could lead to an increase in overdue ratios, which would materially and adversely impact our business and results of operations.

If we are unable to maintain low overdue ratios for financing transactions we facilitate, our business and results of operations may be materially and adversely affected. Historical overdue ratios for financing transactions we facilitated may not be indicative of future results.

We may not be able to maintain low overdue ratios for financing transactions we facilitate, and such overdue ratios may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual car buyers. M3+ overdue ratio for all financing transactions which we facilitated and remained outstanding decreased from 2.31% as of March 31, 2016 to 0.28% as of March 31, 2017 and 0.46% as of March 31, 2018. However, we cannot assure you that we will be able to maintain low overdue ratios in the future or that the overdue ratio as of March 31, 2018 is indicative of our future credit performance. Overdue ratios for financing transactions we facilitated may deteriorate over time or as our business volume expands. The way how car buyers’ delinquencies affects our results of operations depends on the funding arrangement for the relevant financing transactions.

We are not obligated to bear credit risk for financing transactions funded by Jincheng Bank or Jiangnan Rural Commercial Bank under the direct partnership model. However, an increased level of credit losses suffered by such financial institutions with respect to financing transactions we facilitate would harm our business relationship with them. As of March 31, 2018, the total outstanding balance of financing transactions funded by

Jincheng Bank and Jiangnan Rural Commercial Bank under this arrangement was RMB20.2 billion (US$3.2 billion), representing 65.2% of the total outstanding balance of financing transactions we facilitated.

Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of March 31, 2018, the total outstanding balance of financing transactions funded by financial institutions under such arrangements was RMB10.1 billion (US$1.6 billion), representing 32.6% of the total outstanding balance of financing transactions we facilitated. At the inception of each financing transaction facilitated under such arrangements, we recognize risk assurance liabilities at fair value. We recognize additional risk assurance liabilities when the car buyer’s default is probable. Accordingly, an increase in overdue ratios of financing transactions for which we are obligated to bear credit risk could have a material adverse impact on our results of operations. Our risk assurance liabilities were RMB155.4 million (US$24.8 million) as of March 31, 2018, and the amount of performed risk assurance liabilities was RMB24.6 million (US$3.9 million) in the three months ended March 31, 2018. Furthermore, our fair value estimation of risk assurance liabilities requires a significant degree of judgment and may not fully reflect the credit quality of the relevant financing transactions. We will incur net loss on risk assurance liabilities to the extent the credit quality of such financing transactions is worse than our estimate at inception.

As a result of the Acquisition, we will record financing lease receivables in relation to financing leases funded by Shanghai Autohome on our consolidated balance sheet. As such, we will bear credit risk as to such financing leases, and any increase in overdue ratios could materially and adversely affect our business, results of operations and financial condition.

Collection and repossession efforts by our in-house team and third-party service providers may become less effective and may also subject us to regulatory risks and reputational risks.

We utilize our in-house team to collect repayment and third-party repossession agents to repossess car collaterals. The effectiveness of our collection and repossession efforts is critical to our business. We are not obligated to bear credit risk for financing transactions funded by Jincheng Bank or Jiangnan Rural Commercial Bank under the direct partnership model. However, failures in our collection and repossession efforts would harm our business relationship with such financial institutions. Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As a result of the Acquisition, we will record financing receivables in relation to financing leases funded by Shanghai Autohome on our balance sheet. As such, we will bear credit risk as to such financing leases. Our failure to collect overdue repayments for the financing transactions we facilitate or repossess the related car collaterals will have a material adverse effect on our business operations and financial position. As the amount of financing transactions we facilitate increases in the future, we may devote additional resources into our collection and repossession efforts. However, we cannot assure you that our collection and repossession efforts will be successful and that we would be able to utilize such additional resources in a cost-efficient manner.

As an aid to our repossession efforts, we install a telematics device in every car purchased through our platform. However, there can be no assurance of the effectiveness of such measure. For example, we might be unable to locate cars parked in underground garages or remote areas due to poor telematics signal reception. Even if we were able to locate a car, the car buyer may resort to physical force to resist repossession or steal the repossessed car from our warehouse. From the beginning of 2016 to March 31, 2018, the success rate for our repossession agents to repossess cars with telematics devices was 69.7%. Furthermore, the telematics devices may be removed intentionally by car buyers or dealers or unintentionally during repairs, and we would need to rely on other information relating to the car buyer, including the address specified in the credit application, to locate such cars. From the beginning of 2016 to March 31, 2018, the success rate for our repossession agents to repossess cars without telematics devices was 25.9%.

We endeavor to ensure our collection and repossession efforts comply with the relevant laws and regulations in the PRC and we have established strict policies and implemented measures to ensure that our collections personnel and third-party repossession agents do not engage in aggressive or predatory practices. We cannot assure you that such teams will not engage in any misconduct while performing their tasks. In particular, we have no direct control over the employees of third-party repossession agents. Any misconduct by our collection personnel and third-party repossession agents or the perception that our collection and repossession practices are considered to be aggressive, predatory or not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further undermine our ability to collect repayments or repossess cars from car buyers in default, lead to a decrease in the willingness of prospective car buyers to apply for and utilize financing transactions we facilitate, or result in fines and penalties being imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

The service fees for our automotive financing facilitation services may decline in the future, and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generate substantially all of our revenue from automotive financing facilitation services. Any material decrease in our service fees from automotive financing facilitation services would have a substantial impact on our revenue and profit margin. The service fees we charge financial institutions could be affected by a variety of factors, including the competitive landscape of the automotive finance industry and regulatory requirements. Our service fees from financial institutions may also be affected by a change over time in the mix of the types of services we offer. Our competitors may also offer more attractive service fees, which may require us to reduce our service fees to compete effectively.

In addition, our financing facilitation service fees are sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and fiscal and monetary policies. In the event that the amount of service fees we charge financial institution decrease significantly in the future and we are not able to adopt any cost control initiatives, our business, financial condition and results of operations will be harmed.

The laws and regulations governing the automotive and mobility industries in the PRC are subject to further changes and interpretation. If our business practices or the business practices of third parties that we collaborate with are deemed to violate any PRC laws or regulations, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Our business may be subject to a variety of laws and regulations in the PRC governing the automotive and mobility industries, including the automotive finance industry. The application and interpretation as to certain of these laws and regulations are currently ambiguous, and may be interpreted and administered inconsistently between the different government authorities and local bureaus. The PRC government may also implement measures to control credit supply, which would affect the automotive finance industry.

As of March 31, 2018, we have not been subject to any material fines or other penalties under any PRC laws or regulations as to our business operations. However, if the PRC government tightens regulatory framework for the automotive and mobility industries in the future, and subject industry participants such as our company to new or specific requirements (including without limitation, capital requirements and licensing requirements), our business, financial condition and prospects would be materially and adversely affected. Compliance with existing and future rules, laws and regulations can be costly and if our practice is deemed to violate any existing or future rules, laws and regulations, we may face injunctions, including orders to cease non-compliant activities, and may be exposed to other penalties as determined by the relevant government authorities as well.

In September 2016, a local branch of administration for industry and commerce, or the AIC, in Changsha of Hunan province imposed an administrative penalty to our subsidiary in Hunan and held that the commissions paid by us to local dealers in connection with automotive financing facilitation constituted commercial bribes in violation of Anti-Unfair Competition Law of the People’s Republic of China, which was promulgated by the National People’s Congress in September 1993, and amended in November 2017 after the local AIC’s penalty decision, or the Anti-Unfair Competition Law, and the Interim Provisions on Banning Commercial Bribery which was promulgated by the State Administration for Industry and Commerce in November 1996, or the Anti-Bribery Provisions. We surrendered RMB58,499.23 (US$9,326.15) of alleged illegal income and paid a fine of RMB100,000.00 (US$15,942.35) pursuant to the local AIC’s decision. It is common practice in the PRC to pay dealers commissions for their services in connection with automotive financing facilitations and we have not received any similar penalty decisions from national or other local AICs where we have operations. Pursuant to the Anti-Unfair Competition Law, it is permitted to pay commissions to a middleman explicitly if the parties properly reflect such commissions in their financial records. To strengthen our compliance under the anti-bribery and fair competition laws, we have entered into written contracts with most local dealers to which we pay commissions in Hunan province and other regions in the PRC to document the terms of the dealers’ services and the amount of commissions payable by us for such services, which have been reflected in our financial and tax accounts. However, there are substantial uncertainties regarding the implementation and interpretation of PRC laws and regulations in this regard, which are at the local governmental agencies’ significant discretion; further, the Anti-Bribery Provisions and the Anti-Unfair Competition Law may be interpreted and administered inconsistently between different local AICs and such interpretations may change over time. See “—Risks Relating to Doing Business In China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” There can be no assurance that we will not be subject to similar penalty due to allegations of violating relevant commercial bribery or unfair competition laws in the future by the local AIC in Changsha or other regions where we have operations or that we will be able to defend ourselves against such allegations. If we become subject to additional penalties for commissions paid to dealers, we may have to change our business model or cease part of our business, which could materially and adversely affect our business, results of operations or financial condition.

The Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Circular on Regulating and Rectifying Cash Loan Business on December 1, 2017, or Circular 141. Among other things, Circular 141 provides restrictions on banks’ collaboration with third parties in cash loan business. Pursuant to Circular 141, a bank may not outsource its core business functions, such as credit assessment and risk management, to third parties. Circular 141 also prohibits a bank participating in loan facilitation transactions from accepting credit enhancement services from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks. In addition, a bank may not permit its service provider in cash loan business to collect interest or fees from borrowers. As Circular 141 is relatively new, it remains uncertain how the regulatory authorities will interpret and enforce the requirements. The opening paragraph of Circular 141 states, in relevant parts, that while the growth of cash loan business “has helped certain groups in society satisfy their needs for normal consumption credit to a certain extent, it has created several significant problems including, among other things, over-borrowing, repetitive credit approvals, improper collection practice, excessively high interest rates and intrusions on personal privacy, posing relatively large financial risk and societal risk.” While this statement suggests that the regulatory authorities are primarily concerned about abuses in the cash loan industry, it is uncertain whether any requirements in Circular 141 may be applicable to the automotive finance industry. In connection with our automotive financing facilitation business, we provide credit assessment service to financial institutions to assist them in making ultimate credit decisions. Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. In addition, we charge car buyers fees for value-added services associated with purchasing a car with financing. If the relevant regulatory authorities determine that Circular 141 is applicable to the automotive finance industry, and our business is deemed to be in violation of Circular 141, we could be subject to penalties and/or be required to significantly change our business model.

We may be deemed to operate financing guarantee business by the PRC regulatory authorities.

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, on August 2, 2017 which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law.

We have entered into cooperation arrangement with WeBank under the co-partnership model. See “Business—Our Relationships with Our Platform Participants—Financial Institutions—Co-partnership Model.” For financing transactions funded under the co-partnership model, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of March 31, 2018, such financing transactions represented 30.8% of the total outstanding balance of financing transactions we facilitated. We are also obligated to bear credit risk with respect to an insignificant amount of financing leases funded under the direct partnership model. For the three months ended March 31, 2018, such financing leases represented 0.4% of the total amount of financing transactions we facilitated. On April 2, 2018, China Banking and Insurance Regulatory Commission, together with several other governmental authorities, jointly adopted (i) the Administrative Measures for the Financing Guarantee Business Permit, (ii) Measures for Measuring the Outstanding Amount of Financing Guarantee Liabilities, (iii) Administrative Measures for the Asset Percentages of Financing Guarantee Companies and (iv) Guidelines on Business Cooperation between Banking Financial Institutions and Financing Guarantee Companies, or the Four Supporting Measures of the Financing Guarantee Rules, which further stipulates that “financing guarantee business” under the Four Supporting Measures of the Financing Guarantee Rules, among other things, includes “guarantee business related to loans,” which refers to the activities whereby a guarantor provides guarantee for loans, online lending, financial leasing, commercial factoring, bill acceptance, letters of credit or other forms of debt financing.

Due to the lack of further interpretations and the fact that the Four Supporting Measures of the Financing Guarantee Rules were newly adopted, the exact scope and application of “operating financing guarantee business” under such regulations are still unclear. It is uncertain whether we would be deemed to operate financing guarantee business because of our current arrangements with certain financial institutions. Furthermore, pursuant to Circular 141, a bank participating in loan facilitation transactions may not accept credit enhancement service from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks. If the relevant regulatory authorities determine that such prohibition is applicable to the financing transactions we facilitate, we may be required to either cease bearing credit risk as part of our arrangements with the financial institutions as described above or obtain approval or license for financing guarantee business. If we were unable to satisfy either requirement, we may no longer be able to collaborate with the relevant financial institutions, or become subject to penalties, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our business of facilitating financing transactions between financial institutions and car buyers may constitute provision of intermediary service, and our agreements with these financial institutions may be deemed as intermediation contracts under the PRC Contract Law.

Our business of facilitating financing transactions by connecting financial institutions and individual car buyers may constitute an intermediary service, and such services may be deemed as intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary may not claim for service fee and is liable for damages if it conceals any material fact intentionally or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests. See “Regulation—Regulations Related to Intermediation.” Therefore, if we fail to provide material information to financial institutions, or if we fail to identify false information received from car buyers or others and in turn provide such information to financial institutions, and in either case if we are also found to be at fault, due to failure or deemed failure to exercise proper care, such as to conduct adequate information verification or employee supervision, we could be held liable for damage caused to financial institutions as an intermediary pursuant to the PRC Contract Law. In addition, if we fail to complete our obligations under the agreements entered into with financial institutions, we could also be held liable for damages caused to financial institutions pursuant to the PRC Contract Law.

We may not be able to enforce our rights against car buyers.

We offer car buyers various value-added services associated with purchasing a car with financing. Such services mainly involve registrations of license plates and collaterals with the relevant government authorities. We charge certain car buyers fees for such services, but we do not enter into written contracts with such car buyers. In the event a legal dispute arises between a car buyer and us, we may not be able to enforce our rights against the relevant car buyer. Our failure to enforce our rights may materially and adversely affect our business, results of operation and financial condition.

The scale of Shanghai Autohome’s business may be limited by its total net assets.

In September 2013, the Ministry of Commerce, or the MOFCOM, promulgated the Measures for Supervision and Administration of Financing Lease Enterprises, pursuant to which the risk assets of a financing lease enterprise may not exceed ten times of its total net assets. According to the Measures for the Administration of Foreign Funded Lease Industry, promulgated by the MOFCOM in 2005 and amended by the MOFCOM in 2015, the term “risk assets” refers to a company’s total assets, net of cash, bank deposits, Chinese treasury bonds and lease assets held in custody. In April, 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the newly formed China Banking and Insurance Regulatory Commission. Shanghai Autohome funds financing leases for car buyers on our platform, and its risk assets consist of financing lease receivables relating to the financing leases it funds.

We currently own 50% equity interest in Shanghai Autohome. Upon the completion of the Acquisition, Shanghai Autohome will become our wholly-owned consolidated subsidiary. We plan to expand the amount of financing leases provided by Shanghai Autohome, which would increase the amount of financing lease receivables of Shanghai Autohome. When the amount of financing lease receivables exceeds ten times of Shanghai Autohome’s total net assets, we may be required to increase the total net assets of Shanghai Autohome by means of, among others, increasing the paid-up capital contribution. However, we cannot assure you that we will be able to make such capital contribution timely, or at all. Our inability to make such capital contribution on a timely basis could have an adverse impact on our business.

We face intense competition and we may not be able to compete effectively.

The automotive transaction industry in China is large yet competitive. We compete against automotive transaction platforms that connect various players across the automotive transaction value chain, to facilitate automotive and automotive-related transactions, including automotive financing. Our competitors may offer automotive financing solutions with lower cost and/or deliver better user experience to prospective car buyers. OEM-sponsored subsidy programs may also compete with our automotive financing solutions, reduce our market share and adversely affect our results of operations. We may also in the future face competition from new entrants that will increase the level of competition. We anticipate that more established companies, including technology companies that possess large, existing user bases, substantial financial resources and sophisticated technological capabilities may also enter the market in the future. Our competitors may operate different business models, have different cost structures or participate selectively in different industry segments. They may ultimately prove to be more successful or more adaptable to customer demand and new regulatory, technological and other developments. Some of our current and potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sales and support of their platform, product and solution and service offerings. Our competitors may also have longer operating history, greater brand recognition and brand loyalty and broader or closer relationships with dealers, financial institutions, OEMs or other automotive transaction industry participants than us. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our other competitors. Our competitors may be better at developing new products and solutions and services, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. More players may enter the automotive transaction or automotive finance industry and intensify the market competition. In response to competition and in order to grow or maintain the amount of financing transactions facilitated to car buyers, we may have to lower and/or adjust the various fees that we charge or pay to the different platform participants, which could materially and adversely affect our business, profit margins and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our services could stagnate or substantially decline, which could harm our business and results of operations.

If our new solutions and services do not achieve sufficient market acceptance or provide the expected benefits to platform participants, our financial condition, results of operations and competitive position will be materially and adversely affected. New solutions and services may also subject us to regulatory risks.

We have incurred and will continue to incur expenses and consume resources to develop and market new solutions and services for platform participants, including dealers, financial institutions and car buyers. For example, we recently started to offer automotive insurances on our platform, facilitate inventory and supply chain financing for dealers and provide SaaS solutions for dealers. We may also develop new solutions and services for other industry participants, such as OEMs and insurance brokers and companies. New solutions and services must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing or new solutions and services and changes to our platform could fail to attain sufficient market acceptance for many reasons, including but not limited to:

•	our failure to predict market demand accurately and supply solutions and services that meet this demand in a timely fashion;

•	platform participants may not like, find useful or agree with any changes we make;

•	our failure to properly price new solutions and services;

•	negative publicity about our solutions and services or our platform’s performance or effectiveness;

•	failure to seamlessly integrate our technology system with those of existing or new financial institutions we collaborate with;

•	failure to evaluate credit applications efficiently;

•	views taken by regulatory authorities that the new solutions and services or platform changes do not comply with PRC laws, rules or regulations applicable to us; and

•	the introduction or anticipated introduction of competing solutions and services by our competitors.

If our new solutions and services do not achieve adequate acceptance in the market or provide the expected benefits to platform participants, our competitive position, financial condition and results of operations could be harmed. In addition, we may incur higher cost and expenses as a result of new solutions and services. New solutions and services may also subject us to additional regulatory or licensing requirements. Failure by us to comply with any such new regulatory or licensing requirements could materially and adversely affect our business and results of operations.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Since inception, we have issued equity securities and borrowed from financial institutions to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new solutions and services, increasing the amount of financing transactions we facilitate, further enhance our risk management capabilities, increasing our sales and marketing expenditures to improve brand awareness and engage car buyers through expanded online channels, enhancing our operating infrastructure and acquiring complementary businesses and technologies. We plan to expand the amount of financing leases provided by Shanghai Autohome, and we may need to make additional capital contribution as a result. Furthermore, we may increase the number of cars that we purchase from automotive wholesalers or OEMs to enable our registered dealers to access additional car sourcing channels. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the debts may divert a substantial portion of cash flow to repay principal and service interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to service debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

Our failure to adequately recover value of car collaterals may materially and adversely affect our results of operations.

All financing transactions we facilitate are secured by car collaterals. Change in the residual value of car collaterals securing these financing transactions may affect their recoverability. How such change affects our results of operations depends on the funding arrangement for the relevant financing transaction. We are not obligated to bear credit risk for financing transactions funded by Jincheng Bank or Jiangnan Rural Commercial Bank under the direct partnership model. Nonetheless, we charge such financial institutions fees for disposals of repossessed cars, and such fees are based on a percentage of the proceeds from disposals. As such, a decrease in residual value of car collaterals results in a decrease in the fee we charge for disposals. Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. After purchasing such financing receivables, security interest in the collateral is also transferred to us. We incur losses as residual value of car collaterals declines below the amount we expected to recover. In addition, our equity investee Shanghai Autohome funds financing leases with its own capital, in which case security interest in the relevant collaterals belongs to Shanghai Autohome.

Residual value of car collaterals are often affected by factors beyond our control. After purchase by a car buyer, a car may suffer damage from traffic accidents. In addition, the introduction of new car models and overall trend of gradual decrease in used car prices with the age of cars may cause the residual value of cars to decrease. Restrictions on inter-city or inter-province transfer of used cars imposed by various local government authorities in China may also result in lower residual value of cars that likely will be transferred to such cities with local transfer restrictions. Although the central PRC government has recently issued several official opinions or circulars to prohibit such local restrictions and market segregation, aiming to stimulate inter-city or inter-province used car trading by deregulation, certain transfer restrictions are still officially allowed. Residual value may also be adversely affected due to inappropriate handling of the third parties we collaborate with, including repossession agents and warehouses. Our pricing models may not be able to capture all factors that may affect the residual value of car collaterals. Significant decrease in residual value of car collaterals may lower the recoverability of financing transactions and undermine the cost efficiency of our repossession efforts, which may materially and adversely affect our results of operations. Furthermore, there can be no assurance that we will be able to dispose car collaterals at residual values, or at all.

Our failure to facilitate the sale of cars that we purchased to dealers may have a material and adverse effect on our business, financial condition and results of operations.

In late 2017, we started to purchase cars from automotive wholesalers to facilitate the sale of such cars to our registered dealers. We primarily purchase car models that are reliable, affordable and based on our insights as to car buyers, feedback from registered dealers and market analysis as to perception and demand for such models, will appeal to car buyers in lower-tier cities. We price cars based on our massive amount of automotive transaction data associated with providing automotive financing solutions as well as data from facilitating other automotive transactions such as automobile trading between dealers to efficiently facilitate their sale. We have limited experience in the purchase of cars for sale to dealers, and there is no assurance that we will be able to do so effectively. Demand for the type of cars that we purchase can change significantly between the time the cars are purchased and the date of sale. Demand may be affected by new car launches, changes in the pricing of such cars, defects, changes in consumer preference and other factors, and dealers may not purchase them in the quantities that we expect. We may also need to adopt more aggressive pricing strategies for these cars than originally anticipated. We face inventory risk in connection with the car purchased, including the risk of inventory obsolescence, a decline in values, and significant inventory write-downs or write-offs. If we were to adopt more aggressive pricing strategies, our profit margin may be negatively affected as well. We may also face increasing costs associated with the storage of these cars. Any of the above may materially and adversely affect our financial condition and results of operations.

Any harm to our brand or reputation or any damage to the reputation of financial institutions we collaborate with or other third parties or the automotive finance industry or failure to enhance our brand recognition could have a material adverse effect on our results of operations and growth prospects.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

•	maintain the quality and reliability of our platform;

•	maintain and develop relationships with dealers and financial institutions;

•	maintain and develop relationships with OEMs;

•	provide prospective car buyers and existing car buyers with superior experiences;

•	enhance and improve our credit assessment of car buyers;

•	effectively manage and resolve any complaints of dealers, financial institutions or car buyers; and

•	effectively protect personal information and privacy of car buyers and any sensitive data received from financial institutions.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and results of operations.

As the automotive finance market in China is under rapid development and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s automotive finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Furthermore, any negative development in the automotive finance industry, such as bankruptcies or failures of platforms providing automotive financing solutions, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as any failure of platforms providing automotive financing solutions to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new dealers, financial institutions, car buyers and other platform participants. Negative developments in the automotive finance industry, such as widespread car buyer defaults, fraudulent behavior and/or the closure of platforms providing automotive financing solutions, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by companies like us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We collaborate with various automotive transaction industry participants in providing our solutions and services. Such participants include dealers, financial institutions, sales agents, repossession agents, insurance brokers and companies and other business partners. Negative publicity about such counterparties, including any failure by them to adequately protect the information of car buyers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation.

Fraudulent activities associated with car buyers could negatively impact our results of operations, brand and reputation and cause the use of our services to decrease.

We are subject to the risk of fraudulent activities associated with car buyers, who may provide us with information that is inaccurate or misleading. We do not and may not be able to verify all the information we receive from car buyers. To the extent we verify car buyers’ information, our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Furthermore, parties that handle car buyer information, such as dealers and sales agents, may aid car buyers in committing frauds. A significant increase in fraudulent activities could negatively affect our results of operations, harm our brand and reputation, discourage financial institutions from collaborating with us, reduce the amount of financing transactions facilitated to car buyers and lead us to take additional steps to reduce fraud risk, which could increase our costs. An overall increase of fraudulent activities in the automotive finance market or the consumer finance industry or incidence of high profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. Moreover, inaccurate, misleading or incomplete car buyer information could also potentially subject us to liability as an intermediary under the PRC Contract Law. See “Regulation—Regulations Related to Intermediation.” Although we have not been materially affected by fraudulent activities associated with car buyers in the past, we cannot rule out the possibility that such fraudulent activities may materially and adversely affect our business, financial condition and results of operations in the future.

Fluctuations in interest rates could negatively affect our reported results of operations.

We charge service fees to financial institutions for facilitating financing transactions. If prevailing market interest rates decline, the operating margins of financial institutions may decrease, which may force us to lower the service fees we are able to charge them. If we do not sufficiently lower our service fees and keep our fees competitive in such instances, financial institutions may decide not to utilize our services because of our less competitive service fees and may take advantage of lower service fees offered by other companies, and our ability to retain, attract and engage prospective financial institutions as well as our competitive position may be severely undermined. On the other hand, if prevailing market interest rates increase, car buyers would be less likely to finance car purchases with credit or we may need to reduce our service fees to mitigate the impact of increased interest rates, and our financial condition and profitability could also be materially and adversely affected.

Our quarterly results may fluctuate significantly partly due to seasonality and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our revenues, operating cost and expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract new car buyers;

•	our ability to maintain existing relationships with business partners and establish new relationships with additional business partners, such as dealers, financial institutions and OEMs;

•	the amount of financing transactions we facilitate;

•	overdue ratios of financing transactions we facilitate;

•	the mix of solutions and services we offer;

•	the amount and timing of our operating cost and expenses and the maintenance and expansion of our business, operations and infrastructure;

•	financial institutions’ willingness and ability to fund financing transactions through our platform on reasonable terms;

•	our emphasis on experience of car buyers, instead of near-term growth;

•	the timing of expenses related to the development or acquisition of technologies or businesses;

•	proper and sufficient accounting policies with respect to our risk assurance liabilities and implementation;

•	network outages or security breaches;

•	general economic, industry and market conditions; and

•	changes in applicable laws and regulations.

In addition, we have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. Our revenue trends are a reflection of car purchase patterns by car buyers. Car buyers in China tend to purchase a higher volume of cars in the second half of each year, in part due to the introduction of new models from automakers. Further, the holiday period following the Chinese New Year is in the first quarter, which may contribute to lower activity levels in that quarter of each year. As a result of these factors, our revenues may vary from quarter to quarter. Our actual results may differ significantly from our targets or estimated quarterly results. Therefore, you may not be able to predict our annual results of operations based on a quarter-to-quarter comparison of our results of operations. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of our shares to fall. As our revenues grow, these seasonal fluctuations may become more pronounced.

We may not realize the benefits we expect from our investments in certain securities and investment products, and this may materially and adversely affect our business, financial condition, results of operations and prospects.

We make investments in certain standardized capital instruments issued by financial institutions, including asset-backed securities in which the underlying assets are financing receivables related to financing transactions we facilitate. As of December 31, 2017 and March 31, 2018, we had long-term investments in the amount of RMB191.0 million (US$30.4 million) and RMB191.1 million (US$30.5 million), respectively, which were related to asset-backed securities issued by Jincheng Bank. Such asset-backed securities are part of the subordinated tranches and therefore associated with a higher level of investment risk. We have also made short-term investments in wealth management products, which are primarily invested in various types of debt securities. As of December 31, 2017 and March 31, 2018, we had short-term investments of RMB62.4 million (US$9.9 million) and RMB599.7 million (US$95.6 million), respectively. We cannot assure you as to the return of such investments and we may need to recognize losses in connection with these investments, which may have a material adverse effect on our business, financial condition and results of operations.

Uncertainties relating to the growth of the Chinese automotive and mobility markets in general, and the automotive finance industry in particular, could adversely affect our business and results of operations.

We generate substantially all of our revenue from service fees for automotive financing facilitation services. As a result, the amount of revenue is affected by the development of the automotive and mobility industries, and in particular the automotive finance industry, in China. The long-term viability and prospects of various automotive financing models in China remain relatively untested. As such, demand for our solutions and services and our future results of operations will depend on numerous factors affecting the development of the automotive and automotive finance industries in China, which may be beyond our control. These factors include:

•	the growth in car ownership and the rate of any such growth;

•	changes in car buyer demographics, tastes and preferences;

•	changing financing behavior of car buyers;

•	the selection, price and popularity of cars offered by dealers and OEMs; and

•	whether alternative channels or business models that better address the needs of car buyers emerge in China.

A general decline in the use of and demand for cars, or any failure by us to adapt our platform and maintain and improve the experience of various platform participants as to our solutions and services in response to new trends and requirements, may adversely affect our results of operations and business prospects.

Government policies on car purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. In 2017, a lower consumption tax rate was applicable to cars with engines that are 1.6-liter or smaller, and such tax break terminated at the end of 2017, which had an adverse effect on sales of such cars in the first half of 2018. The termination of the lower consumption tax rate partially contributed to a slower year-on-year growth rate of our revenues in the first quarter of 2018 as well as expected decreases in revenues and net income in the second quarter of 2018 compared to the second quarter in 2017.

In August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy cars designated on certain catalogs will be exempted from the purchase taxes. In April 2015, several PRC governmental authorities also jointly announced that from 2016 to 2020, purchasers of new energy cars designated on certain catalogs will enjoy subsidies. In December 2016, relevant PRC governmental authorities further adjusted the subsidy policy for new energy cars. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automotive retail transactions in China. It is possible that automotive retail transactions may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automotive retail transactions indeed decline, our revenues may decrease and our results of operations may be materially and adversely affected.

In May 2018, Ministry of Finance of China announced significant reductions in tariffs on imported cars and car parts, which will become effective on July 1, 2018. While such reductions are likely to enhance consumption in the automotive market, there may also be disruptions to existing market trends as a result of competition from imported products. If we fail to adapt to changes in the automotive market, our business, results of operations and financial condition would be materially and adversely affected.

Some local governmental authorities also issued regulations and relevant implementation rules in order to control urban traffic and the number of cars within particular urban areas. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new car purchases in Beijing each year. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new license plates in Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive and mobility industries, which in turn may have a material adverse impact on our business.

Any significant disruption in our IT systems, including events beyond our control, could prevent us from offering our solutions and services or reduce their attractiveness and result in a loss of car buyers, financial institutions and other platform participants.

In the event of a system outage, malfunction or data loss, our ability to provide services would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing car buyers and financial institutions. Our IT systems infrastructure is currently deployed and our data is currently maintained through a customized cloud computing system. Our servers are housed at third-party data centers, and our operations depend on the service providers’ ability to protect our systems in their facilities as well as their own systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, many of which may be beyond our control. Many of our mobile applications are also provided through third-party app stores and any disruptions to the services of these app stores may negatively affect the delivery of our mobile applications to users. Moreover, if our arrangement with these service providers are terminated or if there is a lapse of service or damage to their facilities or if the services are no longer cost-effective to us, we could experience interruptions in our solutions and service as well as delays and additional expense in arranging new automotive financing solutions for car buyers and to serve our other platform participants. Our ability to exchange information with financial institutions and obtain credit data from third parties could also be interrupted.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with car buyers and financial institution and other platform participants and our reputation. We may not have sufficient capacity to recover all data and services lost in the event of an outage. These factors could prevent us from processing credit applications and other business operations, damage our brands and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause car buyers and financial institutions and other platform participants to abandon our solutions and services, any of which could adversely affect our business, financial condition and results of operations.

Technology is a critical aspect in the efficient operation of our business, and if any of our systems contain undetected errors, or if we fail to effectively implement technology initiatives or anticipate future technology needs or demands, our operations may be materially and adversely affected.

The efficient and reliable operation of our business depends on technology as well as our IT systems. Our systems, enterprise applications and software on which we depend for the operation of our business may contain programming errors or other defects that our internal testing did not detect. The occurrence of such undetected errors or defects in our systems and software could disrupt our operations, damage our reputation and detract from the experience of our users.

In addition, our future success depends on our ability to anticipate technology development trends and identify, develop and commercialize new technology initiatives in a timely and cost-effective manner in order to deliver services demanded by platform participants. However, we may fail to recruit, train and retain qualified research and development personnel, and there can be no assurance that we will be able to implement new technology initiatives effectively, or that we will be successful in anticipating new technology needs and demands of our customers and of the market at large. Moreover, it may take an extended period of time for our new technologies and services to gain market acceptance, if at all. If we fail to effectively implement technology initiatives or anticipate future technology needs or demands, our operations may materially and adversely affected.

Misconducts and errors by our employees and third parties we collaborate with could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party business partners that we collaborate with. Our business depends on our employees and third parties, such as dealers, financial institutions, sales agents and repossession agents, to interact with car buyers, process large numbers of transactions and support the collection process. We could be materially and adversely affected if transactions are improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by employees or third-party business partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party business partners take, convert or misuse funds, documents or data or fail to follow our rules and procedures when interacting with car buyers, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow our rules and procedures, and therefore be subject to civil or criminal liability. Any of these occurrences could result in our diminished ability to operate our business, potential liability to car buyers, inability to attract car buyers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

If we are unable to safeguard the security of the confidential information of car buyers, dealers or third parties we collaborate with and adapt to the relevant regulatory framework as to protection of such information, our business and operations may be adversely affected.

We collect, store and process certain personal and other sensitive data from car buyers, dealers and other third parties, which makes us an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential car buyer information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with car buyers, dealers and/or financial institutions could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which financial service providers are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish user information protection system with appropriate remedial measures. We obtain consents from car buyers on our platform to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and prevent the personal information from being divulged, damaged or lost. Furthermore, pursuant to confidentiality provisions in our cooperation agreements with financial institutions, we have the obligation to safeguard car buyers’ personal information and to only use such information within the authorized scope. We may face litigation brought by financial institutions or car buyers, if we fail to satisfy our confidentiality obligations in the relevant cooperation agreements, or if our use of car buyers’ data fall outside of the scope of their authorization, as the case may be. Furthermore, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. There can be no assurance that our existing car buyer information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. See “Regulations—Regulations Related to Internet Information Security and Privacy Protection” for more details.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2016, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2016, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements. We have implemented and are continuing to implement a number of measures to address the material weakness and the deficiencies that have been identified. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE after the completion of this offering. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2019, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

We may not be able to prevent others from unauthorized use of our intellectual property and we may be subject to intellectual property infringement claims, either of which could harm our business and competitive position.

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Business—Intellectual Property.” However, there can be no assurance that any of our intellectual property rights would not be challenged, invalidated or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damage. Because of the rapid pace of technological change, there can be no assurance that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. For example, we do not hold any patent relating to our credit assessment model. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, including open source software, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Meanwhile, we cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights that are infringed by our services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the U.S. or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

We currently use open source software in certain aspects of our platform and business operations, and we expect to continue to use open source software in the future. We may face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our technologies, any of which would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer or discontinue our solutions or incur additional costs. We cannot be certain that we have incorporated open source software in our solutions in a manner that is consistent with our policies.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights in China are still evolving and are uncertain, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

If we fail to keep up with the technological developments and implementation of advanced technologies, our business, results of operations and prospects may be materially and adversely affected.

We apply technology to serve our platform participants more efficiently and bring them better user experience. Our success will in part depends on our ability to keep up with the changes in technology and the continued successful implementation of advanced technology, including cloud computing, distributed architecture and big data analytics. If we fail to adapt our platform and services to changes in technological development in an effective and timely manner, our business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of our services. Technical hurdles in implementing technological advances may result in our services becoming less attractive to platform participants, which, in turn, may materially and adversely affect our business, results of operations and prospects.

As our business develops, we may be required to obtain license for providing value-added telecommunications services.

The Telecommunications Regulations of the PRC, the Administrative Rules for Foreign Investment in Telecommunications Enterprises, the Guidance Catalogue of Industries for Foreign Investment (2017 Revision) and other relevant regulations on the operation of value-added telecommunication service business provide a license requirement for operating such business in the PRC. As we continually enrich the service offerings on our platform, we plan to engage in telecommunications-related businesses, including value-added online services for platform participants, in the future. However, we cannot assure you that we will be able to obtain the requisite license for providing value-added telecommunications services on a timely basis or at all. Our inability to obtain such license or any delay in obtaining such license could have a material and adverse impact on our business and results of operations.

We are subject to risks relating to our leased properties.

Currently all of our offices and vehicle storage warehouses are on leased premises. We may not be able to successfully extend or renew our leases upon expiration of the current terms on commercially reasonable terms or at all, and may therefore be forced to relocate the relevant offices and warehouses. Such relocation could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we may not be able to locate desirable alternative sites for our offices and warehouses, and failure in relocating our affected operations could adversely affect our business and operations.

Pursuant to the Land Administration Law of the PRC, land in urban districts is owned by the state. The owner of a property built on state-owned land must possess the proper land and property title certificate to demonstrate that it is the owner of the premises and that it has the right to enter into lease contracts with the tenants or to authorize a third party to sublease the premises. We have entered into 40 lease agreements with parties who have not produced evidence of proper legal title of the premises. If such parties are not the owners of the premises, and the actual owners successfully challenge the validity of the relevant leases, we would be forced to relocate. Although we may seek damages from the counterparties to the lease agreements, there can be no assurance that we would be able to collect such damages.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

The PRC government has promulgated laws and regulations to enhance labor protections, such as the Labor Contract Law, the Social Insurance Law and the Regulations on the Administration of Housing Funds. Such laws and regulations require companies operating in China to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the relevant local government from time to time. The requirement of employee benefit plans has not been implemented consistently by the local authorities in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain social insurance and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC. We may be required to make up the contributions for these plans as well as to pay late fees and fines, and our financial condition and results of operations may be adversely affected.

The use of employees of third-party labor dispatch agencies, who are known in China as “dispatched workers,” is mainly regulated by the Interim Provisions on Labor Dispatching, which was promulgated by the Ministry of Human Resources and Social Security in January 2014. It provides that an employer may use dispatched workers only for temporary, auxiliary or substitute positions, and shall strictly control the number of workers under labor dispatching arrangements. The number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees. As of March 31, 2018, the number of dispatched workers in two of the subsidiaries of Shanghai Cango exceeded 10% of the total number of their employees. If the governmental authorities find us to be in violation of the relevant employment regulations, we may be subject to penalties and be required to reduce the number of dispatched workers. As a result, we may incur significant costs to find replacement for dispatched workers and experience disruptions in our operations. Furthermore, there can be no assurance that we will be able to find suitable employees to replace the dispatched workers. If we fail to comply within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold.

Any failure by us or third parties we collaborate with to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.

We have implemented various policies and procedures in compliance with all applicable anti-money laundering and anti-terrorist financing laws and regulations, including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, we rely on financial institutions to have their own appropriate anti-money laundering policies and procedures. Financial institutions we collaborate with are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. We have adopted commercially reasonable procedures for monitoring financial institutions we collaborate with.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us or any financial institutions we collaborate with as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we and financial institutions we collaborate with comply with applicable anti-money laundering laws and regulations, we and these financial institutions may not be able to fully eliminate money laundering and other illegal or improper activities in light of their complexity and the secrecy of these activities. Any negative perception of the industry, such as that which may arise from any failure of other automotive financing solution facilitation service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operation.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our services, better serve car buyers, and enhance our competitive position. We currently own 50% equity interest in Shanghai Autohome. Upon the completion of the Acquisition, Shanghai Autohome will become our wholly-owned consolidated subsidiary.

These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

•	strain on our liquidity and capital resources;

•	difficulties in executing intended business plans and achieving synergies from such strategic investments or acquisitions;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the overall organization;

•	difficulties in retaining relationships with existing dealers, financial institutions, car buyers, employees and other partners of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

Any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

Our business depends on the continued efforts of our senior management. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. In particular, Mr. Xiaojun Zhang, our founder and chairman, and Mr. Jiayuan Lin, our founder and chief executive officer, are critical to the management of our business and operations and the development of our strategic direction. While we have provided various incentives to our management, there can be no assurance that we can continue to retain their services. If one or more members of our senior management were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. Any new executive we recruit may fail to develop or implement effective business strategies. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Intense competition for employees and increases in labor costs in the PRC may adversely affect our business and results of operations.

We believe our success depends on the efforts and talent of our employees, including sales and marketing, operations, risk management, research and development and finance personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled sales and marketing, operations, risk management, research and development and finance personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than us and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve dealers, financial institutions, car buyers and other industry participants could diminish, resulting in a material adverse effect to our business.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension insurance, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

Our corporate actions will be substantially controlled by certain of our principal shareholders, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

In May 2018, our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which provides that they shall reach a consensus before exercising their voting rights with respect to our shares. If no consensus could be reached, the decision made by Mr. Zhang prevails, subject to certain exceptions. The voting agreement will become effective upon the completion of this offering. Upon the completion of this offering, the co-founders will beneficially own all of 79,325,720 Class B ordinary shares issued and outstanding. In addition, Mr. Lin will beneficially own 21,283,655 Class A ordinary shares. Our third amended and restated memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share will be entitled to one vote, while each Class B ordinary share will be entitled to 20 votes. The co-founders will collectively exercise         % of the aggregate voting power of our issued and outstanding share capital immediately after this offering, assuming no exercise by the underwriters of options to purchase additional ADSs. As a result of the ownership concentration, these shareholders have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

•	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our disposition of substantially all of our assets; and

•	any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

We will be a “controlled company” under the rules of NYSE upon the completion of this offering and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the NYSE Listed Company Manual upon the completion of this offering. Our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin will collectively hold more than 50% of the aggregate voting power of our company. In May 2018, the co-founders entered into a voting agreement, which provides that they shall reach a consensus before exercising their voting rights with respect to our shares. If no consensus could be reached, the decision made by Mr. Zhang prevails, subject to certain exceptions. The voting agreement will become effective upon the completion of this offering. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may incur substantial share-based compensation expenses.

On May 25, 2018, we adopted the Share Incentive Plan 2018, which permits the grant of options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum aggregate number of ordinary shares that may be issued pursuant to the share incentive plan is 27,845,526 initially. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors. In May 2018, we granted 5,569,105 options to purchase our ordinary shares to certain of our officers and employees. We are required to account for options granted to our employees, directors and consultants. We are required to classify options granted to our employees, directors and consultants as equity awards and recognize share-based compensation expense based on the fair value of such share options, with the share-based compensation expense recognized over the period in which the recipient is required to provide service in exchange for the share option or other equity award. We believe the granting of share-based compensation is of significant importance to our ability to attract, retain and motivate our management team and talented employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase significantly, which may have an adverse effect on our results of operations and financial condition.

We may not have sufficient insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have enough business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our financial condition and results of operations.

We are or may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution, including any judgment or settlement subjecting us to liability, of one or more legal or administrative proceedings, whether in the PRC or in another jurisdiction, could materially and adversely affect our business, financial position, results of operations or cash flows in a particular period or damage our reputation.

We may be subject to product liability claims if people or properties are harmed by cars purchased through our platform.

Cars purchased through our platforms may be defectively designed or manufactured. As a result, we may be exposed to product liability claims relating to personal injury or property damage. Third parties subject to such injury or damage may bring claims or legal proceedings against us because we facilitate the financing of the product. Although we would have legal recourse against the OEMs or dealers under PRC law, attempting to enforce our rights against the OEMs or dealers may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to cars purchased through our platforms. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business, financial condition and results of operations.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect consumers’ demand for cars, car buyers’ willingness to seek credit and financial institutions’ ability and desire to fund financing transactions we facilitate. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the U.S., Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of China’s economic growth since 2012, which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the U.S. and China. There have also been concerns over unrest in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the expected withdrawal of the United Kingdom from the European Union as well as the outcome of the United States presidential election in November 2016. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining financial institutions to fund financing transactions to car buyers. Adverse economic conditions could also reduce the number of quality car buyers seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of financing transactions facilitated to car buyers and our revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Our IT systems infrastructure is currently deployed and our data is currently maintained through a customized cloud computing system. Our servers are housed at third-party data centers. Such service provider may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing number and variety of transactions on our platform. There can be no assurance that our data centers and the underlying Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect our costs of data center services. If the prices we pay for data center services rise significantly, our results of operations may be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business. For a description of these contractual arrangements, see “Our History and Corporate Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.” All of our revenue is attributed to our consolidated VIE. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE. If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIE, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through one of our subsidiaries and a wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our consolidated VIE and its shareholders. For a description of these contractual arrangements, see “Our History and Corporate Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.” If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIE were to refuse to transfer their equity interests in the consolidated VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIE and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The interests of the shareholders of our consolidated VIE in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our consolidated VIE and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIE may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our consolidated VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIE as provided under the power of attorney, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

As we continually enrich the service offerings on our platform, we plan to engage in telecommunications-related businesses, including value-added online services for platform participants, in the future. The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are generally not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise, or a FIE. Accordingly, our subsidiary is not eligible to operate VATS business in China. As we plan to operate VATS business in the future, we conduct our business in China through our consolidated VIE and its affiliates. Our PRC subsidiary has entered into a series of contractual arrangements with our consolidated VIE and its shareholders, which enable us to (i) exercise effective control over the consolidated VIE, (ii) receive substantially all of the economic benefits of the consolidated VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIE and hence consolidate its financial results as our consolidated VIE under U.S. GAAP. For a description of these contractual arrangements, see “Our History and Corporate Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Fangda Partners, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. There can be no assurance that the PRC government authorities, such as the MOFCOM or the MIIT, or other authorities that regulate online services providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down our services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIE’s business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiary in China or our consolidated VIE or its subsidiaries. See “Our History and Corporate Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.”

Contractual arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or consolidated VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary requests the shareholders of our consolidated VIE to transfer their equity interests in our consolidated VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and consolidated VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and consolidated VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIE holds substantially all of our assets. Under the contractual arrangements, our consolidated VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIE breach these contractual arrangements and voluntarily liquidate our consolidated VIE, or our consolidated VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce, or the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the major existing laws and regulations governing foreign investment in China. While the MOFCOM solicited comments on this draft, substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the proposed legislation and the extent of revision to the currently proposed draft. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating foreign investments in China.

Among other things, the draft Foreign Investment Law purports to introduce the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or a FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as “controlled” by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the “restriction category” that could appear on any such “negative list.” In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories: (i) holding 50% or more of the voting rights or similar rights and interests of the subject entity; (ii) holding less than 50% of the voting rights or similar rights and interests of the subject entity but having the power to directly or indirectly appoint or otherwise secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial, staffing and technology matters.

Once an entity is determined to be a FIE, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list” purported to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts would be required.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to conduct business in the industries that are currently subject to foreign investment restrictions in China. Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. For any companies with a VIE structure in an industry category that is in the “restriction category” that could appear on any such “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs, in which case, the existing VIE structures will likely to be scrutinized and subject to foreign investment restrictions and approval from the MOFCOM and other supervising authorities such as MIIT. Any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

However, there are significant uncertainties as to how the control status of our consolidated VIE would be determined under the enacted version of the Foreign Investment Law. In addition, it is uncertain whether any of the businesses that we currently operate or plan to operate in the future through our consolidated VIE would be on the to-be-issued “negative list” and therefore be subject to any foreign investment restrictions or prohibitions. If our consolidated VIE were deemed as a FIE under the enacted version of the Foreign Investment Law, and any of the businesses that we operate were in the “restricted” category on the to-be-issued “negative list,” such determination would materially and adversely affect the value of our ADSs. We also face uncertainties as to whether the enacted version of the Foreign Investment Law and the final “negative list” would mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure and whether such clearance can be timely obtained, or at all. If we were not considered as ultimately controlled by PRC domestic investors under the enacted version of the Foreign Investment Law, further actions required to be taken by us under the enacted Foreign Investment Law may materially and adversely affect our business and financial condition.

In addition, our corporate governance practice may be materially impacted and our compliance costs could increase if we were not considered as ultimately controlled by PRC domestic investors under the Foreign Investment Law, if enacted as currently proposed. For instance, the draft Foreign Investment Law as proposed purports to impose stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that would be required for each investment and alteration of investment specifics, an annual report would be mandatory, and large foreign investors meeting certain criteria would be required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations could potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible could be subject to criminal liabilities.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiary and consolidated VIE are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, Fangda Partners, that the CSRC approval is not required in the context of this offering because (i) our wholly-owned PRC subsidiary was incorporated as a foreign-invested enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules, and (ii) there is no statutory provision that clearly classifies the contractual arrangement among our wholly-owned PRC subsidiary and our consolidated VIE and its shareholders as transactions regulated by the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for this offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties and/or negative publicity regarding such approval requirements could have a material adverse effect on the trading price of our ADSs.

These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Regulations—Regulations Related to M&A and Overseas Listings.”

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

PRC residents are subject to restrictions and filing requirements when investing in offshore companies. The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Xiaojun Zhang, Mr. Jiayuan Lin and several other beneficial owners of our ordinary shares have completed the SAFE registration pursuant to SAFE Circular 37 in 2018. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation and other compliance obligations relating to offshore investment. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee share incentive plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who will be granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of this offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements upon completion of our initial public offering. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plan or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the consolidated VIE, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the consolidated VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of March 31, 2018. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of our consolidated VIE to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends paid to our foreign investors and gains on the sale of our ADSs or Class A ordinary shares by our foreign investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty. However, if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of our ADSs or Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or Class A ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Circular 37”), which became effective on December 1, 2017. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

All of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the

“capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiary or consolidated VIE. Currently, our PRC subsidiary may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiary and consolidated VIE.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and our consolidated VIE, or to make additional capital contributions to our PRC subsidiary.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated VIE and its subsidiaries, each a PRC domestic company.

Meanwhile, we are not likely to finance the activities of our consolidated VIE and its subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIE and its subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or any consolidated VIE or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary or consolidated VIE and its subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the

U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the U.S.

Risks Relating to This Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our shares or ADSs. We will apply to list our ADSs representing Class A ordinary shares on the NYSE. Our Class A ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. There can be no assurance that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;

•	changes in the economic performance or market valuations of other transaction service platforms;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the markets for car buyers and for financing facilitation services;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$                 per ADS (assuming no exercise of outstanding options to acquire ordinary shares and no exercise of the underwriters’ option to purchase additional ADSs), representing the difference between our pro forma net tangible book value per ADS of US$                , as of March 31, 2018, after giving effect to this offering. In addition, you will experience further dilution to the extent that our Class A ordinary shares are issued upon the vesting of restrictive shares or exercise of share options under our share incentive plan to be adopted prior to the completion of this offering. Class A ordinary shares issuable under our share incentive plan may be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Because we do not expect to pay cash dividends in the foreseeable future after this offering, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Dividend Policy.” Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. Upon completion of this offering, we will have                  Class A ordinary shares and 79,325,720 Class B ordinary shares outstanding, including                  Class A ordinary shares represented by ADSs newly issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. All ADSs representing our Class A ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described elsewhere in this prospectus beginning from the date of this prospectus (if applicable to such holder), subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly. See “Shares Eligible for Future Sale—Lock-up Agreements.”

Certain major holders of our ordinary shares after completion of this offering will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting will be 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Description of American Depositary Shares” for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the distribution and sale of the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends or other distributions if the depositary determines it is illegal or impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Dividend Policy.” To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. In addition, once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our third amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

We have adopted the third amended and restated articles of association to be effective immediately prior to the completion of this offering that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. In addition, our third amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 20 votes in respect of all matters subject to a shareholders’ vote.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. Substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforcement of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the third amended and restated memorandum and articles of association expected to be effective immediately prior to completion of this offering, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected price of our ADSs in this offering), we do not believe we were a passive foreign investment company (a “PFIC”) for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC.

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIE. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Taxation—Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

We are a company incorporated in the Cayman Islands, and we will apply to list our ADSs on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year.

We intend to rely on the three exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	our expectations regarding demand for, and market acceptance of, our solutions and services;

•	our expectations regarding keeping and strengthening our relationships with dealers, financial institutions, car buyers and other platform participants; and

•	general economic and business conditions.

This prospectus also contains market data relating to the automotive finance industry in China, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by Oliver Wyman Consulting (Shanghai) Ltd, or Oliver Wyman, including a report which we commissioned Oliver Wyman to prepare and for which we paid a fee. This information involves a number of assumptions, estimates and limitations. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Nothing in such data should be construed as advice. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The automotive finance industry in China may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$                , or approximately US$                 if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$                 per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$                 per ADS would increase (decrease) the net proceeds to us from this offering by US$                , after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:

•	up to approximately US$ million for investment in research and development capabilities, and data and technology;

•	up to approximately US$ million for expansion our sales and marketing efforts;

•	up to approximately US$ million for capital injection into Shanghai Autohome to increase the amount of financing leases it is able to fund;

•	up to approximately US$ million for expansion of automotive transaction facilitation services, including technology upgrades and inventory purchases; and

•	the balance for general corporate purposes, including working capital needs and potential acquisitions (although we are not currently negotiating any such acquisitions).

The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated VIE only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. For further information, see “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and our consolidated VIE, or to make additional capital contributions to our PRC subsidiary.”

DIVIDEND POLICY

Since its inception, Cango Inc. has not declared or paid any dividends on its shares. We do not have any present plan to pay any dividends on our Class A ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2018 presented on:

•	an actual basis;

•	a pro forma basis to reflect (i) the issuance of 41,378,176 Series C preferred shares for an aggregate consideration of US$245.6 million; (ii) the designation of all ordinary shares held by Eagle Central Holding Limited, which is wholly owned by Mr. Xiaojun Zhang, into 39,442,798 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (iii) the designation of all ordinary shares held by Medway Brilliant Holding Limited, which is wholly owned by Mr. Jiayuan Lin, into 39,882,922 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; and (iv) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all our outstanding convertible preferred shares into 214,884,172 Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and

•	a pro forma as adjusted basis to give effect to (i) the issuance of 41,378,176 Series C preferred shares for an aggregate consideration of US$245.6 million; (ii) the designation of all ordinary shares directly held by Eagle Central Holding Limited, which is wholly owned by Mr. Xiaojun Zhang, into 39,442,798 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (iii) the designation of all ordinary shares directly held by Medway Brilliant Holding Limited, which is wholly owned by Mr. Jiayuan Lin, into 39,882,922 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (iv) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all our outstanding convertible preferred shares into 214,884,172 Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and (v) the issuance and sale of the Class A ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2018
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Total mezzanine equity	3,941,846	628,423	—	—
Shareholders’ equity:
Ordinary shares	83	13	185	29
Series A-2 preferred shares	1	0.2	—	—
Additional paid-in capital	4,100	654	4,210,213	671,207
Accumulated other comprehensive loss	(321)	(51)	(321)	(51)
Accumulated (deficit)/Retained earnings	(851,322)	(135,721)	475,437	75,796
Total Cango Inc.’s (deficit)/equity	(847,458)	(135,105)	4,685,514	746,981
Non-controlling interests	8,580	1,368	8,580	1,368
Total shareholders’ (deficit)/equity	(838,879)	(133,737)	4,694,094	748,349
Total capitalization	3,102,967	494,686	4,694,094	748,349

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our convertible preferred shares which will automatically convert into our Class A ordinary shares upon the completion of this offering.

Our net tangible book value as of March 31, 2018 was approximately RMB3,101.3 million (US$494.4 million), or US$                 per ordinary share as of that date, and US$                 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets and total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share from our consolidated total assets, after giving effect to (i) the automatic conversion of all of our outstanding convertible preferred shares into Class A ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of shares in the form of ADSs in this offering at an assumed initial public offering price of US$                 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2018, other than to give effect to (i) the automatic conversion of all of our outstanding convertible preferred shares into Class A ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of                  Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$                 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2018 would have been US$                 million, or US$                 per outstanding ordinary share and US$                 per ADS. This represents an immediate increase in net tangible book value of US$                 per ordinary share and US$                 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$                 per ordinary share and US$                 per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Actual net tangible book value per share as of March 31, 2018	US$	US$
Pro forma net tangible book value per share after giving effect to the automatic conversion of all of our outstanding convertible preferred shares into Class A ordinary shares

Pro forma as adjusted net tangible book value per share after giving effect to (i) the automatic conversion of all of our outstanding convertible preferred shares into Class A ordinary shares and (ii) this offering

Assumed initial public offering price
Dilution in net tangible book value per share to new investors in the offering

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our outstanding convertible preferred shares from (ii) the pro forma net tangible book value after giving effect to the automatic conversion of our convertible preferred shares and this offering.

The following table summarizes, on a pro forma basis as of March 31, 2018, the differences between existing shareholders, including holders of our convertible preferred shares, and the new investors with respect to the number of Class A ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per Class A ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Total			Total Consideration			US$ Average Price per Ordinary Share Equivalent	Average Price per ADS Equivalent
	Number	Percent		Amount	Percent
Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total			%	US$		%

A US$1.00 increase (decrease) in the assumed public offering price of US$                 per ADS (the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$                 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$                 per ordinary share and US$                 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$                 per ordinary share and US$                 per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above take into consideration the automatic conversions of all of our outstanding convertible preferred shares immediately upon the completion of this offering, and they do not take into consideration of any outstanding share options. As of the date of this prospectus, there are also (i) 5,569,105 ordinary shares issuable upon exercise of outstanding share options and (ii) 22,276,421 ordinary shares available for future issuance upon the exercise of future grants under our share incentive plan. If any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Substantially all of our operations are conducted in the PRC and substantially all of our total revenue is denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.2726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 30, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 15, 2018, the noon buying rate for Renminbi was RMB6.4379 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods presented. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7349	6.8900	6.5063
December	6.5063	6.5931	6.6210	6.5063
2018
January	6.2841	6.4232	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April	6.3325	6.2967	6.3340	6.2655
May	6.4096	6.3701	6.4175	6.3325
June (through June 15)	6.4379	6.4031	6.4379	6.3850

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our operations are conducted in the PRC, and substantially all of our assets are located in the PRC. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States and (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

In addition, Conyers Dill & Pearman has advised us that there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Fangda Partners has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Fangda Partners has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there existed no treaty and few other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

OUR HISTORY AND CORPORATE STRUCTURE

We began operations in August 2010 through Shanghai Cango, which was founded under the laws of the PRC by a group of pioneers who built the first automotive finance business in China, SAIC-GMAC Automotive Finance Co., Ltd. We initially focused on providing automotive financing solutions to car buyers by connecting them to dealers and financial institutions through our platform. As of March 31, 2018, our platform had served 734,336 car buyers cumulatively since inception, and our dealer network was comprised of 37,667 registered dealers. We have also established partnerships with several financial institutions over time, including Jincheng Bank, WeBank, Bank of Shanghai and Jiangnan Rural Commercial Bank. Led by an experienced and visionary management team, we have extended our services beyond the facilitation of automotive financing transactions and identified new ways to strengthen our platform and serve our customers. We started to provide automotive transaction facilitation in 2015 and after-market services facilitation in 2017.

In October 2017, we incorporated Cango Inc. under the laws of the Cayman Islands, which has become our ultimate holding company, and subsequently, we established a wholly-owned subsidiary in Hong Kong, Cango Group Limited, to be our intermediate holding company. In January 2018, we established Can Gu Long as our wholly foreign owned subsidiary in China. Can Gu Long has entered into a series of contractual arrangements with Shanghai Cango and its shareholders, which allows us to exercise effective control over Shanghai Cango and receive substantially all the economic benefits of Shanghai Cango. We refer to the series of transactions described above as our Offshore Restructuring.

We have completed three rounds of equity financing prior to the completion of this offering. The first round of equity financing was completed in July 2017, and investors included Warburg Pincus Financial Global Ltd. and Primavera. The second round of equity financing was completed in March 2018, and investors included, among others, Tencent, Taikang Life Insurance and Didi Chuxing. We completed the third round of equity financing with Didi Chuxing and another investor in June 2018.

Our Corporate Structure

The following diagram illustrates our corporate structure after giving effect to the Acquisition. The first step of the Acquisition involves the purchase of 25% of equity interest in Shanghai Autohome from Autohome Hong Kong. In September 2017, we entered into the Autohome Transfer Agreement with Autohome Hong Kong, a PRC affiliate of Autohome Hong Kong and Express Group, an acquisition vehicle affiliated with WP Fintech, one of our principal shareholders. As part of our planned Offshore Restructuring, it was contemplated that Express Group, which held the contractual right to purchase the 25% equity interest in Shanghai Autohome under the Autohome Transfer Agreement as its only material asset, would be transferred to one of our subsidiaries. Pursuant to the Autohome Transfer Agreement, the consideration for the equity interest was RMB103.0 million or the equivalent amount in U.S. dollars. In May 2018, we acquired Express Group from an affiliate of WP Fintech for a nominal price of one Hong Kong dollar. Subsequently, we paid Autohome Hong Kong half of the consideration for the equity interest through Express Group. We are required to register the change in Shanghai Autohome’s equity ownership with the relevant government authorities, and we expect to complete such registration in July 2018. We will pay the remaining half of the consideration upon the completion of such registration.

The second step of the Acquisition involves the purchase of 25% of equity interest in Shanghai Autohome from Ningbo Meishan Bonded Harbor Zone Xinxiang Investment Management L.P., or Ningbo Xinxiang. In May 2018, we entered into an equity interest transfer agreement with Ningbo Xinxiang, which provides for a consideration in the amount of RMB103.0 million. We plan to pay half of the consideration after completing the first step of the Acquisition. We plan to pay the remainder after completing the requisite registration of the change in Shanghai Autohome’s equity ownership with the relevant government authorities. We expect to consummate the Acquisition in the third quarter of 2018.

The following diagram omits certain entities that are immaterial to our results of operations, business and financial condition. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%. The relationships between each of Can Gu Long, Shanghai Cango and its shareholders as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1)	Shanghai Wangjin Investment Management Co., Ltd. (controlled by Mr. Xiaojun Zhang), Mr. Jiayuan Lin, Warburg Pincus Financial Global Ltd., Tencent Mobility Limited, Shanghai Xiehuai Investment Management L.P. (of which Mr. Jiayuan Lin is the general partner), the Taikang Onshore Entities (including Taikang Life Insurance Co., Ltd. and Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)) and Shanghai Huaiyuan Investment Management L.P. (of which Shouyan Xu is the general partner) respectively hold 15.6%, 15.8%, 21.1%, 12.5%, 8.4%, 6.3% and 5.2% of equity interests in Shanghai Cango. The remaining equity interests in Shanghai Cango are held by nine other shareholders. Each shareholder of Shanghai Cango is either an affiliate of or identical to a shareholder of Cango Inc. For information as to the principal shareholders of Cango Inc., see “Principal Shareholders.”
(2)	Includes 29 subsidiaries that are majority owned by Shanghai Cango. These subsidiaries are located in various cities across China and are primarily involved in providing automotive financing facilitation services to financial institutions and car buyers.
(3)	Primarily involved in the operation of our automobile trading platform “91HaoChe”.
(4)	Primarily involved in providing financing leases to car buyers. Shanghai Cango, our consolidate VIE, currently owns 50% equity interest in Shanghai Autohome. We have entered into agreements in connection with the Acquisition, which we expect to consummate in the third quarter of 2018. Upon the completion of the Acquisition, our indirectly wholly owned subsidiary will own 25% equity interest in Shanghai Autohome and Shanghai Cango will own 75% equity interest in Shanghai Autohome. As a result, Shanghai Autohome will become our wholly-owned consolidated subsidiary.

Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in VATS in China. As we plan to engage in VATS businesses, including value-added online services for platform participants, in the future, we currently conduct our operations mainly through Shanghai Cango, or the consolidated VIE, and its subsidiaries. We effectively control the consolidated VIE through a series of contractual arrangements with the consolidated VIE, its shareholders and Can Gu Long, as described in more detail below, which collectively enables us to:

•	exercise effective control over our consolidated VIE and its subsidiaries;

•	receive substantially all the economic benefits of our consolidated VIE; and

•	have an exclusive option to purchase all or part of the equity interests in the equity interest in or all or part of the assets of Shanghai Cango when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Shanghai Cango and its subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of Fangda Partners, our PRC legal counsel:

•	the ownership structures of Can Gu Long and our consolidated VIE in China, both currently and immediately after giving effect to this offering, do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

•	the contractual arrangements among Can Gu Long, Shanghai Cango and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect, except that the pledges in respect of Shanghai Cango’s equity interests would not be deemed validly created until they are registered with the local administration of industry and commerce.

However, we have been further advised by our PRC legal counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. In particular, in January 2015, the Ministry of Commerce, or the MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or a FIE. Under the draft Foreign Investment Law, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not arrived at a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Relating to Our Corporate Structure.”

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Risk Factors—Risks Relating to Our Corporate Structure—Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”

Such arbitration provisions have no effect on the rights of our shareholders to pursue claims against us under United States federal securities laws.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Can Gu Long, our consolidated VIE, Shanghai Cango, and its subsidiaries, and the shareholders of Shanghai Cango.

Agreements that Provide Us with Effective Control over Our Consolidated VIE and Its Subsidiaries

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Shanghai Cango, other than Taikang Life Insurance Co. Ltd., has pledged all of such shareholder’s equity interest in Shanghai Cango as a security interest, as applicable, to respectively guarantee Shanghai Cango and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Shanghai Cango or any of its shareholders breaches their contractual obligations under these agreements, Can Gu Long, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Can Gu Long’s rights include being paid in priority with the equity interest of Shanghai Cango based on the monetary valuation that such equity interest is converted into or from the proceeds from auction or sale of the equity interest. Each of the shareholders of Shanghai Cango agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Can Gu Long, except for the performance of the relevant contractual agreement. Can Gu Long is entitled to collect dividends distributed on the equity interest of Shanghai Cango, and Shanghai Cango’s shareholders may receive dividends distributed on the equity interest only with prior written consent of Can Gu Long. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid. We have registered pledges of equity interest of shareholders other than the Taikang Onshore Entities in Shanghai Cango with the relevant offices of the administration for industry and commerce in accordance with the PRC Property Rights Law, and are in the process of registering pledge of Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)’s equity interest in Shanghai Cango.

Power of Attorney. Pursuant to the power of attorney, each shareholder of Shanghai Cango has irrevocably authorized Can Gu Long to exercise the following rights relating to all equity interests held by such shareholder in Shanghai Cango during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Shanghai Cango, including without limitation to: (1) attending shareholders’ meetings of Shanghai Cango; (2) exercising all the shareholder’s rights and shareholder’s voting rights such shareholder is entitled to under the laws of China and Shanghai Cango’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of its shareholding in part or in whole; and (3) designate and appoint on behalf of such shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Shanghai Cango. During the period that such shareholders remains a shareholder of Shanghai Cango, the power of attorney shall be irrevocable and continuously effective and valid from the date of execution of the power of attorney.

Agreement that Allow Us to Receive Economic Benefits from our Consolidated VIE and Its Subsidiaries

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement, Shanghai Cango appoints Can Gu Long as its exclusive services provider to provide Shanghai Cango with comprehensive technical support, consulting services and other services during the term of the exclusive business cooperation agreement. In consideration of the services provided by Can Gu Long, Shanghai Cango shall pay Can Gu Long fees equal to 100% of the consolidated basis net income of Shanghai Cango, which equals the balance of the gross income less the costs of Shanghai Cango acceptable to Can Gu Long and Shanghai Cango. Can Gu Long shall have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the exclusive business cooperation agreement. In addition, Shanghai Cango grants to Can Gu Long an irrevocable and exclusive option to purchase from Shanghai Cango, Shanghai Autohome and any other subsidiary controlled by Shanghai Cango, at Can Gu Long’s sole discretion, any or all of the assets and business of Shanghai Cango, to the extent permitted under PRC law, at the lowest purchase price permitted by PRC law. Unless terminated in accordance with the provisions of the exclusive business cooperation agreement or terminated in writing by Can Gu Long, the exclusive cooperation agreement shall remain effective.

Agreements that Provides Us with the Option to Purchase the Equity Interest in Shanghai Cango

Exclusive Option Agreement. Pursuant to the exclusive option agreement, each of Shanghai Cango’s shareholders have irrevocably granted Can Gu Long an irrevocable and exclusive right to purchase, or designate one or more persons agreed by the board of directors of Can Gu Long to purchase the equity interests in Shanghai Cango then held by its shareholders once or at multiple times at any time in part or in whole at Can Gu Long’s sole and absolute discretion to the extent permitted by PRC law. The minimum price regulated by PRC law shall be the purchase price. Shanghai Cango and its shareholders have agreed that, without Can Gu Long’s prior written consent, Shanghai Cango shall not in any manner supplement, change or amend the articles of association of Shanghai Cango, increase or decrease its registered capital, change its structure of registered capital in other manners, sell, transfer, mortgage or dispose of in any other manner any legal or beneficial interest in the equity interests in Shanghai Cango held by such shareholders, or allow the encumbrance thereon, except for the interest placed in accordance with the equity interest pledge agreement and the power of attorney. Shanghai Cango’s shareholders shall promptly donate any profit, interest, dividend or proceeds of liquidation to Can Gu Long or any other person designated by Can Gu Long to the extent permitted under applicable PRC laws. This agreement will remain effective until all equity interests of Shanghai Cango held by its shareholders have been transferred or assigned to Can Gu Long or its designated person(s).

Financial Support Undertaking Letter

We executed a financial support undertaking letter addressed to Shanghai Cango, pursuant to which we irrevocably undertake to provide unlimited financial support to Shanghai Cango to the extent permissible under the applicable laws and regulations of the Cayman Islands and the PRC, regardless of whether Shanghai Cango has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from Shanghai Cango if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. Each letter is effective from the date of the other agreements entered into among Can Gu Long, Shanghai Cango and its shareholders until the date on which all of the equity interests of Shanghai Cango have been acquired by Can Gu Long or its designated representative(s).

We expect to provide the financial support if and when required with a portion of the proceeds from this offering and proceeds from the issuance of equity or debt securities in the future.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of comprehensive income for the years ended December 31, 2016 and 2017 and selected consolidated balance sheet as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive income for the three months ended March 31, 2017 and 2018 and selected consolidated balance sheet data as of March 31, 2018 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. Our historical results are not necessarily indicative of results to be expected for any future period. The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

Selected Consolidated Statements of Comprehensive Income Data

	Year Ended December 31,			Three Months Ended March 31,
	2016	2017		2017 (unaudited)	2018 (unaudited)
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues	434,280	1,052,204	167,746	195,096	248,819	39,668
Operating cost and expenses:
Cost of revenue	170,044	386,054	61,546	74,337	80,856	12,890
Sales and marketing	39,537	114,145	18,197	20,207	34,818	5,551
General and administrative	34,550	101,277	16,146	12,017	26,744	4,264
Research and development	5,000	19,419	3,096	2,266	6,452	1,029
Net loss/(gain) on risk assurance liabilities	744	(38,867)	(6,196)	(13,356)	3,768	601
Provision for financing receivables	—	156	25	—	3,062	488
Total operating cost and expenses	249,875	582,184	92,814	95,472	155,700	24,822
Income from operations	184,405	470,020	74,932	99,624	93,119	14,845
Interest income	4,099	16,164	2,577	2,769	8,077	1,288
Income/(loss) from equity method investments	(9,988)	4,856	774	1,255	(2,334)	(372)
Interest expense	(450)	(12,994)	(2,071)	(1,678)	(4,790)	(764)
Foreign exchange loss, net	—	(25,403)	(4,050)	—	(2,623)	(418)
Other income	8,661	16,197	2,582	1,249	22,022	3,511
Other expenses	(232)	(379)	(60)	(10)	(106)	(17)

Net income before income taxes	186,495	468,460	74,684	103,209	113,366	18,073
Income tax expenses	(53,014)	(119,403)	(19,036)	(28,948)	(29,339)	(4,677)

Net income	133,481	349,057	55,648	74,261	84,026	13,396

	Year Ended December 31,			Three Months Ended March 31,
	2016	2017		2017 (unaudited)	2018 (unaudited)
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Less: Net income attributable to the non-controlling interests	4,575	8,048	1,283	130	3,934	627
Net income attributable to Cango Inc.’s shareholders	128,906	341,010	54,365	74,131	80,092	12,769

Earnings per share attributable to ordinary shareholders and Series A-2 preferred shareholders:
Basic and diluted	0.51	1.35	0.22	0.29	0.32	0.05
Weighted average shares used to compute earnings per share attributable to ordinary shareholders and Series A-2 preferred shareholders:
Basic	127,149,202	127,149,202	127,149,202	127,149,202	127,149,202	127,149,202
Diluted	252,831,716	252,831,716	252,831,716	252,831,716	252,831,716	252,831,716

Selected Consolidated Balance Sheet Data

	As of December 31,			As of March 31,
	2016	2017		2018 (unaudited)
	RMB	RMB	US$	RMB	US$
	(in thousands)
Cash and cash equivalents	44,989	803,271	128,060	1,962,701	312,901
Restricted cash	1,011	329,413	52,516	456,631	72,798
Short-term investments	106,000	62,380	9,945	599,720	95,609
Accounts receivable, net	469	85,595	13,646	116,904	18,637
Long-term investments	185,800	191,003	30,450	191,107	30,467
Equity method investments	70,803	165,660	26,410	163,326	26,038
Total assets	714,857	1,996,868	318,348	3,754,794	598,603
Accrued expenses and other current liabilities	85,854	328,523	52,374	235,780	37,589
Risk assurance liabilities	149,788	129,935	20,715	155,353	24,767
Long-term borrowings	189,573	175,000	27,899	175,000	27,899
Total liabilities	503,769	736,860	117,473	651,827	103,917
Total mezzanine equity	3,941,846	3,941,846	628,423	3,941,846	628,423
Total shareholders’ deficit	(3,730,759)	(2,681,838)	(427,548)	(838,879)	(133,737)

Our Key Operating Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	As of / in the Three Months Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31
	2016				2017				2018
Number of registered dealers	4,554	9,338	12,827	16,035	20,079	24,870	30,509	34,634	37,667
Number of financing transactions facilitated	10,793	30,704	53,573	87,336	90,791	87,854	120,915	135,321	97,219

	As of / in the Three Months Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31
	2016				2017				2018
	RMB
	(in millions)
Outstanding principal of financing transactions facilitated	2,157	3,481	5,967	10,163	14,249	17,889	23,102	28,665	30,948
Amount of financing transactions facilitated	613	1,692	3,024	5,004	5,372	5,350	7,551	8,309	5,758

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and in this prospectus, particularly in the section titled “Risk Factors.”

Overview

We are a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers and other industry participants. According to the Oliver Wyman Report, we cover the largest number of new car dealers in China, and the outstanding balance of financing transactions we facilitated was the largest among automotive transaction service platforms in China as of December 31, 2017. As of March 31, 2018, our platform connected 37,667 registered dealers, 11 third-party financial institutions and 29 other industry participants, including OEMs, online advertising platforms and insurance brokers and companies, and had served 734,336 car buyers cumulatively since inception. Our platform model puts us in a unique position to add value for our platform participants and business partners as the mobility market in China continues to grow and evolve.

Our services primarily consist of: (1) automotive financing facilitation, (2) automotive transaction facilitation and (3) after-market services facilitation. We generate substantially all of our revenue from service fees for providing automotive financing facilitation, and to a lesser degree from service fees and other income from providing automotive transaction facilitation and after-market services facilitation.

We provide automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging our vast dealer network. For car buyers, we offer automotive financing solutions and make car buyers’ purchases more affordable and accessible. Funding for such financing solutions is provided by either third-party financial institutions or Shanghai Autohome, a provider of financing leases which will become our wholly-owned consolidated subsidiary upon the completion of the Acquisition. We have established in-depth collaboration with a number of financial institutions, and we do not bear credit risk under our arrangement with one of such financial institutions. We facilitated the financing of 97,219 new and used car purchases with a total amount of financing transactions of RMB5.8 billion (US$0.9 billion) in the three months ended March 31, 2018, representing a year-on-year growth of 7.2% from RMB5.4 billion in the same period in 2017.

Our revenues increased by 142.3% from RMB434.3 million in 2016 to RMB1,052.2 million (US$167.7 million) in 2017. Our revenues increased by 27.5% from RMB195.1 million in the three months ended March 31, 2017 to RMB248.8 million (US$39.7 million) in the same period in 2018. Our net income increased by 161.5% from RMB133.5 million in 2016 to RMB349.1 million (US$55.7 million) in 2017. Our net income increased by 13.1% from RMB74.3 million in the three months ended March 31, 2017 to RMB84.0 million (US$13.4 million) in the same period in 2018.

Key Factors Affecting Our Results of Operations

Our Solution and Service Offerings and Pricing

We facilitate automotive transactions for various participants in the automotive transaction value chain. Our revenue growth depends on our ability to improve existing solutions and services provided, continue identifying evolving business needs, refine our collaboration model with financial institutions and provide value-added services to platform participants. Our revenue growth also depends on our abilities to effectively price our solutions and services and monetize new business opportunities. We historically derived substantially all of our revenues from automotive financing facilitation services. As such, our financial performance depends in part on our ability to collaborate with financial institutions to offer automotive financing solutions that are attractive to prospective car buyers. The pricing of automotive financing solutions provided to car buyers are based on our recommendations to financial institutions, the internal strategies of financial institutions and market interest rates. Our ability to price our solutions and services competitively enables us to attract car buyers, dealers and other industry participants and further grow our platform. Furthermore, our product designs affect the type of car buyers that our automotive financing solutions attract, which in turn affects our credit performance.

We are in the process of expanding and monetizing automotive transaction facilitation and after-market services facilitation. We have started to take a proprietary inventory position of cars and sell such cars to dealers. We also facilitate the sale of insurance policies from insurance brokers and companies. Such business initiatives, and our ability to execute them, may affect the growth of our business and profitability. Since our new solution and service offerings may have different pricing strategies and cost structures, expansion of our business and changes to our revenue mix may affect our financial position and profitability.

As a result of the Acquisition, we will also start to consolidate the results of operations of Shanghai Autohome and recognize financing lease income as part of our revenue. We may increase such financing lease offerings in the future.

Car Buyer Engagement and Dealer Network

Our revenue growth has been largely driven by the expansion of our car buyer base and the corresponding increase in the amount of automotive financing solutions facilitated through our platform. We engage car buyers primarily through our network of registered dealers. Our ability to expand our car buyer base depends on the size and quality of our network of registered dealers as well as our ability to expand such network nationwide in China. We plan to further expand our dealer network and strengthen our partnerships with existing dealers. A dealer may receive commissions from us or the relevant financial institution, depending on the arrangement among us, the dealer and the relevant financial institution. Commissions paid by us are recorded as our cost of revenue. Our costs related to car buyer engagement also consist of personnel costs of our direct sales team, which was comprised of over 2,100 professionals as of March 31, 2018 and is responsible for either directly managing our registered dealers or providing training and supervision to dealer financial managers employed by our registered dealers or sales agents. Our ability to deploy our direct sales team to manage our registered dealer network in a cost-efficient manner will affect our financial performance.

We also collaborate with leading online automotive advertising platforms to tap into the large user base of these platforms. Our success in such collaborations will affect our ability to broaden our prospective car buyer base through online channels in a cost-efficient manner.

Market Conditions and Government Policies in China

The demand for our services is dependent upon overall market conditions in China. China’s automotive industry, especially the automotive transaction industry and automotive finance industry, may be affected by, among other factors, the general economic conditions in China, the growth of disposable income as well as the availability and cost of credit available to finance car purchases. Car buyers have been increasingly willing to finance car purchases with debt. With the steady expansion of China’s automotive industry, dealers, financial institutions, OEMs and other industry participants have been utilizing technology-enabled automotive transaction service platforms to solve their pain points and capture market opportunities. The growth of our business will depend in part of the continuation of these trends.

Governmental policies affecting the automotive finance industry in China are developing and evolving, creating both challenges and opportunities that could affect our financial performance. For example, a lower consumption tax rate was applicable to cars with engines that are 1.6-liter or smaller in 2017, and such tax break terminated at the end of 2017, which had an adverse effect on sales of such cars in the first half of 2018. The termination of the lower consumption tax rate partially contributed to a slower year-on-year growth rate of our revenues in the first quarter of 2018 as well as expected decreases in revenues and net income in the second quarter of 2018 compared to the second quarter in 2017.

New regulations may restrict our ability to collaborate with financial institutions and/or directly charge fees from car buyers. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make our business operations more difficult or expensive, or result in changes to our solutions and services offerings and hence our ability to price our solutions, these events could also provide new product and market opportunities.

Ability to Retain Existing Financial Institutions and Engage New Financial Institutions

The growth of our business is dependent on our ability to retain existing financial institutions we collaborate with and engage new financial institutions. We need to continue to provide high quality solutions and services to financial institutions, which will affect whether they will continue to fund automotive financing solutions facilitated through our platform. In addition, our collaborations with financial institutions may be affected by factors beyond our control, such as whether automotive financing solutions are perceived as an attractive asset class, operational disruption of our financial institutions, general economic conditions and the regulatory environment. Our ability to diversify our financial institution base will enhance the overall stability and sufficiency of funding to facilitate automotive financing transactions.

Ability to Perform Credit Assessment and Delinquent Asset Management Effectively

We historically derived substantially all of our revenues from automotive financing facilitation services, which primarily include credit origination, credit assessment, credit servicing and delinquent asset management for financial institutions. Although financial institutions have their own risk management procedures and make the ultimate decisions as to credit approvals, the default of an automotive transaction facilitated through our platform may still cause us reputational damage or direct economic loss, depending on the funding model for the relevant automotive financing solutions. The quality of our risk management efforts thus affects our results of operations.

Our arrangements with financial institutions differ as to the allocation of credit risk exposure. Changes to the mix of funding models for a particular period will have an impact on our financial position and results of operations for such period. We are not obligated to bear credit risk for financing transactions funded by Jincheng Bank or Jiangnan Rural Commercial Bank under the direct partnership model. Nonetheless, any increase in overdue ratio experienced by such financial institutions with respect to financing transactions facilitated through our platform may affect its willingness to participate on our platform. Under our arrangements with certain financial institutions, including the financial institutions with which we cooperate under the co-partnership model, we are obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by car buyers. The proportion of financing transactions under such arrangement may increase in the future. As a result of the Acquisition, we will record financing lease receivables in relation to financing leases funded by Shanghai Autohome on our consolidated balance sheet. As such, we will bear credit risk as to such financing leases. We plan to expand the amount of financing leases provided by Shanghai Autohome, which will increase our exposure to credit risk.

After a delinquency occurs, we aim to collect repayments and/or repossess the car collateral from the car buyer. We rely on our delinquent asset management team to collect repayments and third-party repossession agents to repossess the car collateral at different stages of delinquent asset management process. Our ability to collect repayments and repossess car collaterals in a cost-effective way may affect our relationships with financial institutions and/or results of operations.

Operating Leverage of Our Platform

We operate a platform that connects the industry participants throughout the entire automotive transaction value chain, and our business model is highly scalable. Personnel costs have been and we expect will continue to be a large component of our operating cost and expenses. To maintain and improve the operating leverage of our platform we must manage to grow our business by increasing productivity and continuing automating our operations with technology.

Ability to Compete Effectively

Our business and results of operations depend on our ability to compete effectively. Overall, our competitive position may be affected by, among other things, our service quality and our ability to price our solutions and services competitively. We will continue to invest in technologies to improve our service quality and user experience. We aim to enhance our speed for processing credit applications by refining our credit assessment model and improving the level of automation in credit assessment. As new competitors or new solutions and services emerges that compete with ours, we will need to continue to introduce new or enhance existing solutions and services to continue to attract dealers, financial institutions, car buyers and other industry participants. Whether and how quickly we can do so will have a significant impact on the growth of our business.

Credit Performance

As of March 31, 2018, the total outstanding balance of financing transactions for which we are not obligated to bear credit risk was RMB20.2 billion (US$3.2 billion), representing 65.2% of the total outstanding balance of financing transactions we facilitated. The remainder was funded by either (i) financial institutions from which we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers or (ii) our equity investee Shanghai Autohome, which will become our wholly-owned consolidated subsidiary upon the completion of the Acquisition.

We monitor credit performance based on M1+ overdue ratio and M3+ overdue ratio. We define “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due. We define “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due. Amounts which are 180 calendar days or more past due are deducted from exposure at risk, as such amounts are typically charged off by third-party financial institutions. However, the relevant financial institutions may follow charge-off policies that differ from such practice.

The table below sets forth M1+ overdue ratio and M3+ overdue ratio for all financing transactions which we facilitated and remained outstanding as of the specified dates.

	As of
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2016				2017				2018
	(%)
M1+ overdue ratio	4.46	2.28	1.35	0.79	0.69	0.61	0.61	0.86	1.09
M3+ overdue ratio	2.31	1.13	0.58	0.39	0.28	0.27	0.24	0.34	0.46

M1+ overdue ratio decreased from 4.46% as of March 31, 2016 to 1.09% as of March 31, 2018, and M3+ overdue ratio decreased from 2.31% as of March 31, 2016 to 0.46% as of March 31, 2018, which reflects improvement in our product designs, credit assessment capabilities and delinquent asset management capabilities.

Risk Assurance Liabilities

Under our arrangements with certain financial institutions, including financial institutions with which we cooperate under the co-partnership model, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. After purchasing such financing receivables, security interest in the collateral is also transferred to us. We refer to our arrangement to purchase financing receivables from financial institutions as our risk assurance obligation. As of March 31, 2017 and 2018, the total outstanding balance of financing transactions funded by financial institutions under such agreement was RMB1.2 billion and RMB10.1 billion (US$1.6 billion), respectively, representing 8.7% and 32.6% of the total outstanding balance of financing transactions facilitated through our platform. The increase in financing transactions for which we have risk assurance obligation as a percentage of the total amount of financing transactions facilitated was due to the launch of co-partnership model in collaboration with WeBank in the third quarter of 2017. The proportion of financing transactions under such arrangement may further increase in the future.

We incur risk assurance liabilities in connection with our risk assurance obligation. The table below sets forth the movement of risk assurance liabilities in the periods presented.

	As of / in the Year Ended December 31,			As of / in the Three Months Ended March 31, 2018 (unaudited)
	2016	2017
	RMB	RMB	US$	RMB	US$
	(in thousands)
Balance at the beginning of the period	170,765	149,788	23,880	129,935	20,715
Fair value of risk assurance liabilities upon the inception of new loans	31,960	93,633	14,927	46,297	7,381
Performed risk assurance liabilities	(53,680)	(74,619)	(11,896)	(24,648)	(3,929)
Net loss/(gain) on risk assurance liabilities	744	(38,867)	(6,196)	3,768	601

Balance at the closing of the period	149,788	129,935	20,715	155,353	24,767

Risk assurance liabilities consist of a non-contingent aspect and a contingent aspect. At the inception of each financing transaction for which we have risk assurance obligation, we recognize the non-contingent aspect at fair value, considering the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction. The contingent aspect relates to the contingent loss arising from our risk assurance obligation. The service fees payable to us, net of risk assurance liabilities allocated from the consideration in connection with such financing transaction, are initially recognized as revenues.

When we perform our risk assurance obligation upon a car buyer’s default, we record a corresponding deduction to risk assurance liabilities. Prior to the launch of co-partnership model, we primarily satisfied our risk assurance obligation to the relevant financial institutions by making installment payments on delinquent financing transactions. We also performed our risk assurance obligation through purchasing financing receivables, which were recorded at fair value. After the launch of co-partnership model in the third quarter of 2017, we have recorded additional financing receivables as we purchase such financing receivables upon certain specified events of car buyers’ defaults. Upon repossession of a car, we derecognize the financing receivable and record the repossessed car at its estimated fair value, less cost to sell, as other non-current assets on the consolidated balance sheet.

The non-contingent aspect of risk assurance liabilities are reduced over the term of the arrangement, which we recognize as gain on risk assurance liabilities, as we are released from our risk assurance obligation on a loan-by-loan basis based on car buyers’ repayments. The contingent aspect is recognized as loss on risk assurance liabilities when car buyer’s default is probable and the amount of loss is estimable. We consider the underlying risk profile, including delinquency status, overdue period and historical loss experience when assessing the probability of contingent loss. Car buyers are grouped based on common risk characteristics, such as product type. We measure contingent loss based on the future payout estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral.

Components of Results of Operations

Revenues

Our revenues consist of credit origination and servicing revenue, delinquent asset management revenue and others. We primarily generate credit origination and servicing revenue by providing credit origination, credit assessment and credit servicing services to financial institutions. The amount of the relevant service fees is typically based on a percentage of the principal as specified in the cooperation agreement with the relevant financial institution. We also generate credit origination and servicing revenue by charging car buyers in certain circumstances for purchase facilitation services, such as registration of license plates and collaterals with the relevant government authorities. We generate delinquent asset management revenue by providing delinquent asset management services to financial institutions. Our other revenue relates to our automotive transaction facilitation services and after-market services facilitation.

The following table sets forth components of our revenues, both in absolute amount and as a percentage of our revenues, for the periods presented.

	Year Ended December 31,					Three Months Ended March 31,
	2016		2017			2017 (unaudited)		2018 (unaudited)
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, expect for percentages)
Revenues
Credit origination and servicing	431,542	99.4	1,022,308	162,980	97.2	191,213	98.0	243,076	38,752	97.7
Delinquent asset management	1,843	0.4	26,250	4,185	2.5	3,396	1.7	2,262	361	0.9
Others(1)	896	0.2	3,646	581	0.3	488	0.3	3,481	555	1.4

Total	434,280	100.0	1,052,204	167,746	100.0	195,096	100.0	248,819	39,668	100.0

(1)	Our other revenue relates to our automotive transaction facilitation services and after-market services facilitation, which is currently comprised of facilitating the sale of insurance policies from insurance brokers or companies.

Operating Cost and Expenses

Our operating cost and expenses consist of cost of revenue, sales and marketing expenses, general and administrative expenses, research and development expenses, net loss/(gain) on risk assurance liabilities and provision for financing receivables. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenues, for the periods presented:

	Year Ended December 31,					Three Months Ended March 31,
	2016		2017			2017 (unaudited)		2018 (unaudited)
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses:
Cost of revenue	170,044	39.2	386,054	61,546	36.7	74,337	38.1	80,856	12,890	32.5
Sales and marketing	39,537	9.1	114,145	18,197	10.8	20,207	10.4	34,818	5,551	14.0
General and administrative	34,550	8.0	101,277	16,146	9.6	12,017	6.2	26,744	4,264	10.7
Research and development	5,000	1.2	19,419	3,096	1.8	2,266	1.2	6,452	1,029	2.6
Net loss/(gain) on risk assurance liabilities	744	0.2	(38,867)	(6,196)	(3.7)	(13,356)	(6.8)	3,768	601	1.5
Provision for financing receivables	—	—	156	25	0.0	—	—	3,062	488	1.2

Total	249,875	57.5	582,184	92,814	55.3	95,472	48.9	155,700	24,822	62.6

Cost of Revenue

Our cost of revenue consists of (i) commission paid to car dealerships, (ii) cost for staff responsible for risk management and delinquent asset management, (iii) incentive fee to sales staff, (iv) cost for telematics devices and (v) others. The following table sets forth components of our cost of revenue, both in absolute amount and as a percentage of our revenues, for the periods presented.

	Year Ended December 31,					Three Months Ended March 31,
	2016		2017			2017 (unaudited)		2018 (unaudited)
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, expect for percentages)
Cost of revenue
Commission to car dealerships	60,139	13.8	178,155	28,402	16.9	34,928	17.9	39,182	6,247	15.7
Staff cost	27,197	6.3	51,609	8,228	4.9	10,168	5.2	13,402	2,137	5.4
Staff incentive	25,222	5.8	64,821	10,334	6.2	10,023	5.1	11,361	1,811	4.6
Telematics devices	23,400	5.4	43,320	6,906	4.1	10,895	5.6	10,873	1,733	4.4
Others	34,086	7.8	48,149	7,676	4.6	8,323	4.3	6,038	963	2.4

Total	170,044	39.2	386,054	61,546	36.7	74,337	38.1	80,856	12,890	32.5

Commission paid to car dealerships increased from RMB34.9 million in the three months ended March 31, 2017 to RMB39.2 million (US$6.2 million) in the same period in 2018 in connection with the increase in amount of financing transactions we facilitated. Commission paid to car dealerships as a percentage of our revenues decreased from 17.9% to 15.7% during the same period. The decrease was primarily due to lower average amount of commission paid to dealers in each financing transaction. Commission paid to car dealerships increased from RMB60.1 million in 2016 to RMB178.2 million (US$28.4 million) in 2017 in connection with the increase in amount of financing transactions we facilitated. Commission paid to car dealerships as a percentage of our revenues increased from 13.8% to 16.9% during the same period. The increase was primarily due to higher average amount of commission paid to dealers in each financing transaction.

Staff cost consists of compensation for employees responsible for risk management and delinquent asset management. Staff cost increased from RMB10.2 million in the three months ended March 31, 2017 to RMB13.4 million (US$2.1 million) in the same period in 2018 due to an expansion of our employees responsible for risk management and delinquent asset management and an increase in the average amount of compensation for such employees. Staff cost as a percentage of our revenues slightly increased from 5.2% to 5.4% during the same period. Staff cost increased from RMB27.2 million in 2016 to RMB51.6 million (US$8.2 million) in 2017 due to an expansion of our employees responsible for risk management and delinquent asset management and an increase in the average amount of compensation for such employees. Staff cost as a percentage of our revenues decreased from 6.3% to 4.9% during the same period, primarily due to enhanced operational efficiency of employees responsible for risk management and delinquent asset management.

Staff incentive consists of incentive fee to our sales staff. Staff incentive increased from RMB10.0 million in the three months ended March 31, 2017 to RMB11.4 million (US$1.8 million) in the same period in 2018 due to the increase in amount of financing transactions we facilitated. Staff incentive as a percentage of our revenue decreased from 5.1% to 4.6% in the same period due to decreased average incentive. Staff incentive increased from RMB25.2 million in 2016 to RMB64.8 million (US$10.3 million) in 2017 due to the increase in amount of financing transactions we facilitated. Staff incentive as a percentage of our revenue increased from 5.8% to 6.2% in the same period due to increased sales staff headcount and average incentive.

Cost for telematics devices was RMB10.9 million in the three months ended March 31, 2017 and RMB10.9 million (US$1.7 million) in the same period in 2018. Cost for telematics devices as a percentage of our revenues decreased from 5.6% to 4.4% during the same period, primarily due to a decrease in unit cost for telematics devices. Cost for telematics devices increased from RMB23.4 million in 2016 to RMB43.3 million (US$6.9 million) in 2017 due to the increase in amount of financing transactions we facilitated. Cost for telematics devices as a percentage of our revenues decreased from 5.4% to 4.1% during the same period, primarily due to a decrease in unit cost for telematics devices.

Other costs are primarily comprised of cost for collection, outsourcing fees for third-party repossession agents as well as other ordinary course expenses. Other costs decreased from RMB8.3 million in the three months ended March 31, 2017 to RMB6.0 million (US$1.0 million) in the same period in 2018. The decrease was primarily due to decreased outsourcing fees for third-party repossession agents, which was in turn due to fewer requests by Jincheng Bank to repossess cars. Other costs as a percentage of our revenues decreased from 4.3% to 2.4% during the same period, primarily due to economies of scale. Other costs increased from RMB34.1 million in 2016 to RMB48.1 million (US$7.7 million) in 2017, primarily due to the increase in the amount of financing transactions we facilitated. Other costs as a percentage of our revenues decreased from 7.8% to 4.6% during the same period, primarily due to economies of scale.

Sales and Marketing

Sales and marketing expenses consist primarily of compensation related to our sales staff but exclude incentives paid to them.

General and Administrative

General and administrative expenses consist primarily of compensation related to accounting and finance, legal, human resources and other administrative personnel, professional service fee as well as rent for office spaces related to various administrative activities.

Research and Development

Research and development expenses consist primarily of compensation related to research and development personnel, depreciation and amortization of equipment and costs of data center services.

Net Loss/(Gain) on Risk Assurance Liabilities

Risk assurance liabilities consist of a non-contingent aspect and a contingent aspect. At the inception of each financing transaction for which we have risk assurance obligation, we recognize the non-contingent aspect at fair value. The non-contingent aspect of risk assurance liabilities are reduced over the term of the arrangement, which we recognize as gain on risk assurance liabilities, as we are released from our risk assurance obligation on a loan-by-loan basis based on car buyers’ repayments. The contingent aspect is recognized as loss on risk assurance liabilities when car buyer’s default is probable and is measured as the future payout estimated using the historical default rates of a portfolio of similar loans.

Provision for Financing Receivables

Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. The allowance for financing receivables is calculated based on historical loss experience using a roll rate-based model. We recognize any increase in allowance for financing receivables as provision for financing receivables for the relevant period.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiary and consolidated variable interest entity in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 6% on the services we provide to customers, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority, in which case the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods presented, in absolute amount and as a percentage of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,					Three Months Ended March 31,
	2016		2017			2017 (unaudited)		2018 (unaudited)
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands)
Revenues	434,280	100.0	1,052,204	167,746	100.0	195,096	100.0	248,819	39,668	100.0
Operating cost and expenses:
Cost of revenue	170,044	39.2	386,054	61,546	36.7	74,337	38.1	80,856	12,890	32.5
Sales and marketing	39,537	9.1	114,145	18,197	10.8	20,207	10.4	34,818	5,551	14.0
General and administrative	34,550	8.0	101,277	16,146	9.6	12,017	6.2	26,744	4,264	10.7
Research and development	5,000	1.2	19,419	3,096	1.8	2,266	1.2	6,452	1,029	2.6
Net loss/(gain) on risk assurance liabilities	744	0.2	(38,867)	(6,196)	(3.7)	(13,356)	(6.8)	3,768	601	1.5
Provision for financing receivables	—	—	156	25	0.0	—	—	3,062	488	1.2
Total operating cost and expenses	249,875	57.5	582,184	92,814	55.2	95,472	48.9	155,700	24,822	62.6
Income from operations	184,405	42.5	470,020	74,932	44.7	99,624	51.1	93,119	14,845	37.4
Interest income	4,099	0.9	16,164	2,577	1.5	2,769	1.4	8,077	1,288	3.2
Income/(loss) from equity method investments	(9,988)	(2.3)	4,856	774	0.5	1,255	0.6	(2,334)	(372)	(0.9)
Interest expense	(450)	(0.1)	(12,994)	(2,071)	(1.2)	(1,678)	(0.9)	(4,790)	(764)	(1.9)
Foreign exchange loss, net	—	—	(25,403)	(4,050)	(2.4)	—	—	(2,623)	(418)	(1.1)
Other income	8,661	2.0	16,197	2,582	1.5	1,249	0.6	22,022	3,511	8.9
Other expenses	(232)	(0.1)	(379)	(60)	(0.0)	(10)	(0.0)	(106)	(17)	(0.0)

Net income before income taxes	186,495	42.9	468,460	74,684	44.5	103,209	52.9	113,366	18,073	45.6
Income tax expenses	(53,014)	12.2	(119,403)	(19,036)	(11.3)	(28,948)	(14.8)	(29,339)	(4,677)	(11.8)

Net income	133,481	30.7	349,057	55,648	33.2	74,261	38.1	84,026	13,396	33.8

Less: Net income attributable to the non-controlling interests	4,575	(1.1)	8,048	1,283	0.8	130	0.1	3,934	627	1.6
Net income attributable to Cango Inc.’s shareholders	128,906	29.7	341,010	54,365	32.4	74,131	38.0	80,092	12,769	32.2

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017

Revenues. Our revenues increased from RMB195.1 million in the three months ended March 31, 2017 to RMB248.8 million (US$39.7 million) in the same period in 2018, which was primarily attributable to increase in credit origination and servicing revenue from RMB191.2 million in the three months ended March 31, 2017 to RMB243.1 million (US$38.8 million) in the same period in 2018. The increase in credit origination and servicing revenue was primarily due to (i) more favorable rates on fees for services provided to financial institutions and (ii) an increase in the amount of financing transactions we facilitated from RMB5,327.0 million in the three months ended March 31, 2017 to RMB5,758.0 million (US$918.0 million) in the same period in 2018. The improvement in fee rates and the increase in the amount of financing transactions we facilitated were driven by our collaboration with more financial institutions, such as our collaboration with WeBank under the co-partnership model, which started in the third quarter of 2017. The increase in the amount of financing transactions we facilitated was also due to a substantial expansion of our dealer network, which enabled us to engage more car buyers. The number of registered dealers increased from 20,079 as of March 31, 2017 to 37,667 as of March 31, 2018.

The growth rates of our revenues and net income slowed down in the first quarter of 2018. Our revenues increased by 142.3% from RMB434.3 million in 2016 to RMB1,052.2 million (US$167.7 million) in 2017, and our net income increased by 161.4% from RMB133.5 million in 2016 to RMB349.1 million in 2017. In comparison, our revenues increased by 27.5% from RMB195.1 million in the three months ended March 31, 2017 to RMB248.8 million (US$39.7 million) in the same period in 2018, and our net income increased by 13.0% from RMB74.3 million in the three months ended March 31, 2017 to RMB84.0 million (US$13.4 million) in the same period in 2018. The slower growth rate was primarily due to a change in our dealer coverage model as well as conditions in the automotive market. The first half of 2018 is a transitional period for our dealer coverage model, as our sales team has started to cover a significant number of dealers that were previously covered by dealer financial managers, who are dealers’ employees. In contrast to dealer financial managers, we are able to directly control and communicate with our sales team, which is expected to execute our sales strategy more effectively and deliver higher quality services to car buyers. To implement this change in our dealer coverage model, we hired a large number of employees, and our sales team expanded from 1,691 as of December 31, 2017 to 2,182 as of March 31, 2018. It typically takes a few months for a new sales representative to achieve a sufficient level of efficiency through on-the-job training. The challenges of integrating the new employees into our sales team had an adverse effect on our results of operations. The expansion of the sales team and the increase in the average compensation for sales staff also contributed to the increase in our sales and marketing expenses, which negatively affects our net income. Our results of operations were also affected by changes in government policies and the automotive market. In 2017, a lower consumption tax rate was applicable to cars with engines that are 1.6-liter or smaller, and such tax break terminated at the end of 2017, which had an adverse effect on sales of such cars in the first half of 2018. In light of that, certain OEMs launched short-term marketing campaigns, offering financing solutions with more significant subsidies in the first half of 2018, which competed with the financing solutions facilitated by us.

The change in dealer coverage model, the termination of the lower consumption tax rate and the provision of more significant subsidies by certain OEMs continue to affect our results of operations in the second quarter of 2018. We expect our revenues in the second quarter of 2018 to be lower and our net income in such quarter to be significantly lower compared to the second quarter of 2017, primarily due to (i) lower revenues as a result of a decrease in the amount of financing transactions facilitated and (ii) higher sales and marketing expenses as a result of sales team expansion.

Operating cost and expenses. Our total operating cost and expenses increased from RMB95.5 million in the three months ended March 31, 2017 to RMB155.7 million (US$24.8 million) in the same period in 2018, primarily attributable to the increase in sales and marketing expenses and general and administrative expenses.

•	Cost of revenue. Our cost of revenue increased slightly from RMB74.3 million in the three months ended March 31, 2017 to RMB80.9 million (US$12.9 million) in the same period in 2018 in connection with the increase in amount of financing transactions we facilitated. Our cost of revenue as a percentage of our revenues decreased from 38.1% to 32.5% during the same period, primarily due to (i) a decrease in average amount of commission paid to dealers in each financing transaction, which decreased commission paid to car dealerships as a percentage of our revenues from 17.9% in the three months ended March 31, 2017 to 15.7% in the same period in 2018 and (ii) a decrease in unit cost for telematics devices, which decreased cost for telematics devices as a percentage of our revenues from 5.6% in the three months ended March 31, 2017 to 4.4% in the same period in 2018.

•

Sales and marketing. Our sales and marketing expenses increased from RMB20.2 million in the three months ended March 31, 2017 to RMB34.8 million (US$5.6 million) in the same period in 2018. The increase was primarily due to an increase in compensation for our sales staff, which in turn was driven by both an expansion of our sales team from 819 as of March 31, 2017 to 2,182 as of March 31, 2018 as a result of our effort to expand our dealer network and an increase in the average amount of compensation for sales staff. Our sales and marketing expenses as a percentage of our revenues increased from 10.4% to 14.0% during the same period, primarily as a result of increased sales staff headcount and compensation.

•	General and administrative. Our general and administrative expenses increased from RMB12.0 million in the three months ended March 31, 2017 to RMB26.7 million (US$4.3 million) in the same period in 2018. The increase was primarily due to an increase in (i) fees paid to professional service providers in connection with the issuance of Series B preferred shares and this offering and (ii) compensation for our administrative staff, which in turn was due to both an expansion in the number of our administrative staff from 111 as of March 31, 2017 to 179 as of March 31, 2018 and an increase in the average amount of compensation for administrative staff. Our general and administrative expenses as a percentage of our revenues increased from 6.2% to 10.7% during the same period, primarily due to increased fees paid to professional service providers and increased administrative staff headcount and compensation.

•	Research and development. Our research and development expenses increased from RMB2.3 million in the three months ended March 31, 2017 to RMB6.5 million (US$1.0 million) in the same period in 2018. The increase was primarily due to an increase in compensation for our research and development staff, which in turn was primarily driven by an expansion of our research and development staff from 56 as of March 31, 2017 to 109 as of March 31, 2018 and an increase in the average amount of compensation for research and development staff. Our research and development expenses as a percentage of our revenues increased from 1.2% to 2.6% during the same period, primarily as a result of increased research and development staff headcount and compensation.

•	Net loss/(gain) on risk assurance liabilities. We recognized net gain on risk assurance liabilities of RMB13.4 million in the three months ended March 31, 2017 due to improvement in credit quality of financing transactions for which we have risk assurance obligation. We recognized net loss on risk assurance liabilities of RMB3.8 million (US$0.6 million) in the same period in 2018 due to slightly higher than expected delinquency rates with respect to financing transactions for which we have risk assurance obligation.

•	Provision for Financing Receivables. We recognized provision for financing receivables of RMB3.1 million (US$0.5 million) in the three months ended March 31, 2018. Prior to the launch of co-partnership model in the third quarter of 2017, we primarily satisfied our risk assurance obligation to the relevant financial institutions by making installment payments on delinquent financing transactions. We did not have any financing receivables on our balance sheet as of March 31, 2017, and we did not recognize provision for financing receivables in the three months ended March 31, 2017.

Interest income. We recognized interest income of RMB2.8 million in the three months ended March 31, 2017 from cash and cash equivalents on our balance sheet. We recognized interest income of RMB8.1 million (US$1.3 million) in the same period in 2018 from increased cash and equivalents on our balance sheet as a result of increased additional paid-in capital from shareholders.

Income/(loss) from equity method investments. We recognized a gain from equity method investments of RMB1.3 million in the three months ended March 31, 2017 primarily due to the share of profit from our equity method investment in Shanghai Autohome. We recognized a loss from equity method investments of RMB2.3 million (US$0.4 million) in the same period in 2018 primarily due to the share of loss from our equity method investment in Shanghai Autohome.

Interest expense. We recognized interest expense of RMB1.7 million in the three months ended March 31, 2017. We recognized interest expense of RMB4.8 million (US$0.8 million) in the same period in 2018. The increase in interest expense was due to the consolidation of trusts that invest in asset-backed securities.

Foreign exchange gain/(loss), net. We did not recognize any foreign exchange gain or loss in the three months ended March 31, 2017. We recognized foreign exchange loss, net of RMB2.6 million (US$0.4 million) in the same period in 2018, primarily due to depreciation of U.S. dollars against RMB, which affected our cash holdings from the additional paid-in capital denominated in U.S. dollars.

Other income. Our other income increased from RMB1.2 million in the three months ended March 31, 2017 to RMB22.0 million (US$3.5 million) in the same period in 2018, primarily due to an increase in the amount of government grants.

Income tax expenses. Our income tax expenses increased from RMB28.9 million in the three months ended March 31, 2017 to RMB29.3 million (US$4.7 million) in the same period in 2018, primarily due to the increase in our taxable income.

Net income. As a result of the foregoing, our net income increased from RMB74.3 million in the three months ended March 31, 2017 to RMB84.0 million (US$13.4 million) in the same period in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues. Our revenues increased from RMB434.3 million in 2016 to RMB1,052.2 million (US$167.7 million) in 2017, which was primarily attributable to increase in credit origination and servicing revenue from RMB431.5 million in 2016 to RMB1,022.3 million (US$163.0 million) in 2017. The increase in credit origination and servicing revenue was primarily due to the substantial increase in amount of financing transactions we facilitated from RMB10.3 billion in 2016 to RMB26.6 billion (US$4.2 billion) in 2017. The increase in the amount of financing transactions we facilitated was primarily due to a substantial expansion of our dealer network, which enabled us to engage more car buyers. The number of registered dealers increased from 16,035 as of December 31, 2016 to 34,634 as of December 31, 2017. The increase in the amount of financing transactions we facilitated was also driven by our collaboration with more financial institutions, such as our collaboration with WeBank under the co-partnership model, which started in the third quarter of 2017.

Operating cost and expenses. Our total operating cost and expenses increased from RMB249.9 million in 2016 to RMB582.2 million (US$92.8 million) in 2017, primarily attributable to the increase in cost of revenue and sales and marketing expenses, partially offset by a net gain on risk assurance liabilities.

•	Cost of revenue. Our cost of revenue increased from RMB170.0 million in 2016 to RMB386.1 million (US$61.6 million) in 2017 in connection with the increase in amount of financing transactions we facilitated. Our cost of revenue as a percentage of our revenues decreased from 39.2% to 36.7% during the same period, primarily due to (i) enhanced operational efficiency of employees responsible for risk management and delinquent asset management, which decreased staff cost as a percentage of our revenues from 6.3% in 2016 to 4.9% in 2017, (ii) a decrease in unit cost for telematics devices, which decreased cost for telematics devices as a percentage of our revenues from 5.4% in 2016 to 4.1% in 2017 and (iii) economies of scale, which decreased other costs as a percentage of our revenues from 7.8% in 2016 to 4.6% in 2017, which was partially offset by (i) higher average amount of commission paid to dealers in each financing transaction, which increased commission paid to car dealerships as a percentage of our revenues from 13.8% in 2016 to 16.9% in 2017 and (ii) increased sales staff headcount and average incentive paid, which increased staff incentive as a percentage of our revenues from 5.8% in 2016 to 6.2% in 2017.

•	Sales and marketing. Our sales and marketing expenses increased from RMB39.5 million in 2016 to RMB114.1 million (US$18.2 million) in 2017. The increase was primarily due to an increase in compensation for our sales staff, which in turn was driven by both an expansion of our sales team from 607 as of December 31, 2016 to 1,691 as of December 31, 2017 as a result of our effort to expand our dealer network and an increase in the average amount of compensation for sales staff. Our sales and marketing expenses as a percentage of our revenues increased from 9.1% to 10.8% during the same period, primarily as a result of increased sales staff headcount and compensation.

•

General and administrative. Our general and administrative expenses increased from RMB34.6 million in 2016 to RMB101.3 million (US$16.1 million) in 2017. The increase was primarily due to an increase in (i) fees paid to professional service providers in connection with the issuance of Series B preferred shares and this offering and (ii) compensation for our administrative staff, which in turn was due to both an expansion in the number of our administrative staff from 99 as of December 31, 2016 to 149 as of December 31, 2017 and an increase in the average amount of compensation for administrative staff. Our general and administrative expenses as a percentage of our revenues increased from 8.0% to 9.6% during the same period, primarily due to increased fees paid to professional service providers and increased administrative staff headcount and compensation.

•	Research and development. Our research and development expenses increased from RMB5.0 million in 2016 to RMB19.4 million (US$3.1 million) in 2017. The increase was primarily due to an increase in compensation for our research and development staff, which in turn was primarily driven by an expansion of our research and development staff from 24 as of December 31, 2016 to 98 as of December 31, 2017 and an increase in the average amount of compensation for research and development staff. Our research and development expenses as a percentage of our revenues increased slightly from 1.2% to 1.8% during the same period.

•	Net loss/(gain) on risk assurance liabilities. We recognized net loss on risk assurance liabilities of RMB0.7 million in 2016 due to higher than expected delinquency rates with respect to financing transactions for which we have risk assurance obligation. We recognized net gain on risk assurance liabilities of RMB38.9 million (US$6.2 million) in 2017 due to improvement in credit quality of financing transactions for which we have risk assurance obligation.

•	Provision for Financing Receivables. We recognized provision for financing receivables of RMB156.1 thousand (US$24.9 thousand) in 2017. Prior to the launch of co-partnership model in 2017, we primarily satisfied our risk assurance obligation to the relevant financial institutions by making installment payments on delinquent financing transactions. We did not have any financing receivables on our balance sheet as of December 31, 2016, and we did not recognize provision for financing receivables in 2016.

Interest income. We recognized interest income of RMB4.1 million in 2016 from cash and cash equivalents on our balance sheet. We recognized interest income of RMB16.2 million (US$2.6 million) in 2017 from increased cash and equivalents on our balance sheet as a result of increased additional paid-in capital from shareholders.

Income/(loss) from equity method investments. We recognized a loss from equity method investments of RMB10.0 million in 2016 primarily due to the share of loss from our equity method investment in Shanghai Autohome. We recognized a gain from equity method investments of RMB4.9 million (US$0.8 million) in 2017 primarily due to the share of profit from our equity method investment in Shanghai Autohome.

Interest expense. We recognized interest expense of RMB0.5 million in 2016. We recognized interest expense of RMB13.0 million (US$2.1 million) in 2017.

Foreign exchange gain/(loss), net. We did not recognize any foreign exchange gain or loss in 2016. We recognized foreign exchange loss, net of RMB25.4 million (US$4.1 million) in 2017, primarily due to depreciation of U.S. dollars against RMB, which affected our cash holdings from the additional paid-in capital denominated in U.S. dollars.

Other income. Our other income increased from RMB8.7 million in 2016 to RMB16.2 million (US$2.6 million) in 2017, primarily due to an increase in the amount of government grants from RMB8.2 million in 2016 to RMB15.4 million (US$2.5 million) in 2017.

Income tax expenses. Our income tax expenses increased from RMB53.0 million in 2016 to RMB119.4 million (US$19.0 million) in 2017, primarily due to the increase in our taxable income.

Net income. As a result of the foregoing, our net income increased significantly from RMB133.5 million in 2016 to RMB349.1 million (US$55.7 million) in 2017.

Selected Quarterly Results of Operations

The following table sets forth our historical unaudited consolidated selected quarterly results of operations for the periods indicated.

	For the Three Months Ended
	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
	in RMB thousands
Revenues	228,960	195,096	267,337	278,443	311,327	248,819
Operating cost and expenses:
Cost of revenue	71,193	74,337	88,256	75,238	148,223	80,856
Sales and marketing	16,258	20,207	13,566	23,286	57,087	34,818
General and administrative	11,803	12,017	14,910	16,522	57,827	26,744
Research and development	2,804	2,266	3,127	3,789	10,236	6,452
Net loss/(gain) on risk assurance liabilities	234	(13,356)	(8,560)	(15,725)	(1,226)	3,768
Provision for financing receivables	—	—	—	—	156	3,062
Total operation cost and expenses	102,291	95,472	111,299	103,109	272,303	155,700
Income from operations	126,669	99,624	156,038	175,333	39,024	93,119
Interest income	1,232	2,769	3,446	3,562	6,387	8,077
Income/(loss) from equity method investments	(2,166)	1,255	(983)	3,883	700	(2,334)
Interest expense	(247)	(1,678)	(3,216)	(5,120)	(2,980)	(4,790)
Foreign exchange loss, net	—	—	(8,690)	(15,655)	(1,058)	(2,623)
Other income	375	1,249	1,304	13,428	215	22,022
Other expenses	(63)	(10)	(98)	(174)	(96)	(106)

Net income before income taxes	125,799	103,209	147,803	175,257	42,192	113,366
Income tax expenses	(32,878)	(28,948)	(38,333)	(39,750)	(12,372)	(29,339)

Net income	92,922	74,261	109,470	135,507	29,820	84,026

The following table sets forth our historical unaudited consolidated selected quarterly results of operations for the periods indicated, as a percentage of total revenues.

	For the Three Months Ended
	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
	(%)
Revenues	100.0	100.0	100.0	100.0	100.0	100.0
Operating cost and expenses:
Cost of revenue	31.1	38.1	33.0	27.0	47.6	32.5
Sales and marketing	7.1	10.4	5.1	8.4	18.3	14.0
General and administrative	5.2	6.2	5.6	5.9	18.6	10.7
Research and development	1.2	1.2	1.2	1.4	3.3	2.6
Net loss/(gain) on risk assurance liabilities	0.1	(6.8)	(3.2)	(5.6)	(0.4)	1.5
Provision for financing receivables	—	—	—	—	0.1	1.2
Total operation cost and expenses	44.7	49.1	41.6	37.0	87.5	62.6
Income from operations	55.3	51.1	58.4	63.0	12.5	37.4
Interest income	0.5	1.4	1.3	1.3	2.1	3.2
Income/(loss) from equity method investments	(0.9)	0.6	(0.4)	1.4	0.2	(0.9)
Interest expense	(0.1)	(0.9)	(1.2)	(1.8)	(1.0)	(1.9)
Foreign exchange loss, net	—	—	(3.3)	(5.6)	(0.3)	(1.1)
Other income	0.2	0.6	0.5	4.8	0.1	8.9
Other expenses	(0.0)	(0.0)	(0.0)	(0.1)	(0.0)	(0.0)

Net income before income taxes	54.9	52.9	55.3	62.9	13.6	45.6
Income tax expenses	14.4	14.8	14.3	14.3	4.0	11.8

Net income	40.6	38.1	40.9	48.7	9.6	33.8

The following table sets forth the number of financing transactions and the amount of financing transactions facilitated for the periods indicated.

	For the Three Months Ended
	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
Number of financing transactions facilitated	87,336	90,791	87,854	120,915	135,321	97,219
Amount of financing transactions facilitated (in RMB millions)	5,004	5,372	5,350	7,551	8,309	5,758

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. Our revenue trends are a reflection of car purchase patterns by car buyers. Car buyers in China tend to purchase a higher volume of cars in the second half of each year, in part due to the introduction of new models from automakers. Further, the holiday period following the Chinese New Year is in the first quarter, which usually contributes to lower activity levels in that quarter of each year.

Net profit margin for the three months ended December 31, 2017 was 9.6%, which was significantly lower than the other quarters in 2017. The lower net profit margin in the fourth quarter was primarily due to (i) higher amounts of commission paid to car dealerships and incentive fee to our sales staff and (ii) recognition of year-end bonus of RMB62.4 million (US$9.9 million). We pay commission and incentive fee on a step-up basis. As dealers and sales staff meet certain specified performance targets over the course of a year, they receive higher amounts of commission or incentive fee per transaction, as applicable. As a result, the average amounts of commission and incentive fee per transaction tend to be higher in the fourth quarter of each year.

The lower net profit margin in the fourth quarter of 2017 was also due to the timing of revenue recognition related to the co-partnership model, which we launched in collaboration with WeBank in the third quarter of 2017. A portion of the consideration from the revenue arrangement is refundable to the financial institutions if certain conditions are not satisfied, and such portion of revenue is deferred until the contingency is resolved. We facilitated a significant amount of financing transactions under the co-partnership model in the three months ended December 31, 2017, which resulted in an increase of unearned income of RMB33.7 million (US$5.4 million) during the period.

Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of equity securities, borrowings from trusts and banks and cash provided by operating activities, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements.

In 2016 and 2017, net cash provided by operating activities was RMB83.0 million and RMB589.3 million (US$93.9 million), respectively. In the three months ended March 31, 2018, net cash used in operating activities was RMB42.2 million (US$6.7 million).

As of March 31, 2018, we had cash and cash equivalents of approximately RMB1,962.7 million (US$312.9 million), as compared to cash and cash equivalents of approximately RMB803.3 million (US$128.1 million) as of December 31, 2017.

As of March 31, 2018, we had restricted cash of RMB456.6 million (US$72.8 million). Restricted cash represents cash deposited with the respective financial institutions, and to a lesser extent, cash held as collateral for short-term borrowings. For arrangements involving risk assurance liabilities, financial institutions make corresponding deductions from our deposit account when borrowers are delinquent in their installment repayments and/or when loans are required to be repurchased by us after a specified delinquency period. Such restricted cash is not available to fund our general liquidity needs.

In December 2016, Shanghai Cango, our consolidated VIE, entered into a credit agreement with Tibet Trust Co., Ltd., which allows us to borrow up to RMB189.6 million (US$30.2 million), subject to the actual amount of funds raised by the trust. The agreement provides for a fixed interest rate of 4.75% per annum and a term of three years. As of March 31, 2018, the outstanding amount under such credit agreement was RMB50.0 million (US$7.7 million). We utilized the proceeds from the borrowing to satisfy our working capital needs.

In March 2017, Shanghai Cango entered into another credit agreement with Tibet Trust Co., Ltd., which allows us to borrow up to RMB89.8 million (US$14.3 million), subject to the actual amount of funds raised by the trust. The agreement provides for a fixed interest rate of 5.06% per annum and a term of three years. As of March 31, 2018, there was no amount outstanding under such credit agreement.

In May 2017, Shanghai Cango entered into a credit agreement with Lujiazui International Trust Co., Ltd., which allows us to borrow up to RMB70.0 million (US$11.2 million). The agreement provides for a fixed interest rate of 5.50% per annum and a term of one year. As of March 31, 2018, there was no amount outstanding under such credit agreement.

In September 2017, Shanghai Cango entered into a credit agreement with Bank of Shanghai Co., Ltd., which allows us to borrow up to RMB115.6 million (US$18.4 million). The agreement provides for a fixed interest rate of 4.35% per annum and a term of one year. As of March 31, 2018, there was no amount outstanding under such credit agreement.

Our credit agreements do not contain any material debt covenants.

We believe that our anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Risk Factors—Risks Relating to Our Industry and Business —We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.”

Our ability to manage our working capital, including receivables and other assets and accrued expenses and other liabilities, may materially affect our financial condition and results of operations.

Although we consolidate the results of our consolidated VIE and its subsidiaries, we only have access to cash balances or future earnings of our consolidated VIE and its subsidiaries through our contractual arrangements with our consolidated VIE. See “Our History and Corporate Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods presented:

	2016	Year Ended December 31,		Three Months Ended March 31,
		2017		2017 (unaudited)	2018 (unaudited)
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	83,027	589,303	93,949	70,916	(42,245)	(6,735)
Net cash used in investing activities	(272,039)	(162,906)	(25,971)	(127,007)	(427,854)	(68,210)
Net cash provided by financing activities	187,147	685,689	109,315	89,292	1,759,371	280,485
Cash, cash equivalents and restricted cash at beginning of the year/(period)	47,866	46,000	7,334	46,000	1,132,684	180,576
Cash, cash equivalents and restricted cash at end of the year/(period)	46,000	1,132,684	180,576	79,202	2,419,332	385,698

Operating Activities

Net cash used in operating activities was RMB42.2 million (US$6.7 million) in the three months ended March 31, 2018, primarily due to net income of RMB84.0 million (US$13.4 million), adjusted for (i) loss on risk assurance liabilities of RMB3.8 million (US$0.6 million), (ii) provision for financing receivables of RMB3.1 million (US$0.5 million), (iii) gain from equity method investment of RMB2.3 million (US$0.4 million), (iv) foreign exchange loss, net of RMB2.6 million (US$0.4 million), (v) deferred income tax income of RMB16.3 million (US$2.6 million) and (vi) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB31.3 million (US$5.0 million) due to an increase in the amount of service fees payable by financial institutions, (ii) an increase in financing receivables of RMB6.4 million (US$1.0 million) due to performance of risk assurance obligations and (iii) a decrease in other current and non-current liabilities of RMB115.6 million (US$18.4 million), which was primarily due to (a) a decrease of RMB70.1 million (US$11.2 million) in payroll payable due to payment of year-end bonus, (b) a decrease of income tax payable of RMB21.9 million (US$3.5 million) due to payment of such amount and (c) a decrease of RMB25.6 million (US$4.1 million) in other tax payables due to payment of such amount, which was partially offset by an increase of RMB2.0 million (US$0.3 million) in certain other current and non-current liabilities. Such changes in working capital were partially offset by (i) a decrease of receivables from related parties of RMB2.2 million (US$0.3 million) relating to service fees from Jincheng Bank as Jincheng Bank ceased to be a related party since September 2017, (ii) an increase in payables to related parties of RMB4.6 million (US$0.7 million) primarily due to increase in fees payable to Shanghai Autohome and (iii) an increase in risk assurance liabilities of RMB21.6 million (US$3.5 million) due to an increase in the amount of financing transactions facilitated for which we have risk assurance obligation.

Net cash provided by operating activities was RMB589.3 million (US$93.9 million) in 2017, primarily due to net income of RMB349.1 million (US$55.7 million), adjusted for (i) gain on risk assurance liabilities of RMB38.9 million (US$6.2 million), (ii) gain from equity method investment of RMB4.9 million (US$0.8 million), (iii) foreign exchange loss, net of RMB25.4 million (US$4.0 million), (iv) deferred income tax expense of RMB12.8 million (US$2.0 million) and (v) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB85.1 million (US$13.6 million) relating to service fees from financial institutions due to substantial increase in amount of financing transactions funded and (ii) an increase in other current and non-current assets of RMB64.5 million (US$10.3 million), which was partially offset by (i) a decrease in receivables from related parties of RMB132.2 million (US$21.1 million) relating to services fees from Jincheng Bank as Jincheng Bank ceased to be a related party since September 2017, (ii) an increase in other current and non-current liabilities of RMB266.5 million (US$42.5 million) and (iii) an increase in risk assurance liabilities of RMB19.0 million (US$3.0 million) due to an increase in the amount of financing transactions facilitated for which we have risk assurance obligation.

Net cash provided by operating activities was RMB83.0 million in 2016, primarily due to net income of RMB133.5 million, adjusted for (i) share-based compensation expense of RMB4.1 million, (ii) share of loss from equity method investment of RMB10.0 million and (iii) changes in working capital. Adjustment for changes in working capital primarily consisted of (i) an increase in receivables from related parties of RMB142.0 million relating to increased services fees from Jincheng Bank and (ii) an increase in other current and non-current assets of RMB23.1 million primarily relating to an increase in prepaid expenses from certain customers and an increase in loans to shareholders, which was partially offset by an increase in other current and non-current liabilities of RMB113.6 million due to the increase of deposit by dealers with the expansion of our dealership network.

Investing Activities

Net cash used in investing activities was RMB427.9 million (US$68.2 million) in the three months ended March 31, 2018, which was primarily attributable to (i) purchase of short-term investments of RMB864.8 million (US$137.9 million) in wealth management products which are primarily invested in various types of debt securities and (ii) purchases of property and equipment and intangible assets of RMB4.5 million (US$0.7 million), which was partially offset by proceeds from redemption of short-term investments of RMB327.5 million (US$52.2 million) and proceeds from shareholder loans RMB114.0 million (US$18.2 million) relating to repayment of such loans.

Net cash used in investing activities was RMB162.9 million (US$26.0 million) in 2017, which was primarily attributable to (i) purchase of short-term investments of RMB1,419.7 million (US$226.3 million) in wealth management products which are primarily invested in various types of debt securities, (ii) purchase of long-term investments of RMB338.6 million (US$54.0 million) relating to asset-backed securities issued by Jincheng Bank and (iii) purchase of equity method investment of RMB141.5 million (US$22.6 million) relating to equity interest in Shanghai Autohome, which was partially offset by proceeds from redemption of short-term investments of RMB1,463.3 million (US$233.3 million) due to maturity of such investments and (ii) proceeds from sale of long-term investments of RMB332.8 million (US$53.1 million).

Net cash used in investing activities was RMB272.0 million in 2016, which was primarily attributable to (i) purchase of short-term investments of RMB295.5 million in wealth management products which are primarily invested in various types of debt securities and (ii) purchase of long-term investments of RMB185.8 million relating to asset-backed securities issued by Jincheng Bank, which was partially offset by proceeds from redemption of short-term investments of RMB205.1 million due to maturity of such investments.

Financing Activities

Net cash provided by financing activities was RMB1,759.4 million (US$280.5 million) in the three months ended March 31, 2018, which was primarily attributable to contribution from shareholders of RMB1,785.8 million (US$284.7 million), which was partially offset by distribution to shareholders of RMB26.4 million (US$4.2 million).

Net cash provided by financing activities was RMB685.7 million (US$109.3 million) in 2017, which was primarily attributable to (i) contribution from shareholders of RMB698.7 million (US$111.4 million) and (ii) proceeds from borrowings of RMB400.3 million (US$63.8 million), which was partially offset by repayment of borrowings of RMB414.9 million (US$66.1 million).

Net cash provided by financing activities was RMB187.1 million in 2016, which was primarily attributable to proceeds from borrowings of RMB189.4 million.

Capital Expenditures

We made capital expenditures of RMB2.6 million, RMB9.6 million (US$1.5 million) and RMB4.5 million (US$0.7 million) in 2016, 2017 and the three months ended March 31, 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment and intangible assets. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table set forth our indebtedness and contractual obligations as of March 31, 2018:

	Payment due by period
	Total		Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	RMB	US$	RMB
	(in thousands)
Long-term borrowings	175,000	27,899	—	175,000	—	—
Operating lease commitments	37,686	6,008	16,657	20,086	942	—

Total	212,686	33,907	16,657	195,086	942	—

Off-Balance Sheet Arrangements

We have entered into several arrangements with financial institutions that provide funding directly to car buyers for financing transactions we facilitate. Under our arrangements with certain financial institutions, we are obligated to purchase the relevant financing receivables upon certain specified events of default by car buyers. As of March 31, 2018, risk assurance liabilities related to such arrangement were RMB155.4 million (US$24.8 million). As of March 31, 2018, the maximum potential undiscounted future payment we would be required to make was RMB10,051.7 million (US$1,602.5 million).

We provided guarantees as to Shanghai Autohome’s borrowings of RMB488.9 million, RMB420.0 million (US$67.0 million) and RMB547.0 million (US$87.2 million) as of December 31, 2016, 2017 and March 31, 2018, respectively.

Holding Company Structure

Cango Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, consolidated VIE and its subsidiaries in China. As a result, Cango Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our consolidated VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, December 2016 and September 2017 were increases of 1.6%, 1.9% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and Cango Group Limited is the U.S. dollar. The functional currency of our subsidiary in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we do not have a foreign exchange loss, net, in 2016 but have a foreign exchange loss, net, of RMB25.4 million (US$4.0 million) in 2017.

Historically we have used, and in the future we may use, certain derivative financial instruments to hedge our exposure to foreign exchange risk. Specifically, we have entered into various foreign currency forward contracts that allow us to sell U.S. dollars at a pre-determined exchange rate on the maturity date. The total notional amount of such foreign currency forward contracts outstanding was RMB248.0 million (US$39.5 million) as of March 31, 2018. We did not have any such foreign currency forward contracts outstanding as of December 31, 2017. During the three months ended March 31, 2018, the unrealized gains (losses) recognized in our comprehensive income related to such foreign currency forward contracts were not material. There were no unrealized gains (losses) recognized related to such contracts during the three months ended March 31, 2017. These foreign currency forward contracts may expose us to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. We mitigate this credit risk by transacting with major financial institutions with high credit ratings. As of March 31, 2018, we had pledged RMB7.9 million (US$1.3 million) as cash collateral in respect of our foreign currency forward contracts. For a more detailed discussion of the accounting of these contracts, please see Note 2 to our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2017 and 2018 included elsewhere in this prospectus.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$                 million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$                 per ADS, the mid-point of the estimated range of the initial public offering price. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB                 for US$1.00 as of                 , 2018 to a rate of RMB                 to US$1.00, will result in an increase of RMB                  million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB                 for US$1.00 as of                 , 2018 to a rate of RMB                 to US$1.00, will result in a decrease of RMB                 million in our net proceeds from this offering.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

After the completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

In accordance with ASC 605, Revenue recognition (“ASC 605”), we recognize revenue when the following four revenue recognition criteria are met:

(i)	persuasive evidence of an arrangement exists;

(ii)	services have been provided;

(iii)	the fee is fixed and determinable, and

(iv)	collectability is reasonably assured.

For each successful loan facilitation, we recognize a loan facilitation fee and a recurring service fee for post-origination administrative services, or PAS, throughout the term of the loan. PAS primarily consists of tracking automobiles through the installed telematics devices and sending short-message-service (“SMS”) payment reminders to borrowers throughout the term of each loan. Borrowers make repayments directly to the financial institutions, and the financial institutions will then remit the loan facilitation fee and PAS fee to us on a periodic basis. The two deliverables provided by us are loan facilitation and PAS. We consider the loan facilitation services and the PAS as a multiple element revenue arrangement, and the financial institutions as the sole customer in each arrangement.

In addition, we provide risk assurance obligation to certain financial institutions, such as financial institutions with which we cooperate under the co-partnership model, which requires us to make either installment repayments and/or purchase the loans upon certain specified events of default by car buyers on an individual loan basis. We first allocate the consideration to the risk assurance liability equaling to the fair value of the risk assurance liability. The remaining consideration is allocated to the loan facilitation services and PAS.

We do not have vendor specific objective evidence, or VSOE, of selling price for the loan facilitation services and PAS because we do not provide loan facilitation services or PAS on a standalone basis. There is also no third-party evidence of the prices charged by third-party service providers when such services are sold separately. As a result, we use our best estimate of selling prices of loan facilitation services and PAS as the basis of revenue allocation.

The amount allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the amount allocated to PAS is deferred and amortized over the period of the loan on a straight line method as the PAS services are performed. In instances where the fee is not collected entirely upfront but over time, the amount allocated to the delivered loan facilitation services is limited to the amount that is not contingent on the delivery of the undelivered PAS in accordance with ASC 605-25. As the remaining consideration from the revenue arrangement is contingent on the borrower’s timely installment repayments to the financial institutions, the remaining loan facilitation service income is recorded when the contingency is resolved.

The loan facilitation services and post-origination administrative services are recorded as revenue in the consolidated statements of comprehensive income. We also generate revenue from contingent fees, such as fees for car recovery and disposal services.

Risk Assurance Liabilities

We provide risk assurance to various financial institution customers. We are required to either make delinquent installment repayments or purchase the loans after a specified period on an individual loan basis. The risk assurance liabilities are exempted from being accounted for as derivatives in accordance with ASC 815-10-15-58.

The risk assurance liabilities consist of two components. Our obligation to stand ready to make delinquent payments or to purchase the loan over the term of the arrangement (the non-contingent aspect) is accounted for in accordance with ASC 460 Guarantees (“ASC 460”). The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450 Contingencies (“ASC 450”). At inception, we recognize the non-contingent aspect of the risk assurance liabilities at fair value, which considers the premium required by a third party market participant to issue the same risk assurance in a standalone transaction.

Subsequent to the initial recognition, the non-contingent aspect of the risk assurance liabilities are reduced over the term of the arrangement as we are released from our stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. We consider the underlying risk profile, including delinquency status, overdue period and historical loss experience when assessing the probability of contingent loss. Car buyers are grouped based on common risk characteristics, such as product type. We measure contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral.

Income Taxes

We account for income taxes using the liability approach and recognize deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred tax assets and liabilities are recognized on the basis of the temporary differences that exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements using enacted tax rates in effect for the year end period in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The components of the deferred tax assets and liabilities are classified as non-current.

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the year ended December 31, 2016 and 2017, respectively.

Share-Based Compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument. We recognize the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period for each separately vesting portion of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

We granted 4,000,000 fully vested equity interests of certain subsidiaries of Shanghai Cango for a nominal consideration to certain sales and marketing employees in recognition of their services in 2016. We determined the fair value of the equity interests based on the grant date fair value of the relevant subsidiaries. We estimated the fair value of the relevant subsidiaries using an income approach based on a discounted future cash flow model. We used certain assumptions, including the projected operating and financial performance of the subsidiaries, development stage of the subsidiaries, market performance of industry peers, and weighted average cost of capital in estimating the fair value of the equity interests.

In accordance with ASC Topic 718 Share based payments, we recorded share-based compensation expense on the grant date of the equity interests to the employees equal to the estimated fair value of such equity interests at the measurement date, which was determined to be RMB4,100,000 for the year ended December 31, 2016. The share-based compensation expense was recorded in sales and marketing expenses on the consolidated statements of comprehensive income.

The fair value of the relevant subsidiaries was estimated using an income approach based on discounted future cash flow of such subsidiaries. The assumptions included:

•	The operating and financial performance of the subsidiaries.

•	Current business conditions and projections.

•	Stage of development of the subsidiaries.

•	The market performance of industry peers.

•	Weighted average cost of capital (“WACC”):

WACCs were determined upon an overall consideration of risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors. WACCs of the subsidiaries ranged from 23% to 25% in 2016.

•	Discount for lack of marketability (“DLOM”):

DLOM was quantified by refer to the empirical statistical data ranged from 25% to 35%. With consideration that the size of the subsidiaries is relatively small due to the early development of stage, the DLOM of 35% was adopted for the valuation analysis.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2016 and 2017. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weakness subsequent to December 31, 2017, we have started adopting measures to improve our internal control over financial reporting, including, among others: (i) hiring additional financial professionals with U.S. GAAP reporting experience to provide the necessary level of leadership to our finance and accounting function and increasing the number of qualified financial reporting personnel, (ii) improving the capabilities of existing financial reporting personnel through training and education in the accounting and reporting requirements under U.S. GAAP, SEC rules and regulations and the Sarbanes-Oxley Act, and (iii) engaging an independent third-party consultant to assist in establishing processes and oversight measures to comply with the requirements under the Sarbanes-Oxley Act.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Risk Factors—Risks Relating to Our Industry and Business—If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.”

As a company with less than US$1,070,000,000 in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP.

The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, the FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for private companies annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. As an “emerging growth company,” or EGC, we have elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This updated guidance is effective for private companies for the annual period beginning after December 15, 2018, including interim periods within the year. As an EGC, we have elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards applicable to private companies. We are in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities, whilst, lessor accounting is largely unchanged. This ASU is effective for private companies for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As an EGC, we have elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-06, Derivatives and Hedging (Topic 815), which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this ASU is required to assess the embedded call (put) options solely in accordance with the four step decision sequence. For private entities, the amendments in this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. An entity should apply the amendments in this ASU on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. As an EGC, we have elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU makes targeted amendments to the accounting for employee share-based payments. This guidance is to be applied using various transition methods such as full retrospective, modified retrospective, and prospective based on the criteria for the specific amendments as outlined in the guidance. For private entities, the guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. As an EGC, we have elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of our portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For private entities, this ASU is effective for annual periods beginning after December 15, 2020, and interim reporting periods beginning within annual reporting periods beginning after December 15, 2021. As an EGC, we have elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of our portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU do not provide a definition of restricted cash or restricted cash equivalents. This ASU is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We have early adopted this standard.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business. This ASU clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. As an EGC, we have elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. We do not believe this standard will have a material impact on the consolidated statements of comprehensive income or balance sheets.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, as opposed to determining an implied fair value in step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. We do not believe this standard will have a material impact on the results of operations or financial condition.

In February 2017, the FASB issued ASU No. 2017-05, Other income—Gains and Losses from the Derecognition of Nonfinancial assets, which clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments in this update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. This update is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period. As an EGC, we have elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

INDUSTRY OVERVIEW

Background

China’s economy has entered into an era of “new norm” whereby the economy is reorienting itself towards consumer spending. According to the Oliver Wyman Report, the real consumption accounts for only 39% of China’s GDP in 2017, compared to over 54% in major developed countries, indicating considerable consumption growth potential. Growth in consumer spending has been uneven within the country, with rural areas growing at faster rates than urban areas. Disposable income per capita for China’s urban population has grown at a CAGR of 8% from 2012 to 2017, compared to a CAGR of 11% in rural areas, according to the Oliver Wyman Report. Tier-two cities and lower-tier cities are expected to experience a higher rate of consumption growth compared to tier-one cities. The chart below illustrates the fast pace at which tier-two cities and lower-tier cities are projected to catch up with tier-one cities in terms of disposal income per capita.

Disposable income per capita by tier of cities (in US$ thousands)

Source: The Oliver Wyman Report

Overview of China’s Automotive Market

The growth of China’s automotive market is mainly driven by the rising income level of Chinese residents. According to the Oliver Wyman Report, passenger car sales in China reached 37.1 million in 2017, 24.7 million, or 67%, of which were new passenger cars. The new passenger car market has been growing at a faster rate than the overall automotive market. While China’s automotive market has experienced a golden decade of expansion, China still lags in average passenger car per capita. By 2017, the average number of passenger car per capita of China was only 0.12, while the average number in major developed counties was over 0.4, according to the Oliver Wyman Report. Growth in new passenger car sales was also fueled by the sale of domestic brand cars, which increased from 29% for all new passenger car transactions in 2014 to 39% in 2017, according to the Oliver Wyman Report.

The new passenger car market is expected to grow at CAGR of 5.0% from 2017 to 2021 according to the Oliver Wyman Report, and the unlocked demand in lower-tier cities is the main driving force behind such growth. In terms of the number of cars sold, the new car market in lower-tier cities is expected to grow at a CAGR of 7.0% from 2017 to 2021, compared to -2.6% in tier-one cities and 3.5% in tier-two cities, according to the Oliver Wyman Report. The contraction of the new passenger car market in tier-one cities is primarily due to market saturation and/or restrictions on license plate registration imposed by local governments.

As a result, the lower-tier cities are expected to account for an increasing share in the number of new passenger cars sold. In addition, the used passenger car market in China is expected to experience faster growth compared to the new passenger car market. The number of used passenger car sales was 12.4 million in 2017 and is projected to reach about 27.5 million in 2022 at a CAGR of 17.3% according to the Oliver Wyman Report.

The chart below illustrates the historical and expected growth in new passenger car transactions and used passenger car transactions for the years presented.

Number of transaction for passenger car per year

Source: The Oliver Wyman Report

In terms of the entire automotive value chain, vehicle parts, vehicle manufacture, new car sales, used car sales, after-market services and automotive finance are the major components. For each component of the automotive chain, the size for passenger cars related market in 2016 or 2017 is shown in the chart below.

Current passenger car market revenue by value chain component

1. Total revenue of passenger car manufacturing, which does not exclude cost for raw material/vehicle parts

2. Total revenue of auto finance refers to interest and fee income and does not exclude funding cost

Source: The Oliver Wyman Report

Automotive transaction service platform is defined as platform that connects OEMs, dealers, automotive finance providers and after-market participants. Its services can be classified into three main categories: automotive financing facilitation, automotive transaction facilitation and after-market services facilitation.

Customers Served by Automotive Transaction Service Platforms

Customers served by automotive transaction service platforms may include OEMs, dealers, automotive finance providers and after-market services participants.

OEMs

The domestic passenger car market has been growing rapidly and outpaced the overall market growth in the past years, with the total number of new passenger car transactions growing at a CAGR of 19% from 2014 to 2017 and exceeding 9 million in 2017. In line with the market expansion, domestic OEMs have grown significantly, and they are looking to expand their distribution networks throughout China. Despite the rapid growth that domestic OEMs experienced in the past few years, there are several pain points, which have hindered their expansion to some extent, such as insufficient dealer network to cover the broad market and lack of automotive finance capabilities. A significant portion of domestic passenger cars are sold in lower-tier cities. However, it is very difficult for the domestic OEMs to cover these cities with their own limited dealer network. Furthermore, only a few domestic OEMs have established their automotive finance companies. As many domestic OEMs lack the required financing capabilities, such as risk management and access to funding, they are not yet able to fully capture the automotive finance opportunities and thus need collaboration from third parties.

Dealers

Dealers play an important role in the automotive transaction process given their reach to car buyers as well as their ability to source cars from OEMs and distributors. According to the Oliver Wyman report, there are around 114,000 dealers in China, including 4S dealers and non-4S dealers, as of December 31, 2017.

4S dealers. 4S dealers are the most common service terminals of automotive distribution, including vehicle sales (sale), spare parts (spare part), after-sales service (service) and information feedback (survey). Tier-one and tier-two cities have a higher density of 4S dealers compared to lower-tier cities. Nonetheless, the 4S model has begun to penetrate the lower-tier cities. Lower-tier cities far exceed tier-one and tier-two cities in terms of the absolute number of 4S dealers and account for more than 80% of the total number of 4S dealers.

Non-4S dealers: Non-4S dealers are secondary dealers, such as 2S dealers, who provide only “sale” and “service”, but not functions such as “spare part” or “survey.” While services provided by 2S dealers are limited in scope, such dealer can be established without requiring a large floor space. As a result, the 2S model tends to be popular among dealers in the lower-tier cities. 2S dealers can also sell multiple brands (including new car and used car) and enjoy a significant level of flexibility.

The below table sets forth the breakdown of the approximate number of 4S and non-4S dealers in tier-one and tier-two cities and lower-tier cities as of December 31, 2017.

Type of Dealers	Tier-one and Tier-two Cities	Lower-tier Cities	Total
4S Dealers	6,000	23,000	29,000
	5%	20%	25%
Non-4S Dealers	16,000	69,000	85,000
	14%	61%	75%
Total	22,000	92,000	114,000
	19%	81%	100%

Source: The Oliver Wyman Report

Automotive Finance Providers

Major players in the retail automotive finance market include banks, automotive finance companies and leasing companies. Banks provide automotive loans or enable car buyers to purchase cars with their credit cards. Banks generally access car buyers through their branch networks and operate with low cost of capital, but they typically implement rigid standards and onerous procedures for credit assessment. Most of the automotive finance companies are affiliated with OEMs to provide automotive loans, and each of them typically finances only a limited number of car models. Financing lease companies offer car buyers financing leases, usually with a high degree of flexibility in terms of sizes of down payment and other financing terms.

After-market Services Participants

Various players participate in the automotive after-market services market, and such players are comprised of service providers for car maintenance and repair, car decoration and accessories, automotive insurance, car rental and other automotive services.

Services Provided by Automotive Transaction Service Platforms

Services provided by automotive transaction service platforms include automotive financing facilitation, automotive transaction facilitation and after-market services facilitation.

Automotive Financing Facilitation

Automotive financing facilitation is one of the main products provided by automotive transaction service platform. The retail automotive finance market reached RMB1.1 trillion in outstanding loan balances at the end of 2016, which is expected to increase to RMB2.2 trillion by the end of 2021 at a CAGR of 15.7%, according to the Oliver Wyman Report.

Automotive financing solutions not only make car purchases more accessible to prospective car buyers but also help dealers increase their sales. According to a recent survey conducted by Oliver Wyman, more than 97% of dealers indicated that they had significantly improved business performance by partnering with other platforms to provide automotive financing solutions. In particular, 63% of dealers surveyed believe that they had achieved more than 30% increase in automotive sales, as measured by the number of cars sold, by cooperating with Cango Inc.’s automotive finance platform. In addition, 58% of dealers surveyed believe that they had achieved more than 30% increase in automotive sales, as measured by revenue.

Effectiveness of auto finance in improving non-4S store performance

Source: 2017 Cango selected dealers survey, covering 104 core dealers in 18 provinces, the Oliver Wyman Report

Key Characteristics

(1)	Increasing Acceptance of Automotive Finance Services Driven by Young Consumers

Measured by outstanding balance, China’s retail automotive finance market reached RMB1.1 trillion in 2016 and is forecasted to reach RMB2.2 trillion in 2021, growing at a CAGR of 15.7%. Acceptance of automotive finance services is improving primarily due to a younger generation of consumers who are more open to credit financing. Rising education level and financial literacy among these consumers contribute to this change in attitude.

(2)	Increasing but Still Low Automotive Finance Penetration in New and Used Car Transactions

Automotive finance penetration rate, measured by the number of cars sold involving financing services in a period divided by the total number of cars sold in such period, is increasing in line with the expansion of the overall automotive market in China. Nonetheless, the market is significantly underpenetrated. According to the Oliver Wyman Report and as illustrated in the chart below on the right, the automotive finance penetration of new and used car in China was 43% and 19%, respectively, in 2017, compared to penetration rates of over 60% and 35% respectively, in major developed markets, which indicate significant growth potential. According to the Oliver Wyman Report and as illustrated in the chart below on the left, the automotive finance penetration rate of new passenger cars has climbed from 26% in 2013 to 43% in 2017. According to the Oliver Wyman Report, such automotive finance penetration rate in China is expected to continue to climb to reach about 52% in 2020.

Forecasted growth of China’s auto finance penetration for new passenger cars	Auto finance penetration, China vs. developed countries

Source: The Oliver Wyman Report	1. Data of 2015 2. Data of 2014 Source: The Oliver Wyman Report

(3)	Imbalanced Supply of Financing Sources

In the vast majority of lower-tier cities, although the demand for cars remains strong and the demand for automotive finance services is also increasing, the availability of automotive financing solutions is significantly limited, as these markets are underserved by automotive finance providers such as banks and automotive finance companies.

(4)	Relatively High Asset Quality

For financial institutions, the quality of automotive loans in general represents attractive assets offering favorable risk adjusted returns with historically better non-performing loan ratio as compared to other type of loans. The creation of regulatory framework as to automotive loans also aided in its desirability.

Automotive Transaction Facilitation

Automotive transaction facilitation services are primarily comprised of (i) automotive transactions between businesses, or B2B transactions, and/or (ii) automotive transactions between businesses and car buyers, or B2C transactions. In B2B transactions, cars may be sold by OEMs, automotive wholesalers or dealers, and such cars may be purchased by automotive wholesalers or dealers. An automotive transaction service platform may also purchase cars itself and sell them to platform participants. Besides automotive sourcing, automotive transaction service platforms may provide other services to dealers, such as supply chain management, customer relationship management, inventory management based on SaaS technology and digital or mobile automobile trading.

In B2C transactions, an automotive transaction service platform may engage prospective car buyers online and connect them with dealers on its platform. With the rapid development of e-commerce in China, concepts of automotive e-commerce and online-to-offline transactions have become more prevalent in car sales and services. OEMs and dealers are increasingly cooperating with online e-commerce platforms to expand car sales channels. Such platforms link OEMs, dealers and car buyers and deliver convenient user experience.

After-market Services Facilitation

Automotive after-market services are generally comprised of all services that are required after a new car is sold, including car maintenance and repair, car decoration and accessories, automotive insurance, car rental and other automotive services. China’s automotive after-market is forecasted to reach RMB1.1 trillion in 2017, 13.4% higher than 2016. By 2021, the market is projected to exceed RMB1.5 trillion. The key drivers are favorable polices and regulations, increasing number of car sales and the aging of cars purchased and increasing openness to and growth of online automotive after-market services.

Measured by the total amount of premium, China’s automotive insurance market is expected to grow steadily at a CAGR of 11.2% from RMB766 billion in 2017 to RMB1,171 billion in 2021. All cars in China are required by relevant regulations to be covered under compulsory traffic accident insurance, making it the only automotive insurance product with 100% market penetration. Other insurance policies provide coverage for third-party damages caused by traffic accidents. Among the non-compulsory insurance policies, car owners often purchase commercial third-party liability insurance as a complement to the limited coverage of compulsory traffic accident insurance. Vehicle loss insurance and vehicle personnel insurance are two major insurances that insure against property and personnel risks. Specific insurance targeting windshield protection, spontaneous combustion and body scratches are also available in the market.

Technology-Enabled Automotive Transaction Service Platform

A technology-enabled automotive transaction service platform connects dealers, financial institutions, dealers, car buyers, OEMs and other market participants and utilizes advanced technologies throughout the transaction and service process. Such platforms are emerging as a new force to address a series of pain points throughout the automotive finance value chain by leveraging a variety of new technologies, such as mobile internet, artificial intelligence / machine learning, innovative GPS / sensor and internet of things. For example, traditional automotive transaction service platforms typically lack the necessary industry expertise, technology, human resources and/or geographic reach for conducting business on a nationwide scale, especially when it comes to lower-tier cities. Technology-enabled automotive transaction service platforms are able to deliver comprehensive service to lower-tier cities, which have been underserved by traditional market participants.

Automotive finance is a key element of automotive transaction service platform. While offering automotive financing solutions to car buyers, technology-enabled automotive transaction service platforms also provide loan facilitation and post-loan services to financial institutions that fund the automotive financing solutions. Technologies enable such platforms to improve their existing service offerings. For example, by leveraging machine learning algorithms, these platforms are able to draw insights from multi-dimensional information and assess credit risks more accurately. In addition, the use of telematics devices significantly enhances the effectiveness of repossession efforts, as cars can be located more easily. Technologies also enable such platforms to identify new business opportunities. By collaborating with online automotive advertising platforms, some technology-enabled automotive transaction service platforms are able to engage prospective car buyers online and refer these prospective car buyers to offline dealers, thereby acquiring additional customers for themselves as well as participants on their platforms.

Competitive Landscape

The tables below set forth (i) the three largest technology-enabled automotive transaction service platforms in China as measured by the outstanding balance of financing transactions facilitated as of December 31, 2017 and (ii) the three largest technology-enabled automotive transaction service platforms in China as measured by the number of new car dealers covered as of December 31, 2017. We are the largest player in each category according to the Oliver Wyman Report.

Ranking	Company	Outstanding balance of financing transactions facilitated	Ranking	Company	Number of new car dealers covered(1)
1	Cango	approximately RMB29 billions	1	Cango	approximately 26,000
2	Company A	RMB20 to 25 billions	2	Company A	approximately 17,000
3	Company B	approximately RMB18 billions	3	Company B	approximately 9,000

Source: The Oliver Wyman Report

(1)    Number of dealers includes both 4S dealers and non-4S dealers, but excludes used car only dealers.

Key Success Factors of Automotive Transaction Service Platforms

Industry know-how: With extensive industry knowledge and experience, particularly thorough understanding of customer needs and business environment, experienced management and skilled staff enable automotive transaction service platforms to make more effective decisions, deliver more value-added services and further solidify business relationships and partnerships.

Deep involvement in automotive transaction value chain: automotive transaction service platforms seek to cover the entire automotive transaction value chain and offer a full suite of services to industry participants. Access to funding and risk management capabilities are two important aspects of automotive finance business. Platforms need to ensure that they secure stable and low-cost funding from funding partners to support financing transactions on their platforms and leverage technological innovation to improve the risk management process, such as by utilizing GPS systems.

Data and technology-enabled operation: strong technology capabilities are essential to automotive transaction service platform. The progress of data and technology is mainly embedded in mobile-based process, big data adoption and IT system integration. Three main benefits of technology are (i) increased operational efficiency, (ii) ability to track credit status and car location on a real time basis and (ii) accumulation of behavior and risk data along the entire transaction process. Leveraging their market understanding and advanced technology, automotive transaction service platform offer automotive transaction facilitation to help OEMs and dealers improve operation and deal-matching efficiency.

Combination of offline and online capabilities: automotive transaction service platforms have started to adopt a combination of online and offline approaches. Online initiatives include online marketing and leads generation, online transaction and online automotive finance facilitation. Offline capabilities include dealer network and offline sales and service team. By leveraging online initiatives and offline capabilities, automotive transaction service platforms are able to offer a smooth and convenient transaction process.

Extensive dealership network: as dealers are the most common channels for automotive transaction service platforms to engage car buyers and gather automotive transaction data, it is essential for automotive transaction service platforms to partner with a large number of quality dealers.

BUSINESS

Our Mission

Transform automotive and mobility markets with data and technology.

Overview

We are a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers and other industry participants. According to the Oliver Wyman Report, we cover the largest number of new car dealers in China, and the outstanding balance of financing transactions we facilitated was the largest among automotive transaction service platforms in China as of December 31, 2017. As of March 31, 2018, our platform connected 37,667 registered dealers, 11 third-party financial institutions and 29 other industry participants, including OEMs, online advertising platforms and insurance brokers and companies, and had served 734,336 car buyers cumulatively since inception. Our platform model puts us in a unique position to add value for our platform participants and business partners as the mobility market in China continues to grow and evolve.

We have extensive, technology-enabled service offerings along the automotive value chain, which enable us to attract more participants to our platform and enhance engagement of existing participants. Our services primarily consist of: (1) automotive financing facilitation, (2) automotive transaction facilitation and (3) after-market services facilitation. We generate substantially all of our revenue from service fees for providing automotive financing facilitation, and to a lesser degree from service fees and other income from providing automotive transaction facilitation and after-market services facilitation. The diagram below illustrates the various kinds of services that our platform provides to the platform participants.

We provide automotive financing facilitation services primarily by connecting financial institutions and car buyers, leveraging our vast dealer network. For financial institutions, we offer integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. We have established in-depth collaboration with a number of third-party financial institutions, and we do not bear credit risk under our arrangement with two of such financial institutions, Jincheng Bank, which was our related party until September 2017, and Jiangnan Rural Commercial Bank. For car buyers, we offer automotive financing solutions and make car buyers’ purchases more affordable and accessible. Funding for such financing solutions is provided by either third-party financial institutions or Shanghai Autohome, a provider of financing leases which will become our wholly-owned consolidated subsidiary upon the completion of the Acquisition. We also provide car buyers with value-added services, such as assistance with administrative procedures associated with car purchasing and financing. We facilitated the financing of 97,219 new and used car purchases with a total amount of financing transactions of RMB5.8 billion (US$0.9 billion) in the three months ended March 31, 2018, representing a year-on-year growth of 7.2% from RMB5.4 billion in the same period in 2017. In the three months ended March 31, 2017 and 2018, the amount of financing transactions funded by Jincheng Bank was RMB5.1 billion and RMB1.9 billion (US$0.3 billion), representing 95.6% and 32.9% of the total amount of financing transactions we facilitated, respectively. In the three months ended March 31, 2017 and 2018, revenues attributable to our collaboration with Jincheng Bank, including fees received from car buyers in the relevant transactions, was RMB185.9 million and RMB96.0 million (US$15.3 million), which represented 95.3% and 38.6% of our total revenues, respectively.

We provide automotive transaction facilitation services primarily to dealers and car buyers. We operate a digital automobile trading platform, which enables our registered dealers to access additional car sourcing channels while enjoying our value-added services including logistics and warehousing support, and we collaborate with online automotive advertising platforms to help prospective car buyers find suitable cars in our dealer network while providing them with our financing solutions.

We also provide after-market services facilitation services to car buyers, which currently mainly involve facilitating the sale of insurance policies. We continue to explore opportunities to facilitate other after-market services on our platform, including additional types of insurance, extended warranties, car customization, maintenance and repair, and personal wealth management products.

Our strong dealership network is a critical component of our service platform. This network places us at the center of automotive transaction value chain and enables us to closely connect with car buyers and financial institutions. Through the dealer network, we offer automotive financing facilitation services to car buyers across China, and we have built a sizeable and diversified portfolio of automotive financing transactions for financial institutions. As of March 31, 2018, we worked closely with 37,667 registered dealers on our platform, covering 353 cities and all province-level administrative regions in the PRC except for Tibet. In every quarter from the beginning of 2016 to the three months ended March 31, 2018, over 40% of our registered dealers were active, in that each sold at least one car funded by a financing transaction we facilitated. We enhance our registered dealers’ competitiveness by improving prospective car buyer conversion, increasing sales volume and attracting even more car buyers. In turn, we connect with and serve more participants on our platform because of the network effect.

We use technology to connect our platform participants, bring them a premium user experience, and improve our own operation efficiency. For example, we integrate our operating systems with those of our platform participants, such as dealers and financial institutions, to ensure smooth and real time data exchange. Our digitalized credit application process, embedded with advanced credit assessment technology, allows us to help financial institutions achieve an average credit approval time of less than two hours, improving the experience of car buyers in these transactions. Benefiting from our technology-driven sales management system, we have achieved high operational efficiency.

We have accumulated or accessed a massive amount of car buyer data through various sources including the car buyers themselves, third parties with car buyers’ consent, as well as telematics devices during the credit servicing period with car buyers’ consent. Our customized cloud-based infrastructure allows us to scale up data processing and storage capacity to meet significant growth. We have developed comprehensive insight and knowledge of our car buyers through data analytics, which will allow us to design and provide other forms of credit solutions and tailor-made financial products to fulfill their evolving demand for financial services in the future. The comprehensive data insight built upon our leading technology provides a competitive edge in potential value-added service offerings such as precision marketing, inventory management, client relationship management and credit portfolio management.

As we continue to grow our platform, broaden service spectrum and accumulate data insights, we are exploring opportunities to cooperate with our strategic investors, such as Tencent, Taikang Life Insurance and Didi Chuxing, to enhance our full-process technology-driven automotive transaction services. For example, we plan to form a comprehensive partnership with Didi Chuxing and provide a variety of solutions to its large and rapidly expanding fleet, such as automotive financing, vehicle sourcing and insurance facilitation.

We have experienced strong growth in our results of operations. Our revenues increased by 142.3% from RMB434.3 million in 2016 to RMB1,052.2 million (US$167.7 million) in Our revenues increased by 27.5% from RMB195.1 million in the three months ended March 31, 2017 to RMB248.8 million (US$39.7 million) in the same period in 2018. Our net income increased by 161.5% from RMB133.5 million in 2016 to RMB349.1 million (US$55.7 million) in Our net income increased by 13.1% from RMB74.3 million in the three months ended March 31, 2017 to RMB84.0 million (US$13.4 million) in the same period in 2018.

Our Value Propositions

We believe we bring unique value to our platform participants. Our value propositions solidify the importance of our platform to the automotive transaction value chain.

•	Financial institutions. We offer financial institutions access to potential car buyers and car dealers across China, powerful risk management tools to assess car buyers and dealers’ credit profiles, and an efficient way to build up and operate a sizeable and quality automotive financing business with limited upfront investment.

•	Car buyers. We provide car buyers automotive financing solutions with more attractive terms, a faster application process and better user experience, making purchasing cars easier and much more accessible for a larger population.

•	Dealers. We help dealers improve their business performance by facilitating car purchases from automotive wholesalers and other dealers, attracting more car buyers both offline and online and facilitating automotive financing to increase sales volume. In addition, we have started to provide dealer SaaS management system and facilitate supply chain financing to create even more value for dealers.

•	Other Platform Participants. We attract a wide variety of participants such as OEMs to our platform. We plan to help expand their access to the other parties on the industry value chain and collaborate with them to develop more value-added services.

Our Strengths

We believe the following strengths contribute to our success and reinforce our market-leading position.

Leadership in a Fast-growing Underserved Market

As a leading automotive transaction facilitation platform, we cover the largest number of new car dealers in China, according to the Oliver Wyman Report. As of March 31, 2018, 27,054 of our dealers were new car dealers. The outstanding balance of financing transactions we facilitated was the largest among automotive transaction service platforms in China as of December 31, 2017, according to the Oliver Wyman Report. We facilitated the financing of 97,219 new and used car purchases with a total amount of financing transactions of RMB5.8 billion (US$0.9 billion) in the three months ended March 31, 2018.

We operate in a fast growing yet underserved market. China’s automotive finance market grew at a CAGR of 32% in terms of outstanding balance from 2013 to 2016 according to the Oliver Wyman Report. However, the penetration rate of automotive finance in China was as low as 43% and 19% in 2017 for new and used cars, respectively, significantly lower than more developed markets. According to the Oliver Wyman Report, the number of transactions for new cars is projected to grow at a CAGR of -3%, 2.5% and 8.9% in tier-one cities, tier-two cities and lower-tier cities from 2017 to 2021, respectively, indicating the significant growth potential in lower-tier cities. However, such cities are severely underserved due to lack of credit infrastructure and insufficient network coverage. We therefore strategically focus on lower-tier cities. As we have capitalized on these market opportunities, the quarterly amount of financing transactions facilitated increased over ninefold from RMB612.8 million in the three months ended March 31, 2016 to RMB5.8 billion in the three months ended March 31, 2018.

We believe our market leadership and scale enable us to provide diversified products and services to platform participants with more attractive terms, which in turn improves our operational efficiency through economies of scale. We believe these competitive advantages strengthen our leadership position and help us adapt to developments in the fast evolving automotive and mobility markets.

Self-reinforcing Platform Empowered by Technology and Data

Our platform connects dealers, financial institutions, car buyers and other industry participants throughout the entire automotive transaction value chain. We use technologies to improve overall transaction efficiency and unlock value for platform participants. As we engage more industry participants through our platform, we are able to facilitate more transactions among them, collect more data, offer more products and services and create more value for them, creating a self-reinforcing virtuous cycle. The number of registered dealers on our platform and cumulative car buyers that we had served since inception of our platform increased by 134.9% and 263.1% from December 31, 2016 to March 31, 2018. The number of financing transactions we facilitated to car buyers increased by 7.1% from the three months ended March 31, 2017 to the three months ended March 31, 2018. Business cooperation with leaders in other industries including Tencent, Taikang Life Insurance and Didi Chuxing, which have become our strategic investors, will allow us to not only extend the spectrum of our services but also further monetize the scale and data insights of our platform.

We apply technology to serve our platform participants more efficiently and bring them better user experience. For financial institutions, we built customized application programming interfaces to ensure smooth and real time data exchange, assist credit approval with an assessment model based on deep learning algorithms, extensive industry experience and data accumulated over time, and enhance post-loan management via telematics tracking and car buyers behavior analysis. For dealers, we operate an internal sales management system that allows us to generate marketing leads and monitor their performance and service process in real times. We also operate a digital trading platform where dealers can source cars from our large vehicle database. Both systems allow us to proactively engage with our registered dealers and increase their productivity. For car buyers, our mobile-enabled process, including identity verification with facial recognition technology, has made credit applications more accessible and convenient. Car buyers can receive approval of credit applications from financial institutions that we cooperate with in less than two hours from the time of submission of application on average, and we can fund car purchases within half a day, 7 days a week.

We actively collect data from platform participants to develop insights and enhance our products and services. As of March 31, 2018, we had a database with over 13 terabytes of automotive financing application data covering 1,070,154 applicants with at least 200 variables for each of them and 29 terabytes of telematics data. Our system is supported by advanced technologies in cloud computing, distributed architecture and big data analytics. Our capability to accumulate, store and process a massive amount of data along the automotive transaction value chain not only allows us to operate our existing business efficiently and effectively, but also provides us additional cross-selling opportunities as we gain more insights into each participant on our platform. For example, we can offer car buyers other lifestyle scenario based credit solutions, as well as other tailor-made financial products ranging from insurance to wealth management products. We can also provide more value-added services to dealers including precision marketing, inventory management, client relationship management and credit portfolio management.

End-to-end Service Model with Financial Institutions

Combining the data and technology driven risk management with our extensive and powerful dealer network, we provide end-to-end technology-enabled services to financial institutions including credit origination, credit assessment, credit servicing and delinquent asset management. We enable financial institutions to participate in the automotive finance market, particularly in the lower-tier cities where they lack the network to address market demand. We believe we serve a large portion of the automotive financing portfolios of our major financial institution customers, making our relationship with them highly sticky.

We have a fully integrated system linking us and the financial institutions we cooperate with. We serve a number of commercial banks with high internal control requirements, which we take into account when building our system. We integrate our system with certain financial institutions’ core systems, which enables us to transmit applicant data and our credit analysis to financial institutions, as well as for financial institutions to transmit credit decisions and monthly repayment data to us, in each case on a real time basis, which demonstrates the high level of trust and recognition of our platform on the part of financial institutions as well as the strength of our relationships.

We are not obligated to bear credit risk for financing transactions funded by Jincheng Bank or Jiangnan Rural Commercial Bank under the direct partnership model. As of March 31, 2018, the total outstanding balance of financing transactions facilitated by Jincheng Bank and Jiangnan Rural Commercial Bank under this agreement was 97.3% of the total outstanding balance of financing transactions facilitated under the direct partnership model. Effective management of credit performance of the financing transactions facilitated through our platform is a central focus of our operation. M3+ overdue ratio for all financing transactions which we facilitated and remained outstanding was 0.28% and 0.46% as of March 31, 2017 and 2018, respectively.

Largest and Powerful Dealer Network

We believe an established dealer network is a critical gateway of the automotive transaction value chain where industry participants meet and transactions take place. We have established the largest dealer network across China with 37,667 registered dealers as of March 31, 2018. As of March 31, 2018, 27,054 of our dealers were new car dealers. Our extensive dealer network covered 353 cities and all province-level administrative regions except for Tibet. Our dealer network has been growing rapidly with an average of 1,922 new dealers registered per month in the past 12 months. We have an effective system to manage our vast dealership network, including a strong in-house sales team with 24 regional sales managers and 2,100 sales representatives nationwide as of March 31, 2018. Our in-house sales team is responsible for expanding our dealer network by following a rigorous screening process, and it proactively manages our registered dealers by making frequent onsite visits, providing constant live support and exploring new business opportunities.

As a majority of the dealers in our network are small scale non-4S dealers with limited resources and economies of scale, we have more opportunities to provide them additional technology-enabled services including car sourcing management, inventory management, customer relationship management and supply chain financing facilitation to address their pain points and create value for such car dealers.

Visionary and Experienced Management Team

Our company is led by an experienced and visionary management team who founded the first automotive finance company in China, SAIC-GMAC Automotive Finance. Having discovered a vast market that is underserved and inefficient, our management team established a transformative platform business model, leveraging their industry expertise and innovative application of technology.

Our Chairman, Mr. Xiaojun Zhang, is a pioneer in China automotive finance sector. He was the founder and chief executive officer of SAIC-GMAC Automotive Finance, with seven years of experience working for The People’s Bank of China as financial supervisor. Our chief executive officer, Mr. Jiayuan Lin, was the founder of the automotive finance business segment of SAIC Finance, served as the sales general manager of SAIC-GMAC Automotive Finance, and was also the founder of SAIC AVIS automotive leasing company. Their unique experience and background have imbued them with a profound understanding of China’s automobile industry and regulatory environment, which will continue to allow us to stay at the frontier of the industry through constant innovation.

Our Strategies

We seek to continue to transform automotive and mobility markets with data and technology. We plan to pursue the following strategies to achieve our goal:

Engage More Platform Participants

We seek to diversify the financial institutions we cooperate with, including both national banks and regional banks. We also aim to increase the other participants of our platform, such as dealers in tier-one and tier-two cities as well as lower-tier cities, OEMs, including foreign brands, sino-foreign joint venture brands, domestic brands and electric vehicle OEMs, insurance companies as well as individual and enterprise car buyers across China. We will continue to focus on our enabler role under the platform model, with a goal to ultimately reduce credit risk exposure with respect to financing transactions we facilitate for third-party financial institutions as we demonstrate a longer track record.

Roll out More Services along the Automotive Transaction Value Chain

As we have more participants and more automotive transactions facilitated on our platform and develop more insights as to the automotive transaction value chain, we will continue to roll out more technology-enabled services. We plan to further enhance our SaaS solutions to better address dealer pain points including car sourcing management, inventory management and customer relationship management. In May 2018, we started to connect dealers with financial institutions for inventory and supply chain financing to promote the stickiness of our platform. We also intend to connect certain OEMs, for example electric vehicle OEMs, with car buyers directly, supported by dealers in place for car delivery and after-market services.

Provide Consumers with More Products throughout Their Lifetime

We plan to collaborate with additional online channels to embrace evolving consumer behavior. We intend to discern opportunities to tap into more consumption scenarios arising from automotive and mobility markets based on our insights into consumers’ purchasing, financing and usage information. Such opportunities may include but are not limited to consumer-oriented car trading marketplace, car customization and related financing, automotive insurance, non-automotive insurance and personal wealth management products.

Continue Investment in Data and Technology

We will continue to invest in technologies in areas such as user interface, mobile communication, telematics analytics and IT infrastructure to improve overall operational efficiency and experience for our platform participants. We will also focus on big data technologies to analyze additional data sources, refine our current credit assessment model and improve the level of automation in credit assessment. We intend to deepen our data insights on car buyers, dealers and other industry participants and translate them into new products and business opportunities.

Deepen Partnerships with Our Strategic Shareholders

We believe our strategic shareholders each bring unique and complementary value to our platform. We are implementing cooperation with each of our strategic shareholders, and will continue to deepen such partnerships as the automotive and mobility markets continuously evolve. We plan to partner with Taikang Life Insurance, a leading insurance company in China, to provide customized insurance products to car buyers on our platform, leveraging our data analytical capabilities and large dealer network. We will also closely work with Tencent, a leading Internet technology service provider, to further develop technology-enabled services for our platform participants and improve our operational efficiency.

We have launched a pilot program in a city in China with Didi Chuxing, a leading ride-sharing technology company, to provide a variety of solutions to its fleet, such as automotive financing, vehicle sourcing and insurance facilitation. We plan to form a comprehensive partnership with Didi Chuxing and provide our solutions in additional cities to capitalize on Didi Chuxing’s large and rapidly expanding fleet.

Our Solutions and Services

We provide integrated solutions and services through our technology-enabled platform along the entire automotive transaction value chain, from wholesale transaction of cars, to purchase of cars by individuals and to after-market services. We primarily act as a facilitator in each of these processes, enabling other platform participants to optimize their operations or secure better terms in transactions. The unique value proposition we bring to platform participants allows us to both solidify existing relationships and attract new participants to our platform. As we serve and interact with different types of platform participants, we gain further insights into them and capture new business opportunities. The illustration below sets forth the solutions and services we provide.

Automotive Financing Facilitation	Automotive Transaction Facilitation	After-market Services Facilitation

Automotive Financing Facilitation

Automotive financing facilitation services primarily involve facilitating financing transactions from financial institutions to car buyers. For financial institutions, we offer integrated solutions that support the full life cycle of automotive financing transactions, including credit origination, credit assessment, credit servicing and delinquent asset management services. For car buyers, we facilitate financing transactions that make their car purchases more affordable, and we also assist them in handling administrative procedures in relation to car purchasing and financing. We leverage our large nationwide dealer network in providing the services to financial institutions and car buyers. In addition, our focus on technology-driven process also allows us to serve our customers in a highly efficient manner, achieving average credit decision time of less than two hours for financing transactions we facilitated in the three months ended March 31, 2018.

Services Provided to Financial Institutions

•	Credit origination: We arrange marketing campaigns of financial institutions’ automotive financing solutions at the sites of our registered dealers. We utilize our sales team, dealer financial managers and sales agents to promote automotive financing solutions and explain the key terms to prospective car buyers. We provide credit application forms to, and collect completed applications from, prospective car buyers. Our technology enables electronic submission of 100% of these credit applications through either mobile applications or webpages by our sales team, dealer financial managers or sales agents. By integrating our IT system with those of financial institutions, we are able to provide them updates as to the number and the amount of financing transactions that we help them underwrite on a real time basis.

•	Credit assessment: We conduct a thorough credit assessment of each applicant using our credit assessment model and have our credit assessment team conduct a manual evaluation when necessary. To assist financial institutions in making ultimate credit decisions, we refer qualified credit applications to such financial institutions, which perform independent credit assessment. We have in-depth collaboration with financial institutions and incorporate the credit policies and standards of these financial institutions into our credit assessment system. Our IT system is also highly integrated with financial institutions with which we directly collaborate. As such, we provide significant value to facilitate the ultimate credit decision making process of financial institutions by enhancing its efficiency. For example, it only took less than two hours on average from submission of credit application to provision of credit decision in the three months ended March 31, 2018. In some instances, credit decisions were provided in less than half an hour.

•	Credit servicing: Once the credit application is approved, we coordinate with the car buyer and the financial institution to execute the necessary financing documents, in most cases electronically. Upon execution of the financing documents, the financial institution will remit the funds to the relevant dealer to close the transaction. Car buyers are required to designate specific bank accounts to make repayments. We also assist financial institutions in setting up electronic repayment instructions for car buyers to wire the repayments to financial institutions periodically as well as sending periodical reminders to car buyers ahead of each repayment due date. By integrating our IT system with those of financial institutions, we are also able to monitor repayments continuously and share with financial institutions information as to car buyer delinquencies and vehicle locations on a real time basis.

•	Delinquent asset management: We help financial institutions collect repayments and repossess collaterals for financing transactions that have become delinquent, with the aim to cost-effectively recover value. Our delinquent asset management process consists of six distinct stages, namely automated reminders, live phone calls, in-person visits, repossession, disposal and legal actions. We initiate the process as soon as delinquency starts, but we obtain the relevant financial institution’s consent before we repossess a car. Every car purchased through our platform comes with a telematics device, which helps us locate the collateral. We have established a nationwide network of third-party repossession agents and external counsel to supplement our own resources. Our in-house team is also closely involved in each stage of the delinquent asset management process to ensure compliance with the relevant laws and regulations.

We charge financial institutions service fees for credit origination, credit assessment and credit servicing. These service fees are typically based on a percentage of the principal amount of the relevant financing transaction. We charge financial institutions additional fees for our delinquent asset management services.

Services Provided to Car Buyers

•

Automotive Financing Solutions: We assist car buyers in obtaining the appropriate financing package for purchasing a car, including introduction of automotive financing solutions of third-party financial institutions that we partner with. These automotive financing solutions are structured as either loans or financing leases. We also facilitate financing leases to car buyers through Shanghai Autohome, an entity in which we currently own 50% equity interest. We receive service fees from Shanghai Autohome for facilitating such transactions. For more information, see “Related Party Transactions.” Upon the completion of the Acquisition, Shanghai Autohome will become our wholly-owned consolidated subsidiary. In the three months ended March 31, 2018, 84.6% of the amount of financing transactions we facilitated were used for purchasing of new cars, while the rest were used for used car purchases. The table below sets forth a breakdown of the total amount of financing transactions facilitated by funding sources, both in absolute amount and as a percentage of the total amount facilitated, in the periods presented:

	Year Ended December 31,					Three Months Ended March 31,
	2016		2017			2017		2018
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Financing transactions funded by third-party financial institutions	9,146,574	88.5	26,332,458	4,198,013	99.1	5,237,511	97.5	5,737,304	914,661	99.6
Financing transactions funded by Shanghai Autohome	1,186,046	11.5	248,960	39,690	0.9	134,524	2.5	20,719	3,303	0.4

Total	10,332,620	100.0	26,581,419	4,237,704	100.0	5,372,035	100.0	5,758,023	917,964	100.0

The amount of financing transactions funded by Shanghai Autohome decreased from RMB1,186.0 million for 2016 to RMB249.0 million in 2017. The amount of financing transactions funded by Shanghai Autohome decreased from RMB134.5 million for the three months ended March 31, 2017 to RMB20.7 million in the same period in 2018. The decreases were primarily due to our strategic decision to facilitate more financing transactions funded by third-party financial institutions.

The table below sets forth the number of credit applications we processed and the number of financing transactions we facilitated in the periods presented.

	Three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2016				2017				2018
Number of credit applications	18,806	47,957	80,965	132,472	126,667	125,959	171,835	190,747	137,166
Number of financing transactions facilitated	10,793	30,704	53,573	87,336	90,791	87,854	120,915	135,321	97,219

•	Purchase Facilitation: Leveraging our knowledge of automotive transactions, we offer car buyers various value-added services associated with purchasing cars with financing. Such services mainly involve registrations of license plates and collaterals with the relevant government authorities. Car buyers tend to be unfamiliar with the rules and procedures for making such registrations, and we believe our services significantly improve car buyers’ experience in purchasing cars with financing.

We may charge car buyers a fee for providing value-added services in certain instances. In addition, Shanghai Autohome recognizes financing lease income relating to financing lease payments from car buyers.

Services Provided to Dealers

•

Supply Chain Financing: To further strengthen our relationships with dealers, we launched supply chain financing facilitation in May 2018. We assist dealers in obtaining supply chain financing solutions funded by third-party financial institutions that we partner with. The terms of financing solutions offered through our platform are typically within 15 days. We charge dealers service fees based on the number of cars purchased under such financing arrangement. We are obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by dealers.

Automotive Transaction Facilitation

We facilitate automotive transactions between automotive wholesalers, dealers and car buyers. We possess a large number of automotive transaction data, as we facilitate the distribution of automotive financing products. Utilizing these data, we are able to provide additional services, including car sourcing and logistics and warehousing support for dealers, which we refer to as B2B transactions, and facilitation of car purchases for car buyers, which we refer to as B2C transactions. By using our automotive transaction facilitation services, dealers are also able to enjoy economies of scale in vehicle sourcing and logistics management. Similarly, our automotive transaction facilitation business is also powered by our technology platform, aiming to maximize efficiencies.

•	B2B transactions: We operate “91HaoChe,” a digital automobile trading platform, which enables our registered dealers to access additional car sourcing channels and receive value-added services including logistics and warehousing support. 91HaoChe facilitates car sourcing for dealers by either (i) taking a proprietary inventory position of cars and reselling such cars to dealers or (ii) operating a marketplace that allows registered dealers to share car information and trade new and used cars. In the former case, we primarily purchase car models which we believe are reliable, affordable and will appeal to car buyers in lower-tier cities based on automotive transaction data we collected to minimize our inventory risk. As of March 31, 2018, we had facilitated automotive transactions with a total revenue of RMB8.2 million through our subsidiary, Shanghai Cango Automobile Sales Services Co., Ltd., since the launch of 91HaoChe service in June 2017. Our service allows registered dealers to not only receive better pricing, but also manage logistics and warehousing of vehicle purchases more cost effectively, as we cooperate with third-party logistics companies to serve registered dealers. We currently do not charge a commission for facilitating automobile trading between registered dealers. We provide logistics and warehousing services to facilitate automobile trading and receive a fee from dealers for such services. We also generate income by reselling cars from our inventory. As of March 31, 2018, 2,807 dealers were registered on 91HaoChe.

To further strengthen our relationships with dealers, we launched dealer SaaS solutions in May 2018. As a comprehensive tool kit to address dealers’ pain points, our SaaS solutions allow dealers to conveniently source cars, apply for supply chain financing, manage inventory and engage potential car buyers. Our SaaS solutions are free of charge for dealers, and we generate income primarily by facilitating B2B transactions as part of dealers’ car sourcing as well as supply chain financing.

•	B2C transactions: As of March 31, 2018, we were in collaboration with nine online automotive advertising platforms to facilitate car purchases for car buyers. We assist prospective car buyers to find suitable cars in our vast dealer network according to each car buyer’s unique preference. The service also enables our registered dealers to tap into the large user base of the online automotive advertising platforms. In the three months ended March 31, 2017 and 2018, we facilitated 3,161 and 898 B2C transactions to car buyers, respectively. We do not charge car buyers or dealers fees for facilitating B2C transactions. Nonetheless, we generate income by facilitating financing for such B2C transactions. In addition, we also maintain regular contact with prospective car buyers who have indicated interest in purchasing a car but have not been able to locate a suitable one in our dealer network. We aim to convert some of them into our customers in the future. Our frequent contacts with these prospective car buyers and deep insights into their needs may also bring us additional cross-selling opportunities in the future.

After-market Services Facilitation

Our platform also facilitates after-market services to car buyers, which is currently comprised of facilitating the sale of insurance policies from insurance brokers or companies. Our scale and our ability to provide an effective channel for insurance brokers and companies to acquire customers has enabled us to negotiate more favorable premium for car buyers. The products currently offered through our platform are personal accident insurances and automotive insurances. We earn service fees from insurance brokers for facilitating the sale of such insurance products. We believe we are able to understand the needs of car buyers and deliver competitively priced products that resonate with car buyers. In addition, we offer anti-theft assurance services to car buyers by leveraging the telematics devices installed on their cars. We receive service fees from car buyers and indemnify them for their losses if their cars are not recovered for a period of time after being stolen, subject to certain conditions specified in the service agreements with car buyers. We will continue to explore and identify opportunities to facilitate other after-market services, including additional types of insurances, extended warranties, car customization, maintenance and repair, and personal wealth management products.

Our Relationships with Our Platform Participants

As the leading automotive transaction service platform in China, we connect dealers, financial institutions, car buyers and other participants such as insurance brokers and companies, online automotive advertising platforms and OEMs. As of March 31, 2018, our platform connected 37,667 registered dealers, 11 third-party financial institutions and 29 other industry participants, including OEMs, online advertising platforms and insurance brokers and companies, and had served 734,336 car buyers cumulatively since inception. The scale of our platform has a network effect that further strengthens our ability to serve each party on our platform. We believe that by leveraging our technological capabilities and strong relationships with our customers and business partners, we will be able to transform the automotive and mobility markets in China.

Dealers

Our extensive dealer network is the foundation of our platform, and we closely collaborate with our registered dealers when we provide services to financial institutions and car buyers. At the same time, we help dealers increase their sales and source additional car buyers for them. We also facilitate B2B transactions for our registered dealers by providing additional car sourcing channels and value-added services including logistics and warehousing support. We launched dealer SaaS solutions in May 2018, which allow dealers to conveniently source cars, access supply chain financing, manage inventory and engage potential car buyers. Such full-process services significantly strengthen our relationships with dealers, which in turn enhance the value of our platform to financial institutions and car buyers.

As of March 31, 2018, our dealer network was comprised of 37,667 registered dealers. As of the same date, our extensive dealer network covered 353 cities in all province-level administrative regions in China except for Tibet. As of March 31, 2018, 27,054 of our dealers were new car dealers.

We manage our dealer network through a dedicated in-house sales team of 2,100 employees as of March 31, 2018. Our sales team is supervised by 22 regional offices, which are in turn supervised by our headquarters. Responsibilities of our sales team include sourcing and preliminary review of new dealers, management of relationships with registered dealers and on-the-ground customer support. Responsibilities of regional offices include management of regional dealer networks, management of our sales team and organizing regional marketing campaigns. Responsibilities of our headquarters include, among other things, review and approval of new dealers, periodic review of existing dealers and management of dealer database. We have implemented an incentive scheme for members of our sales team based on their performance, and we monitor performance data on a real-time basis through our electronic sales management system.

Our sales team also utilizes a sales management system to engage new dealers and monitor existing dealers. The system maintains a comprehensive list of dealers across China, and we continually update this list based on information obtained from online automotive advertising platforms, OEMs as well as government sources. Based on the list, we analyze the penetration rate of our dealer network in each region, screen dealers which are suitable for our dealer network and proactively engage these dealers.

To ensure the quality of our dealer network as well as prevent potential fraud risk, we have implemented a rigorous procedure to screen dealers based on the dealer’s licensing status, operation history, scale, location and various other factors. We maintain an internal blacklist of fraudulent dealers, and we also use a third-party database to identify whether a dealer has been involved in significant lawsuits. Our screening procedure involves an on-site visit, during which our sales team interviews the dealership manager, examines the dealer’s business licenses and makes inquiries about its business. Our sales team records its findings electronically in our sales management system and submits the findings electronically to a group of around ten supervisors based in our headquarters, who make the final decision as to whether the dealer can join our network.

Through our sales management system, we constantly monitor and evaluate the performance of all of our registered dealers, including factors such as their productivity and credit quality of financing transactions originated through them. To maintain operational efficiency, we terminate relationships with registered dealers that fail to meet our performance expectations. In the three months ended March 31, 2017 and 2018, we terminated collaboration with 509 and 1,721 dealers. As a result of pro-active management of our dealer network, the percentage of active dealers in our dealer network has remained relatively stable despite the fast growth of total number of registered dealers. The following table sets forth the total number of our registered dealers as of the dates indicated, the numbers of dealers added and terminated in the periods indicated and the number of active dealers during the periods indicated as a percentage of the total number of our registered dealers as of the end of such periods.

	As of / in the three months period ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2016				2017				2018
Registered dealers at beginning of period	3,006	4,554	9,338	12,827	16,035	20,079	24,870	30,509	34,634
Addition	1,553	5,440	3,806	3,549	4,553	5,911	6,954	5,445	4,754
Termination	5	656	317	341	509	1,120	1,315	1,320	1,721
Registered dealers at end of period	4,554	9,338	12,827	16,035	20,079	24,870	30,509	34,634	37,667
Active dealers (%)	49.3	49.6	50.9	52.1	51.0	49.9	52.1	49.3	41.7

The following table sets forth a breakdown of the number of registered dealers in our dealer network by location, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,				As of March 31,
	2016		2017		2018
	Number	%	Number	%	Number	%
Tier-one and tier-two cities	4,066	25.4	9,875	28.5	10,773	28.6
Lower-tier cities	11,969	74.6	24,759	71.5	26,894	71.4

Total	16,035	100.0	34,634	100.0	37,667	100.0

We collaborate with two types of dealers, namely 4S dealers and non-4S dealers. Each 4S dealer sells products exclusively from one OEM and adopts store designs specified by such OEM. 4S dealers cover a comprehensive set of functions, including auto sales, spare parts, after-sale services and customer surveys. In contrast, non-4S dealers only cover auto sales and after-sales services, but not spare parts or customer surveys. A non-4S dealer does not have an exclusivity arrangement with any individual OEM and tends to sell cars from multiple OEMs. A non-4S dealer may sell new cars, used cars or both. Non-4S dealers tend to have smaller scale of operations and lack connections with OEMs and financial institutions. As such, non-4S dealers tend to lack stable sources to purchase cars for themselves or find financing solutions for car buyers, and we are well positioned to create significant value for such dealers.

The following table sets forth a breakdown of the number of registered dealers by type, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,				As of March 31,
	2016		2017		2018
	Number	%	Number	%	Number	%
4S dealers	5,325	33.2	7,314	21.1	7,620	20.2
Non-4S dealers	10,710	66.8	27,320	78.9	30,047	79.8

Total	16,035	100.0	34,634	100.0	37,667	100.0

Our sales team actively manages our dealer network through frequent on-site visits and timely updates of product offerings on our platform. We manage our dealer network through three models, namely the self-operated sales model, dealer financial manager model and sales agent model.

•	Self-operated sales model. Under this model, a dealer’s sales representative makes the initial introduction of our automotive financing solutions to a prospective car buyer. If a prospective car buyer expresses interest in such solutions, the dealer contacts a member of our in-house sales team, who will come to the dealer’s store and explain the terms of our automotive financing solutions to the prospective car buyer and offers assistance in completing the credit application. Our sales team then uploads the credit application to our online system for our credit assessment team to evaluate.

•	Dealer financial manager model. Many dealers, especially 4S dealers, employ dealer financial managers, who have received training from us with respect to the automotive financing solutions on our platform. Dealer financial managers are capable of explaining the terms of our automotive financing solutions to prospective car buyers and addressing their questions. As such, our sales team is generally not directly involved in credit origination under this model. The dealer financial managers are responsible for assisting prospective car buyers in completing the credit applications and submitting them to our credit assessment team.

•	Sales agent model. As we expand into certain cities, we may collaborate with local sales agents that already have established local dealer networks. We provide trainings to sales agents’ employees with respect to the automotive financing solutions on our platform. Sales agents are responsible for explaining the terms of the automotive financing solutions to prospective car buyers and collecting credit applications from them. Our sales staff screens these sales agents to evaluate their qualifications, and we only work with sales agents who we believe will interact with prospective car buyers professionally. Sales agents receive service fees from financial institutions and, in some instances, from us as well. We do not collaborate directly with dealers under this model.

The following table sets forth a breakdown of the number of registered dealers by dealer coverage model, both in absolute terms and as a percentage of the total number of registered dealers, as of the dates indicated.

	As of December 31,				As of March 31,
	2016		2017		2018
	Number	%	Number	%	Number	%
Self-operated sales model	7,297	45.5	20,298	58.6	23,998	63.7
Dealer financial manager model	2,943	18.4	4,286	12.4	4,260	11.3
Sales agent model	5,795	36.1	10,050	29.0	9,409	25.0

Total	16,035	100.0	34,634	100.0	37,667	100.0

The following table sets forth the breakdown of the total amount of financing transactions we facilitated by dealer coverage model, both in absolute amount and as a percentage of the total amount of financing transactions we facilitated, for the periods presented.

	Year Ended December 31,					Three Months Ended March 31,
	2016		2017			2018
	RMB	%	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Self-operated sales model	4,475,272	43.3	13,629,056	2,172,792	51.3	4,355,723	694,405	75.6
Dealer financial manager model	2,733,017	26.5	6,281,775	1,001,463	23.6	622,295	99,208	10.8
Sales agent model	3,124,331	30.2	6,670,588	1,063,449	25.1	780,006	124,351	13.5

Total	10,332,620	100.0	26,581,419	4,237,704	100.0	5,758,024	917,964	100.0

We implemented a change in our dealer coverage model in the first quarter of 2018, and our sales team has started to cover a significant number of dealers that were previously covered by dealer financial managers, who are dealers’ employees. In contrast to dealer financial managers, we are able to directly control and communicate with our sales team, which is expected to execute our sales strategy more effectively and deliver higher quality services to car buyers.

To efficiently manage our sales efforts, we have developed a mobile application for our in-house sales team, dealer financial managers and sales agents. The mobile application enables personnel involved in our sales efforts to submit credit applications on behalf of prospective car buyers and monitor the status of such credit applications. We also utilize the mobile application to assign tasks to such personnel and collect their performance data on a real-time basis.

Given the importance of dealers to the origination process, dealers typically receive commissions for financing transactions facilitated, which are based on a percentage of the principal amount of the relevant financing transaction. A dealer may receive commissions from us or the relevant financial institution, depending on the arrangement among us, the dealer and the relevant financial institution.

Financial Institutions

Financial institutions are important business partners to our platform. We act as the gateway for financial institutions into the rapidly growing automotive finance industry in China. Traditional financial institutions typically lack the necessary technology, human resources and/or geographic reach to provide automotive financing on a nationwide scale, especially within lower-tier cities. Our services enable financial institutions to broaden their reach to car buyers and dealers through our extensive dealer network across China. Our collaboration with financial institutions has enabled us to scale up our business and facilitate a large number of financing transactions without straining our own capital resources.

Third-party financial institutions fund a major portion of financing transactions that we facilitate to car buyers, and we also facilitate financing leases funded by Shanghai Autohome. We collaborate with third-party financial institutions in facilitating financing transactions under two models, which we refer to as the direct partnership model and co-partnership model, respectively. We receive service fees from financial institutions for facilitating automotive financing transactions to car buyers. As of March 31, 2018, we were in collaboration with 11 third-party financial institutions.

The table below sets forth a breakdown of the total amount of financing transactions funded by third-party financial institutions and Shanghai Autohome, both in absolute amount and as a percentage of the total amount facilitated, in the periods presented:

	Year Ended December 31,					Three Months Ended March 31,
	2016		2017			2018
	RMB	%	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Financing transactions funded by third-party financial institutions:
Direct partnership model	9,146,574	88.5	19,564,936	3,119,111	73.6	1,968,587	313,839	34.2
Co-partnership model	—	—	6,767,522	1,078,902	25.5	3,768,718	600,822	65.4

Total financing transactions funded by third-party financial institutions	9,146,574	88.5	26,332,458	4,198,013	99.1	5,737,304	914,661	99.6
Financing transactions funded by Shanghai Autohome	1,186,046	11.5	248,960	39,690	0.9	20,719	3,303	0.4
Total	10,332,620	100.0	26,581,419	4,237,704	100.0	5,758,023	917,964	100.0

The table below sets forth a breakdown of the total outstanding principal of financing transactions funded by third-party financial institutions and Shanghai Autohome, both in absolute amount and as a percentage of the total outstanding amount facilitated, as of the date presented:

	As of December 31,					As of March 31,
	2016		2017			2018
	RMB	%	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
Outstanding principal of financing transactions funded by third-party financial institutions:
Direct partnership model	9,111,188	89.7	21,453,997	3,420,272	74.9	20,747,481	3,307,636	67.0
Co-partnership model	—	—	6,425,235	1,024,334	22.4	9,521,196	1,517,903	30.8

Total outstanding principal of financing transactions funded by third-party financial institutions	9,111,188	89.7	27,879,232	4,444,605	97.3	30,268,677	4,825,539	97.8
Outstanding principal of financing transactions funded by Shanghai Autohome	1,051,778	10.3	786,214	125,341	2.7	679,116	108,267	2.2
Total	10,162,966	100.0	28,665,446	4,569,946	100.0	30,947,792	4,933,806	100.0

Direct Partnership Model

Under the direct partnership model, we cooperate with the financial institution that would typically view automotive financing as an important part of its growth strategy and is therefore willing to commit a significant amount of capital to fund automotive financing transactions, which we would in turn facilitate. Recognizing the strategic value of its commitment, we connect our IT system directly with the financial institution, which allows us to structure the credit underwriting process at a highly customized level according to the needs of the financial institution. We currently maintain such arrangements with three financial institutions, including Jincheng Bank and Jiangnan Rural Commercial Bank.

For financing transactions funded by Jincheng Bank and Jiangnan Rural Commercial Bank under the direct partnership model, which account for a major portion of the financing transactions facilitated under this model, we are not obligated to bear credit risk. The total outstanding balance of financing transactions for which we have risk assurance obligation was only 3.3% and 2.7% of the total outstanding balance under the direct partnership model as of December 31, 2017 and March 31, 2018, respectively. The chart below illustrates arrangements under the direct partnership model.

(1)	A dealer may also receive commissions from us under certain circumstances.

Pursuant to our service agreement with Jincheng Bank relating to credit origination, credit assessment and credit servicing, we receive service fees based on a percentage of the principal amount of the relevant financing transaction. The agreement’s initial term is due to expire in December 2018 and may be renewed based on mutual consent. The agreement may be terminated by either party in the event of counterparty’s breach of contract. We have also entered into a cooperation agreement with Jincheng Bank relating to delinquent asset management. We receive service fees as provided in the agreement. The agreement’s initial term is due to expire in December 2018 and may be renewed based on mutual consent. The agreement may be terminated by either party without cause by 90 days’ written notice or for cause, such as breach of contract.

Co-partnership Model

We started to collaborate with WeBank in 2017 to facilitate financing transactions with funding provided by WeBank and other financial institutions. Such arrangements allow us to expand the number of financial institutions we collaborate with in a highly efficient manner. As of March 31, 2018 we were in collaboration with nine financial institutions, including WeBank and Jincheng Bank, under the co-partnership model. The chart below illustrates arrangements under the co-partnership model.

Pursuant to our agreement with WeBank, we are obligated to purchase the relevant financing receivables from financial institutions upon certain specified events of default by car buyers. After purchasing such financing receivables, security interest in the collateral is also transferred to us. WeBank pays us service fees primarily based on a percentage of the principal amount of the relevant financing transaction. The agreement’s initial term is due to expire in April 2020 and is automatically renewable for one year. The agreement may be terminated by either party for cause, such as breach of contract.

Financing Leases

Shanghai Autohome funds financing leases through borrowings from trusts administered by trust companies, its own capital as well as collaboration with Bank of Shanghai. The financing leases are recorded on Shanghai Autohome’s balance sheet as financing lease receivables. In the three months ended March 31, 2017 and 2018, the amount of financing leases funded by Shanghai Autohome was RMB134.5 million and RMB20.7 million (US$3.3 million), respectively. As of December 31, 2017 and March 31, 2018, the outstanding principal of financing leases funded by Shanghai Autohome was RMB786.2 million (US$125.3 million) and RMB679.1 million (US$108.3 million), respectively. We plan to expand the amount of financing leases funded by Shanghai Autohome, including through our strategic partnership with Didi Chuxing.

Car Buyers

We seek to deliver automotive financing solutions to creditworthy car buyers who are underserved by traditional financial institutions. Leveraging the resources on our platform, we offer automotive financing solutions to car buyers that make their dream of purchasing a car a reality. In addition to automotive financing solutions, our platform also offers financing related value-added services and facilitates after-market services such as insurance products.

As of March 31, 2018, our platform had served 734,336 car buyers cumulatively since inception. In 2017 and the three months ended March 31, 2018, approximately 69% and 73% of car buyers we engaged were from lower-tier cities, respectively. Lower-tier cities in China have demonstrated strong growth potential for automotive transactions. According to the Oliver Wyman Report, the number of new car sales in these cities is projected to grow at a CAGR of 8.9% from 2017 to 2021, significantly outpacing the growth rates in tier-one and tier-two cities as a whole. However, car buyers in lower-tier cities tend to be underserved by traditional financial institutions due to lack of credit records and banking infrastructure coverage, which offers opportunities for technology-enabled service platforms to address the demand from car buyers and expand in these cities.

We acquire car buyers primarily through our registered dealers. In addition, we collaborate with online automobile advertising platform in gathering leads. In the three months ended March 31, 2017 and 2018, we facilitated a total of 90,791 and 97,219 of financing transactions, respectively, of which 99.1% and 99.7% came from applicants we engaged through our registered dealers, respectively, with the remainder coming from applicants we engaged online through platforms we collaborate with.

In each of 2017 and the three months ended March 31, 2018, approximately 69% of car buyers who utilized our automotive financing solutions were married, and approximately 80% and 74% of car buyers who utilized our automotive financing solutions were aged between 20 and 40. In 2017 and the three months ended March 31, 2018, approximately 86% and 84% of car buyers who utilized our automotive financing solutions were male, respectively.

We remain in contact with many car buyers even after their automotive loans or financing leases are repaid. We place phone calls or provide notifications to car buyers regarding additional automotive financing solutions through our mobile application Car Owner eGeneration, if we believe they may become interested in purchasing a new car, or to offer them other after-market services, particularly insurance products.

Other Platform Partners

•	Insurance Brokers and Companies: In December 2017, we started to facilitate the sale of insurance products for insurance brokers or companies. We are able to provide access to a large number of car buyers for insurance brokers and companies, making us a natural and highly efficient partner for them to promote their insurance products. As of March 31, 2018, we were in collaboration with three insurance brokers and companies, including our strategic investor, Taikang Life Insurance. The insurance products currently offered through our platform are related to personal accident insurance and automotive insurances. We plan to collaborate with additional insurance brokers and companies to facilitate the offering of more insurance policies.

•	Online Automotive Advertising Platforms: We collaborate with leading online automotive advertising platforms to tap into the large user base of these platforms. Users who are interested in our automotive financing solutions are directed to our call center, which is staffed with 30 dedicated sales representatives. Our call center staff further explains our solutions to the user and assists the user in finding a suitable car in our dealer network. In the three months ended March 31, 2017 and 2018, we facilitated 3,161 and 898 financing transactions to car buyers we engaged online. All of such financing transactions were funded by Shanghai Autohome. We view online automotive advertising platforms as alternative channels to engage car buyers, and we plan to continually explore new opportunities to collaborate with these and other platforms.

•

OEMs: Some of the financing transactions we facilitate are part of OEM-sponsored subsidy programs. We enable collaboration between OEMs and financial institutions to design low-interest financing solutions for car buyers. As of March 31, 2018, 17 OEMs participated in our platform by subsidizing low-interest financing transactions that we facilitate. Our platform creates significant value for OEMs, as we help them extend their sales channels through our vast dealer network, and our automotive financing solutions make their cars more affordable to prospective car buyers. We plan to broaden the offering of subsidized financing solutions through collaboration with foreign and sino-foreign joint venture OEMs as well as national banks. As the financing solutions will be marketed to prospective car buyers with stronger credit profiles, we expect to seize new market opportunities while improving our credit performance through such strategy.

Our Partnership with Didi Chuxing

We are in the process of establishing a strategic partnership with Didi Chuxing, a leading ride-sharing technology company. We expect such strategic partnership to provide us with valuable channels to serve drivers and other participants of Didi Chuxing’s platform in China. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company and beneficially owns 43,484,992 preferred shares, representing 14.8% of our outstanding shares as of the date of this prospectus. For further information, see “Principal Shareholders.”

We have launched a pilot program in a city in China to provide a variety of solutions to Didi Chuxing’s fleet. Drivers in the fleet finance their car purchases through financing leases facilitated by us. We also facilitate car sales to such drivers through our dealer network. In addition, we facilitate the sale of insurance products to the drivers. We plan to form a comprehensive partnership with Didi Chuxing under this model and provide our solutions in additional cities to capitalize on Didi Chuxing’s large and rapidly expanding fleet.

Credit Underwriting and Risk Management

We view credit underwriting and risk management as core components of our business operations. We undertake these functions as part of facilitating automotive financing.

Credit Underwriting Process

The following chart illustrates our typical process of loan facilitation for a financial institution.

(1)	After receiving the credit application from a car buyer, we utilize our credit assessment system to perform the initial evaluation. To assist financial institutions in making ultimate credit decisions, we refer qualified credit applications to such financial institutions, which perform independent credit assessment.

(2)	After the credit application is approved, the car buyer enters into a loan agreement with the financial institution. The car buyer is required to make the down payment to the dealer. On behalf of the car buyer, the financial institution pays the purchase price of the car, net of the down payment, to the dealer.
(3)	The car buyer is required to pledge the car as collateral in favor of the financial institution. The pledge is registered with local government authorities.
(4)	The financial institution pays us service fees. A dealer may receive commissions from us or the relevant financial institution, depending on the arrangement among us, the dealer and the relevant financial institution.
(5)	In the form of automatic payments, the car buyer repays principal and interest in installments to the financial institution. The financial institution’s security interest in the collateral is released upon the full repayment of the loan.

We also facilitate financing leases, which are all structured using sale-and-leaseback method. We apply the same credit assessment process in facilitating financing leases as in facilitating loans. Shanghai Autohome takes the role of a lessor in a financing lease transaction. Once a car buyer’s lease application is approved, the car buyer utilizes financing provided by the lessor to purchase a car from the dealer. The car buyer is then contractually required to transfer the ownership of the car to the lessor which the lessor then leases back to the relevant car buyer in return for monthly lease payments. The following chart illustrates the typical process of a financing lease funded by Shanghai Autohome.

(1)	Prospective car buyers submit lease applications to us, and we process these applications by utilizing our credit assessment system.
(2)	After we approve a lease application, the car buyer enters into a lease agreement with us, and we are identified as the lessor. The car buyer is required to make the down payment to the dealer. We fund the remainder of the purchase price to the dealer. The car is then delivered to the car buyer, who temporarily obtains title to the car.
(3)	The car buyer is contractually required to transfer the title to us. In order to simplify the transaction process, we do not require the car buyer to register the transfer with the government authorities.

(4)	In addition, we require the car buyer to pledge the car as collateral for the car buyer’s payment obligations under the lease.
(5)	The car buyer is required to designate a bank account for repayments and authorize automatic lease payments from such account. The payments are made in monthly installments. We have the right to repossess the collateral in the event of default.
(6)	Upon the expiration of the lease term, we transfer the title back to the car buyer, and our security interest in the collateral is also released.

Credit Assessment Model

Credit assessment forms the foundation of our risk management efforts. We take a prudent approach to credit assessment, relying on our credit assessment model and have our credit assessment team conduct a manual evaluation when necessary. We continuously refine our credit assessment model, and we have experienced low overdue ratios for the financing transactions facilitated through our platform. M3+ overdue ratio for all financing transactions which we facilitated and remained outstanding was 0.28% and 0.46% as of March 31, 2017 and March 31, 2018, respectively.

Our credit assessment model builds on machine learning algorithms, including logistic regression and gradient boost decision tree, and is continuously optimized using transaction data we have gained over time. The model analyzes a large amount of multi-dimensional applicant information, including credit data, personal data and behavioral data. The applicant is required to provide certain information as part of the credit application, such as his or her residential address, education level and marital status. The applicant also submits copies of his or her PRC identity card and driver’s license. In addition, we obtain applicants’ consent for collecting information from third-party sources. Information from these sources offers us valuable insights into an applicant’s credit history, including the number of recent delinquencies as well as the number of recent credit applications. For more details on technologies utilized in credit assessment, see “—Our Technology System.”

With our credit assessment model, we automatically approved approximately 23.3% of applications, and we automatically rejected approximately 7.3% of applications during the three months ended March 31, 2018. Our credit assessment team, which was comprised of more than 50 experienced reviewers as of March 31, 2018 and led by a supervisor with over 15 years of experience in automotive finance, manually evaluates the rest of the applications. Leveraging their industry experience and insights into borrower behavior, our credit assessment team provides the second line of defense against credit and fraud risk. The additional factors considered in the manual review process include, among others, (i) whether the purchase price for a car is reasonable in light of the prospective car buyer’s background, (ii) the prospective car buyer’s ability to repay and (iii) whether the information provided by the prospective car buyer is consistent with the information collected from third-party sources. Our credit assessment team then makes an assessment based on these additional factors. Without compromise to our risk management, we plan to enhance the level of automation in the credit assessment process, which would enable us to both deliver superior user experience and scale up our business more rapidly.

For financing transactions funded by financial institutions, we conduct credit assessment to assist financial institutions in making ultimate credit decisions. We refer qualified credit applications to such financial institutions, which perform independent credit assessment.

Besides credit assessment, we take additional measures to manage credit risk. For example, every car purchased through our platform comes with a telematics device. The telematics devices are valuable aids to our repossession efforts.

Financing Terms

Financing transactions we facilitate are structured as either loans or financing leases. Both types of arrangements require car buyers to provide down payments, pledge cars as collateral and make repayments in installments. The terms of the financing transactions are stated in the agreements the car buyers sign with third-party financial institutions or Shanghai Autohome:

•	Down payments. A car buyer is typically required to provide a down payment to the relevant dealer based on a percentage of the purchase price of the car. This percentage varies among different funding arrangements and typically ranged from 20% to 30% of the purchase price in 2016, 2017 and the three months ended March 31, 2018.

•	Principal. The principal represents the purchase price of the car net of the down payment, which typically ranged from RMB43,000 to RMB68,720 in 2016, RMB45,000 (US$7,174) to RMB74,625 (US$11,897) in 2017 and RMB43,672 (US$6,962) to RMB72,240 (US$11,517) in the three months ended March 31, 2018.

•	Interest rate. Annual interest rate varies among different funding arrangements. Annual interest on most of the financing transactions facilitated in 2016 was 12.99%. Annual interest ranged from 10.99% to 11.99% in 2017. Annual interest on most of the financing transactions facilitated in the three months ended March 31, 2018 was 11.99%. Besides interest, financial institutions do not charge car buyers additional fees.

•	Installments. Each car buyer may repay in monthly installments over a period ranging from one to five years. The combined total represents the principal and interest charged to the car buyer. The car buyer is required to designate a bank account for repayments and authorize automatic payments from this account.

•	Prepayment. Each car buyer who wishes to pay off the outstanding principal before maturity is charged a prepayment fee. The fee is based on a percentage of the outstanding principal amount at the time of prepayment.

•	Late payment penalty fee. A penalty fee for late payment is laid out in the agreement and imposed based on the outstanding principal amount and number of days that a payment is overdue.

In the event of delinquency, the financing terms are not allowed to be restructured.

Delinquent Asset Management

Our delinquent asset management process, which consists of six distinct stages, is designed to recover value in a cost-effective way.

(1)	Automated reminders. During the first five days after a delinquency occurs, we send automated text messages and make automated phone calls as reminders.

(2)	Live phone calls. If the delinquency continues for more than five days, members of our delinquent asset management team make phone calls to urge the borrower to make the overdue payments, understand the reasons for the delinquency and inform the borrower of the legal consequences of the delinquency.

(3)	In-person visits. If the delinquency continues for more than 15 days, we may conduct in-person visits when we determine such measures are warranted. Around 40 members of our delinquent asset management team are responsible for this task. We view the visits as opportunities to collect repayments as well as to investigate the status of the collateral. If we identify any significant risk with respect to the collateral, we will commence our repossession efforts immediately. For example, a visit may reveal that the car buyer has already given the car to another person.

(4)

Repossession. If the delinquency continues for more than 45 days or if we identify a significant risk to our ability to recover the collateral, we then seek to repossess the car by collaborating with third-party repossession agents. For the financing transactions funded by financial institutions, we obtain their authorizations before commencing our repossession efforts. We enter into cooperation agreements with the repossession agents, which are obligated to perform their duties in compliance with the applicable laws and regulations. We have developed a mobile application that provides real-time updates of the full repossession process, which significantly improve repossession efficiency. In the beginning of 2016 to March 31, 2018, the success rate for our repossession agents to repossess cars with telematics device was 69.7%. If the telematics device were removed, the repossession agent could rely on other information related to the car buyer, including the address specified in the credit application, to locate the car. In the beginning of 2016 to March 31, 2018, the success rate for our repossession agents to repossess cars without telematics devices was 25.9%.

(5)	Disposal. After a car is repossessed, we store it in a warehouse to prevent its value from further deteriorating. To cover our nationwide operations, we leased 27 warehouses across China as of March 31, 2018, seven of which were tended to by our own employees. We conduct on-site visits to ensure these warehouses are suitable for automotive storage and are properly guarded to prevent theft. While the car is stored in the warehouse, we contact the car buyer again and try to convince the car buyer to buy back the car by paying off the outstanding amount along with an added repossession fee. If the car buyer is unable to make the payment, we will then sell the car.

(6)	Legal actions. If we are unable to repossess collateral from a delinquent borrower, we may commence a lawsuit against the borrower. In addition, if a large overdue balance remains after a repossessed car is sold, we may also commence a lawsuit against the relevant borrower. We have access to a nationwide network of external counsel who can represent us on such lawsuits at a reasonable cost. We view the court judgment as another way to motivate the car buyer to make repayments as well as affirmations of creditor’s legal rights under the relevant credit documents.

Our Technology System

Our technology system, which supports all key operations of our platform, is designed to optimize for scalability and flexibility. The system handles the massive volume of data required to evaluate a large number of credit applications quickly and monitors repayment activities by borrowers. In the meantime, it is flexible enough to capitalize on changing user preferences, market trends and technological advances. Our technology infrastructure is based on cloud computing distributed platform, which is scalable with strong data processing power. We have collected approximately 30 terabytes of data through telematics devices, and we typically receive over 30,000 data points every second. Built on modular architecture, our system can easily expand to enable new business functions, connect new platform participants, as well as collect information from and interact with these new participants. Supported by our technology system, we received 100% of our credit applications electronically in the three months ended March 31, 2018. Wechat platform, our proprietary mobile applications and in-store terminals contributed 13.5%, 46.5% and 40.0% of our total credit applications in the three months ended March 31, 2018, respectively. Our technology system also allowed us to achieve high operational efficiency.

Technology is embedded into each of our business lines’ operational processes, including:

•	Integration with financial institutions. Our IT system is highly integrated with those of financial institutions with which we directly collaborate. It typically takes us two months to establish an integrated connection with a financial institution’s core banking system. The system integration enables us to transmit applicant data and our credit analysis to financial institutions, as well as for financial institutions to transmit credit decisions and monthly credit repayment data to us, in each case on a real time basis. Powered by this system, it only took less than two hours on average from submission of credit application to provision of credit decision in the three months ended March 31, 2018. In some instances, credit decisions were provided in less than half an hour. With the help of repayment data provided by financial institutions, we are also able to commence collection efforts in a timely manner.

•	Mobile applications. We have developed various mobile applications for our platform participants, as set forth in the table below:

Mobile Application	User Type	Main Functions
Cango Car Loan	Prospective car buyers	Prospective car buyers can select cars available on our dealer network as well as submit credit applications to purchase these cars with financing leases offered by Shanghai Autohome.

Car Owner eGeneration	Car buyers	We provide information relating to insurance products and financing solutions we facilitate. We also provide customer support, traffic infraction inquiries, vehicle valuation and other services through this mobile application.

Cango Financial Services	Our sales team, dealer financial managers and sales agents

Users of the mobile application are able to receive real time updates for automotive financing solutions on our platform. They can also verify prospective car buyers’ identities using facial recognition function, submit credit applications, receive credit decisions and arrange for electronic signing of financing transaction documents through this mobile application.

Our in-house sales team uses the mobile application to engage new dealers and monitor existing dealers’ sales efforts.

We also utilize the mobile application to assign tasks to personnel involved in our sales efforts and monitor the status of our sales efforts based on 42 parameters.

91HaoChe	Dealers	Dealers access our SaaS solutions, such as car sourcing and supply chain financing, through this mobile application.

Mobile Application	User Type	Main Functions

Jingang—Repossession	Repossession agents	The mobile application allows us to effectively manage repossession agents. We place our orders through the mobile application. The application also allows the repossession agents to view information about the cars and car buyers, locate cars installed with telematics devices and report progress on repossession efforts. In addition, the application allows the repossession agents to record videos of the repossession processes, which helps them ensure compliance with the relevant laws and regulations.

Jingang—Warehousing	Warehouse staff	The mobile application allows us to effectively manage warehouse staff. We send notices before delivering repossessed cars to the warehouses. The warehouse staff provide us with confirmations when they receive the cars. We also notify the warehouse staff when we need to deliver the cars to the relevant purchasers or car buyers.

Cango GPS	Mechanics	Mechanics who are responsible for installing telematics devices on cars use this mobile application to provide us with confirmations after they install the devices.

•	Credit assessment and data security. Our credit assessment model is based on various algorithms such as the gradient boosting decision tree and processes a large amount of data we collect from car buyers, both directly from their applications and indirectly from third-party sources with their consent. Our credit decision engine was customized by our own research and development team based on our car buyer base. We are in the process of developing a control platform to monitor credit risk on a real-time basis. To prevent identity theft, we utilize facial recognition technology, through which we compare an applicant’s image in real time with the photo stored at the National Citizen Identity Information Center of the Ministry of Public Security. We store our data and transmit it to financial institutions in an encrypted form. We have also created controls to limit employee access to such information and monitor access.

•

Dealer SaaS Solutions. In May 2018, we launched dealer SaaS solutions as a comprehensive tool kit to address dealers’ pain points. Our SaaS solutions allow dealers to conveniently (i) source cars and apply for supply chain financing through our “91HaoChe” mobile app, (ii) manage inventory on their enterprise resource planning systems and (iii) engage potential car buyers through embedded mini-programs on the WeChat social network platform.

•	Telematics. Every car purchased through our platform comes with a telematics device. Our technology system is integrated with these telematics devices, which enable us to not only locate the collaterals but also collect a massive volume of car location data. We believe this data enable us to enhance our services offered and empower us to explore new business opportunities, such as offering usage-based insurance. We have collected approximately 30 terabytes of data through telematics devices, and we typically receive over 30,000 data points every second.

Additionally, we have focused on developing infrastructure technologies in three major areas to support the overall business functions, including cloud computing, distributed architecture and big data analysis.

Cloud computing: Our technology system is deployed and our data is maintained through a customized cloud computing system. We have established a hyper-converged infrastructure that is supported by 211 high-performance servers. We utilize the hyper-converged infrastructure for all service interfaces and core applications in our technology system. Cloud computing enables us to maintain flexibility in allocating our IT resources with improved manageability and lower labor cost. Thus we can more rapidly adjust resources to meet the significant growth of our business.

Distributed architecture: We establish micro-service interfaces using a distributed architecture, which is supported by virtualization technology. Our distributed architecture enables us to expand our technology system rapidly and achieve high concurrence capabilities. Currently, we have over 48,000 data points per second parallel processing capability. Built with flexibility to connect with both internal and external systems, our micro-service interfaces allow us to effectively integrate our IT system with those of financial institutions. We plan to gradually apply distributed architecture to our entire technology system in order to support the development of new services and business relationships.

Big data analytics: We collect a massive volume of data from car buyers through the credit application process as well as telematics devices. We also collect data from third party sources with car buyers’ consents. As of March 31, 2018, we have a database over 13 terabytes of automotive financing application data covering 1,070,154 applicants with at least 200 variables for each of them and approximately 30 terabytes of telematics data. We continuously enhance our level of automation through big data analysis and machine learning. Leveraging our massive database, we aim to expand the application of big data analysis in the key aspects of our operations, such as sales, credit assessment and delinquent asset management, while staying within the scope of car buyers’ consents.

Our research and development department comprised 109 employees as of March 31, 2018, including core team members with extensive experience with leading Internet and technology companies in China. These specialists focus on different areas including mobile application development, IT product development, new business incubation and others.

Competition

The automotive transaction industry in China is large yet competitive. We compete against automotive transaction platforms that connect various players across the automotive transaction value chain in automotive and automotive-related transaction facilitation. Within automotive financing as a subset of this, we compete against players such as Yixin Group and Uxin Group. We may also in the future face competition from new entrants that will increase the level of competition. We anticipate that more established companies, including technology companies that possess large, existing user bases, substantial financial resources, sophisticated technological capabilities and established distribution channels may also enter the market in the future. As a leading automotive transaction service platform in China, we believe that our self-reinforcing platform, end-to-end service model, large and powerful dealer network and visionary and experienced management team make our platform more attractive and efficient to each type of participants we collaborate with, providing us with a competitive advantage over existing and potential competitors.

Employees

As of December 31, 2016 and 2017 and March 31, 2018, we had a total of 1,084, 2,372 and 2,940 employees, respectively. The following table sets forth the breakdown of our employees as of March 31, 2018 by function:

Function	Number of Employees	% of Total
Sales and marketing	2,182	74.2
Operations	257	8.7
Risk management	213	7.2
General administration	179	6.1
Research and development	109	3.7

Total	2,940	100.0

As of March 31, 2018, 540 of our employees were based in Shanghai. The rest of our employees were based in 22 other cities across China.

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional experienced and talented employees in areas such as big data analytics, marketing and operations, risk management and sales as we expand our business.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time. In addition, we purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

Our corporate headquarters is located in Shanghai, China, where we lease approximately 5,383.5 square meters of office space. We also maintain leased properties of approximately 7,116.6 square meters of office space in 22 other cities as our regional offices. In addition, we leased approximately 19,020.0 square meters of 27 warehouses across 22 cities in China. We believe that we will be able to obtain adequate facilities, principally by lease, to accommodate our future expansion plans.

Seasonality

We experience seasonality in our business, reflecting car buyers’ purchase patterns. A greater number of cars tend to be purchased in the second half of each year, in part due to the introduction of new models from automotive manufacturers. This increase in car sales generates greater demand for our services. On the other hand, the Chinese New Year holiday contributes to lower activity levels in the first quarter of each year. As a result, we typically record higher revenues during the second half of each year compared to the first half.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered five trademarks in the PRC, including “CANGO Management ”. We are the registered holder of sixteen domain names in the PRC, including cangoonline.com and autohomefinance.com. We have seventeen registered software copyrights relating to our mobile applications.

Insurance

We provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulation Related to Financing Lease

The Administrative Measures of Supervision on Financing Lease Enterprises, or the Administrative Measures, was formulated by the MOFCOM and became effective on October 1, 2013. According to the Administrative Measures, the MOFCOM and the provincial-level commerce authorities are in charge of the supervision and administration of financing lease enterprises. A financing lease company shall report, according to the requirements of the MOFCOM, the relevant data in a timely and truthful manner through the National Financing Lease Company Management Information System. Specifically, a financing lease enterprise shall, submit, within 15 business days after the end of each quarter, the statistics on and summary of its operation in the preceding quarter, and statistics on and summary of its operations in the preceding year as well as its financial and accounting report (including appended notes thereto) audited by an auditing firm for the preceding year prior to April 30 of each year. In the event of a change of name, a relocation to another region, an increase or decrease of registered capital, a change of organizational form, an adjustment of ownership structure or other changes, a financing lease company shall report to the competent provincial-level commerce authority in advance. A foreign-invested financing lease company that undergoes such changes shall go through approval and other procedures according to the relevant provisions. A financing lease company shall, within five business days after registering such changes, log into the National Financing Lease Company Management Information System to modify the above information.

Financing lease enterprises should use real entities, which have clear ownership and capable of generating revenue, as lessor to carry out the financing lease business. Financing lease enterprises shall not engage in deposits, loans, entrusted loans or other financial services or inter-bank borrowing unless permission has been granted from the relevant departments. Financing lease enterprises must not carry out illegal fund-raising activities under the name of a financing lease company. According to the Administrative Measures, financing lease enterprises shall strengthen their internal risk controls, and establish effective systems for classifying at risk assets, and adopt a credit appraisal system for the lessee, a post recovery and disposal system and a risk alert mechanism. A financing lease company shall also establish an affiliated transaction management system, and exclude persons related to the affiliated transactions from the voting or decision-making process for affiliated transactions where the lessee is an affiliate. In the event of any purchase of equipment from an affiliated production company, the settlement price for such equipment shall not be lower than the price offered by such company to any third party of such equipment or equipment of the same batch.

The Administrative Measures also contain regulatory provisions specifically focusing on sale-leaseback transactions. The subject matter of a sale-leaseback transaction shall be properties that possess economic functions and produce continuous economic benefits. A financing lease company shall not accept any property to which a lessee has no title, or on which any mortgage has been created, or which has been sealed up or seized by any judicial organ, or whose ownership has any other defects as the subject matter of a sale-leaseback transaction. A financing lease company shall give adequate consideration to and objectively evaluate assets leased back, set purchasing prices for subject matter thereof with reference to reasonable pricing basis in compliance with accounting principles, and shall not purchase any subject matter at a price in excess of the value thereof.

Pursuant to the Circular of the General Office of the Ministry of Commerce on Strengthening and Improving the Approval and Administration over Foreign-invested Financing Lease Companies promulgated on July 11, 2013, or the Circular, foreign-invested financing lease companies that failed to conduct substantive financing lease business operations in the previous fiscal year or failed to pass the annual inspection and had violations of laws and regulations, shall be ordered by the local authority to make rectifications and report the information on such rectification to the MOFCOM. Foreign-invested financing lease companies shall not engage in deposits, loans, entrusted loans or inter-bank borrowing and equity investment unless permission has been granted from relevant departments. The Circular specifies that foreign-invested financing lease companies are not allowed to provide direct or indirect financing to local governmental financing companies which undertake public welfare project in any form in order to prevent fiscal and financial risks.

The Guiding Opinions on Accelerating the Development of Financing Lease Industry, or the Guiding Opinion, was promulgated by the General Office of the State Council of the PRC on August 31, 2015; the Guiding Opinion’s main task is to accelerate the development of the financing lease industry in four aspects: system and mechanism reform, development in major fields, innovative development and industry supervision. According to the Guiding Opinion, there is no minimum registered capital requirement for subsidiaries of a financing lease company, a financing lease company is allowed to engage in a side business which is related to its main business, and private capital and independent third-party service providers are encouraged to incorporate financing lease companies.

In April, 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the newly formed China Banking and Insurance Regulatory Commission.

The Contract Law of the PRC, or the PRC Contract Law, promulgated by the National People’s Congress effective from October 1, 1999 regulates the civil contractual relationship among natural persons, legal persons and other organizations. Chapter 14 of the PRC Contract Law sets forth mandatory rules about financing lease contracts including that financing lease contracts shall be in written form and shall include terms such as the name, quantity, specifications, technical performance and inspection method of the leased property, the lease term, the composition, payment term, payment method and currency of the rent and the ownership of the leased property upon expiration of the lease.

Under financing lease contracts, the lessor shall conclude a purchase contract based on the lessee’s selections in respect of the seller and the leased property, and the seller shall deliver the leased property to the lessee as agreed. The lessee has the rights of a buyer when taking delivery of the leased property.

Without the consent of the lessee, the lessor may not modify relevant details related to the lessee of the purchase contract that has been concluded based on the lessee’s selections in respect of the seller and the leased property. The lessor is not liable for injury to the body or damage to the property of a third party caused by the leased property while in the possession of the lessee. However, the ownership of the leased property vests in the lessor. If they have not stipulated in which party ownership shall vest upon expiration, if such stipulation is not clear, or if ownership cannot be determined in accordance with the PRC Contract Law, the ownership of the leased property shall vest in the lessor.

Pursuant to the PRC Contract Law, unless otherwise agreed upon by the parties, the rental shall be determined according to the major part or whole of the costs for the purchasing the leased property and reasonable profits of the lessor.

Shanghai Autohome, our proprietary financing lease subsidiary, utilizing our own capital to fund financing leases to car buyers, has obtained the approval to operate financing lease business as issued by the MOFCOM.

Regulations Related to Intermediation

An intermediation contract under the PRC Contract Law is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business practice of connecting financial institutions with individual car buyers may constitute an intermediary service, and our service agreements with financial institutions may be deemed as intermediation contracts. Pursuant to the

PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.

Regulations Related to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to Internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on Maintaining Internet Security in December 2000, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. Any entity collecting personal information must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties, and is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the entity collecting personal information to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any person or entity that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

In providing our service, we collect certain personal information from borrowers to provide credit origination, credit assessment and credit servicing to financial institutions for the purpose of facilitating transactions to borrowers. We have also collected car buyers’ data through telematics devices. We have obtained consent from borrowers to collect and use their personal information, and have also established information security systems to protect the user information and to abide by other network security requirements under such laws and regulations. However, there is uncertainty as to how the network security requirements for maintaining network security and protecting borrowers’ personal information will be interpreted and implemented. We cannot assure you that our existing policies and procedures will be deemed to be in full compliance with any laws and regulations that are applicable, or may become applicable to us in the future. We may be subject to penalties if we were found to be in violation of such laws and regulations.

Regulations Related to VATS License

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRC State Council in September 25, 2000 and amended on July 29, 2014 and February 6, 2016 respectively, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from “VATS.” VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

The Administrative Measures on Telecommunications Business Operating Licenses, promulgated by the MIIT in 2009 and most recently amended in July 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

Regulation Related to Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment (2017 Revision), or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category and open to foreign investment unless specifically restricted by other PRC regulations. Industries such as VATS (other than online retail and mobile commerce) are restricted to foreign investment.

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 respectively, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the VATS industry.

In July 2006, the predecessor, the Ministry of Industry and Information Technology of the PRC, or the MIIT, issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, or the MIIT Circular, according to which, a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. The MIIT Circular further requires that: (i) PRC domestic telecommunications business enterprises must not, through any form, lease, transfer or sell a telecommunications businesses operation license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all VATS providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MIIT Circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business, or the VATS License.

In light of the above restrictions and requirements, we plan to conduct our value-added telecommunications businesses through our consolidated VIE.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Internet Finance Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers.

We plan to adopt various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, as the implementing rules of the Internet Finance Guidelines have not been published, there is uncertainty as to how the anti-money laundering requirements in the Guidelines will be interpreted and implemented, and whether automotive financial service platforms like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations. We cannot assure you that our existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations.

Regulations Related to Intellectual Property Rights

The Standing Committee of the National People’s Congress, or the SCNPC, the State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China, including without limitation the PRC Copyright Law, adopted in 1997 and revised in 2001, 2010 respectively, with its implementation rules adopted in 1991 and revised in 2002, 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on January 30, 2013. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks.

The MIIT promulgated its Administrative Measures on Internet Domain Names in 2017. According to these measures, the MIIT is in charge of the overall administration of domain names in China. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

On June 29, 2007, the SCNPC, adopted the Labor Contract Law, which became effective as of January 1, 2008 and was revised on December 28, 2012 and became effective on July 1, 2013. The Labor Contract Law requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security. Pursuant to the Labor Contract Law, employment contracts lawfully concluded prior to the implementation of the Labor Contract Law and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after the Labor Contract Law’s implementation.

According to the Social Insurance Law promulgated by SCNPC and effective from July 1, 2011, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in the PRC, including the pension insurance, medical insurance, unemployment insurance, maternity insurance and work-related injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees.

The use of employees of third-party labor dispatch agencies, who are known in China as “dispatched workers,” is mainly regulated by the Interim Provisions on Labor Dispatching, which was promulgated by the Ministry of Human Resources and Social Security in January 2014. It provides that an employer may use dispatched workers only for temporary, auxiliary or substitute positions, and shall strictly control the number of workers under labor dispatching arrangements. The number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees.

Regulations Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in the PRC to use their foreign exchange capitals to make equity investment and removes certain other restrictions had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19, but Compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to the Circular 16. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules in February 2012, replacing the previous rules issued by

SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

Regulations Related to Dividend Distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Taxation

Enterprise Income Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and in December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, both of which became effective on January 1, 2008. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and a 10% tax would apply with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

According to the Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. Furthermore, the State Administration of Taxation promulgated the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties in October 2009, which stipulates that non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. Specifically, it expressly excludes an agent or a “conduit company” from being considered as a “beneficial owner” and a “beneficial owner” analysis is required to be conducted on a case-by-case basis following the “substance-over-the-form” principle.

Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control a SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the anti-monopoly enforcement agency before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Lenders, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Lenders, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers upon closing of this offering.

Name	Age	Position/Title
Xiaojun Zhang	47	Co-founder and chairman
Jiayuan Lin	49	Co-founder, director and chief executive officer
Langlang Zhou	36	Director
Zuyu Tan	45	Director
Yongyi Zhang	45	Chief financial officer and director
Weibiao Zhan	46	Director
Xiaoyu Liu	36	Director
Zhipeng Song	34	Director
Yun Ye	40	Head of legal division and director
Chi Ming Lee*	65	Independent director appointee
Dongsheng Zhou*	51	Independent director appointee

*	Has accepted appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Xiaojun Zhang is our co-founder and has served as our chairman since 2014. Mr. Zhang has also served as a chairman and general manager of Shanghai Autohome since 2016. Prior to co-founding our company, Mr. Zhang served as a director and general manager of Shanghai Automobile Group Finance Company from 2004 to 2013. From 1999 to 2004, Mr. Zhang served as a deputy general manager of SAIC-GMAC Automotive Finance Co., Ltd. From 1992 and 1998, Mr. Zhang served as a financial supervisor of People’s Bank of China, Shanghai Branch. Mr. Zhang received a bachelor’s degree in finance from Shanghai University of Finance and Economics in 1992, a master’s degree in business administration from Peking University in 2003 and completed China Senior Executive Program at Harvard Business School in 2018, thereby attaining alumni status.

Jiayuan Lin is our co-founder and has served as our director and chief executive officer since 2010. Prior to co-founding our company, Mr. Lin served as an assistant general manager of Shanghai Automobile Group Finance Company from 2007 to 2010. From 2003 to 2007, Mr. Lin served as a director of the sales department of SAIC-GMAC Automotive Finance Co., Ltd. From 1997 to 2003, Mr. Lin worked in SAIC General Motors Corporation Limited as a manager of tax and insurance in the finance department and a manager of finance support in the marketing department. From 1991 to 1997, Mr. Lin worked in the Pudong branch of Bank of China as a staff member in the finance department, deputy manager of the audit division and deputy manager of the credit division. Mr. Lin received a bachelor’s degree in economics, with specialization in investment management, from Shanghai University of Finance and Economics in 1991.

Langlang Zhou has served as our director since 2017. Mr. Zhou is a managing director of Warburg Pincus LLC and has been with the firm since 2005. Mr. Zhou is currently a director of China Huarong Asset Management Co., Ltd., Hwabao WP Fund Management Co., Ltd. and Wacai Holdings Limited. Mr. Zhou served as an analyst of the investment banking division of Credit Suisse First Boston from 2003 to 2004 and an associate of the investment banking division of Citibank from 2004 to 2005. Mr. Zhou obtained a bachelor’s degree in business and a bachelor’s degree in electrical engineering from the University of Western Ontario in 2002.

Zuyu Tan has served as our director since 2018. Mr. Tan has served as chief executive officer of Beijing Taikang Investment Co., Ltd. since 2016. From 2014 to 2016, Mr. Tan served on the executive committee and as the head of equity investment department I of Taikang Asset Management Co., Ltd. From 2009 to 2013, Mr. Tan served as a managing director of Ping An Trust Co., Ltd. From 2006 to 2008, Mr. Tan served as the investment director of Actis Capital, LLP. From 2001 to 2005, Mr. Tan served as an investment officer of International Finance Corporation, World Bank Group. In 1998, Mr. Tan served as an investment manager of China Everbright International Trust and Investment Corp. From 1995 to 1998, Mr. Tan served as an auditor of KPMG China. Mr. Tan received a bachelor’s degree in accounting from Beijing Institute of Machinery Industry in 1995 and a master’s degree in international finance from the London School of Economics and Political Science in 2000.

Yongyi Zhang has served as our chief financial officer since 2018 and director since 2018. Prior to joining our company, Mr. Zhang served as an executive director of Zhongde Securities Co., Ltd. from 2010 to 2018. From 2001 to 2010, Mr. Zhang served as a senior manager of China Galaxy Securities Co., Ltd. From 1997 to 2001, Mr. Zhang served as a deputy manager of Shanghai Stock Exchange. From 1995 to 1997, Mr. Zhang served as an auditor of Arthur Anderson (Shanghai Office). Mr. Zhang received a bachelor’s degree in international accounting from Shanghai University of Finance and Economics in 1995.

Weibiao Zhan has served as our director since 2018. Mr. Zhan has served as a deputy general manager in the investment and acquisition department of Tencent Holdings Limited since 2003 and is currently a director of Beijing Navinfo Co., Ltd. From 2000 to 2003, Mr. Zhan served as a corporate client services manager in Southern China region of Microsoft (China) Co., Ltd. From 1998 to 2000, Mr. Zhan served as a project manager of the development center in Kingdee Software (China) Co., Ltd. From 1997 to 1998, Mr. Zhan served as an assistant to department head at China Science and Technology Development Institute. Mr. Zhan received a bachelor’s degree in engineering and economics from the South China University of Technology in 1997 and an Executive MBA from Hong Kong University of Science and Technology in 2011.

Xiaoyu Liu has served as our director since 2018. Mr. Liu joined Didi Chuxing in 2015 and currently serves as the General Manager in the Fintech Department. Mr. Liu has over ten years of working experience in the finance and investment industry including with The Carlyle Group, Kaichen Group, UniCredit and KPMG. Mr. Liu received a bachelor’s degree in biotechnology from Tsinghua University in 2005 and an MBA from University of Pennsylvania in 2012.

Zhipeng Song has served as a director of our company since 2018. Mr. Song has also served as a vice president of Shanghai Autohome since 2016. From 2014 to 2015, Mr. Song served as an assistant general manager of our company. From 2012 to 2014, he served a regional manager of Anji Leasing Co., Ltd. From 2010 to 2012, he served as an account manager of SAIC-GMAC Automotive Finance Co., Ltd. Mr. Song received a bachelor’s degree in finance from Shanghai University in 2007 and a master’s degree in finance and management from Loughborough University in 2008 and a master’s degree in finance from University of St. Andrews in 2009.

Yun Ye has served as our director since 2018. Ms. Ye joined our company in 2010 and is currently the head of legal division. From 2004 to 2010, she served as a supervisor of sales and operations at SAIC-GMAC Automotive Finance Co., Ltd. From 1999 to 2004, she served as a credit officer at Shanghai Automobile Group Finance Company. Ms. Ye received a bachelor of laws degree from Shanghai Jiao Tong University in 2003.

Chi Ming Lee will serve as our independent director upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Lee also has served as an independent non-executive director of China Minsheng Drawin Technology Group since 2014, and of Huatai Securities Co., Ltd. since 2015. Mr. Lee has been the chief partner of Boningdun Capital Management Limited since October 2014. From 1989 to 2014, Mr. Lee served as the senior manager/supervisor of Licensing department, director of Corporate Planning, and director of Finance and Administration of the Securities and Futures Commission of Hong Kong. From 1976 to 1989, Mr. Lee served as the assistant director and then the director of tax assessment at Inland Revenue Department of the Government of Hong Kong. Mr. Lee obtained his higher diploma in accountancy from the Hong Kong Polytechnic (now known as the Hong Kong Polytechnic University) in 1976, a bachelor’s degree in law from the University of London in 1988, and a master’s degree in business administration from the University of Hong Kong in 1993. Mr. Lee is a member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Dongsheng Zhou will serve as our independent director upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Dr. Zhou is a professor of marketing and chair of the marketing department at China Europe International Business School, where he has worked since 2002. Since 2006, Dr. Zhou has served as the academic co-chair of SEPC, a joint executive training program with Harvard Business School and the School of Economics and Management at Tsinghua University. From 2007 to 2012, Dr. Zhou served as the associate dean in charge of the alumni relationships of China Europe International Business School. From 1997 to 2002, Dr. Zhou served as an assistant professor in the department of marketing and on the business faculty at the City University of Hong Kong. Dr. Zhou received a bachelor’s degree in science from the University of Science and Technology of China in 1990 and a doctor of philosophy degree from the faculty of commerce and business administration at the University of British Columbia in 1997.

Board of Directors

Our board of directors will consist of 11 directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	select senior management such as managing directors and executive directors;

•	providing employee benefits and pension;

•	managing our company’s finance and bank accounts;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our memorandum and articles of association.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our third amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Pursuant to our shareholders agreement and our second amended and restated memorandum and articles of associations, we have granted Eagle Central Holding Limited and Medway Brilliant Holding Limited the right to jointly elect, remove and replace four directors on our board of directors, and we have granted each of Warburg Pincus Cango Fintech Investment Company Limited, the Taikang Offshore Entities, Tencent Mobility Limited and Didi Chuxing the right to elect, remove and replace one director on our board of directors. The board presentation rights are expected to be terminated upon completion of this offering. We also expect to adopt our post-offering memorandum and articles of associations immediately prior to the completion of this offering.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will initially consist of Chi Ming Lee, Dongsheng Zhou and Yongyi Zhang. Chi Ming Lee will be the chairperson of our audit committee. Chi Ming Lee satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Chi Ming Lee and Dongsheng Zhou satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee will consist solely of independent directors within one year of this offering.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will initially consist of Xiaojun Zhang, Jiayuan Lin and Dongsheng Zhou. Xiaojun Zhang will be the chairperson of our compensation committee. Dongsheng Zhou satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive—compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially consist of Jiayuan Lin, Xiaojun Zhang and Dongsheng Zhou. Jiayuan Lin will be the chairperson of our nominating and corporate governance committee. Dongsheng Zhou satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Compensation of Directors and Executive Officers

In 2016, we and our subsidiaries and consolidated VIE paid aggregate cash compensation of approximately RMB3.9 million (US$0.6 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing funds. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and within two years after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach financial institutions, dealers or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

On May 25, 2018, we adopted the Share Incentive Plan 2018, or the share incentive plan, which allows us to grant options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum number of ordinary shares that may be subject to equity awards pursuant to the share incentive plan is 27,845,526 initially. Additional ordinary shares may be reserved for issuance of equity awards as determined by our board of directors.

Administration

The share incentive plan is jointly administered by Mr. Xiaojun Zhang, our co-founder and chairman, and Mr. Jiayuan Lin, our co-founder, director and chief executive officer. The administrators will determine the provisions and terms and conditions of each equity award.

Change in Control

In the event of a change in control, the administrators may provide for termination of all equity awards outstanding at a specific time in the future, purchase of equity awards from holders, replacement of equity awards, payment of awards in cash or combination of the foregoing.

Term

Unless terminated earlier, the share incentive plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreements

Generally, equity awards granted under the share incentive plan are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the share incentive plan.

Vesting Schedule

The vesting schedule of each equity award granted under the share incentive plan will be set forth in the award agreement for such equity award.

Amendment and Termination

The board of directors may at any time amend or terminate the share incentive plan, subject to certain exceptions.

Granted Options

In May 2018, we granted 5,569,105 options to purchase our ordinary shares to certain of our officers and employees. As of the date of this prospectus, all of such options are unvested and subject to the applicable vesting schedules. The exercise price for such options is US$1.7951 per share.

The table below summarizes, as of the date of this prospectus, the options we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Option Awards	Option Exercise Price (US$)	Grant Date	Option Expiration Date
Xiaojun Zhang	Chairman	*	1.7951	May 25, 2018	May 24, 2028
Jiayuan Lin	Chief executive officer and director	*	1.7951	May 25, 2018	May 24, 2028
Yongyi Zhang	Chief financial officer and director	*	1.7951	May 25, 2018	May 24, 2028
Zhipeng Song	Director	*	1.7951	May 25, 2018	May 24, 2028
Yun Ye	Head of legal division and director	*	1.7951	May 25, 2018	May 24, 2028

*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of the date of this prospectus with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

We have entered into a share purchase agreement on June 4, 2018, providing for the issuance of an aggregate of 41,378,176 convertible preferred shares to certain of our shareholders. For further information, see “Description of Share Capital—History of Securities Issuance.” The following table gives effect to such share issuances.

The total number of ordinary shares outstanding as of the date of this prospectus is 294,209,892, assuming conversion of all convertible preferred shares into ordinary shares.

The total number of ordinary shares outstanding after completion of this offering will be                 , comprising                  Class A ordinary shares and 79,325,720 Class B ordinary shares, which is based upon (i) the designation of all ordinary shares directly held by Eagle Central Holding Limited, which is wholly owned by Mr. Xiaojun Zhang, into 39,442,798 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all ordinary shares directly held by Medway Brilliant Holding Limited, which is wholly owned by Mr. Jiayuan Lin, into 39,882,922 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (iii) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all convertible preferred shares into 214,884,172 Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and (iv)                  Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes (i) 5,569,105 ordinary shares issuable upon the exercise of outstanding share options and (ii) 22,276,421 ordinary shares reserved for future issuance under our share incentive plan. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	Percent	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:*
Xiaojun Zhang(1)	39,442,798	13.4
Jiayuan Lin(2)	61,166,577	20.8
Langlang Zhou	—	—
Zuyu Tan	—	—
Yongyi Zhang	—	—
Weibiao Zhan	—	—
Xiaoyu Liu	—	—
Zhipeng Song	—	—
Yun Ye	—	—
Chi Ming Lee***	—	—
Dongsheng Zhou***	—	—

Directors and Executive Officers as a Group	100,609,375	34.2
Principal Shareholders
Medway Brilliant Holding Limited(3)	61,166,577	20.8
WP Fintech(4)	53,431,125	18.2
Didi Chuxing(5)	43,484,992	14.8
Eagle Central Holding Limited(6)	39,442,798	13.4
Tencent Mobility Limited(7)	31,603,197	10.7
Taikang Offshore Entities(8)	15,802,058	5.4
Huaiyuan L.P.(9)	13,075,290	4.4

*	The business address for our directors and executive officers is 10A, Building 3, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200127, People’s Republic of China.
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
***	Each of Chi Ming Lee and Dongsheng Zhou has accepted their appointment to be an independent director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.
(1)	Represents 39,442,798 ordinary shares that are held by Eagle Central Holding Limited, or Eagle Central. All such ordinary shares will be designated into Class B ordinary shares on a one-for-one-basis upon the completion of this offering. Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. Eagle Central is further described in footnote 6 below. In addition, Eagle Central is a limited partner with 50.0% of partnership interest in Huaiyuan L.P. Huaiyuan L.P. is further described in footnote 9 below.

(2)	Represents (i) 39,882,922 ordinary shares that are held by Medway Brilliant Holding Limited, or Medway Brilliant, and (ii) 21,283,655 ordinary shares that are held by Xiehuai L.P. All of the 39,882,922 ordinary shares held by Medway Brilliant will be designated into Class B ordinary shares on a one-for-one-basis upon the completion of this offering. All of the 21,283,655 ordinary shares held by Xiehuai L.P. will be designated into Class A ordinary shares on a one-for-one-basis upon the completion of this offering. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. Xiehuai L.P. is a limited partnership established in the British Virgin Islands, of which Medway Brilliant is the general partner. Medway Brilliant and Xiehuai L.P. are further described in footnote 3 below. In addition, Medway Brilliant is a limited partner with 50.0% of partnership interest in Huaiyuan L.P. Huaiyuan L.P. is further described in footnote 9 below.
(3)	Represents (i) 39,882,922 ordinary shares that are held by Medway Brilliant and (ii) 21,283,655 ordinary shares that are held by Xiehuai L.P. All of the 39,882,922 ordinary shares held by Medway Brilliant will be designated into Class B ordinary shares on a one-for-one-basis upon the completion of this offering. All of the 21,283,655 ordinary shares held by Xiehuai L.P. will be designated into Class A ordinary shares on a one-for-one-basis upon the completion of this offering. Medway Brilliant is a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Jiayuan Lin. The registered address of Medway Brilliant is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

Xiehuai L.P. is a limited partnership established in the British Virgin Islands, of which Medway Brilliant is the general partner. The limited partners of Xiehuai L.P. include, among others, (i) Eagle Central, (ii) ZYY Holdings Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Yongyi Zhang, (iii) SZP Holdings Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Zhipeng Song and (iv) YEYUN Holdings Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Ms. Yun Ye. Eagle Central is further described in footnote 6 below. The registered address of Xiehuai L.P. is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)

Represents 53,431,125 Class A ordinary shares issuable upon conversion of 53,431,125 Series A-1 preferred shares held by Warburg Pincus Cango Fintech Investment Company Limited, a British Virgin Islands business company (“WP Fintech”). The direct parents of WP Fintech are (i) Warburg Pincus Private Equity XII, L.P., a Delaware limited partnership (“WP XII”), (ii) Warburg Pincus Private Equity XII-B, L.P., a Delaware limited partnership (“WP XII-B”), (iii) Warburg Pincus Private Equity XII-D, L.P., a Delaware limited partnership (“WP XII-D”), (iv) Warburg Pincus Private Equity XII-E, L.P., a Delaware limited partnership (“WP XII-E”), (v) WP XII Partners, L.P., a Delaware limited partnership (“WP XII Partners”), (vi) Warburg Pincus XII Partners, L.P., a Delaware limited partnership (“Warburg Pincus XII Partners” and, together with WP XII, WP XII-B, WP XII-D, WP XII-E and WP XII Partners, the “WP XII Funds”), (vii) Warburg Pincus China (Cayman), L.P., a Cayman Islands limited partnership (“WPC Cayman”), and (viii) Warburg Pincus China Partners (Cayman), L.P., a Cayman Islands limited partnership (“Warburg Pincus China Cayman Partners” and, together with WPC Cayman, the “WPC Cayman Funds”). Warburg Pincus XII, L.P., a Delaware limited partnership (“WP XII GP”), is the general partner of the WP XII Funds. WP Global LLC, a Delaware limited liability company (“WP Global”), is the general partner of WP XII GP. Warburg Pincus Partners II, L.P., a Delaware limited partnership (“WPP II”), is the managing member of WP Global. Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP”), is the general partner of WPP II. Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WPP GP. Warburg Pincus (Cayman) China GP, L.P., a Cayman Islands limited partnership (“WPC Cayman GP”), is the general partner of the WPC Cayman Funds. Warburg Pincus (Cayman) China GP LLC, a Delaware limited liability company (“WPC Cayman GP LLC”), is the general partner of WPC Cayman GP. Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”), is the managing member of WPC Cayman GP LLC. Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda”), is the general partner of WPP II Cayman. Charles R. Kaye and Joseph P. Landy are each (i) Managing General Partners of WP, (ii) Directors and Co-Chairmen of WP Bermuda, and (iii) the Managing Members and Co-Chief Executive Officers of Warburg Pincus LLC, a New York limited liability company

(“WP LLC”), and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017, U.S.A.
(5)	Represents (i) 4,740,480 Class A ordinary shares upon conversion of 4,740,480 Series B preferred shares held by Links Advance Holdings Limited and (ii) 38,744,512 Class A ordinary shares upon conversion of 38,744,512 Series C preferred shares held by DiDi Sunshine Investments L.P. Links Advance Holdings Limited is controlled by Didi Chuxing. DiDi Sunshine Investments L.P. is an exempted limited partnership organized in the Cayman Islands. Its general partner is a wholly-owned subsidiary of Didi Chuxing. The general partner exercises the voting rights with respect to the shares held by the limited partnership. The general partner disclaims beneficial ownership of our shares except to the extent of its pecuniary interest in the limited partnership.
(6)	Eagle Central is a limited liability company established in the British Virgin Islands that is controlled by Mr. Xiaojun Zhang. The registered address of Eagle Central is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.
(7)	Represents 31,603,197 Class A ordinary shares upon conversion of 31,603,197 Series B preferred shares held by Tencent Mobility Limited, a limited liability company established in Hong Kong. Tencent Mobility Limited is wholly owned by Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange. The registered address of Tencent Mobility Limited is 29/F, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.
(8)	Represents (i) 7,901,029 Class A ordinary shares upon conversion of 7,901,029 Series B preferred shares held by Magic Spark Inc., a limited liability company established in the Cayman Islands, and (ii) 7,901,029 Class A ordinary shares upon conversion of 7,901,029 Series B preferred shares held by TK Autolink Inc., a limited liability company established in the Cayman Islands. Magic Spark Inc. is wholly owned by Taikang Life Insurance Co., Ltd., which in turn is wholly owned by Taikang Insurance Group Inc. TK Autolink Inc. is indirectly controlled by Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership) (“Shandong Fund”). Beijing Taikang Investment Co., Ltd. is one of the two general partners of Shandong Fund. Beijing Taikang Investment Co., Ltd. is indirectly controlled by Taikang Insurance Group Inc. Each of Taikang Life Insurance Co., Ltd. and Taikang Insurance Group Inc. is an insurance company established in the PRC. The registered address of Magic Spark Inc. is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. The registered address of TK Autolink Inc. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1 – 1002, Cayman Islands.
(9)	Represents 13,075,290 ordinary shares that are held by Huaiyuan L.P., a limited partnership established in the British Virgin Islands, of which SHOUYAN Holding Limited is the general partner. All such ordinary shares will be designated into Class A ordinary shares on a one-for-one-basis upon the completion of this offering. SHOUYAN Holding Limited is a limited liability company established in the British Virgin Islands that is wholly owned by Xu Shouyan. The limited partners of Huaiyuan L.P. are Medway Brilliant and Eagle Central. Medway Brilliant and Eagle Central are further described in footnotes 3 and 5 above, respectively. The registered address of Huaiyuan L.P. is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.

As of the date of this prospectus, none of our outstanding ordinary shares or convertible preferred shares is held by record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Voting Agreement

In May 2018, our co-founders Mr. Xiaojun Zhang and Mr. Jiayuan Lin entered into a voting agreement, which provides that they shall reach a consensus before exercising their voting rights with respect to our shares.

If no consensus could be reached, the decision made by Mr. Zhang prevails, subject to certain exceptions. The voting agreement will become effective upon the completion of this offering. The voting agreement will be terminated upon the earliest of certain specified events, such as disposal of all of either party’s equity interests in our company, the tenth anniversary of the date of the agreement or the entry into a termination agreement by the two parties.

Upon the completion of this offering, the co-founders will beneficially own all of 79,325,720 Class B ordinary shares issued and outstanding. In addition, Mr. Lin will beneficially own 21,283,655 Class A ordinary shares held by Xiehuai L.P. Our third amended and restated memorandum and articles of association provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share will be entitled to one vote, while each Class B ordinary share will be entitled to 20 votes. The co-founders will collectively exercise     % of the aggregate voting power of our issued and outstanding share capital immediately after this offering, assuming no exercise by the underwriters of options to purchase additional ADSs.

Historical Changes in Our Shareholding

See “Description of Share Capital—History of Securities Issuances” for historical changes in our shareholding.

RELATED PARTY TRANSACTIONS

Transactions with Jincheng Bank

We provide automotive financing facilitation services to Jincheng Bank. For additional information as to our collaboration with Jincheng Bank, see “Business—Our Relationships with Our Platform Participants—Financial Institutions.” Mr. Xiaojun Zhang, our co-founder and chairman, served as a director of Jincheng Bank from July 2014 to September 2017. As a result, Jincheng Bank was a related party during such period.

The average term of financing transactions funded by Jincheng Bank on our platform was approximately 33 months in 2016 and 2017. We recognized RMB287.3 million of revenues relating to service fees for automotive financing facilitation services provided to Jincheng Bank in 2016. We recognized RMB526.4 million (US$83.9 million) of revenues relating to such service fees in the nine months ended September 30, 2017, after which Jincheng Bank was no longer a related party.

Amounts due from Jincheng Bank were RMB129.6 million as of December 31, 2016, relating to service fees for automotive financing facilitation services. Jincheng Bank was no longer a related party as of December 31, 2017, and account receivables due from Jincheng Bank were not included in amounts due from related parties as of December 31, 2017.

We held long-term investments of RMB185.8 million and RMB191.0 million (US$30.4 million) related to asset-backed securities issued by Jincheng Bank as of December 31, 2016 and 2017, respectively.

Transactions with Shanghai Autohome

We provide automotive financing facilitation services to Shanghai Autohome. We currently own 50% equity interest in Shanghai Autohome. Upon the completion of the Acquisition, Shanghai Autohome will become our wholly-owned consolidated subsidiary.

We recognized RMB32.1 million, RMB20.9 million (US$3.3 million) and RMB3.5 million (US$0.6 million) of revenues relating to service fees for automotive financing facilitation services provided to Shanghai Autohome in 2016, 2017 and March 31, 2018, respectively.

Amounts due from Shanghai Autohome were RMB9.0 million, RMB1.3 million (US$0.2 million) and RMB1.1 million (US$0.2 million) as of December 31, 2016, 2017 and March 31, 2018, respectively, relating to service fees for automotive financing facilitation services.

Amounts due to Shanghai Autohome were RMB0.5 million, RMB10.0 thousand (US$1.6 thousand) and RMB4.7 million (US$0.7 million) as of December 31, 2016, 2017 and March 31, 2018, respectively, relating to deposits paid by Shanghai Autohome.

We provided guarantees as to Shanghai Autohome’s borrowings of RMB488.9 million, RMB420.0 million (US$67.0 million) and RMB547.0 million (US$87.2 million) as of December 31, 2016, 2017 and March 31, 2018, respectively.

Transactions with Other Equity Method Investees

We own 46% of equity interest in Hebei Jiahui Consultation Service Co., Ltd., or Hebei Jiahui, and we own 49% of equity interest in Liaoning Jun’an Automobile Consultation Service Co., Ltd., or Liaoning Jun’an. Hebei Jiahui and Liaoning Jun’an have ceased business operations, and we expect that such companies’ assets will be liquidated.

Amounts due to Hebei Jiahui were RMB0.7 million, RMB1.2 million (US$0.2 million) and RMB1.2 million (US$0.2 million) as of December 31, 2016, 2017 and March 31, 2018, respectively, relating to interest-free loans to us.

Amounts due to Liaoning Jun’an were RMB3.3 million, RMB4.3 million (US$0.7 million) and RMB4.3 million (US$0.7 million) as of December 31, 2016, 2017 and March 31, 2018, respectively, relating to interest-free loans to us.

Contractual Arrangements with Our Consolidated VIE and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in VATS in China. As we plan to engage in VATS businesses, including value-added online services for platform participants, in the future, we currently conduct our operations mainly through our consolidated VIE and its subsidiaries. We effectively control the consolidated VIE through a series of contractual arrangements with the consolidated VIE, its shareholders and Can Gu Long. As a result, we operate our relevant business through contractual arrangements among Can Gu Long, our wholly-owned PRC subsidiary, Shanghai Cango, our consolidated VIE, and its shareholders. For a description of these contractual arrangements, see “Our History and Corporate Structure—Contractual Arrangements among Can Gu Long, Shanghai Cango and Its Shareholders.”

Transactions with Shareholders of Our Consolidated VIE

Mr. Jiayuan Lin, our co-founder, chief executive officer and director, and Shanghai Wangjin Investment Management Co., Ltd., or Shanghai Wangjin, which is owned by Mr. Xiaojun Zhang, our co-founder and chairman, are both shareholders of our consolidated VIE.

Mr. Jiayuan Lin and Shanghai Wangjin have borrowed from us to purchase equity interest from other shareholders of our consolidated VIE who wished to sell such equity interest. Such borrowings bore floating rates of interest, and such borrowings were fully repaid in May 2018.

Amounts due from Jiayuan Lin were RMB37.7 million, RMB79.5 million (US$12.7 million) and RMB6.3 million (US$1.0 million) as of December 31, 2016 and 2017 and March 31, 2018, respectively. We recognized interest income of RMB2.4 million and RMB3.2 million (US$0.5 million) and RMB0.8 million (US$0.1 million) relating to interest due from Mr. Jiayuan Lin in 2016, 2017 and the three months ended March 31, 2018, respectively.

Amounts due from Shanghai Wangjin were RMB31.8 million and RMB42.8 million (US$6.8 million) as of December 31, 2016 and 2017, respectively. We recognized interest income of RMB0.9 million, RMB1.9 million (US$0.3 million) and RMB0.4 million (US$0.1 million) relating to interest due from Shanghai Wangjin in 2016, 2017 and the three months ended March 31, 2018, respectively.

Strategic Cooperation with Didi Chuxing

We are in the process of establishing a strategic partnership with Didi Chuxing, a leading ride-sharing technology company. Through a series of equity investments in the first half of 2018, Didi Chuxing has become a strategic shareholder of our company and beneficially owns 43,484,992 preferred shares, representing 14.8% of our outstanding shares as of the date of this prospectus. For further information, see “Principal Shareholders.”

In the second quarter of 2018, we launched a pilot program in a city in China to provide a variety of solutions to Didi Chuxing’s fleet. Drivers in the fleet finance their car purchases through financing leases facilitated by us. We pay service fees to Didi Chuxing based on a percentage of the amount of financing leases facilitated to the relevant drivers. In addition, we facilitate the sale of insurance products to the drivers. We also facilitate car sales to such drivers through our dealer network. We plan to form a comprehensive partnership with Didi Chuxing under this model and provide our solutions in additional cities to capitalize on Didi Chuxing’s large and rapidly expanding fleet.

Transaction with an Affiliate of WP Fintech

In connection with the Acquisition, we acquired Express Group Development Limited, an acquisition vehicle affiliated with WP Fintech, which held a contractual right to purchase 25% equity interest in Shanghai Autohome as its only material asset for a nominal price of one Hong Kong dollar in May 2018. For further information with respect to the Acquisition, see “Our History and Corporate Structure—Our Corporate Structure.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

For a description of the registration rights of certain shareholders, see “Description of Share Capital—Registration Rights.”

Pursuant to the shareholders agreement, we may not set up any joint venture, partnership or enter into any strategic cooperation arrangements with certain competitors of Didi Chuxing, for so long as Didi Chuxing’s shareholding percentage in our company is not lower than five percent.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital was US$50,000 divided into (i) 330,760,095 ordinary shares of par value US$0.0001 each, (ii) 53,431,125 Series A-1 convertible preferred shares of par value US$0.0001 each, (iii) 2,179,215 Series A-2 convertible preferred shares of par value US$0.0001 each, (iv) 10,308,663 Series A-3 convertible preferred shares of par value US$0.0001 each, (v) 61,942,726 Series B convertible preferred shares of par value US$0.0001 each and (vi) 41,378,176 Series C convertible preferred shares of par value US$0.0001 each.

As of the date of this prospectus, there were 124,969,987 ordinary shares and 169,239,905 convertible preferred shares issued and outstanding.

Upon the closing of this offering, we will have                  Class A ordinary shares and 79,325,720 Class B ordinary shares issued and outstanding, excluding (i) Class A ordinary shares issuable upon the exercise of outstanding options under our share incentive plan and (ii) Class A ordinary shares reserved for future issuance under our share incentive plan. All of our Class A ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our Class A ordinary shares to be issued in the offering will be issued as fully paid. Our authorized share capital post-offering will be US$50,000 divided into 500,000,000 shares of par value of US$0.0001 each, comprising (i) 420,674,280 Class A ordinary shares of par value US$0.0001 each and (ii) 79,325,720 Class B ordinary shares of par value US$0.0001 each.

Our third amended and restated memorandum and articles of association will become effective immediately prior to completion of this offering. The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our Class A and Class B ordinary shares.

Ordinary Shares

General

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our third amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our third amended and restated memorandum and articles of association.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares

Subject to the restrictions contained in our third amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, or which is issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase and Redemption of Ordinary Shares

The Companies Law and our third amended and restated articles of association permit us to purchase our own shares. In accordance with our third amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-third of all voting power of our share capital in issue.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find More Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

However, no alteration contemplated above, or otherwise, may be made to the par value of the Class A ordinary shares or Class B ordinary shares unless an identical alteration is made to the par value of the Class B ordinary shares and Class A ordinary shares, as the case may be.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the NYSE rules in lieu of following home country practice after the closing of this offering. The NYSE rules require that every company listed on the NYSE hold an annual general meeting of shareholders. In addition, our third amended and restated articles of association allow our directors to call special meetings of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent seventy-five per cent in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

All the agreements under our contractual arrangements as to our consolidated VIE provide for the resolution of disputes through arbitration in China. In addition, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. These arbitration provisions have no effect on the rights of our shareholders to pursue claims against us in the United States under United States federal securities laws.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs, charges, actions and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our third amended and restated articles of association provide that shareholders may not approve corporate matters by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our third amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our third amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated articles of association, directors may be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law and our third amended and restated articles of association, our company may be dissolved, liquidated or wound up by a majority of not less than two thirds of votes cast by members attending and voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our third amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

The following is a summary of our securities issuances since January 2015. None of transactions set forth below involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following transactions was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Subscription of Registered Capital of Shanghai Cango

In May 2017, Warburg Pincus Financial Global Ltd. subscribed for RMB37.3 million of Shanghai Cango’s registered capital for consideration of RMB500.0 million. In July 2017, an investor subscribed for RMB9.5 million of Shanghai Cango’s registered capital for consideration of RMB200.0 million.

In December 2017, the Taikang Onshore Entities (including Taikang Life Insurance Co., Ltd. and Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)) subscribed for RMB14.6 million of Shanghai Cango’s registered capital for consideration of RMB500.0 million.

In January 2018, five investors, including Tencent Mobility Limited, subscribed for RMB38.0 million of Shanghai Cango’s registered capital for consideration of RMB1.3 billion.

Securities Issuances by Us

In the fourth quarter of 2017, we issued 120,126,900 of our ordinary shares to five investors, including Medway Brilliant Holding Limited, Eagle Central Holding Limited, Xiehuai L.P. and Huaiyuan L.P., for consideration of US$12,013. In March 2018, we issued 4,843,087 of our ordinary shares to four investors, including Eagle Central Holding Limited, Xiehuai L.P. and Huaiyuan L.P., for consideration of US$484.

In March 2018, we issued 53,431,125 of our Series A-1 preferred shares to Warburg Pincus Cango Fintech Investment Company Limited for consideration of US$5,343, 2,179,215 of our Series A-2 preferred shares to an investor for consideration of US$218 and 10,308,663 of our Series A-3 preferred shares to an investor for consideration of US$1,031.

In March 2018, we issued 61,942,726 of our Series B preferred shares to nine investors, including Tencent Mobility Limited, for consideration of US$6,194.

In June 2018, we issued 38,744,512 of our Series C preferred shares to DiDi Sunshine Investments L.P. and 2,633,664 of our Series C preferred shares to another investor. The aggregate consideration for the issuance of Series C preferred shares is US$245.6 million, or US$5.9363 per share.

Non-Compete

Pursuant to the shareholders agreement entered into in June 2018, for so long as Mr. Xiaojun Zhang, Mr. Jiayuan Lin, or any of the three British Virgin Islands limited partnerships, Huaiyuan L.P., Minghuai L.P., and Xiehuai L.P., hold an equity interest in our company and until the later of (i) two years after Mr. Zhang, Mr. Lin and the three British Virgin Islands limited partnerships cease to be a shareholder, director or employee, as applicable, of us or certain of our subsidiaries and (ii) the consummation of a qualified initial public offering, each of Mr. Zhang, Mr. Lin and their respective wholly-owned holding companies shall not, and shall cause, among others, certain of their family members, our senior management, certain of our directors, and the key employees of our subsidiaries not to, directly or indirectly, (a) own, manage, engage in, operate, control, work for, consult with, render services for, do business with, provide financial assistance to maintain any interest in, or participate in the ownership, management, operation or control of, any business that is related to or otherwise competes with the business operations of us and our subsidiaries, (b) solicit any customer or potential customer of us or our subsidiaries for the purpose of offering to such customer goods or services similar to or competing with those offered by us and our subsidiaries, or canvass or solicit any past or potential supplier, agent, licensor, customer of us or our subsidiaries for the purpose of inducing any such person to terminate or to avoid from maintaining or entering into a business relationship with us or our subsidiaries, (c) solicit or entice away any director, officer, consultant or employee of us or our subsidiaries, or endeavor to do so, (d) execute any agreement, make any covenant or take any other arrangement that restrains or prejudices the conduct of then current business by us or our subsidiaries, or is likely to do so.

Registration Rights

Pursuant to our shareholders agreement, we have granted certain registration rights to holders of our registrable securities. Set forth below is a description of the registration rights under this agreement.

Demand Registration Rights

At any time or from time to time after the date that is six (6) months after the closing of this offering, holders of twenty percent (20%) or more of the voting power of the registrable securities then outstanding have the right to demand that we effect a registration under the Securities Act covering the registration of all or part of their registrable securities, so long as the anticipated aggregate offering price net of underwriting discounts and commissions of the securities to be sold under the registration statement exceeds US$10,000,000. We, however, are not obligated to effect a demand registration if we have already effected two demand registrations, unless less than all of the registrable securities sought to be included in the demand registration were sold.

Form F-3/S-3 Demand Registration Rights

When eligible for use of form F-3/S-3, holders of ten percent (10%) or more of the voting power of the registrable securities then outstanding have the right to demand that we file a registration statement on Form F-3/S-3 (or any comparable form for registration in a jurisdiction other than the U.S.). Registration pursuant to Form F-3/S-3 registration rights is deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their Form F-3/S-3 registration rights. We, however, are not obligated to effect a registration on Form F-3/S-3 if, among other things, we have already effected two such registrations within any twelve-month period preceding the date of the registration request, unless less than all of the registrable securities sought to be included in the Form F-3/S-3 registration were sold due to marketing factors requiring limitation of the number of registrable securities to be underwritten upon the advice of the managing underwriter, or for any reason other than solely due to the action or inaction of their holder.

Piggyback Registration Rights

If we propose to file a registration statement in connection with a public offering of securities of our company other than relating to an employee share option plan, corporate reorganization or transaction under Rule 145 of the Securities Act, or on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities and does not permit secondary sales, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. Registration pursuant to piggyback registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their piggyback registration rights.

Expenses of Registration

We will pay all expenses, including the underwriting discounts and selling commissions applicable to the sale of the registrable securities, as well as all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for our company and fees and disbursement of one counsel for all selling holders, incurred in connection with any piggyback registration or demand registration, whether or not on Form F-3/S-3. We will not, however, be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, whether or not on Form F-3/S-3, if the registration request is subsequently withdrawn by the holders of no less than a majority of the voting power of the registrable securities requested to be registered, subject to certain exceptions.

Termination of Registration Rights

The registration rights discussed above shall terminate on the earlier of (i) the date that is three (3) years from the date of closing of a qualified initial public offering, and (ii) with respect to any holder, the date on which such holder may sell all of its registrable securities under Rule 144 of the Securities Act in any ninety (90)-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 9/F., Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

We will appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement will be on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,                  Class A ordinary shares that are on deposit with the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary bank may agree to change the ADS-to-Class A ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the Class A ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class A ordinary shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancelation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary bank’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the Class A ordinary shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable Class A ordinary shares with the beneficial ownership rights and interests in such Class A ordinary shares being at all times vested with the beneficial owners of the ADSs representing the Class A ordinary shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the Class A ordinary shares deposited or modify the ADS-to-Class A ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Class A ordinary shares ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Class A ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional Class A ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Class A ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, Class A ordinary shares or rights to subscribe for additional Class A ordinary shares we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary bank all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Class A Ordinary Shares

The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancelation, consolidation or any other reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A Ordinary Shares

Upon completion of this offering, the Class A ordinary shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in this prospectus.

After the closing of this offering, the depositary bank may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the Class A ordinary shares.

•	The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A ordinary shares Upon Cancelation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancelation and then receive the corresponding number of underlying Class A ordinary shares at the custodian’s offices. Your ability to withdraw the Class A ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands law considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancelation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancelation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of Class A ordinary shares are described in “Description of Share Capital.”

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by show of hands unless a poll is demanded. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S. 5¢ per ADS issued

• Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancelation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancelations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancelation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancelation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary bank may make available to owners of ADSs a means to withdraw the Class A ordinary shares represented by ADSs and to direct the depositary of such Class A ordinary shares into an unsponsored American depositary share program established by the depositary bank. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancelation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Class A ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Class A ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

•	Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary bank may issue to broker/dealers ADSs before receiving a deposit of Class A ordinary shares or release Class A ordinary shares to broker/dealers before receiving ADSs for cancelation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary bank and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the Class A ordinary shares on deposit in the aggregate) and imposes a number of conditions on such transactions (e.g., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement and the ADRs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Class A ordinary shares (including Class A ordinary shares represented by ADSs) is governed by the laws of the Cayman Islands.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY BANK.

SHARES ELIGIBLE FOR FUTURE SALE

Upon closing of this offering, we will have ADSs outstanding representing approximately         % of our ordinary shares (or ADS outstanding representing approximately         % of our ordinary shares if the underwriters exercise in full the over-allotment option). In addition, options to purchase an aggregate of approximately 5,569,105 ordinary shares will be outstanding as of the closing of this offering.

All of the ADSs sold in this offering and the Class A ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Pursuant to Rule 144, ordinary shares will be eligible for sale at various times after the date of this prospectus, subject to the lock-up agreements.

Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or ADSs, and while our application has been made to list our ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

[We, our directors, executive officers and our existing shareholders] have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; and

•	the average weekly trading volume of our ADSs on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in “brokers’ transactions” as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transaction as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of US$50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also must be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon closing of this offering, the holders of 169,239,905 of our Class A ordinary shares or their transferees (or the holders of our ordinary shares or their transferees if the underwriters exercise in full the over-allotment option) will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following is a general summary of certain Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and Class A ordinary shares. To the extent that the discussion below relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion below relates to matters of PRC tax law, it is the opinion of Fangda Partners, our PRC counsel. To the extent that the discussion below relates to matters of United States federal income tax law, it is the opinion of Simpson Thacher & Bartlett LLP, our United States counsel. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and a 10% tax would be imposed with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. Furthermore, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which we will apply to list on the NYSE) will be readily tradable on an established securities market in the United States once they are so listed. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation. See “Taxation—People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income.The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected price of our ADSs in this offering), we do not believe we were a passive foreign investment company (a “PFIC”) for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIE. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs once the ADSs are listed on the NYSE which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It is intended that only the ADSs and not the Class A ordinary shares will be listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option would only be available to you if we comply with the requirements necessary to permit you to make this election (and no assurances can be given in this regard).

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Morgan Stanley & Co. International plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs (Asia) L.L.C., are acting as joint book- running managers of this offering and as the representatives of the underwriters. The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, NY 10036, United States of America. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Underwriters	Number of ADSs
Morgan Stanley & Co. International plc
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman Sachs (Asia) L.L.C.

Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters’ option to purchase additional ADSs described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$             per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

Certain of the underwriters are not broker-dealers registered with the SEC. Therefore, to the extent they intend to make any offers or sales of ADSs in the United States, they will do so only through one or more registered broker-dealers in compliance with applicable securities law and regulations, and FINRA rules. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC.

Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional              ADSs from us at the offering price listed on the cover of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

Commissions and Expenses

Total underwriting discounts and commissions to be paid to the underwriters represent             % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Discounts and commissions paid by us	US$	US$	US$

We have agreed to pay all fees and expenses that we occur in connection with the offering. [We have agreed to reimburse the underwriters for certain expenses up to US$             relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc.]

Lock-Up Agreements

[We have agreed that, without the prior written consent of the representatives of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the ordinary shares or ADSs within the meaning of Section 16 of the Exchange Act; (iv) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (v) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to (A) the sale of the ADSs and the ordinary shares represented by such ADSs in this offering; (B) the issuance of ordinary shares or ADSs or the grant of restricted shares, restricted ADSs or options to purchase ordinary shares under our share incentive plan; and (C) the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is otherwise described in this prospectus.

[Each of our directors, executive officers and our existing shareholders] has agreed that, without the prior written consent of the representatives of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or file, or participate in the filing of, a registration statement with the SEC in respect of, any ordinary shares or ADSs, or any options or warrants to purchase any ordinary shares or ADSs, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares or ADSs, whether now owned or hereinafter acquired, owned directly by our directors, executive officers and our existing shareholders (including holding as a custodian) or with respect to which they have beneficial ownership within the rules and regulations of the SEC. The foregoing restriction is expressly agreed to preclude each of our directors, executive officers, and existing shareholders from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of his or her securities even if such securities would be disposed of by someone other than themselves. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, swap or sale or grant of any right (including without limitation any put or call option) with respect to any of their securities or with respect to any security that includes or relates to, or derives any significant part of its value from such ordinary shares or ADSs. The restrictions above are subject to certain customary exceptions.

In addition, through a letter agreement, we will instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

The representatives of the underwriters, in their sole discretion, on behalf of the underwriters may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.]

New York Stock Exchange Listing

The ADSs have been approved for listing on the New York Stock Exchange under the symbol             .

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell ADSs in the open market.

These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriter may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option.

The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and any of these activities may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing, investment research, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services and other services for us and to persons and entities with relationships with us, for which they received or will receive customary fees and commissions.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of us and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also make or communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required.

Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investor” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus is not intended to constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. No offer or invitation may be made to the public in the Cayman Islands to subscribe for or purchase the ordinary shares or any ADS. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or each a Relevant Member State, an offer to the public of any ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Indonesia

This prospectus does not, and is not intended to, constitute a public offering in Indonesia under Law Number 8 of 1995 regarding Capital Market. This prospectus may not be distributed in the Republic of Indonesia and the ADSs may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.

Israel

In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

•	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

•	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

•	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

•	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

•	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

•	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

•	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

•	an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securitise and Establishment of Investment Funds”, its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

The offering of the ADSs has not been and will not be approved by the Securities Commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian Capital Markets and Services Act 2007, or CMSA. Accordingly, no ADSs or invitation to purchase is being made to any person in Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of Schedule 5 of the CMSA and distributed only by a holder of a Capital Markets Services License who carries on the business of dealing in securities.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Philippines

THE ADSS BEING OFFERED OR SOLD HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE OF THE PHILIPPINES, OR THE SRC. ANY FUTURE OFFER OR SALE OF THE ADSS WITHIN THE PHILIPPINES IS SUBJECT TO THE REGISTRATION REQUIREMENTS UNDER THE SRC UNLESS SUCH OFFER OR SALE QUALIFIES AS A TRANSACTION EXEMPT FROM THE REGISTRATION UNDER THE SRC.

Accordingly, this prospectus, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the ADSs, may not be circulated or distributed in the Philippines, and the ADSs may not be offered or sold, or be made the subject of an invitation for subscription or purchase, to persons in the Philippines, other than (i) to qualified investors in transactions that are exempt from the registration requirements of the SRC; and (ii) by persons licensed to make such offers or sales in the Philippines.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only an shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan through a public offering or in such an offering that require registration, filing or approval of the Financial Supervisory Commission of Taiwan except pursuant to the applicable laws and regulations of Taiwan and the competent authority’s ruling thereunder.

Thailand

This prospectus does not, and is not intended to, constitute a public offering in Thailand. The ADSs may not be offered or sold to persons in Thailand, unless such offering is made under the exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the shares to the public for the purposes of the Securities and Exchange Act of 1992 of Thailand, nor require approval from the Office of the Securities and Exchange Commission of Thailand.

United Arab Emirates

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Vietnam

This offering of ADSs has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars. The ADSs will not be offered or sold in Vietnam through a public offering and will not be offered or sold to Vietnamese persons other than those who are licensed to invest in offshore securities under the Law on Investment of Vietnam.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$
NYSE listing fee
Financial Industry Regulatory Authority filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

These expenses will be borne by us, except for underwriting discounts and commissions, which will be borne by us in proportion to the numbers of ADSs sold in the offering by us, respectively.

LEGAL MATTERS

We are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York state law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Tian Yuan Law Firm. Conyers Dill & Pearman may rely upon Fangda Partners with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon Tian Yuan Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Cango Inc. and Shanghai Autohome Financing Lease Co., Ltd. at December 31, 2017 and 2016 and for the years then ended, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The office of Ernst & Young Hua Ming LLP is located at 50/F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s web site at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CANGO INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cango Inc.,

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cango Inc. (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, shareholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/  Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, the People’s Republic of China

May 4, 2018, except for Note 26, as to which the date is June 22, 2018

CANGO INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
		2016	2017
	Note	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		44,989,215	803,270,815	128,060,264
Restricted cash		1,010,998	10,060,360	1,603,858
Short-term investments	3	106,000,000	62,380,000	9,944,839
Accounts receivable, net (net of allowance of RMB nil as of December 31, 2016 and 2017, respectively)	4	469,385	85,595,207	13,645,890
Financing receivables, net (net of allowance of RMB nil and RMB156,124 (US$ 24,890) as of December 31, 2016 and 2017, respectively)		—	832,052	132,649
Short-term amounts due from related parties	21	138,559,323	1,253,833	199,890
Prepaid expenses and other current assets	5	11,024,270	144,858,222	23,093,808

Total current assets		302,053,191	1,108,250,489	176,681,198

Non-current assets
Restricted cash		—	319,352,347	50,912,277
Long-term investments	6	185,800,000	191,002,602	30,450,308
Equity method investments	7	70,803,382	165,659,951	26,410,093
Property and equipment, net	8	3,888,392	9,751,738	1,554,656
Intangible assets	9	1,227,474	1,701,770	271,302
Deferred tax assets	17	54,888,520	67,774,187	10,804,800
Long-term amounts due from related parties	21	69,496,274	122,383,094	19,510,744
Other non-current assets	10	26,699,307	10,991,399	1,752,288

Total non-current assets		412,803,349	888,617,088	141,666,468

TOTAL ASSETS		714,856,540	1,996,867,577	318,347,666

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
		2016	2017
	Note	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of RMB 85,854,197 and RMB 328,522,735 (US$ 52,374,252) as of December 31, 2016 and 2017, respectively)	12	85,854,197	328,522,735	52,374,252
Short-term amounts due to related parties (including short-term amounts due to related parties of the consolidated VIE without recourse to the Company of RMB 4,515,000 and RMB 5,525,000 (US$ 880,815) as of December 31, 2016 and 2017, respectively)	21	4,515,000	5,525,000	880,815
Risk assurance liabilities (including risk assurance liabilities of the consolidated VIE without recourse to the Company of RMB 149,787,763 and RMB 129,935,457 (US$ 20,714,769) as of December 31, 2016 and 2017, respectively)	13	149,787,763	129,935,457	20,714,769
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Company of RMB 46,717,244 and RMB 62,320,855 (US$ 9,935,410) as of December 31, 2016 and 2017, respectively)		46,717,244	62,320,855	9,935,410

Total current liabilities		286,874,204	526,304,047	83,905,246

Non-current liabilities
Long-term debt (including long-term debt of the consolidated VIE without recourse to the Company of RMB 189,572,500 and RMB 175,000,000 (US$ 27,899,117) as of December 31, 2016 and 2017, respectively)	11	189,572,500	175,000,000	27,899,117
Other non-current liabilities (including other non-current liabilities of the consolidated VIE without recourse to the Company of RMB 27,322,652 and RMB 35,555,908 (US$ 5,668,448) as of December 31, 2016 and 2017, respectively)	14	27,322,652	35,555,908	5,668,448

Total non-current liabilities		216,895,152	210,555,908	33,567,565

Total liabilities		503,769,356	736,859,955	117,472,811

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
		2016	2017
	Note	RMB	RMB	US$
Commitments and contingencies	23

Mezzanine equity
Redeemable Convertible Preferred Shares
Series A-1 (US$ 0.0001 par value; 53,431,125 shares authorized, issued and outstanding as of December 31, 2016 and 2017)		1,501,153,698	1,501,153,698	239,319,213
Series A-3 (US$ 0.0001 par value; 10,308,663 shares authorized, issued and outstanding as of December 31, 2016 and 2017)		307,816,408	307,816,408	49,073,177
Series B (US$ 0.0001 par value; 61,942,726 shares authorized, issued and outstanding as of December 31, 2016 and 2017)		2,132,875,970	2,132,875,970	340,030,605

Total mezzanine equity		3,941,846,076	3,941,846,076	628,422,995

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED BALANCE SHEETS - continued

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
		2016	2017
	Note	RMB	RMB	US$
Shareholders’ (deficit) equity
Ordinary shares (US$ 0.0001 par value; 372,138,271 shares authorized, 124,969,987 shares issued and outstanding at December 31, 2016 and 2017; 500,000,000 shares authorized, 252,831,716 shares issued and outstanding, unaudited, pro forma)		83,145	83,145	13,255
Series A-2 preferred shares (US$ 0.0001 par value; 2,179,215 shares authorized and outstanding as of December 31, 2016 and 2017; nil of shares authorized, issued and outstanding, unaudited, pro forma)		1,450	1,450	231
Additional paid-in capital		4,611,881	4,100,000	653,636
Accumulated other comprehensive loss		—	(398,698)	(63,562)
Accumulated deficit		(3,750,749,590)	(2,711,414,472)	(432,263,252)
Total Cango Inc.’s deficit		(3,746,053,114)	(2,707,628,575)	(431,659,692)

Non-controlling interests		15,294,222	25,790,121	4,111,552

Total shareholders’ deficit		(3,730,758,892)	(2,681,838,454)	(427,548,140)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		714,856,540	1,996,867,577	318,347,666

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2016	2017
	Note	RMB	RMB	US$
Revenues
(Including related party amounts of RMB 319,436,092 and RMB 547,340,661 (US$ 87,258,977) for the years ended December 31, 2016 and 2017, respectively)		434,279,994	1,052,203,719	167,746,025

Operating cost and expenses
Cost of revenue	15	170,044,374	386,053,922	61,546,077
Sales and marketing		39,536,654	114,145,319	18,197,449
General and administrative		34,550,094	101,276,675	16,145,884
Research and development		4,999,844	19,418,576	3,095,778
Net loss (gain) on risk assurance liabilities		743,874	(38,866,874)	(6,196,294)
Provision for financing receivables		—	156,124	24,890

Total operation cost and expense		249,874,840	582,183,742	92,813,784

Income from operations		184,405,154	470,019,977	74,932,241

Interest income
(Including related party amounts of RMB 3,296,361 and RMB 5,086,733 (US$ 810,945) for the years ended December 31, 2016 and 2017, respectively)		4,099,155	16,164,309	2,576,971
(Loss) income from equity method investments		(9,987,809)	4,855,508	774,082
Interest expense		(449,690)	(12,993,624)	(2,071,489)
Foreign exchange loss, net		—	(25,403,473)	(4,049,911)
Other income	16	8,660,772	16,196,581	2,582,116
Other expenses		(232,208)	(378,846)	(60,397)

Net income before income taxes		186,495,374	468,460,432	74,683,613
Income tax expenses	17	(53,014,312)	(119,403,000)	(19,035,647)

Net income		133,481,062	349,057,432	55,647,966

Less: Net income attributable to non-controlling interests		4,575,078	8,047,621	1,282,980
Net income attributable to Cango Inc.’s shareholders		128,905,984	341,009,811	54,364,986

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
		2016	2017
	Note	RMB	RMB	US$
Earnings per share attributable to ordinary shareholders and Series A-2 preferred shareholder:
Basic and diluted	19	0.51	1.35	0.22
Weighted average shares used to compute earnings per share attributable to ordinary shareholders and Series A-2 preferred shareholder:
Basic	19	127,149,202	127,149,202	127,149,202
Diluted	19	252,831,716	252,831,716	252,831,716
Pro forma income per share attributable to ordinary shareholders—basic and diluted (unaudited)	19		1.15	0.18
Shares used in pro forma income per share computation—basic and diluted (unaudited)	19		295,898,332	295,898,332
Other comprehensive loss, net of tax	18
Unrealized losses on available-for-sale securities		—	(2,463,956)	(392,813)
Reclassification of losses to net income		—	2,065,258	329,251

Total comprehensive income, net of tax		133,481,062	348,658,734	55,584,404

Total comprehensive income attributable to non-controlling interests		4,575,078	8,047,621	1,282,980

Total comprehensive income attributable to Cango Inc.’s shareholders		128,905,984	340,611,113	54,301,424

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Attributable to Cango Inc.								Non- controlling interests	Total shareholders’ deficit
	Ordinary shares		A-2 convertible preferred shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Cango Inc.’s deficit
	Number of Shares	Amount	Number of shares	Amount
Balance at December 31, 2015	124,969,987	83,145	2,179,215	1,450	—	—	(3,879,655,574)	(3,879,570,979)	13,454,025	(3,866,116,954)
Share-based compensation (Note 22)	—	—	—	—	4,100,000	—	—	4,100,000	—	4,100,000
Purchase of subsidiary’s equity from non-controlling interests holder	—	—	—	—	511,881	—	—	511,881	(1,711,881)	(1,200,000)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(1,023,000)	(1,023,000)
Net income	—	—	—	—	—	—	128,905,984	128,905,984	4,575,078	133,481,062

Balance at December 31, 2016	124,969,987	83,145	2,179,215	1,450	4,611,881	—	(3,750,749,590)	(3,746,053,114)	15,294,222	(3,730,758,892)

Capital contribution by shareholders	—	—	—	—	698,661,704	—	—	698,661,704	—	698,661,704
Shareholder distribution	—	—	—	—	(698,661,704)	—	698,661,704	—	—	—
Sale of subsidiaries’ equity to non-controlling interests holders	—	—	—	—	(511,881)	—	(336,397)	(848,278)	2,448,278	1,600,000
Other comprehensive loss	—	—	—	—	—	(398,698)	—	(398,698)	—	(398,698)
Net income	—	—	—	—	—	—	341,009,811	341,009,811	8,047,621	349,057,432

Balance at December 31, 2017	124,969,987	83,145	2,179,215	1,450	4,100,000	(398,698)	(2,711,414,472)	(2,707,628,575)	25,790,121	(2,681,838,454)

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Cash flows from operating activities:
Net income	133,481,062	349,057,432	55,647,966
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,501,400	2,971,273	473,691
Share-based compensation expense	4,100,000	—	—
Loss (gain) on risk assurance liabilities	743,874	(38,866,874)	(6,196,294)
Provision of financing receivables	—	156,124	24,890
Loss (gain) from equity method investment	9,987,809	(4,855,508)	(774,082)
Loss on disposal of property and equipment	—	32,592	5,196
Foreign exchange loss, net	—	25,403,473	4,049,911
Deferred income tax expense (income)	2,863,061	(12,752,767)	(2,033,091)
Changes in operating assets and liabilities:
Accounts receivable	526,478	(85,125,822)	(13,571,059)
Financing receivables	—	(988,176)	(157,539)
Receivables from related parties	(141,984,860)	132,218,757	21,078,780
Other current and non-current assets	(23,050,832)	(64,476,000)	(10,278,991)
Payables to related parties	3,015,000	1,010,000	161,018
Risk assurance liabilities	(21,720,806)	19,014,568	3,031,369
Other current and non-current liabilities	113,564,407	266,504,344	42,487,061

Net cash provided by operating activities	83,026,593	589,303,416	93,948,826

Cash flows from investing activities:
Proceeds from redemption of short-term investments	205,071,101	1,463,310,000	233,286,038
Proceeds from sale of long-term investments	—	332,826,300	53,060,342
Proceeds from shareholder loans	38,024,160	3,000,000	478,271
Disposal of property and equipment and intangible assets	441,860	244,735	39,017
Purchase of short-term investments	(295,500,000)	(1,419,690,000)	(226,331,984)
Purchase of long-term investments	(185,800,000)	(338,560,500)	(53,974,508)
Purchases of property and equipment and intangible assets	(2,576,037)	(9,586,242)	(1,528,272)
Purchase of equity method investment	—	(141,500,000)	(22,558,429)
Loans provided to shareholders	(31,699,913)	(52,950,131)	(8,441,497)

Net cash used in investing activities	(272,038,829)	(162,905,838)	(25,971,022)

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Cash flows from financing activities:
Contribution from shareholders	—	698,661,704	111,383,111
Sale of subsidiaries’ equity to non-controlling interests holders	—	1,600,000	255,078
Proceeds from borrowings	189,369,514	400,340,000	63,823,614
Purchase of subsidiary’s equity from non-controlling interests holder	(1,200,000)	—	—
Repayment of borrowings	—	(414,912,500)	(66,146,813)
Distribution to shareholders	(1,023,000)	—	—

Net cash provided by financing activities	187,146,514	685,689,204	109,314,990

Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	(25,403,473)	(4,049,911)

Net (decrease) increase in cash, cash equivalents and restricted cash	(1,865,722)	1,086,683,309	173,242,883

Cash, cash equivalents and restricted cash at beginning of the year	47,865,935	46,000,213	7,333,516
Cash, cash equivalents and restricted cash at the end of the year	46,000,213	1,132,683,522	180,576,399

Including:
Cash, cash equivalents	44,989,215	803,270,815	128,060,264
Restricted cash	1,010,998	329,412,707	52,516,135

Supplemental disclosures of cash flow information:
Income taxes paid	19,766,908	116,552,157	18,581,156
Interest expense paid	202,986	13,240,328	2,110,820

The accompanying notes are an integral part of these consolidated financial statements.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION

Cango Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on October 9, 2017. The Company, through its subsidiaries, variable interest entity (“VIE”), and subsidiaries of the VIE, are principally engaged in the provision of automotive financing facilitation, automotive transaction facilitation, and aftermarket service facilitation in the People’s Republic of China (the “PRC”). The Company conducts its primary business operations through its VIE and the subsidiaries of the VIE.

In preparation of its initial public offering in the United States, the Company was restructured on March 23, 2018 (the “Restructuring date”) in order to establish the Company as the parent company. As part of the restructuring, the business operations of the VIE were transferred to the Company. In return, the Company issued 39,442,798 of ordinary shares to Eagle Central Holding Limited, a company wholly owned by Mr. Xiaojun Zhang, 39,882,922 of ordinary shares to Medway Brilliant Holding Limited, a company wholly owned by Mr. Jiayuan Lin, 13,075,290 of ordinary shares to Huaiyuan L.P., 11,285,322 of ordinary shares to Minghuai L.P., 21,283,655 of ordinary shares to Xiehuai L.P. as well as 53,431,125 of Series A-1 preferred shares, 2,179,215 of Series A-2 preferred shares, 10,308,663 of Series A-3 preferred shares (collectively “Series A”), and 61,942,726 of Series B preferred shares to the same group of third party shareholders of the VIE.

As the shareholdings in the Company and the VIE were identical immediately before and after the restructuring, the transaction was accounted for under common ownership, in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. Furthermore, the Series A and B preferred shares were recorded at fair value upon restructuring and presented on a retroactive basis.

As of December 31, 2017, the Company’s subsidiaries, VIE and subsidiaries of the VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
Cango Group Limited (“Cango HK”)	October 31, 2017	Hong Kong (“HK”)	100%	Investment holding
Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Cangulong” or Wholly Foreign Owned Enterprise “WFOE”)	January 25, 2018	PRC	100%	Investment holding

VIE
Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”)	August 30, 2010	PRC	Nil	Provision of automotive financing facilitation, automotive transaction facilitation and aftermarket service facilitation.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities

Subsidiaries of the VIE
Shanghai Wangjin Financial Information Service Co., Ltd. (“Shanghai Wangjin”)	June 21, 2013	PRC	Nil	Finance and information technology
Shanghai Huixie Automotive Service Co., Ltd. (“Shanghai Huixie”)	November 27, 2014	PRC	Nil	Automotive technology development, sale of automotive parts
Shanghai Cango Electronic Technology Co., Ltd. (“Electronic Technology”)	July 13, 2016	PRC	Nil	Automotive technology development, sale of automotive parts
Shanghai Cango Automobile Sales Co., Ltd. (“Automobile Sales”)	September 30, 2016	PRC	Nil	Sale of automobiles and automotive parts
Guangzhou Cango Automotive Information Consultation Service Co., Ltd. (“Guangzhou Cango”)	February 28, 2015	PRC	Nil	Automotive information consultation services
Tianjin Changtong Automotive Leasing Co., Ltd. (“Tianjin Changtong”)	January 10, 2013	PRC	Nil	Automotive leasing, automotive information consultation services
Shenyang Cango Automotive Information Consultation Co., Ltd. (“Shenyang Cango”)	January 27, 2015	PRC	Nil	Automotive information consultation services
Jiangsu Tongyuan Automotive Consulting Service Co., Ltd. (“Jiangsu Tongyuan”)	November 18, 2010	PRC	Nil	Automotive information consultation services
Nanjing Canyuan Automotive Service Co., Ltd. (“Nanjing Canyuan”)	April 3, 2015	PRC	Nil	Automotive information consultation services
Hubei Huaitai Automotive Consulting Service Co., Ltd. (“Hubei Huaitai”)	March 27, 2013	PRC	Nil	Automotive information consultation services
Sichuan Xintongda Automotive Service Co., Ltd. (“Sichuan Xintongda”)	December 6, 2010	PRC	Nil	Automotive leasing, automotive information consultation services
Chengdu Cango Automotive Service Co., Ltd. (“Chengdu Cango”)	October 13, 2015	PRC	Nil	Automotive leasing, automotive information consultation services
Xi’an Cango Automotive Consulting Service Co., Ltd. (“Xi’an Cango”)	February 6, 2015	PRC	Nil	Automotive information consultation services
Shijiazhuang Cango Automotive Leasing Co., Ltd. (“Shijiazhuang Cango”)	March 4, 2015	PRC	Nil	Automotive leasing, automotive information consultation services
Shanxi Huirui Automotive Consulting Service Co., Ltd. (“Shanxi Huirui”)	April 9, 2013	PRC	Nil	Automotive information consultation services
Henan Cango Automotive Service Co., Ltd. (“Henan Cango”)	April 22, 2015	PRC	Nil	Automotive leasing, automotive information consultation services
Heilongjiang Cango Automotive Information Consultation Co., Ltd. (“Heilongjiang Cango”)	November 9, 2015	PRC	Nil	Automotive information consultation services
Shandong Huaitong Automotive Consulting Service Co., Ltd. (“Shandong Huaitong”)	October 11, 2013	PRC	Nil	Automotive information consultation services
Hefei Cango Automotive Service Co., Ltd. (“Hefei Cango”)	February 10, 2015	PRC	Nil	Automotive leasing, automotive information consultation services

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Fujian Changhui Automotive Service Co., Ltd. (“Fujian Changhui”)	March 5, 2012	PRC	Nil	Automotive leasing, automotive information consultation services
Changsha Cango Automotive Service Co., Ltd. (“Changsha Cango”)	January 20, 2015	PRC	Nil	Automotive leasing, automotive information consultation services
Guangxi Canyuan Automotive Consulting Service Co., Ltd. (“Guangxi Canyuan”)	June 27, 2011	PRC	Nil	Automotive information consultation services
Guangxi Nanning Cango Automotive Consulting Service Co., Ltd. (“Nanning Cango”)	February 13, 2015	PRC	Nil	Automotive information consultation services
Jiangxi Cango Automotive Consulting Service Co., Ltd. (“Jiangxi Cango”)	February 12, 2015	PRC	Nil	Automotive information consultation services
Guizhou Cango Automotive Service Co., Ltd. (“Guizhou Cango”)	March 25, 2015	PRC	Nil	Automotive leasing, automotive information consultation services
Kunming Cango Automotive Information Consultation Service Co., Ltd. (“Kunming Cango”)	February 13, 2015	PRC	Nil	Automotive information consultation services
Beijing Cango Automotive Consulting Service Co., Ltd. (“Beijing Cango”)	August 8, 2017	PRC	Nil	Automotive information consultation services
Shanghai Wangtian Investment Co., Ltd. (“Shanghai Wangtian”)	February 10, 2015	PRC	Nil	Investment holding

On October 31, 2017, the Company incorporated a wholly-owned subsidiary, Cango HK, in Hong Kong. On January 25, 2018, the Company incorporated another wholly-owned subsidiary, Cangulong, in the PRC. On March 23, 2018, Shanghai Cango signed a series of contractual agreements with Cangulong and its nominee shareholders (the “VIE Agreements”).

The Company operates its business primarily through the VIE and the subsidiaries of the VIE. The Company, through the WFOE, entered into power of attorney and an exclusive option agreement with the nominee shareholders of the VIE, that gave the WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIE through the WFOE, which obligate the WFOE to absorb a majority of the risk of loss from the VIE’s activities and entitles the WFOE to receive a majority of their residual returns. In addition, the Company entered into a share pledge agreement for equity interests in the VIE held by the nominee shareholders of the VIE. On March 22, 2018, Cango Inc. agreed to provide unlimited financial support to the VIE for its operations. As a result of the VIE Agreements, the Company exercises effective control over the significant business activities of the VIE through the WFOE and provides unlimited financial support to the VIE. Therefore Cango Inc. is determined to be most closely associated with the VIE within the group of related parties and was considered to be the Primary Beneficiary of the VIE.

Despite the lack of technical majority ownership, the Company has effective control of the VIE through the VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIE. Through the VIE Agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

equity interest in the VIE to the Company. In addition, through the other exclusive agreements, which consist of exclusive option agreement, exclusive business cooperation agreement, and equity pledge agreement, the Company, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from the VIE that potentially could be significant to the VIE. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE and its consolidated subsidiaries as required by SEC Regulation S-X Rule 3A-02 and ASC topic 810 (“ASC 810”), Consolidation.

The following is a summary of the VIE Agreements:

(1)	Power of Attorney Agreements:

Pursuant to the power of attorney signed between Shanghai Cango’s nominee shareholders and the WFOE, each nominee shareholder irrevocably appointed the WFOE as its attorney-in-fact to exercise on each nominee shareholder’s behalf any and all rights that each nominee shareholder has in respect of its equity interest in Shanghai Cango (including but not limited to executing the exclusive right to purchase agreements, the voting rights and the right to appoint directors and executive officers of Shanghai Cango). This agreement is effective and irrevocable as long as the nominee shareholder remains a shareholder of Shanghai Cango.

(2)	Exclusive Option Agreement:

Pursuant to the exclusive option agreement entered into between Shanghai Cango’s nominee shareholders and the WFOE, the nominee shareholders irrevocably granted the WFOE a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIE, or any or all of the assets of the VIE, to the WFOE, or their designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Without the WFOE’s prior written consent, the VIE and its nominee shareholders cannot amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders are required to transfer all received distribution to the WFOE or their designees. This agreement is not terminated until all of the equity interest of the VIE is transferred to the WFOE or the person(s) designated by the WFOE. None of the nominee shareholders have the right to terminate or revoke the agreement under any circumstance unless otherwise regulated by law.

(3)	Exclusive Business Cooperation Agreement:

Pursuant to the exclusive business cooperation agreement entered into by the WFOE and Shanghai Cango and its subsidiaries, the WFOE provides exclusive technical support and consulting services in return for fees based on 100% of Shanghai Cango’s profit before tax, which is adjustable at the sole discretion of the WFOE. Without the WFOE’s consent, the VIE and its subsidiaries cannot procure services from any third party or enter into similar service arrangements with any other third party, other

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

(3)	Exclusive Business Cooperation Agreement - continued:

than the WFOE. In addition, the consolidated VIE granted the WFOE an exclusive right to purchase any or all of the business or assets of each of the profitable consolidated VIE and its subsidiaries at the lowest price permitted under PRC law. This agreement is irrevocable or can only be unilaterally revoked/amended by the WFOE.

(4)	Equity Pledge Agreement:

Pursuant to the equity pledge agreements, the nominee shareholders representing over 90% of the VIE’s equity interest have pledged all of their respective equity interests in the VIE to the WFOE as continuing first priority security interest to guarantee the nominee shareholders’ and the VIE’s obligations under the power of attorney agreement, the exclusive option agreement and the exclusive business cooperation agreement. The WFOE is entitled to collect dividends during the effective period of the share pledge unless it agrees otherwise in writing. If Shanghai Cango or any of the nominee shareholder breaches its contractual obligations, the WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Shanghai Cango in accordance with PRC law. None of the nominee shareholders may assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE without the written consent of the WFOE. This agreement is not terminated until all of the technical support and consulting and service fees are fully paid under the exclusive business cooperation agreement and all of Shanghai Cango’ obligations have been terminated under the other controlling agreements. The Company will register the equity pledge with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

In March 2018, the following supplementary agreements were entered into:

(1)	Financial support undertaking letter

Pursuant to the financial support undertaking letter, the Company is obligated to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations. The Company will not request repayment of the loans or borrowings if the VIE Entity or its shareholders do not have sufficient funds or are unable to repay.

(2)	Resolutions of the sole director of Cango Inc. (the “Resolutions”)

The sole director resolved that each of Mr. Xiaojun Zhang, Mr. Jiayuan Lin and Mr. Yongyi Zhang (each, an “Authorized Officer”) shall cause the WFOE to exercise its rights under the power of attorney agreements and the exclusive option agreement when the Authorized Officer determines that such exercise is in the best interests of the Company and the WFOE to do so.

In the opinion of the Company’s legal counsel, (i) the ownership structure of the PRC subsidiaries and the VIE, both currently and immediately after giving effect to the initial public offering, does not and will not violate applicable PRC laws and regulations; (ii) each of the VIE Agreements is valid, binding

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

(2)	Resolutions of the sole director of Cango Inc. (the “Resolutions”) - continued

and enforceable in accordance with its terms and applicable PRC laws or regulations and will not violate applicable PRC laws or regulations; (iii) the financial support letter issued by the Company to the VIE, dated on March 22, 2018 and the resolutions contained in the Resolutions are valid in accordance with the articles of association of the Company and Cayman Islands Law.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different than those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE.

In addition, if the current structure or any of the contractual arrangements is found to be in violation of any existing or future PRC laws or regulations, the Company could be subject to penalties, which could include, but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

Except for all assets of the consolidated trusts, there was no other pledge or collateralization of the VIE’s assets. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary Cangulong. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented. The table sets forth the assets and liabilities of the VIE’s included in the Company’s consolidated balance sheets:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Cash and cash equivalents	44,989,215	803,270,815	128,060,264
Restricted cash	1,010,998	10,060,360	1,603,858
Short-term investments	106,000,000	62,380,000	9,944,839
Accounts receivable, net	469,385	85,595,207	13,645,890
Financing receivables, net	—	832,052	132,649
Short-term amounts due from related parties	138,559,323	1,253,833	199,890
Prepaid expenses and other current assets	11,024,270	144,858,222	23,093,808

Total current assets	302,053,191	1,108,250,489	176,681,198

Restricted cash	—	319,352,347	50,912,277
Long-term investments	185,800,000	191,002,602	30,450,308
Equity method investments	70,803,382	165,659,951	26,410,093
Property and equipment, net	3,888,392	9,751,738	1,544,656
Intangible assets	1,227,474	1,701,770	271,302
Deferred tax assets	54,888,520	67,774,187	10,804,800
Long-term amounts due from related parties	69,496,274	122,383,094	19,510,744
Other non-current assets	26,699,307	10,991,399	1,752,288

Total non-current assets	412,803,349	888,617,088	141,666,468

Total assets	714,856,540	1,996,867,577	318,347,666

Total current liabilities	286,874,204	526,304,047	83,905,246
Total non-current liabilities	216,895,152	210,555,908	33,567,565

Total liabilities	503,769,356	736,859,955	117,472,811

The VIE’s net asset balance was RMB 211,087,184 and RMB 1,260,007,622 (US$ 200,874,856) as of December 31, 2016 and 2017.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income:

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Revenues	434,279,994	1,052,203,719	167,746,025
Net income	133,481,062	349,057,432	55,647,966

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Net cash provided by operating activities	83,026,593	589,303,416	93,948,826
Net cash used in investing activities	(272,038,829)	(162,905,838)	(25,971,022)
Net cash provided by financing activities	187,146,514	685,689,204	109,314,990

Consolidated trusts

The Company established trusts (“Trusts”) to invest in subordinated tranches of automobile backed loans. The Company contributed capital to these Trusts, determined the investment strategy, and is the sole beneficiary of these Trusts. These Trusts are administered by third party trust companies as the trustees. The Company consolidates these Trusts as it has the power to direct the activities of them that most significantly impacts their economic performance and the obligation to absorb losses of these Trusts that potentially could be significant to the Company.

For the year ended December 31, 2016, the Company invested in subordinated trust units of automobile backed loans issued by Jincheng Bank amounting to RMB185,800,000, which was classified as long-term investments. As of December 31, 2016, the investments in subordinated trust units of automobile backed loans were not in an unrealized loss position and no other-than-temporary impairment was recognized in earnings.

The table sets forth the assets and liabilities of the consolidated trusts included in the Company’s consolidated balance sheets:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Total non-current assets	187,676,775	141,534,200	22,563,881
Total non-current liabilities	—	125,000,000	19,927,941

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

Non-consolidated trust

As of December 31, 2016 and 2017, the Company (through its consolidated trusts) invested in subordinated tranches of automobile backed loans that were originated through a third party trust. The subordinated tranches provides specific returns based on the credit risk of the underlying loans. The Company does not have any additional liquidity arrangements, guarantees, or other commitments to the third party trust. The trust is held by and administered by a third party company as a trustee. The Company is not the primary beneficiary and does not consolidate this trust because the Company does not have power over decisions that significantly affect the trust’s economic performance. The Company accounts for the subordinated tranches of automobile backed loans as long-term investments. As of December 31, 2016 and 2017, the net carrying amount of the subordinated tranches of automobile backed loans was RMB 185,800,000 and RMB 191,002,602 (US$ 30,450,308), respectively, and the Company’s maximum exposure to loss in the trust, is limited to the subordinated tranches of automobile backed loans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE, and the subsidiaries of the VIE. All inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to revenue recognition, allowance for accounts receivable, allowance for financing receivables, fair value of risk assurance liabilities, share-based compensation, valuation allowance for deferred tax assets, fair value of assets and liabilities assumed in business combination, assessment of recoverability of the Company’s property and equipment, intangible assets, uncertain tax positions, fair value of convertible redeemable preferred shares and fair value of investments. Actual results could differ from these estimates.

Revenue recognition

The Company generates revenue primarily by providing automotive financing facilitation services and post-origination administrative services (“PAS”) to financial institutions. The Company entered into non-risk

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue recognition-continued

assured and risk assured facilitation arrangements with various financial institutions. Borrowers that pass the Company’s credit assessment processes are recommended to the financial institutions. Once the borrower is independently approved by the financial institutions, the financial institutions will directly fund the borrower’s automobile purchase and the Company will earn a loan facilitation fee from the financial institution. Additionally, the Company will provide PAS, such as tracking through telematics devices in the automobiles; and sending short-message-service (“SMS”) payment reminder to borrowers, throughout the terms of the loans. The Company determined that it is not the legal lender or legal borrower in the loan origination and repayment process, respectively. Therefore, the Company does not record loan receivables and payable arising from the loans between borrowers and financial institutions on its consolidated balance sheet.

The Company also generates revenue from other contingent fees, such as car recovery and disposal services.

In accordance with ASC 605, Revenue recognition (“ASC 605”), the Company recognizes revenue when the following four revenue recognition criteria are met:

(i)	Persuasive evidence of an arrangement exists;

(ii)	Services have been provided;

(iii)	The fee is fixed and determinable, and

(iv)	Collectability is reasonably assured.

Multiple element revenue recognition

For each successful loan facilitation, the Company earns a loan facilitation fee and a recurring service fee for PAS throughout the term of the loans. Borrowers make repayments directly to the financial institutions, and the financial institutions will then remit the loan facilitation fee and recurring service fee to the Company on a periodic basis. The two deliverables provided by the Company are loan facilitation and PAS. In addition, for certain arrangements, the Company may provide a risk assurance obligation to certain financial institutions which requires the Company to make either delinquent installment repayments and/or purchase the loans after a specified period on an individual loan basis. The Company considers the loan facilitation services and the PAS as a multiple element revenue arrangement, and the financial institutions as the sole customer in the arrangement. The Company first allocates the consideration to the risk assurance liability equaling to the fair value of the risk assurance liability if the Company provides a risk assurance obligation to the financial institution in the arrangement. The remaining consideration is then allocated to the loan facilitation services and PAS.

The Company does not have vendor specific objective evidence (“VSOE”) of selling price for the loan facilitation services and PAS because the Company does not provide loan facilitation services or PAS on a standalone basis. There is also no third-party evidence of the prices charged by third-party service providers when such services are sold separately. As a result, the Company uses its best estimate of selling prices of loan facilitation services and PAS as the basis of revenue allocation.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue recognition-continued

The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to PAS are deferred and amortized over the period of the loan on a straight line method as the PAS services are performed. In instances where the fee is not collected entirely upfront but over time, the amount allocated to the delivered loan facilitation services is limited to the amount that is not contingent on the delivery of the undelivered PAS in accordance with ASC 605-25. As the remaining consideration from the revenue arrangement is contingent on the borrower’s timely installment repayments to the financial institutions, the remaining loan facilitation service income is recorded when the contingency is resolved.

The loan facilitation services and post-origination administrative services are recorded as revenue in the consolidated statements of comprehensive income.

Cost of revenues

Cost of revenues consist primarily of commissions paid to car dealers who refer borrowers to the Company, employee compensation costs, cost of telematics devices installed in automobiles and third party outsourcing fees for vehicle repossession services. Cost of revenues are expensed as incurred when the corresponding services have been provided.

Foreign currency translation and transactions

The functional currency of the Company and Cango HK is the US$. The Company’s subsidiaries, VIE, and subsidiaries of the VIE with operations in the PRC adopted RMB as their functional currencies. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses RMB as its reporting currency. The financial statements of the Company and Cango HK are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive retained earnings (deficit), as a component of shareholders’ equity.

Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date.

Monetary assets and liabilities denominated in currencies other than the functional currency are re-measured into the functional currency at the rates of exchange prevailing at the balance sheet dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive income during the period or year in which they occur.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits, and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value. All cash and cash equivalents are unrestricted as to withdrawal and use.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Restricted cash

Restricted cash represents cash deposited with the respective financial institution customers as (i) general collaboration deposits, and (ii) guarantee deposits for risk assured arrangements. The Company is required to deposit 5% of the total outstanding loan balances under certain risk assured arrangements as of December 31, 2017 where financial institutions make corresponding deductions from the Company’s deposit account, when borrowers are delinquent in their installment repayments and/or when loans are required to be purchased by the Company after a specified delinquency period. Such restricted cash is not available to fund the general liquidity needs of the Company.

The balance of restricted cash deposited as general collaboration deposits was RMB 1,010,998 and RMB 10,060,360 (US$ 1,603,858) as of December 31, 2016 and 2017, respectively. The balance of restricted cash deposited as guarantee deposits for risk assured arrangements was RMB nil and RMB 319,352,347 (US$ 50,912,277) as of December 31, 2016 and 2017.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded in the period when loss is probable based on many factors, including the age of the balance, the customer’s payment history and current economic trends. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Bad debts are written off after all collection efforts have been exhausted.

Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than twelve months, are classified as short-term investments.

Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Company accounts for short-term investments in accordance with ASC topic 320, Investments—Debt and Equity Securities (“ASC 320”). The Company classifies the short-term investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320.

The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Short-term investments-continued

during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

Investments

Cost method equity investments

Subordinated trust units which do not provide guaranteed returns and bears losses are equity securities. As the Company does not have significant influence over the subordinated trust and the subordinated trust units do have readily determinable fair values, they are accounted for as cost method equity investments. The Company’s cost method equity investments are accounted for in accordance with ASC 325-20, Cost Method Investments. The Company carries these investment at cost and adjusts for other-than-temporary declines in fair value. Management measures impairment by comparing the present value of the remaining cash flows as estimated at investment year end date against the present value of the cash flows expected to be collected at each financial reporting date, using the effective interest rate method. The Company records an impairment loss in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period.

Available-for-sale debt securities

Subordinated trust units which provide a guaranteed return are debt securities and represents a beneficial interest that are accounted for in accordance with ASC 320 Investments—Debt and Equity Securities and ASC 325-40 Investments—other, beneficial interests in securitized financial assets. The subordinated trust units are classified as available-for-sale debt securities and measured subsequently at fair value. The Company recognizes the accretable yield as interest income over the life of the contractual life of the subordinated trust units using the effective yield method. In order to determine the interest recorded in each period, the Company estimates the timing and amount of future cash flows attributable to the beneficial interests over the estimated life of the trust. The Company reevaluates the estimated future cash flows periodically to determine whether an adjustment to the accretable yield is required or if an other-than-temporary impairment should be recorded. An other-than-temporary impairment is considered to have occurred when, based on current information and events, there has been an adverse change in the timing or amount of cash flows expected to be collected or when the Company intends to sell the securities or it is required to sell the securities before recovery of its amortized cost basis.

Risk assurance liabilities

The Company provides risk assurance to various financial institution customers. The risk assurance liability requires the Company to either make delinquent installment repayments or purchase the loans after a specified period on an individual loan basis. The risk assurance liability is exempted from being accounted for as a derivative in accordance with ASC 815-10-15-58.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Risk assurance liabilities-continued

The risk assurance liability consists of two components. The Company’s obligation to stand ready to make delinquent payments or to purchase the loan over the term of the arrangement (the non-contingent aspect) is accounted for in accordance with ASC 460 Guarantees (“ASC 460”). The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450. Contingencies (“ASC 450”). At inception, the Company recognizes the non-contingent aspect of the risk assurance liability at fair value, which considers the premium required by a third party market participant to issue the same risk assurance in a standalone transaction.

Subsequent to the initial recognition, the non-contingent aspect of the risk assurance liability is reduced over the term of the arrangement as the Company is released from its stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. The Company considers the underlying risk profile including delinquency status, overdue period, and historical loss experience when assessing the probability of contingent loss. Borrowers are grouped based on common risk characteristics, such as product type. The Company measured contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral.

Financing receivables

The Company records financing receivables in accordance with ASC 310-30 Loan and debt securities acquired with deteriorated credit quality when it exercises its obligation to purchase a delinquent loan under the risk assurance obligation and obtains legal title to any subsequent payments made by the borrower and the repossessed asset. Financing receivables are recorded at their purchase price, which is presumed to be the financing receivables’ fair value. The Company subsequently records an allowance for financing receivables, if based on current information and events, it is probable that the Company is unable to collect all of the expected cash flows at acquisition, plus additional cash flows expected to be collected arising from changes in estimates after acquisition.

The Company derecognizes financing receivables upon physical possession of the repossessed asset, which includes the transfer of title through the completion of regulatory proceedings. The Company derecognizes the financing receivables and records the repossessed asset at its estimated fair value, less cost to sell, as other non-current assets on the consolidated balance sheet. Any difference between the estimated fair value of the repossessed asset and the financing receivables is recognized in the consolidated statements of comprehensive income.

Repossessed assets are initially recognized at the fair value of the asset less estimated costs to sell. Any gain or loss from the disposal of the repossessed assets are recognized as net gain (loss) of risk assurance liabilities in the consolidated statements of comprehensive income.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful lives of the class of asset, which range as follows:

Category	Estimated Useful Life	Estimated Residual Value
Office and electronic equipment	3-5 years	5%
Motor vehicles	4 years	5%
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term	0%

Costs associated with the repair and maintenance of property and equipment are expensed as incurred.

Intangible assets

Intangible assets represent purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective assets, which vary from 6-10 years.

Research and development

Research and development expenses are primarily incurred in the development of new services, new features, and general improvement of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized during any period and year presented as the Company has not met all of the necessary capitalization requirements.

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2016 and 2017, respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB 12,803,649 and RMB 29,093,509 (US$ 4,638,190) for the years ended December 31, 2016, and 2017, respectively.

Value added taxes (“VAT”)

Since its inception, Shanghai Cango was certified as a general VAT taxpayer whose applicable tax rate was 6%. The subsidiaries of the VIE are all general VAT taxpayers, except for Tianjin Changtong, and Kunming Cango which are certified as small-scale VAT taxpayers with an applicable tax rate of 3% and Automobile Sales, whose applicable tax rate was 17%. VAT is reported as a deduction to revenue when incurred and amounted to RMB 33,126,862 and RMB 90,843,315 (US$ 14,482,561) for the years ended December 31, 2016 and 2017, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

Income taxes

The Company accounts for income taxes using the liability approach and recognizes deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are recognized on the basis of the temporary differences that exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements using enacted tax rates in effect for the year end period in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The Company evaluates the potential for recovery of deferred tax assets by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The components of the deferred tax assets and liabilities are classified as non-current.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income taxes-continued

income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016 and 2017, respectively.

Segment information

The Company’s chief operating decision maker is the Chief Executive Officer, who makes resource allocation decisions and assesses performance based on the consolidated financial results. As a result, the Company has only one reportable segment.

As the Company generates substantially all of its revenues in the PRC, no geographical segments is presented.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair value measurements-continued

assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, financing receivables, amounts due from related parties, other current assets, short-term and long-term debts, amounts due to related parties, income tax payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments, except for non-current portion of restricted cash, approximate their fair values because of their generally short maturities. The carrying amount of non-current portion of restricted cash approximates their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of estimated forfeitures using the straight-line method, over the applicable vesting period for each separately vesting portion of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Non-controlling interests

For the Company’s majority-owned subsidiaries and consolidated VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income attributed to the Company’s shareholders excludes the net income attributable to non-controlling interests. The cumulative results of operations attributed to non-controlling interests are recorded as non-controlling interests in the Company’s consolidated balance sheets.

Equity method investments

The Company uses the equity method to account for equity investments over which it has significant influence but does not own a majority equity interest or otherwise control, generally accompanying a shareholding of between 20% and 50% of the voting rights. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income. Equity method adjustments include the company’s proportionate share of investee income or loss and other adjustments required by the equity method.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Equity method investments-continued

The Company assesses its equity investment for other than temporary impairment by considering relevant information including, but not limited to, current economic and market conditions, the operating performance of the investee, including current earning trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period and year presented.

Diluted earnings per ordinary share reflect the potential dilution that could occur if securities were exercised or converted into ordinary shares.

Government grants

Government grants include cash subsidies received by the Company’s entities in the PRC from local governments as incentives for investing in certain local districts and are typically granted based on the amount of investment made by the Company in these local districts. Such grants allow the Company full discretion in utilizing the funds and are used by the Company for general corporate purposes. The Company recognize government grants as other income when cash is received from the government.

Significant risks and uncertainties

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institution at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term and long-term investments, financing receivables, and accounts receivable.

The Company places its cash and cash equivalents and short-term investments, with reputable financial institutions which have high-credit ratings. There has been no recent history of default related to these financial institutions.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Significant risks and uncertainties-continued

Concentration of credit risk—(Continued)

The Company manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Concentration of customers

Approximately 79.0% and 96.7% of revenues were derived from provision of services to top two financial institutions and related borrowers for the years ended December 31, 2016 and 2017, respectively.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates, and does not use any derivative financial instruments to manage the interest risk exposure during the year presented.

Borrower default risk

The Company entered into certain risk assured facilitation arrangements whereby it is obligated to purchase delinquent loans from financial institutions. The Company’s operating results could be adversely affected by a significant increases in the overall borrower default rate for loans facilitated under such arrangements. The Company manages its borrowers’ default risk by performing credit checks on each prospective borrower and ongoing monitoring of the Company overall loan portfolio facilitated through the risk assured facilitation arrangement.

Business and economic risk

The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows; changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Company’s ability to attract employees necessary to support its growth. The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements-continued

The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, the FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for private companies annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), that requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This ASU, which may be adopted either prospectively or retrospectively, is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Early adoption is permitted. The Company has early adopted this standard with effect from January 1, 2016.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This updated guidance is effective for private companies for the annual period beginning after December 15, 2018, including interim periods within the year. As an EGC, the Company has elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) of the Securities Act for complying with new or revise accounting standards applicable to private companies. The Company is in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements-continued

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities, whilst, lessor accounting is largely unchanged. This ASU is effective for private companies for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As an EGC, the Company has elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-06, Derivatives and Hedging (Topic 815), which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this ASU is required to assess the embedded call (put) options solely in accordance with the four step decision sequence. For private entities, the amendments in this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. An entity should apply the amendments in this ASU on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. As an EGC, the Company has elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU makes targeted amendments to the accounting for employee share-based payments. This guidance is to be applied using various transition methods such as full retrospective, modified retrospective, and prospective based on the criteria for the specific amendments as outlined in the guidance. For private entities, the guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. As an EGC, the Company has elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For private entities, this ASU is effective for annual periods

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements-continued

beginning after December 15, 2020, and interim reporting periods beginning within annual reporting periods beginning after December 15, 2021. As an EGC, the Company has elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU does not provide a definition of restricted cash or restricted cash equivalents. This ASU is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company has early adopted this standard.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business. This ASU clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018. As an EGC, the Company has elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements-continued

test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, as opposed to determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Company does not believe this standard will have a material impact on the results of operations or financial condition.

In February 2017, the FASB issued ASU No. 2017-05, Other income—Gains and Losses from the Derecognition of Nonfinancial assets, which clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments in this update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. This update is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period. As an EGC, the Company has elected to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

3.	SHORT-TERM INVESTMENTS

Short-term available-for-sale debt securities consist of wealth management products issued by Bank of China Limited (“Bank of China”) and Shanghai Pudong Development Bank Co., Ltd., which are redeemable by the Company at any time. The wealth management products are primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company valued the short-term available-for-sale debt securities based on the quoted subscription/redemption price published by the relevant banks. As of December 31, 2016 and 2017, the net adjustments to unrealized holding gains/losses on short-term investments was nil.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Accounts receivable	469,385	85,595,207	13,645,890
Less: Allowance for doubtful accounts	—	—	—

Accounts receivable, net	469,385	85,595,207	13,645,890

No amounts have been written off during the year ended December 31, 2016 and 2017, respectively.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Prepaid expenses	2,412,121	7,555,209	1,204,478
Prepaid deposit for investment	—	51,500,000	8,210,312
Deposits held by third-parties	5,080,260	3,128,151	498,701
Telematics devices	961,143	3,791,271	604,418
Loans to suppliers	—	67,577,700	10,773,475
Others	2,570,746	11,305,891	1,802,424

	11,024,270	144,858,222	23,093,808

6.	LONG-TERM INVESTMENTS

The Company’s long-term investments consist of subordinated trust units of automobile backed loans, further comprise the following:

Cost method equity investments

The carrying amount of Company’s cost method equity investments was RMB 63,400,000 and RMB 141,534,200 (US$ 22,563,881) as of December 31, 2016 and 2017, respectively. No impairment loss had been recognized during the year ended December 31, 2016 and 2017.

Available-for-sale debt securities

The carrying amount of Company’s available-for-sale debt securities was RMB 122,400,000 and RMB 49,468,402 (US$ 7,886,427) as of December 31, 2016 and 2017, respectively. The unrealized loss for available-for-sale debt securities was RMB nil and RMB 531,598 (US$ 84,749) for the year ended December 31, 2016 and 2017, respectively. No impairment loss had been recognized during the year ended December 31, 2016 and 2017.

7.	EQUITY METHOD INVESTMENTS

In September 2015, the Company and three third parties jointly established Shanghai Autohome Financing Lease Co., Ltd. (“Shanghai Autohome”), which mainly provides automobile finance leasing services, with registered capital of RMB 300,000,000. Each of the founding parties held a 25% equity interest. As the Company has significant influence over Shanghai Autohome, Shanghai Autohome was accounted for as an equity method investment.

In June 2017, the Company acquired an additional 25% equity interest in Shanghai Autohome with a purchase consideration of RMB 90,000,000.

In September 2017, the Company entered into a series of agreements to acquire another additional 25% of the equity interest in Shanghai Autohome for RMB 103,000,000. This acquisition is not closed as of the date of this report.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

7.	EQUITY METHOD INVESTMENTS - CONTINUED

The Company’s share of (loss) profit in Shanghai Autohome for the years ended December 31, 2016 and 2017 of RMB 9,375,123 loss and RMB 4,855,508 (US$ 774,082) profit, was recognized in the consolidated statements of comprehensive income.

The Company’s share of profit (loss) in the remaining equity method investments were not material for the years ended December 31, 2016 and 2017.

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Office and electronic equipment	4,795,793	10,766,719	1,716,468
Motor vehicles	1,659,128	1,488,347	237,278
Leasehold improvements	—	2,514,950	400,942
Less: Accumulated depreciation	2,566,529	5,018,278	800,032

	3,888,392	9,751,738	1,554,656

Depreciation expenses for the years ended December 31, 2016 and 2017 was RMB 939,143 and RMB 2,733,596 (US$ 435,800), respectively.

9.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Software	2,088,478	2,846,996	453,878
Less: Accumulated amortization	861,004	1,145,226	182,576

	1,227,474	1,701,770	271,302

Amortization expenses for the years ended December 31, 2016 and 2017 was RMB 232,317 and RMB 284,222(US$45,312), respectively.

The estimated useful life of the intangible assets are 6-10 years. The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB
Software	311,742	311,742	311,742	285,389	133,087

	US$	US$	US$	US$	US$
Software	49,699	49,699	49,699	45,498	21,217

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

10.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Loans to shareholders	17,245,633	5,390,000	859,293
Repossessed assets	5,503,330	4,130,966	658,573
Others	3,950,344	1,470,433	234,422

	26,699,307	10,991,399	1,752,288

11.	LONG-TERM DEBT

The following table presents long-term debt from funding partners as of December 31, 2016 and 2017.

			As of December 31,
Name	Fixed annual rate (%)	Term	2016	2017
			RMB	RMB	US$
Trust borrowings	4.75%	3 years	189,572,500	50,000,000	7,971,176
Securitization debts payable	11.00%- 16.00%	19-21 months	—	125,000,000	19,927,941

			189,572,500	175,000,000	27,899,117

In December 2017, the Company entered into a securitization agreement with Minmetals International Trust Co., Ltd. (“Wukuang Trust”). The Company transferred its cost method equity investments of RMB 141,534,200 to Wukuang Trust, which issued RMB 70,000,000 of debt securities at an annual interest rate of 11.00% due in July 2019, and RMB 55,000,000 of debt securities at an annual interest rate of 16.00% due in September 2019.

The weighted average interest rate for the outstanding debts was approximately 4.75% and 10.79% as of December 31, 2016 and 2017, respectively.

The following table sets forth the contractual obligations which has not included impact of discount of time value as of December 31, 2016 and 2017:

	Payment due by period
	Less than 1 year	1 – 2 years	2 -3 years	Total
As of December 31, 2016 (RMB)
Long-term debts	9,004,694	9,004,694	198,577,194	216,586,582

As of December 31, 2017 (RMB)
Long-term debts	18,875,000	187,730,068	—	206,605,068

As of December 31, 2017 (US$)
Long-term debts	3,009,119	29,928,589	—	32,937,708

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

11.	LONG-TERM DEBT - CONTINUED

As of December 31, 2016 and 2017, long-term investments amounting to RMB185,800,000 and RMB191,002,602 (US$30,450,308) were collateralized for the Company’s long-term debts, respectively.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Deposit due to third-parties	24,980,871	22,612,238	3,604,923
Customer advances	1,100,669	40,555,351	6,465,477
Unearned income	—	62,337,147	9,938,008
Payable to dealers	25,803,669	57,622,356	9,186,359
Payable to employees	11,916,910	73,959,819	11,790,935
Payable to suppliers	4,954,846	9,358,099	1,491,901
Other tax payables	16,156,135	30,700,490	4,894,380
Accrued professional service fees	—	12,358,652	1,970,260
Others	941,097	19,018,583	3,032,009

	85,854,197	328,522,735	52,374,252

13.	RISK ASSURANCE LIABILITIES

The movement of risk assurance liabilities during the year ended December 31, 2016 and 2017 are as follows:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Balance at the beginning of the year	170,764,695	149,787,763	23,879,693
Fair value of risk assurance liabilities upon the inception of new loans	31,959,646	93,633,337	14,927,357
Performed risk assurance liabilities	(53,680,452)	(74,618,769)	(11,895,987)
Net loss (gain) on risk assurance liabilities	743,874	(38,866,874)	(6,196,294)

Balance at the end of the year	149,787,763	129,935,457	20,714,769

The maximum potential undiscounted future payment which the Company would be required to make under its risk assurance obligation is RMB 1,546,296,254 and RMB 7,112,161,756(US$ 1,133,845,894) as of December 31, 2016 and 2017, respectively. The term of the risk assurance obligation ranges from 6 months to 60 months, as of December 31, 2016 and 2017.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

14.	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB	US$
Amount due to third-parties	27,322,652	35,555,908	5,668,448

15.	COST OF REVENUE

Cost of revenue consists of the following:

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Commission to car dealerships	60,138,793	178,155,199	28,402,130
Staff cost	27,197,325	51,609,219	8,227,724
Staff incentive	25,222,277	64,820,841	10,333,966
Others	57,485,979	91,468,663	14,582,257

	170,044,374	386,053,922	61,546,077

16.	OTHER INCOME

Other income consist of the followings:

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Government grants	8,151,444	15,438,463	2,461,254
Others	509,328	758,118	120,862

	8,660,772	16,196,581	2,582,116

17.	INCOME TAXES

The Company was incorporated in the Cayman Islands. It is tax-exempted under the tax laws of the Cayman Islands. Cango HK is domiciled in Hong Kong, and is subject to 16.5% statutory income tax rate in the periods presented.

The VIE and its subsidiaries domiciled in the PRC are subject to 25% statutory income tax rate in the periods presented. The Company is tax-exempt.

The Enterprise Income Tax Law (the “EIT Law”) of the PRC includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC. If legal entities organized outside PRC were considered

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17.	INCOME TAXES - CONTINUED

residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income from legal entities organized outside PRC earned to be subject to PRC’s 25% EIT. The Implementation Rules to the EIT Law provides that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties, etc. reside within PRC.

Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside PRC should be characterized as PRC residents for EIT Law purposes.

The current and deferred component of income tax expenses which were substantially attributable to the Company’s PRC subsidiaries, VIE and subsidiaries of the VIE, are as follows:

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Current income tax expense	50,151,251	132,155,767	21,068,738
Deferred income tax expense (income)	2,863,061	(12,752,767)	(2,033,091)

Total income tax expense	53,014,312	119,403,000	19,035,647

The principal components of the deferred tax assets and liabilities are as follows:

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Non-current deferred tax assets
Risk assurance liabilities	54,342,250	65,709,975	10,475,716
Accrued expense	546,270	1,931,313	307,897
Unrealized loss for available-for-sale securities	—	132,899	21,187
Net operating loss carry forwards	2,438,628	5,859,860	934,200
Less: valuation allowance	(2,438,628)	(5,859,860)	(934,200)

Non-current deferred tax assets, net	54,888,520	67,774,187	10,804,800

Non-current deferred tax liabilities	—	—	—

The Company operates through its subsidiaries, VIE and subsidiaries of the VIE. The valuation allowance is considered on an individual entity basis. The Company records a valuation allowance where, based on all available evidence, it is more likely than not some portion or all of the recorded deferred tax assets will not be realized in future periods.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

17.	INCOME TAXES - CONTINUED

Reconciliation between the income tax expense computed by applying the PRC tax rate to income before the provision of income taxes and the actual provision for income taxes is as follows:

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Income before provision of income tax	186,495,374	468,460,432	74,683,613
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	46,623,844	117,115,108	18,670,903
Expenses not deductible for tax purposes	3,951,840	80,537	12,839
Income not taxable for tax purposes	—	(1,213,877)	(193,521)
Change in valuation allowance	2,438,628	3,421,232	545,426

Income tax expenses	53,014,312	119,403,000	19,035,647

The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

The relevant tax authorities have not conducted tax examinations on PRC entities. In accordance with relevant PRC tax administration laws, the tax for the years ended December 31, 2016 and 2017 of the Company’s PRC subsidiaries, VIE and subsidiaries of the VIE remain subject to tax audits by the relevant tax authorities as of December 31, 2016 and 2017.

Management has asserted to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. The cumulative amount of the temporary differences in respect of investments in foreign subsidiaries is RMB 425 million (US$ 68 million) as of December 31, 2017. Upon repatriation of the foreign subsidiaries and the VIE’s earnings, in the form of dividends or otherwise, the Company would be subject to various PRC income taxes including withholding income tax. The related unrecognized deferred tax liabilities were approximately RMB 170 million (US$ 27 million).

18.	OTHER COMPREHENSIVE LOSS, NET OF TAX

The changes in accumulated other comprehensive loss by component, net of tax, were as follows:

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Unrealized loss on available-for-sale securities:
Balance at the beginning of the year	—	—	—
Other comprehensive loss before reclassification	—	(2,463,956)	(392,813)
Amounts reclassified from other comprehensive loss	—	2,065,258	329,251

Net other comprehensive loss	—	(398,698)	(63,562)

Balance at the end of the year	—	(398,698)	(63,562)

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19.	EARNINGS PER SHARE (“EPS”)

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2016 and 2017:

Undistributed earnings allocated to participating securities are subtracted from net income in determining net income attributable to ordinary shareholders. Basic EPS is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of shares of our ordinary share outstanding, adjusted for participating securities that are convertible in the future.

	For the years ended December 31,
Basic EPS:	2016		2017
	Ordinary Shares	Series A-2 preferred shares	Ordinary Shares		Series A-2 preferred shares
	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income attributable to Cango Inc’s shareholders	126,696,659	2,209,325	335,165,231	53,433,222	5,844,580	931,764
Less: Allocation of net income to participating securities	62,980,843	1,098,254	166,610,461	26,561,627	2,905,338	463,179

Net income attributable to ordinary shareholders and Series A-2 preferred shareholders	63,715,816	1,111,071	168,554,770	26,871,595	2,939,242	468,585

Denominator:
Number of shares used for Basic EPS computation (millions of shares)	124.97	2.18	124.97	124.97	2.18	2.18

Basic EPS	0.51	0.51	1.35	0.22	1.35	0.22

The computation of the diluted EPS assumes the conversion of all convertible preferred shares to ordinary share. Diluted EPS attributable to ordinary shareholders is computed by dividing the resulting net income attributable to ordinary shareholders by the weighted-average number of fully diluted ordinary shares outstanding.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19.	EARNINGS PER SHARE (“EPS”) - CONTINUED

Basic and diluted EPS are the same for each class of ordinary share because they are entitled to the same liquidation and dividend rights.

	For the years ended December 31,
Diluted EPS:	2016		2017
	Ordinary Shares	Series A-2 preferred shares	Ordinary Shares		Series A-2 preferred shares
	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income attributable to ordinary shareholders and Series A-2 preferred shareholders	63,715,816	1,111,071	168,554,770	26,871,595	2,939,242	468,585
Reallocation of net income attributable to participating securities	64,079,097	—	169,515,799	27,024,806	—	—
Reallocation of net income as a result of conversion of Series A-2 preferred shares to ordinary shares	1,111,071	—	2,939,242	468,585	—	—

Net income attributable to ordinary shareholders and Series A-2 preferred shareholders for diluted EPS	128,905,984	1,111,071	341,009,811	54,364,986	2,939,242	468,585

Denominator:
Number of shares used for basic EPS computation (millions of shares)	124.97	2.18	124.97	124.97	2.18	2.18
Conversion of Series A-2 preferred shares to ordinary shares (millions of shares)	2.18	—	2.18	2.18	—	—
Weighted average effect of dilutive securities:
Conversion of Series A-1,
A-3 and B preferred shares to ordinary shares (millions of shares)	125.68	—	125.68	125.68	—	—

Number of shares used for diluted EPS computation (millions of shares)	252.83	2.18	252.83	252.83	2.18	2.18

Diluted EPS	0.51	0.51	1.35	0.22	1.35	0.22

The unaudited pro forma net income per ordinary share is computed using the weighted-average number of ordinary shares outstanding and assumes the automatic conversion of all Series A, Series B and Series C Preferred Shares into 169,239,905 weighted-average shares of ordinary shares upon the closing of the Company’s qualified IPO, as if it had occurred on January 1, 2017.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

19.	EARNINGS PER SHARE (“EPS”) - CONTINUED

The following table summarizes the unaudited pro forma net income per share:

Pro forma Basic and Diluted EPS:	For the years ended December 31, 2017
	Ordinary shares		Series A-2 preferred shares
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	US$	RMB	US$
Numerator:
Net income attributable to ordinary shareholders and Series A-2 preferred shareholders—basic	144,022,413	22,960,560	2,511,449	400,385
Reallocation of net income attributable to participating securities	192,530,096	30,693,826	—	—
Reallocation of net income as a result of conversion of Series A-2 preferred shares to ordinary shares	2,511,449	400,385	—	—
Reallocation of net income for dividends distribution in excess of current year earnings	1,945,853	310,215	—	—

Net income attributable to ordinary shareholders for basic and diluted pro forma EPS	341,009,811	54,364,986	2,511,449	400,385

Denominator:
Number of shares used for basic EPS computation (millions of shares)	124.97	124.97	2.18	2.18
Conversion of Series A-2 preferred shares to ordinary shares (millions of shares)	2.18	2.18	—	—
Weighted average effect of dilutive securities:
Conversion of Series A-1, A-3, B and C preferred shares to ordinary shares (millions of shares)	167.06	167.06	—	—
Adjustment to IPO shares for dividends in excess of current year earnings (millions of shares)	1.69	1.69	—	—

Number of shares used for basic and diluted pro forma EPS (millions of shares)	295.90	295.90	2.18	2.18

Pro forma EPS—Basic and Diluted	1.15	0.18	1.15	0.18

20.	FAIR VALUE MEASUREMENTS

Assets and liabilities measured or disclosed at fair value

Following are descriptions of the valuation techniques and key inputs, and significant assumptions utilized for fair value measurements.

•	Short term investments are carried at fair value based on observable market prices, when available. If observable market prices are not available, the Company determines fair value based using a market-based discount rate and considers recent market transactions, experience with similar securities, and current business conditions;

•	Available-for-sale debt securities are carried at fair value using the present value of the cash flows expected to be collected. The Company updates the estimated cash flow at each reporting period and considers all relevant available information, including past events, current conditions and reasonable and supportable forecasts;

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20.	FAIR VALUE MEASUREMENTS - CONTINUED

Assets and liabilities measured or disclosed at fair value-continued

•	Cost method equity investments are investments in subordinated trust units where the underlying are automobile loans originated by a third party financial institution. There is no active market for such investments. Additionally it is not practicable for the Company to estimate the fair value of these assets using an income based approach as key inputs to estimating current fair value of the asset (borrower credit worthiness, delinquency data, loan term, and interest rates) are proprietary information held by the third party, and cannot be readily obtained by either the Company or third party valuation specialists.

The following table summarizes the Company’s financial assets measured and recorded at fair value on recurring basis as of December 31, 2016:

	As of December 31, 2016
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term available-for-sale debt securities	—	106,000,000	—	106,000,000
Long-term available-for-sale debt securities	—	—	122,400,000	122,400,000

The following table summarizes the Company’s financial assets measured and recorded at fair value on recurring basis as of December 31, 2017:

	As of December 31, 2017
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term available-for-sale debt securities	—	62,380,000	—	62,380,000
Long-term available-for-sale debt securities	—	—	49,468,402	49,468,402

	As of December 31, 2017
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term available-for-sale debt securities	—	9,944,839	—	9,944,839
Long-term available-for-sale debt securities	—	—	7,886,427	7,886,427

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20.	FAIR VALUE MEASUREMENTS - CONTINUED

Assets and liabilities measured or disclosed at fair value-continued

The Company did not transfer any assets in or out of level 3 during the year ended December 31, 2016 and 2017.

The following table summarizes the fair value of the Company’s financial liabilities measured and recorded at amortized cost as of December 2016 and 2017:

	As of December 31, 2016
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Long-term debt
Trust borrowings	—	189,572,500	—	189,572,500

	As of December 31, 2017
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Long-term debt
Trust borrowings	—	50,000,000	—	50,000,000
Securitization debts payable	—	141,444,141	—	141,444,141

	As of December 31, 2017
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Liabilities:
Long-term debt
Trust borrowings	—	7,971,176	—	7,971,176
Securitization debts payable	—	22,549,523	—	22,549,523

The Company estimates the fair value of the available-for-sale debt securities using a discounted cash flow methodology. The significant unobservable input used in the fair value measurement is the discount rate applied in the valuation models. This input in isolation can cause significant increases or decreases in fair value. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of available-for-sale debt securities; conversely a decrease in the discount rate can significantly increase the fair value of the available-for-sale debt securities. The discount rate is determined based on the market rates.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

20.	FAIR VALUE MEASUREMENTS - CONTINUED

Significant Unobservable Inputs

Financial Assets	Unobservable	As of December 31,2016 Weighted — Average	As of December 31,2017 Weighted — Average
Available-for-sale debt securities	Discount rate	5.77%	7.76%

The following table presents a reconciliation of all financial assets measured at fair value on a recurring basis using unobservable inputs (level 3):

	As of December 31
	2016	2017
	RMB	RMB	US$
Balance at January 1	—	122,400,000	19,513,439
Additions during the period	122,400,000	155,000,000	24,710,646
Unrealized fair value (loss) included in other comprehensive income	—	(531,598)	(84,749)
Disposals during the period	—	(227,400,000)	(36,252,909)
Balance at December 31	122,400,000	49,468,402	7,886,427

21.	RELATED PARTY BALANCES AND TRANSACTIONS

Name of related parties	Relationship with the Company
Mr. Xiaojun Zhang	Principal shareholder and co-founder of the Company
Mr. Jiayuan Lin	Principal shareholder and Chief Executive Officer of the Company
Jincheng Bank(i)	Company under significant influence of principal shareholder of the Company
Shanghai Wangjin Investment Management Co., Ltd.	Company controlled by principal shareholder of the Company
Shanghai Autohome	The Company’s equity method investee
Hebei Jiahui Consultation Service Co., Ltd.	The Company’s equity method investee
Liaoning Junan Automobile Consultation Service Co., Ltd.	The Company’s equity method investee

(i)	Mr. Xiaojun Zhang, one of the co-founders and principal shareholders of the Company, was appointed as a member of the Board of Directors of Jincheng Bank on March 24, 2015. He subsequently resigned from the Board of Directors on September 19, 2017. Therefore, Jincheng Bank was deemed to be a related party for the year ended December 31, 2016 and for the period from January 1, 2017 through September 19, 2017.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

21.	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

Details of related party balances and transactions as of December 31, 2016 and 2017 are as follows:

21.1	Amounts due to related parties

	As of December 31,
	2016	2017
	RMB	RMB	US$
Hebei Jiahui Consultation Service Co., Ltd.	700,000	1,200,000	191,308
Liaoning Junan Automobile Consultation Service Co., Ltd.	3,315,000	4,315,000	687,913
Shanghai Autohome.	500,000	10,000	1,594

	4,515,000	5,525,000	880,815

21.2	Amounts due from related parties

		As of December 31,
	Notes	2016	2017
		RMB	RMB	US$
Shanghai Autohome	(i)	8,963,726	1,253,833	199,890
Jincheng Bank	(i)	129,595,597	—	—
Mr. Jiayuan Lin	(ii)	37,708,972	79,548,880	12,681,963
Shanghai Wangjin Investment Management Co., Ltd.	(ii)	31,787,302	42,834,214	6,828,781

		208,055,597	123,636,927	19,710,634

(i)	The balance mainly represents automotive financing facilitation service fees, in the ordinary course of business.
(ii)	The balance represents the borrowings provided to related parties. The borrowing terms were approximately 5 years. The weighted average interest rate for the outstanding borrowings was 4.90% as of December 31, 2016 and 2017, respectively. The Company intends to settle the loans extended to related parties and it is anticipated that the remaining loans will be repaid in full as of 2020 or before the company’s qualified initial public offering, whichever is earlier.

21.3	Transactions with related parties

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Revenue
Shanghai Autohome	32,125,478	20,913,903	3,334,168
Jincheng Bank	287,310,614	526,426,758	83,924,809

	319,436,092	547,340,661	87,258,977

Interest income
Mr. Jiayuan Lin	2,359,015	3,189,865	508,540
Shanghai Wangjin Investment Management Co., Ltd	937,346	1,896,868	302,405

	3,296,361	5,086,733	810,945

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

21.	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

21.3	Transactions with related parties - continued

In June 2017, the Company completed a step acquisition of 25% of Shanghai Autohome by acquiring 100% equity interest of Shanghai Wangtian from Mr. Xiaojun Zhang, the principal shareholder and co-founder of the Company, with total cash consideration of RMB 16,000,000 (US$2,550,776).

21.4	Guarantee provided for related parties

The company provided guarantee for short-term and long-term debts of Shanghai Autohome for the years ended December 31, 2016 and 2017, as following.

			As of December 31,
	Notes		2016	2017
			RMB	RMB	US$
Shanghai Autohome	(i	)	488,888,000	420,022,521	66,961,471

(i)	The Company provided guarantees to Shanghai Autohome in 2016 and 2017 to help it obtain short-term and long-term debts. The Company’s obligation under the guarantee contract will be terminated on December, 2019 when Shanghai Autohome has paid off its short-term and long-term debts. The Company did not charge any commission on the guarantee service.

22.	SHARE-BASED COMPENSATION

The Company granted 4,000,000 fully vested equity interests of the subsidiaries of its VIE for a nominal consideration to sales and marketing employees in recognition of their services to the Company for the years ended December 31, 2016. The Company determined the fair value of the equity interests based on the grant date fair value of its subsidiaries. The Company estimated the fair value of its subsidiaries using an income approach based on discounted future cash flow model. The Company used certain assumptions including the projected operating and financial performance of the subsidiaries, development stage of the subsidiaries market performance of industry peers, and weighted average cost of capital in estimating the fair value of the equity interests.

In accordance with ASC Topic 718 Share based payments, the Company recorded share-based compensation expense on the grant date of the equity interests to its employees equal to the estimated fair- value of such equity interests at the measurement date, which was determined to be RMB4,100,000 for the year ended December 31, 2016. The share-based compensation expense was recorded in sales and marketing expenses on the consolidated statements of comprehensive income.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

23. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The Company’s lease agreements are entered into with third parties and usually have a renewal option with an advance notice period of one to twelve months, and no restrictions or contingent rents. For lease agreements with escalated rental payments, they are recognized on a straight-line basis over the lease term.

Future minimum payments under non-cancelable operating leases for office rental consist of the following as of December 31, 2017:

	RMB	US$
Year ending December 31:
2018	12,138,740	1,935,201
2019	9,511,733	1,516,394
2020 and after	4,632,191	738,480

Total	26,282,664	4,190,075

Indemnification commitments

The Company indemnified short-term and long-term debts from Shanghai Autohome in 2016 and 2017. The Company’s obligation under the guarantee contract will be terminated in December 2019 upon maturity the Shanghai Autohome debts. The Company did not charge an additional fee for the guarantee service. The Company did not accrue any loss contingency accruals as the probability of loss was remote and potential loss amounts were not estimable.

Legal contingencies

The Company is not currently involved in any legal proceedings which could result in material loss contingencies.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

23.	COMMITMENTS AND CONTINGENCIES - CONTINUED

Risk assurance contingencies

The Company estimated and accrued for the contingent loss related to the risk assurance liability as disclosed in Note 13.

24.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

The Company issued Series A-1, Series A-2, Series A-3 and Series B Preferred Shares (collectively, the “Preferred Shares”) to the same group of third party shareholders of the VIE on March 23, 2018. Series A-1, Series A-3, and Series B Preferred Shares (collectively, the “Redeemable Preferred Shares”) are recorded at fair value on the issuance date and is presented on a retroactive basis.

The following is a summary of the significant terms of the Preferred Shares:

Conversion rights

The holders of the Preferred Shares are entitled to convert, at the option of the holder thereof, at any time after the date of issuance of the respective Preferred Shares, into such number of fully paid and non-assessable ordinary shares as is determined by the applicable conversion price. The initial conversion ratio for corresponding Preferred Shares shall be 1:1.

Automatic Conversion

Each Preferred Share will be automatically converted, based on the then-effective applicable Conversion Price without the payment of any additional consideration, into fully-paid and non-assessable Ordinary Shares upon the earlier of (a) the closing of a qualified IPO, or (b) the date specified by written consent or agreement of the holders of a majority of the corresponding series Preferred Shares.

Dividends

Each preferred share held by certain major investors or their assigns or transferees (on an as-if-converted basis) will be entitled to receive, on a pari passu basis, dividends, if declared, out of funds or assets legally available for the payment therefor, prior and in preference to any declaration or payment of any dividend on Series A-2 Preferred Shares and Ordinary Shares. If declared by the Board, each time the amount of dividends distributed shall be not less than 20% of the then total undistributed profit of the Company.

No dividends have been declared for the Redeemable Preferred Shares for the periods presented.

Voting rights

The holder of Preferred Shares will be entitled to such number of votes as equals the number of ordinary shares into which such holder’s collective Preferred Shares are convertible at the voting date. To the extent that the Company’s articles allow the Preferred Shares to vote separately as a class or series with respect to any matters, such Preferred Shares shall have the right to vote separately as a class or series with respect to such matters.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

24.	REDEEMABLE CONVERTIBLE PREFERRED SHARES - CONTINUED

Redemption

The Redeemable Preferred Shares are redeemable by the holders at any time after the earlier of the occurrence of the following event:

(i)	a qualified IPO is not consummated by the Company by the 4th anniversary of the Series B investment date; with respect to Series B Preferred Shareholder, automatic conversion is triggered if a Qualified IPO has not been consummated by the Company before December 31, 2022; or an initial public offering of the Company at any time which is not a qualified IPO;

(ii)	any material breach of the Preferred Share transaction documents, at an amount equal to the sum of the investment price, plus an amount accruing daily at 15% per annum and all declared but unpaid dividends;

(iii)	any other redeeming holder has delivered a redemption notice.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, all assets and funds of the Company legally available for distribution will be made as follows:

•	The holders of Series B Preferred Shares are entitled to receive an amount equal to investment price plus an amount accruing daily at 12% per annum, in preference to any distribution to the holders of the Series A-3 Preferred Shares, Series A-1 Preferred Shares, Series A-2 Preferred Shares and the ordinary shareholders of the Company;

•	After the payment to the holders of Series B Preferred Shares, the holders of Series A-3 Preferred Shares are entitled to receive an amount equal to investment price plus an amount accruing daily at 12% per annum, in preference to any distribution to the holders of the Series A-1 Preferred Shares, Series A-2 Preferred Shares and the ordinary shareholders of the Company;

•	After the payment to the holders of Series A-3 Preferred Shares, the holders of Series A-1 Preferred Shares are entitled to receive an amount equal to investment price plus an amount accruing daily at 12% per annum, in preference to any distribution to the holders of the Series A-2 Preferred Shares and the ordinary shareholders of the Company.

If there are any assets or funds remaining after the preference amount is distributed or paid in full to the Series B, Series A-3, and Series A-1 Preferred Shareholders, the remaining assets and funds of the Company available for distribution will be distributed ratably among all shareholders (including the holders of Redeemable Preferred Shares) according to the relative number of ordinary shares held by such shareholder on an if converted basis.

Initial Measurement and Subsequent Accounting for Redeemable Preferred Shares

The Redeemable Preferred Shares do not meet the criteria of mandatorily redeemable financial instruments specified in ASC 480-10-S99, and have been classified as mezzanine equity in the consolidated balance

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

24.	REDEEMABLE CONVERTIBLE PREFERRED SHARES - CONTINUED

Initial Measurement and Subsequent Accounting for Redeemable Preferred Shares - continued

sheets. The Redeemable Preferred Shares were initially measured at fair value. Beneficial conversion features exist when the conversion price of the convertible preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date in the Company’s case. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the convertible preferred shares as a contribution to additional paid-in capital. On the commitment date, the most favorable conversion price used to measure the beneficial conversion feature of the Redeemable Preferred Shares was higher than the fair value per ordinary share and therefore no bifurcation of beneficial conversion feature was recognized. The Company determined the fair value of ordinary shares with the assistance of an independent third party valuation firm.

The Company elected to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the Redeemable Preferred Shares to equal the redemption value at each reporting period. The changes in redemption value including cumulative dividends shall be recorded as a reduction of income available to ordinary shareholders in accordance with ASC 480-10-S99 3A.

The Company concluded that there is no accretion to be recognized because the carrying amount of the Redeemable Preferred Shares is greater than the redemption value. Therefore, no adjustment will be made to the initial carrying amount of the Redeemable Preferred Shares until the redemption amount exceeds the carrying amount of the Redeemable Preferred Shares. The liquidation preference amount was RMB nil and RMB920.9 million (US$146.8 million) as of December 31, 2016 and 2017, respectively.

25.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE and subsidiaries of the VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries, VIE and the subsidiaries of the VIE located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

25.	RESTRICTED NET ASSETS - CONTINUED

Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB 230,481,894 and RMB 1,070,449,112 (US$170,654,770) as of December 31, 2016 and 2017, respectively.

26.	SUBSEQUENT EVENTS

The subsequent events have been evaluated through June 22, 2018, the date the consolidated financial statements were issued.

In January, 2018, a group of the Company’s majority owned subsidiaries approved a dividend distribution plan (the “Distribution Plan”). According to the Distribution Plan, these subsidiaries declared cash dividends of RMB26.9 million (US$4.3 million) to minority shareholders. The dividends to the minority shareholders were fully paid as of the issuance of the consolidated financial statements.

On June 4, 2018, the Company signed the Series C Convertible Preferred Shares Purchase Agreement (the “Series C Preferred Shares”). On June 15, 2018, the Company issued 41,378,176 Series C Preferred Shares with a par value of $0.0001 per share for an aggregate purchase price of US$245,634,283 or US$5.9363 per share.

In May, 2018, the Company adopted the Share Incentive Plan 2018 (the “Plan”) which enables eligible grantees to purchase an aggregate of no more than 27,845,526 ordinary shares of the Company.

On May 10, 2018, the Company entered into an agreement with Shanghai Autohome’s shareholder to acquire its remaining 25% equity interest in Shanghai Autohome for a total cash consideration of RMB103,000,000. This transaction will be closed, after the acquisition of the 25% shareholding in Shanghai Autohome from another shareholder as stipulated in a separate agreement signed in September 2017 is completed. Subsequent to the completion of the two transactions, Shanghai Autohome will become a wholly owned subsidiary of the Company.

On June 6, 2018, the Company entered into the Capital Contribution Agreement with Beijing Chehejia Information Technology Co., Ltd. (“Chehejia”), the other investors and the existing shareholders of Chehejia, pursuant to which Chehejia will increase its registered capital by RMB62,868,669 and the Company will subscribe for additional registered capital of RMB7,063,895 at a consideration of RMB100,000,000 in cash, representing a premium of RMB92,936,105.

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2016	2017
	RMB	RMB	US$
ASSETS

Non-current assets

Investments in subsidiaries, VIE and VIE’s subsidiaries	211,087,184	1,260,007,622	200,874,856

Total non-current assets	211,087,184	1,260,007,622	200,874,856

Total assets	211,087,184	1,260,007,622	200,874,856

LIABILITY

Total liability	—	—	—

Mezzanine equity

Redeemable Convertible Preferred Shares
Series A-1 (US$0.0001 par value; 53,431,125 shares authorized, and outstanding as of December 31, 2016 and 2017)	1,501,153,698	1,501,153,698	239,319,213
Series A-3 (US$0.0001 par value; 10,308,663 shares authorized, and outstanding as of December 31, 2016 and 2017)	307,816,408	307,816,408	49,073,177
Series B (US$0.0001 par value; 61,942,726 shares authorized, and outstanding as of December 31, 2016 and 2017)	2,132,875,970	2,132,875,970	340,030,605

Total mezzanine equity	3,941,846,076	3,941,846,076	628,422,995

Shareholders’ deficit

Ordinary shares(US$0.0001 par value; 372,138,271 shares authorized, 124,969,987 shares issued and outstanding at December 31, 2016 and 2017)	83,145	83,145	13,255
Series A-2 preferred shares (US$0.0001 par value; 2,179,215 shares authorized and outstanding as of December 31, 2016 and 2017)	1,450	1,450	231
Additional paid-in capital	4,611,881	4,100,000	653,636
Accumulated other comprehensive loss	—	(398,698)	(63,562)
Accumulated deficit	(3,735,455,368)	(2,685,624,351)	(428,151,699)

Total shareholders’ deficit	(3,730,758,892)	(2,681,838,454)	(427,548,139)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	211,087,184	1,260,007,622	200,874,856

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - CONTINUED

Condensed statements of comprehensive income

	For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Income from equity method investments	128,905,984	341,009,811	54,364,986

Net income before income taxes	128,905,984	341,009,811	54,364,986

Income tax expense	—	—	—
Net income	128,905,984	341,009,811	54,364,986

Other comprehensive loss, net of tax	—	(398,698)	(63,562)

Total comprehensive income, net of tax	128,905,984	340,611,113	54,301,424

Condensed statements of cash flows

For the years ended December 31,
	2016	2017
	RMB	RMB	US$
Net income	128,905,984	341,009,811	54,364,986

Share of profit in subsidiaries, VIE and VIE’s subsidiaries	(128,905,984)	(341,009,811)	(54,364,986)

Net cash provided by (used in) operating activities	—	—	—
Net cash provided by (used in) investing activities	—	—	—
Net cash provided by (used in) financing activities	—	—	—
Effect of exchange rate changes on cash and cash equivalents and restricted cash	—	—	—

Net increase (decrease) in cash and cash equivalents and restricted cash	—	—	—
Cash and cash equivalents and restricted cash at beginning of the year	—	—	—

Cash and cash equivalents and restricted cash at end of the year	—	—	—

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE.

The parent company records its investment in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323 Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIE’s and their respective

CANGO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

27.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - CONTINUED

Basis of presentation-continued

profit or loss as “Equity in profits of subsidiaries and VIE’s on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiary and VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND MARCH 31, 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31, 2017	As of March 31, 2018		Pro forma as of March 31, 2018
	Note	RMB	RMB	US$	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		803,270,815	1,962,700,728	312,900,668	3,553,826,728	566,563,583
Restricted cash		10,060,360	18,042,125	2,876,339	18,042,125	2,876,339
Short-term investments		62,380,000	599,720,000	95,609,476	599,720,000	95,609,476
Accounts receivable, net (net of allowance of RMB nil as of December 31, 2017 and March 31, 2018, respectively)		85,595,207	116,904,194	18,637,279	116,904,194	18,637,279
Financing receivables, net (net of allowance of RMB 156,124 and RMB 1,599,233 (US$ 254,955) as of December 31, 2017 and March 31, 2018, respectively)		832,052	2,513,661	400,737	2,513,661	400,737
Short-term amounts due from related parties	10	1,253,833	7,435,695	1,185,425	7,435,695	1,185,425
Prepaid expenses and other current assets		144,858,222	142,190,606	22,668,527	142,190,606	22,668,527

Total current assets		1,108,250,489	2,849,507,009	454,278,451	4,440,633,009	707,941,366

Non-current assets
Restricted cash		319,352,347	438,589,019	69,921,407	438,589,019	69,921,407
Long-term investments	3	191,002,602	191,106,582	30,466,885	191,106,582	30,466,885
Equity method investments	4	165,659,951	163,326,260	26,038,048	163,326,260	26,038,048
Property and equipment, net		9,751,738	12,495,322	1,992,048	12,495,322	1,992,048
Intangible assets		1,701,770	1,695,294	270,270	1,695,294	270,270
Deferred tax assets	7	67,774,187	84,048,783	13,399,353	84,048,783	13,399,353
Long-term amounts due from related parties	10	122,383,094	—	—	—	—
Other non-current assets		10,991,399	14,026,087	2,236,088	14,026,087	2,236,088

Total non-current assets		888,617,088	905,287,347	144,324,099	905,287,347	144,324,099

TOTAL ASSETS		1,996,867,577	3,754,794,356	598,602,550	5,345,920,356	852,265,465

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND MARCH 31, 2018 - continued

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31, 2017	As of March 31, 2018		Pro forma as of March 31, 2018
	Note	RMB	RMB	US$	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of RMB 328,522,735 and RMB 235,779,969 (US$ 37,588,874) as of December 31, 2017 and March 31, 2018, respectively)		328,522,735	235,779,969	37,588,874	235,779,969	37,588,874
Short-term amounts due to related parties (including short-term amounts due to related parties of the consolidated VIE without recourse to the Company of RMB 5,525,000 and RMB 10,167,656 (US$ 1,620,964) as of December 31, 2017 and March 31, 2018, respectively)	10	5,525,000	10,167,656	1,620,964	10,167,656	1,620,964
Risk assurance liabilities (including risk assurance liabilities of the consolidated VIE without recourse to the Company of RMB 129,935,457 and RMB 155,353,050 (US$ 24,766,931) as of December 31, 2017 and March 31, 2018, respectively)	5	129,935,457	155,353,050	24,766,931	155,353,050	24,766,931
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Company of RMB 62,320,855 and RMB 40,398,847 (US$6,440,527) as of December 31, 2017 and March 31, 2018, respectively)	7	62,320,855	40,398,847	6,440,527	40,398,847	6,440,527

Total current liabilities		526,304,047	441,699,522	70,417,296	441,699,522	70,417,296

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND MARCH 31, 2018 - continued

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31, 2017	As of March 31, 2018		Pro forma as of March 31, 2018
	Note	RMB	RMB	US$	RMB	US$
Non-current liabilities
Long-term debts (including long-term debts of the consolidated VIE without recourse to the Company of RMB 175,000,000 and RMB 175,000,000 (US$ 27,899,117) as of December 31, 2017 and and March 31, 2018, respectively)		175,000,000	175,000,000	27,899,117	175,000,000	27,899,117
Other non-current liabilities (including other non-current liabilities of the consolidated VIE without recourse to the Company of RMB 35,555,908 and RMB 35,127,462 (US$ 5,600,142) as of December 31, 2017 and March 31, 2018, respectively)		35,555,908	35,127,462	5,600,142	35,127,462	5,600,142

Total non-current liabilities		210,555,908	210,127,462	33,499,259	210,127,462	33,499,259

Total liabilities		736,859,955	651,826,984	103,916,555	651,826,984	103,916,555

Commitments and contingencies	11

Mezzanine equity
Redeemable Convertible Preferred Shares
Series A-1 (US$ 0.0001 par value; 53,431,125 shares authorized, issued and outstanding as of December 31, 2017 and March 31, 2018)		1,501,153,698	1,501,153,698	239,319,213	—	—
Series A-3 (US$ 0.0001 par value; 10,308,663 shares authorized, issued and outstanding as of December 31, 2017 and March 31, 2018)		307,816,408	307,816,408	49,073,177	—	—
Series B (US$ 0.0001 par value; 61,942,726 shares authorized, issued and outstanding as of December 31, 2017 and March 31, 2018)		2,132,875,970	2,132,875,970	340,030,605	—	—

Total mezzanine equity		3,941,846,076	3,941,846,076	628,422,995	—	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND MARCH 31, 2018 - continued

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31, 2017	As of March 31, 2018		Pro forma as of March 31, 2018
	Note	RMB	RMB	US$	RMB	US$
Shareholders’ (deficit) equity

Ordinary shares (US$ 0.0001 par value; 330,760,095 shares authorized, 124,969,987 shares issued and outstanding as of December 31, 2017 and March 31, 2018; 500,000,000 shares authorized, 294,209,892 shares issued and outstanding, unaudited pro forma)		83,145	83,145	13,255	184,547	29,421
Series A-2 preferred shares (US$ 0.0001 par value; 2,179,215 shares authorized and outstanding as of December 31, 2017 and March 31, 2018; nil shares authorized, issued and outstanding, unaudited pro forma)		1,450	1,450	231	—	—
Additional paid-in capital		4,100,000	4,100,000	653,636	4,210,213,280	671,207,040
Accumulated other comprehensive loss		(398,698)	(320,714)	(51,129)	(320,714)	(51,129)
Accumulated (deficit) retained earnings		(2,711,414,472)	(851,322,284)	(135,720,799)	475,436,560	75,795,772

Total Cango Inc.’s (deficit) equity		(2,707,628,575)	(847,458,403)	(135,104,806)	4,685,513,673	746,981,104

Non-controlling interests	6	25,790,121	8,579,699	1,367,806	8,579,699	1,367,806

Total shareholders’ (deficit) equity		(2,681,838,454)	(838,878,704)	(133,737,000)	4,694,093,372	748,348,910

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		1,996,867,577	3,754,794,356	598,602,550	5,345,920,356	852,265,465

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		Three months ended March 31,
		2017	2018
	Note	RMB	RMB	US$
Revenues
(Including related party amounts of RMB 147,356,993 and RMB 3,545,354 (US$ 565,213) for the period ended March 31, 2017 and 2018, respectively)		195,096,312	248,819,200	39,667,634

Operating cost and expenses
Cost of revenue		74,337,466	80,855,739	12,890,307
Sales and marketing		20,206,515	34,818,388	5,550,870
General and administrative		12,017,470	26,744,045	4,263,630
Research and development		2,266,163	6,452,126	1,028,621
Net (gain) loss on risk assurance liabilities		(13,355,567)	3,767,948	600,700
Provision for financing receivables		—	3,061,743	488,114

Total operation cost and expense		95,472,047	155,699,989	24,822,242

Income from operations		99,624,265	93,119,211	14,845,392

Interest income (Including related party amounts of RMB 807,520 and RMB 1,215,066 (US$ 193,710) for the period ended March 31, 2017 and 2018, respectively)		2,768,521	8,077,396	1,287,727
Income (loss) from equity method investments		1,254,762	(2,333,691)	(372,045)
Interest expense		(1,677,587)	(4,789,726)	(763,595)
Foreign exchange loss, net		—	(2,623,389)	(418,230)
Other income		1,248,741	22,021,823	3,510,796
Other expenses		(10,071)	(106,088)	(16,914)

Net income before income taxes		103,208,631	113,365,536	18,073,131
Income tax expenses	7	(28,947,785)	(29,339,041)	(4,677,333)

Net income		74,260,846	84,026,495	13,395,798

Less: Net income attributable to non-controlling interests	6	129,979	3,934,307	627,220

Net income attributable to Cango Inc.’s shareholders		74,130,867	80,092,188	12,768,578

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		Three months ended March 31,
		2017	2018
	Note	RMB	RMB	US$
Earnings per share attributable to ordinary shareholders and Series A-2 preferred shareholder:
Basic and diluted	8	0.29	0.32	0.05

Weighted average shares used to compute earnings per share attributable to ordinary shareholders and Series A-2 preferred shareholder :
Basic	8	127,149,202	127,149,202	127,149,202
Diluted	8	252,831,716	252,831,716	252,831,716

Pro forma income per share attributable to ordinary shareholders—basic and diluted (unaudited)	8		0.27	0.04

Shares used in pro forma income per share computation—basic and diluted (unaudited)	8		295,898,332	295,898,332

Other comprehensive loss, net of tax
Unrealized losses on available-for-sale securities		377,198	77,984	12,432

Total comprehensive income, net of tax		74,638,044	84,104,479	13,408,230

Total comprehensive income attributable to non-controlling interests		129,979	3,934,307	627,220

Total comprehensive income attributable to Cango Inc.’s shareholders		74,508,065	80,170,172	12,781,010

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		Three months ended March 31,
		2017	2018
	Note	RMB	RMB	US$
Cash flows from operating activities:
Net income		74,260,846	84,026,495	13,395,798
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization		518,771	1,935,544	308,571
(Gain) loss on risk assurance liabilities		(13,355,567)	3,767,948	600,700
Provision of financing receivables		—	3,061,743	488,114
Gain (loss) from equity method investment		(1,254,762)	2,333,691	372,045
Loss on disposal of property and equipment		870	19,227	3,065
Foreign exchange loss, net		—	2,623,389	418,230
Deferred income tax expense (income)		1,724,897	(16,300,592)	(2,598,698)
Changes in operating assets and liabilities:
Accounts receivable		217,940	(31,308,987)	(4,991,389)
Financing receivables		—	(6,361,986)	(1,014,250)
Receivables from related parties		(8,900,777)	2,193,232	349,653
Other current and non-current assets		(8,550,736)	1,081,718	172,452
Payables to related parties		—	4,642,656	740,149
Risk assurance liabilities		(9,496,829)	21,649,645	3,451,463
Other current and non-current liabilities		35,751,766	(115,608,571)	(18,430,724)

Net cash provided by (used in) operating activities		70,916,419	(42,244,848)	(6,734,821)

Cash flows from investing activities:
Proceeds from redemption of short-term investments		135,000,000	327,500,000	52,211,204
Proceeds from shareholder loans		—	114,000,000	18,174,282
Disposal of property and equipment and intangible assets		190	—	—
Purchase of short-term investments		(172,000,000)	(864,840,000)	(137,875,841)
Purchase of long-term investments		(88,000,000)	—	—
Purchases of property and equipment and intangible assets		(2,006,691)	(4,514,035)	(719,644)

Net cash used in investing activities		(127,006,501)	(427,854,035)	(68,209,999)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018 - continued

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		Three months ended March 31,
		2017	2018
	Note	RMB	RMB	US$
Cash flows from financing activities:
Contribution from shareholders		—	1,785,800,000	284,698,530
Sale of subsidiaries’ equity to non-controlling interests holders		400,000	—	—
Proceeds from borrowings		88,892,100	—	—
Distribution to non-controlling interest holders		—	(26,429,378)	(4,213,465)

Net cash provided by financing activities		89,292,100	1,759,370,622	280,485,065

Effect of exchange rate changes on cash, cash equivalents and restricted cash		—	(2,623,389)	(418,230)

Net increase in cash, cash equivalents and restricted cash		33,202,018	1,286,648,350	205,122,015

Cash, cash equivalents and restricted cash at beginning of the period		46,000,213	1,132,683,522	180,576,399

Cash, cash equivalents and restricted cash at the end of the period		79,202,231	2,419,331,872	385,698,414

Including:
Cash, cash equivalents		78,187,821	1,962,700,728	312,900,668
Restricted cash		1,014,410	456,631,144	72,797,746

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION

The unaudited interim condensed consolidated financial statements include the accounts of Cango Inc. (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity as a whole), its subsidiaries, variable interest entity (“VIE”), and the subsidiaries of the VIE.

These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2017. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three months ended March 31, 2017 and 2018 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2018. The condensed consolidated balance sheet as of December 31, 2017 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017.

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

VIE disclosures

Except for all assets of the consolidated trusts, there was no other pledge or collateralization of the VIE’s assets. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary Cangulong. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIE during the periods presented. The table sets forth the assets and liabilities of the VIE included in the Company’s consolidated balance sheets:

	As of December 31, 2017	As of March 31, 2018
	RMB	RMB	US$
Cash and cash equivalents	803,270,815	1,962,700,728	312,900,668
Other current assets	304,979,674	886,806,281	141,377,783

Total current assets	1,108,250,489	2,849,507,009	454,278,451

Restricted cash	319,352,347	438,589,019	69,921,407
Long-term investments	191,002,602	191,106,582	30,466,885
Equity method investments	165,659,951	163,326,260	26,038,048
Other non-current assets	212,602,188	112,265,486	17,897,759

Total non-current assets	888,617,088	905,287,347	144,324,099

Total assets	1,996,867,577	3,754,794,356	598,602,550

Total current liabilities	526,304,047	441,699,522	70,417,296
Total non-current liabilities	210,555,908	210,127,462	33,499,259

Total liabilities	736,859,955	651,826,984	103,916,555

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income:

	Three months ended March 31,
	2017	2018
	RMB	RMB	US$
Revenues	195,096,312	248,819,200	39,667,634
Net income	74,260,846	84,026,495	13,395,798

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

VIE disclosures - continued

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	Three months ended March 31,
	2017	2018
	RMB	RMB	US$
Net cash provided by (used in) operating activities	70,916,419	(42,244,848)	(6,734,821)
Net cash used in investing activities	(127,006,501)	(427,854,035)	(68,209,999)
Net cash provided by financing activities	89,292,100	1,759,370,622	280,485,065

Consolidated trusts

The Company established trusts (“Trusts”) to invest in subordinated tranches of automobile backed loans. The Company contributed capital to these Trusts, determined the investment strategy, and is the sole beneficiary of these Trusts. These Trusts are administered by third party trust companies as the trustees. The Company consolidates these Trusts as it has the power to direct the activities of them that most significantly impacts their economic performance and the obligation to absorb losses of these Trusts that potentially could be significant to the Trusts.

The Company invested in subordinated trust units of automobile backed loans issued by Jincheng Bank amounting to RMB 141,534,200 and RMB 141,534,200 (US$ 22,563,881) which was classified as long-term investments as of December 31, 2017 and March 31, 2018 respectively. The investments in subordinated trust units of automobile backed loans were not in an unrealized loss position and no other-than-temporary impairment was recognized in earnings.

The table sets forth the assets and liabilities of the consolidated trusts included in the Company’s consolidated balance sheets:

	As of December 31, 2017	As of March 31, 2018
	RMB	RMB	US$
Total non-current assets	141,534,200	141,534,200	22,563,881
Total non-current liabilities	125,000,000	125,000,000	19,927,941

Non-consolidated trust

As of December 31, 2017 and March 31, 2018, the Company (through its consolidated trusts) invested in subordinated tranches of automobile backed loans that were originated through a third party trust. The subordinated tranches provides specific returns based on the credit risk of the underlying loans. The Company does not have any additional liquidity arrangements, guarantees, or other commitments to the third party trust. The trust is held by and administered by a third party company as a trustee. The Company is not the primary beneficiary and does not consolidate this trust because the Company does not have power

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

1.	ORGANIZATION - CONTINUED

VIE disclosures - continued

Non-consolidated trust-continued

over decisions that significantly affect the trust’s economic performance. The Company accounts for the subordinated tranches of automobile backed loans as long-term investments. As of December 31, 2017 and March 31, 2018, the net carrying amount of the subordinated tranches of automobile backed loans was RMB 191,002,602 and RMB 191,106,582(US$ 30,466,885), respectively, and the Company’s maximum exposure to loss in the trust, is limited to the subordinated tranches of automobile backed loans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pro forma information (Unaudited)

The unaudited pro forma balance sheet information as of March 31, 2018 assumes the automatic conversion of all of the outstanding Convertible Preferred Shares and 41,378,176 of Series C Convertible Preferred Shares (the “Series C Preferred Shares”) into 169,239,905 ordinary shares upon the completion of the qualified IPO.

Convenience translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB 6.2726 per US$1.00 on March 30, 2018, the last business day in March 2018, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Derivative Instruments

The Company entered into various foreign currency forward contracts that allow the Company to sell US Dollars at a pre-determined exchange rate on maturity date. The total notional amount of the outstanding foreign currency forward contracts was RMB 248.0 million (US$ 39.5 million) as of March 31, 2018. The Company did not have any forward contracts outstanding as of December 31, 2017.

The Company accounts for the foreign currency forward contracts in accordance with ASC 815, Derivatives and hedging. The foreign currency forward contracts were measured at fair value and classified as other current assets within the condensed consolidated balance sheets. The Company estimates the fair value of the foreign currency forward contract at each reporting period using a market based approach using prevailing market rates and industry standard valuation techniques. Any change in the fair value of the foreign currency forward contracts are recorded as other income (loss) in the condensed consolidated statement of comprehensive income for each period until the contract matures, is terminated, or sold. During the three months ended March 31, 2018, the unrealized gains (losses) recognized in the comprehensive income related to the foreign currency forward contracts were not material. There were no unrealized gains (losses) during the three months ended March 31, 2017.

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Derivative Instruments-continued

The foreign currency forward contracts may expose the Company to credit risk to the extent that the counterparty may be unable to meet the terms of the arrangement. The Company mitigates this credit risk by transacting with major financial institutions with high credit ratings. The Company pledged RMB 7.9 million (US$ 1.3 million) as cash collateral for its foreign currency forward contracts as of March 31, 2018.

3.	LONG-TERM INVESTMENTS

The Company’s long-term investments consist of the following:

Long-term cost method equity securities

The carrying amount of the Company’s long-term cost method equity securities was RMB 141,534,200 and RMB 141,534,200 (US$ 22,563,881) as of December 31, 2017 and March 31, 2018, respectively. No impairment loss was recognized during the three months ended March 31, 2017 and 2018.

Long-term available-for-sale debt securities

The carrying amount of the Company’s long-term available-for-sale debt securities was RMB 49,468,402 and RMB 49,572,382 (US$ 7,903,004) as of December 31, 2017 and March 31, 2018, respectively. The unrealized gain for long-term available-for-sale debt securities was RMB 502,930 and RMB 103,980 (US$ 16,577) for the three months ended March 31, 2017 and 2018, respectively. No impairment loss was recognized during the three months ended March 31, 2017 and 2018.

4.	EQUITY METHOD INVESTMENTS

In September 2015, the Company and three founding parties jointly established Shanghai Autohome Financing Lease Co., Ltd. (“Shanghai Autohome”), which mainly provides automobile finance leasing services, with RMB 300,000,000 registered capital. Each of the founding parties held a 25% equity interest. As the Company has significant influence over Shanghai Autohome, Shanghai Autohome was accounted for as an equity method investment.

In June 2017, the Company acquired an additional 25% equity interest in Shanghai Autohome for a purchase consideration of RMB 90,000,000.

In September 2017, the Company entered into a series of agreements to acquire another additional 25% of the equity interest in Shanghai Autohome for RMB 103,000,000. This acquisition is not closed as of the date of this report.

The Company’s share of (loss) profit in Shanghai Autohome for the three months ended March 31, 2017 and 2018 of RMB 1,571,240 profit and RMB 1,949,160 (US$ 310,742) loss, was recognized in the consolidated statements of comprehensive income.

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

4.	EQUITY METHOD INVESTMENTS - CONTINUED

The Company’s share of profit (loss) in the remaining equity method investments were not material for the three months ended March 31, 2017 and 2018.

5.	RISK ASSURANCE LIABILITIES

The movement of risk assurance liabilities during the three months ended March 31, 2017 and 2018 are as follows:

	As of March 31,
	2017	2018
	RMB	RMB	US$
Balance at the beginning of the period	149,787,763	129,935,457	20,714,769
Fair value of risk assurance liabilities upon the inception of new loans	4,215,273	46,297,325	7,380,882
Performed risk assurance liabilities	(13,711,874)	(24,647,680)	(3,929,420)
Net (gain) loss on risk assurance liabilities	(13,355,567)	3,767,948	600,700

Balance at the end of the period	126,935,595	155,353,050	24,766,931

The maximum potential undiscounted future payment which the Company would be required to make under its risk assurance obligation is RMB 10,051,661,346 (US$ 1,602,471,279) as of March 31, 2018. The term of the risk assurance obligation ranges from 6 months to 60 months as of March 31, 2018.

6.	NON-CONTROLLING INTERESTS

The movement of non-controlling interests during the three months ended March 31, 2017 and 2018 are as follows:

	As of March 31,
	2017	2018
	RMB	RMB	US$
Balance at the beginning of the period	15,294,222	25,790,121	4,111,553
Capital contribution by non-controlling interests shareholders	—	5,800,000	924,656
Dividends distribution to non-controlling interests shareholders	—	(26,944,729)	(4,295,623)
Sale of subsidiaries’ equity to non-controlling interests shareholders	556,036	—	—
Net income attributed to non-controlling interests	129,979	3,934,307	627,220

Balance at the end of the period	15,980,237	8,579,699	1,367,806

7.	INCOME TAXES

The Company’s tax provision for interim periods is determined using an estimated annual effective tax rate, adjusted for discrete items arising in that quarter. In each quarter, the Company updates the estimated annual

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

7.	INCOME TAXES - CONTINUED

effective tax rate and make a year-to-date adjustment to the provision. The estimated annual effective tax rate is subject to change in subsequent quarters as the estimates of pretax income or loss for the year increase or decrease and certain subsidiaries of the Company may or may not continue to qualify for certain preferential tax rates.

The Company did not provide deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries and VIEs for the year ended 2017 and the three months ended March 31, 2018 on the basis of its intent to permanently reinvest foreign subsidiaries and VIEs’ earnings. As of March 31, 2018, the total amount of undistributed earnings from the Company’s PRC subsidiaries and VIEs for which no withholding tax has been accrued was RMB 486 million (US$ 77 million).

8.	EARNINGS PER SHARE (“EPS”)

The following table sets forth the computation of basic and diluted net income per share for the three months ended March 31, 2017 and 2018:

Undistributed earnings allocated to participating securities are subtracted from net income in determining net income attributable to ordinary shareholders. Basic EPS is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of shares of our ordinary share outstanding, adjusted for participating securities that are convertible in the future.

	Three months ended March 31,
Basic EPS:	2017		2018
	Ordinary Shares	Series A-2 preferred shares	Ordinary Shares		Series A-2 preferred shares
	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income attributable to Cango Inc’s shareholders	72,860,335	1,270,532	78,719,485	12,549,737	1,372,703	218,841
Less: Allocation of net income to participating securities	36,218,834	631,581	39,131,415	6,238,468	682,370	108,786

Net income attributable to ordinary shareholders and Series A-2 preferred shareholders	36,641,501	638,951	39,588,070	6,311,269	690,333	110,055

Denominator:
Number of shares used for Basic EPS computation (millions of shares)	124.97	2.18	124.97	124.97	2.18	2.18

Basic EPS	0.29	0.29	0.32	0.05	0.32	0.05

The computation of the diluted EPS assumes the conversion of all convertible preferred shares to ordinary share. Diluted EPS attributable to ordinary shareholders is computed by dividing the resulting net income attributable to ordinary shareholders by the weighted-average number of fully diluted ordinary shares outstanding.

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

8.	EARNINGS PER SHARE (“EPS”) - CONTINUED

Basic and diluted EPS are the same for each class of ordinary share because they are entitled to the same liquidation and dividend rights.

	Three months ended March 31,
Diluted EPS:	2017		2018
	Ordinary Shares	Series A-2 preferred shares	Ordinary Shares		Series A-2 preferred shares
	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income attributable to ordinary shareholders and Series A-2 preferred shareholders	36,641,501	638,951	39,588,070	6,311,269	690,333	110,055
Reallocation of net income attributable to participating securities	36,850,415	—	39,813,785	6,347,254	—	—
Reallocation of net income as a result of conversion of Series A-2 preferred shares to ordinary shares	638,951	—	690,333	110,055	—	—

Net income attributable to ordinary shareholders and Series A-2 preferred shareholders for diluted EPS	74,130,867	638,951	80,092,188	12,768,578	690,333	110,055

Denominator:
Number of shares used for basic EPS computation (millions of shares)	124.97	2.18	124.97	124.97	2.18	2.18
Conversion of Series A-2 preferred shares to ordinary shares (millions of shares)	2.18	—	2.18	2.18	—	—
Weighted average effect of dilutive securities:
Conversion of Series A-1, A-3 and B preferred shares to ordinary shares (millions of shares)	125.68	—	125.68	125.68	—	—

Number of shares used for diluted EPS computation (millions of shares)	252.83	2.18	252.83	252.83	2.18	2.18

Diluted EPS	0.29	0.29	0.32	0.05	0.32	0.05

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

8.	EARNINGS PER SHARE (“EPS”) - CONTINUED

The unaudited pro forma net income per ordinary share is computed using the weighted-average number of ordinary shares outstanding and assumes the automatic conversion of all Series A, Series B and Series C preferred Shares into 169,239,905 weighted-average shares of ordinary shares upon the closing of the Company’s qualified IPO, as if it had occurred on January 1, 2018.

The following table summarizes the unaudited pro forma net income per share:

Pro forma Basic and Diluted EPS:	Three months ended March 31, 2018
	Ordinary shares		Series A-2 preferred shares
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	US$	RMB	US$
Numerator:
Net income attributable to ordinary shareholders and Series A-2 preferred shareholders—basic	33,826,212	5,392,694	589,858	94,037
Reallocation of net income attributable to participating securities	45,219,100	7,208,988	—	—
Reallocation of net income as a result of conversion of Series A-2 preferred shares to ordinary shares	589,858	94,037	—	—
Reallocation of net income for dividends distribution in excess of current year earnings	457,018	72,859	—	—

Net income attributable to ordinary shareholders for basic and diluted pro forma EPS	80,092,188	12,768,578	589,858	94,037

Denominator:
Number of shares used for basic EPS computation (millions of shares)	124.97	124.97	2.18	2.18
Conversion of Series A-2 preferred shares to ordinary shares (millions of shares)	2.18	2.18	—	—
Weighted average effect of dilutive securities:
Conversion of Series A-1, A-3, B and C preferred shares to ordinary shares (millions of shares)	167.06	167.06	—	—
Adjustment to IPO shares for dividends in excess of current year earnings (millions of shares)	1.69	1.69	—	—

Number of shares used for basic and diluted pro forma EPS (millions of shares)	295.90	295.90	2.18	2.18

Pro forma EPS—Basic and Diluted	0.27	0.04	0.27	0.04

9.	FAIR VALUE MEASUREMENTS

Assets and liabilities measured or disclosed at fair value

Following are descriptions of the valuation techniques and key in puts, and significant assumptions utilized for fair value measurements.

•	Short-term available–for-sale debt securities are carried at fair value based on observable market prices;

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

9.	FAIR VALUE MEASUREMENTS - CONTINUED

Assets and liabilities measured or disclosed at fair value-continued

•	Derivative instruments are carried at fair value based on a market approach using prevailing market rates and industry standard valuation techniques;

•	Long-term available-for-sale debt securities are carried at fair value using the present value of the cash flows expected to be collected. The Company updates the estimated cash flow at each reporting period and considers all relevant available information, including past events, current conditions and reasonable and supportable forecasts;

•	Long-term cost method equity securities are investments in subordinated trust units where the underlying are automobile loans originated by a third party financial institution. There is no active market for such investments. Additionally, it is not practicable for the Company to estimate the fair value of these assets using an income based approach as key inputs to estimating current fair value of the asset (borrower credit worthiness, delinquency data, loan term, and interest rates) are proprietary information held by the third party, and cannot be readily obtained by either the Company or third party valuation specialists.

Assets measured at fair value on a recurring basis

	As of December 31, 2017
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term available-for-sale debt securities	—	62,380,000	—	62,380,000
Long-term available-for-sale debt securities	—	—	49,468,402	49,468,402

	As of March 31, 2018
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term available-for-sale debt securities	—	599,720,000	—	599,720,000
Long-term available-for-sale debt securities	—	—	49,572,382	49,572,382
Derivative instruments	—	1,366,971	—	1,366,971

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

9.	FAIR VALUE MEASUREMENTS - CONTINUED

Assets measured at fair value on a recurring basis-continued

	As of March 31, 2018
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Assets:
Short-term available-for-sale debt securities	—	95,609,476	—	95,609,476
Long-term available-for-sale debt securities	—	—	7,903,004	7,903,004
Derivative instruments	—	217,927	—	217,927

The Company did not transfer any assets in or out of level 3 during the three months ended March 31, 2017 and 2018.

The following table summarizes the fair value of the Company’s financial liabilities measured and recorded at amortized cost as of December 2017 and March 31, 2018:

	As of December 31, 2017
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Long-term debts
Trust borrowings	—	50,000,000	—	50,000,000
Securitization debts payable	—	141,444,141	—	141,444,141

	As of March 31, 2018
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Long-term debts
Trust borrowings	—	50,000,000	—	50,000,000
Securitization debts payable	—	139,186,124	—	139,186,124

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

9.	FAIR VALUE MEASUREMENTS - CONTINUED

Assets measured at fair value on a recurring basis-continued

	As of March 31, 2018
	Active market (Level 1)	Observable input (Level 2)	Non-observable input (Level 3)	Total
	US$	US$	US$	US$
Liabilities:
Long-term debts
Trust borrowings	—	7,971,176	—	7,971,176
Securitization debts payable	—	22,189,542	—	22,189,542

The Company estimates the fair value of the available-for-sale debt securities using a discounted cash flow methodology. The significant unobservable input used in the fair value measurement is the discount rate applied in the valuation models. This input in isolation can cause significant increases or decreases in fair value. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of available-for-sale debt securities; conversely a decrease in the discount rate can significantly increase the fair value of the available-for-sale debt securities. The discount rate is determined based on the market rates.

Significant Unobservable Inputs

		As of December 31, 2017	As of March 31, 2018
Financial Assets	Unobservable	Weighted—Average	Weighted—Average
Available for sale debt securities	Discount rate	7.76%	6.71%

The following table presents a reconciliation of all financial assets measured at fair value on a recurring basis using unobservable inputs (level 3):

	As of March 31,
	2017	2018
	RMB	RMB	US$
Balance at January 1	122,400,000	49,468,402	7,886,427
Additions during the period	56,000,000	—	—
Unrealized fair value gain included in other comprehensive income	502,930	103,980	16,577

Balance at March 31	178,902,930	49,572,382	7,903,004

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Name of related parties	Relationship with the Company
Mr. Xiaojun Zhang	Principal shareholder and co-founder of the Company
Mr. Jiayuan Lin	Principal shareholder and Chief Executive Officer of the Company
Jincheng Bank (i)	Company under significant influence of principal shareholder of the Company
Shanghai Wangjin Investment Management Co., Ltd.	Company controlled by principal shareholder of the Company
Shanghai Autohome	The Company’s equity method investee
Hebei Jiahui Consultation Service Co., Ltd.	The Company’s equity method investee
Liaoning Junan Automobile Consultation Service Co., Ltd.	The Company’s equity method investee

(i)	Mr. Xiaojun Zhang, one of the co-founders and principal shareholders of the Company, was appointed as a member of the Board of Directors of Jincheng Bank on March 24, 2015. He subsequently resigned from the Board of Directors on September 19, 2017. Therefore, Jincheng Bank was deemed to be a related party for the three months ended March 31, 2017.

Details of related party balances and transactions as of December 31, 2017 and March 31, 2018 are as follows:

10.1	Amounts due to related parties

	As of December 31, 2017	As of March 31, 2018
	RMB	RMB	US$
Hebei Jiahui Consultation Service Co., Ltd.	1,200,000	1,200,000	191,308
Liaoning Junan Automobile Consultation Service Co., Ltd.	4,315,000	4,315,000	687,913
Shanghai Autohome	10,000	4,652,656	741,743

	5,525,000	10,167,656	1,620,964

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

10.	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

10.2	Amounts due from related parties

	Notes		As of December 31, 2017	As of March 31, 2018
			RMB	RMB	US$
Shanghai Autohome	(i	)	1,253,833	1,102,009	175,686
Mr. Jiayuan Lin	(ii	)	79,548,880	6,333,686	1,009,739
Shanghai Wangjin Investment Management Co., Ltd.	(ii	)	42,834,214	—	—

			123,636,927	7,435,695	1,185,425

(i)	The balance mainly represents automotive financing facilitation service fees, in the ordinary course of business.
(ii)	The balance represents the borrowings provided to related parties. The borrowing terms were approximately 5 years. The weighted average interest rate for the outstanding borrowings was 4.90% as of December 31, 2017 and March 31, 2018, respectively. The Company intends to settle the loans extended to related parties and it is anticipated that the remaining loans will be repaid in full as of 2020 or before the company’s qualified initial public offering, whichever is earlier.

10.3	Transactions with related parties

	Three months ended March 31,
	2017	2018
	RMB	RMB	US$
Revenue
Shanghai Autohome	7,070,716	3,545,354	565,213
Jincheng Bank	140,286,277	—	—

	147,356,993	3,545,354	565,213

Interest income
Mr. Jiayuan Lin	413,426	784,805	125,116
Shanghai Wangjin Investment Management Co., Ltd	394,094	430,261	68,594

	807,520	1,215,066	193,710

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

10.	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

10.4	Guarantee provided for related parties

The company provided a guarantee for short-term and long-term debts of Shanghai Autohome for the year ended December 31, 2017 and the three months ended March 31, 2018, as following.

	Notes		As of December 31, 2017	As of March 31, 2018
			RMB	RMB	US$
Shanghai Autohome	(i	)	420,022,521	547,021,884	87,208,157

(i)	In 2017, the Company provided a guarantee on Shanghai Autohome’s short-term and long-term debts to Shanghai Autohome’s creditors. The Company’s obligation under the guarantee contract was terminated on December, 2019 when Shanghai Autohome repay its short-term and long-term debts. The Company did not charge any commission on the guarantee service.

11.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The Company’s lease agreements are entered into with third parties and usually have a renewal option with an advance notice period of one to twelve months, and no restrictions or contingent rents. For lease agreements with escalated rental payments, they are recognized on a straight-line basis over the lease term.

Future minimum payments under non-cancelable operating leases for office rental consist of the following as of March 31, 2018:

	RMB	US$
Three months ended March 31, 2018:
2018 (April 1 – December 31)	12,640,618	2,015,212
2019	14,356,825	2,288,816
2020 and after	10,688,555	1,704,007

	37,685,998	6,008,035

Indemnification commitments

The Company indemnified short-term and long-term debts from Shanghai Autohome for the three months ended March 31, 2017 and 2018 The Company’s obligation under the guarantee contract will be terminated in December 2019 upon maturity the Shanghai Autohome debts. The Company did not charge a fee for the guarantee. The Company did not accrue any loss contingency accruals as the probability of loss was remote and the potential loss was not estimable.

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

11.	COMMITMENTS AND CONTINGENCIES - CONTINUED

Legal contingencies

The Company is not currently involved in any legal proceedings which could result in material loss contingencies.

Risk assurance contingencies

The Company estimated and accrued for the contingent loss related to the risk assurance liability as disclosed in Note 5.

12.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

The Company issued Series A-1, Series A-2, Series A-3 and Series B Preferred Shares (collectively, the “Preferred Shares”) to the same group of third party shareholders of the VIE on March 23, 2018. Series A-1, Series A-3, and Series B Preferred Shares (collectively, the “Redeemable Preferred Shares”) are recorded at fair value on the issuance date and is presented on a retroactive basis.

The Redeemable Preferred Shares were initially measured at fair value. The Company elected to recognize the changes in redemption value immediately as they occur and adjust the carrying amount of the Redeemable Preferred Shares to equal the redemption value at each reporting period. The changes in redemption value including cumulative dividends shall be recorded as a reduction of income available to ordinary shareholders in accordance with ASC 480-10-S99 3A. The Company concluded that there is no accretion to be recognized because the carrying amount of the Redeemable Preferred Shares is greater than the redemption value. Therefore, no adjustment will be made to the initial carrying amount of the Redeemable Preferred Shares until the redemption amount exceeds the carrying amount of the Redeemable Preferred Shares. The liquidation preference amount was RMB920.9 million and RMB2,929.1 million (US$467.0 million) as of December 31, 2017 and March 31, 2018, respectively.

13.	SUBSEQUENT EVENTS

The subsequent events have been evaluated through June 22, 2018, the date the consolidated financial statements were issued.

On June 4, 2018, the Company signed the Series C Convertible Preferred Shares Purchase Agreement (the “Series C Preferred Shares”). On June 15, 2018, the Company issued 41,378,176 Series C Preferred Shares with a par value of $0.0001 per share for an aggregate purchase price of US$245,634,283 or US$5.9363 per share.

In May, 2018, the Company adopted the Share Incentive Plan 2018 (the “Plan”) which enables eligible grantees to purchase an aggregate of no more than 27,845,526 ordinary shares of the Company.

On May 10, 2018, the Company entered into an agreement with Shanghai Autohome’s shareholder to acquire its remaining 25% equity interest in Shanghai Autohome for a total cash consideration of RMB103,000,000. This transaction will be closed, after the acquisition of the 25% shareholding in Shanghai Autohome from another shareholder as stipulated in a separate agreement signed in September 2017 is

CANGO INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

13.	SUBSEQUENT EVENTS - CONTINUED

completed. Subsequent to the completion of the two transactions, Shanghai Autohome will become a wholly owned subsidiary of the Company.

On June 6, 2018, the Company entered into the Capital Contribution Agreement with Beijing Chehejia Information Technology Co., Ltd. (“Chehejia”), the other investors and the existing shareholders of Chehejia, pursuant to which Chehejia will increase its registered capital by RMB62,868,669 and the Company will subscribe for additional registered capital of RMB7,063,895 at a consideration of RMB100,000,000 in cash, representing a premium of RMB92,936,105.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and the Shareholders of Shanghai Autohome Financing Lease Co., Ltd.,

We have audited the accompanying consolidated financial statements of Shanghai Autohome Financing Lease Co., Ltd. (the “Company”), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive (loss) income and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shanghai Autohome Financing Lease Co., Ltd. at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

May 4, 2018, except for Note 13, as to which the date is June 22, 2018

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

		As of December 31,
		2016	2017	2017
	Note	RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		13,601,858	83,583,116	13,325,115
Restricted Cash—current		—	24,971,111	3,980,983
Finance lease receivables—current (net of allowance of RMB 5,479,139 and RMB 12,526,193 (US$ 1,996,971) as of December 31, 2016 and 2017, respectively)	3	467,365,670	428,718,714	68,347,848
Short-term amounts due from related parties	8	500,000	10,000	1,594
Prepaid expenses		797,637	732,556	116,787
Other current assets		6,386,972	4,541,956	724,092

Total current assets		488,652,137	542,557,453	86,496,419

Non-current assets
Restricted Cash—non-current		14,087,200	10,000,000	1,594,235
Finance lease receivables—non-current (net of allowance of RMB 4,824,849 and RMB 5,158,585 (US$ 822,400) as of December 31, 2016 and 2017, respectively)	3	493,021,435	245,298,203	39,106,304
Property and equipment, net	4	2,202,342	1,533,667	244,503
Intangible assets	5	54,003	48,321	7,704
Deferred tax asset	7	—	—	—
Other non-current assets		2,132,997	1,671,642	266,499

Total non-current assets		511,497,977	258,551,833	41,219,245

TOTAL ASSETS		1,000,150,114	801,109,286	127,715,664

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term debts	6	424,888,000	128,300,000	20,454,038
Long-term debts—current (including long-term debt—current of the consolidated VIE without recourse to the Company of RMB nil and RMB 16,353,743 (US$ 2,607,171) as of December 31, 2016 and December 31, 2017, respectively)	6	76,667,172	168,258,564	26,824,373
Short-term amounts due to related parties	8	8,963,726	1,253,833	199,890
Income tax payable		—	4,069,084	648,708
Accrued expenses and other current liabilities		6,912,271	9,749,208	1,554,253

Total current liabilities		517,431,169	311,630,689	49,681,262

Non-current liabilities
Long-term debts—non-current (including long-term debt—non-current of the consolidated VIE without recourse to the Company of RMB 66,065,839 and RMB 131,920,000 (US$ 21,031,151) as of December 31, 2016 and December 31, 2017, respectively)	6	205,176,591	214,928,452	34,264,651

Total non-current liabilities		205,176,591	214,928,452	34,264,651

Total liabilities		722,607,760	526,559,141	83,945,913

Commitments and contingencies	9
Shareholders’ Equity
Paid-in capital	10	300,000,000	300,000,000	47,827,057
Accumulated deficit	11	(22,457,646)	(25,449,855)	(4,057,306)

Total shareholders’ equity		277,542,354	274,550,145	43,769,751

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,000,150,114	801,109,286	127,715,664

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

		Year ended December 31,
		2016	2017	2017
	Note	RMB	RMB	US$
Revenues
Financing lease income		45,333,157	132,400,252	21,107,715

Total revenues		45,333,157	132,400,252	21,107,715

Operating cost and expenses:
Cost of revenue (including related party amounts of RMB 19,170,348 and RMB 31,084,763(US$ 4,955,643) for the year ended December 31, 2016 and 2017, respectively)		(36,515,582)	(82,092,382)	(13,087,457)
Sales and marketing		(7,521,129)	(13,365,191)	(2,130,726)
General and administrative		(14,359,336)	(10,014,097)	(1,596,483)
Provision for finance lease receivables		(11,400,680)	(27,005,865)	(4,305,370)

(Loss) from operations		(24,463,570)	(77,283)	(12,321)
Interest income		2,355,536	1,555,238	247,942
Other income		502	109,003	17,378
Other expenses		—	(35,076)	(5,593)
Net (loss) income before income taxes		(22,107,532)	1,551,882	247,406

Income tax expenses	7	—	(4,544,091)	(724,435)
Net (loss)		(22,107,532)	(2,992,209)	(477,029)

TOTAL COMPREHENSIVE (LOSS)		(22,107,532)	(2,992,209)	(477,029)

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

		Year ended December 31,
		2016	2017	2017
	Note	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)		(22,107,532)	(2,992,209)	(477,029)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization		483,325	874,282	139,381
Provision for finance lease receivables		11,400,680	27,005,865	4,305,370
Loss on disposal of property and equipment		—	35,074	5,592
Changes in operating assets and liabilities:
Receivables from related parties		(500,000)	490,000	78,118
Other current and non-current assets		(9,317,607)	2,371,451	378,065
Payables to related parties		8,963,727	(7,709,894)	(1,229,138)
Other current and non-current liabilities		6,912,270	6,906,023	1,100,982

Net cash (used in) provided by operating activities		(4,165,137)	26,980,592	4,301,341

Cash flows from investing activities:
Principal collections and recoveries on finance lease receivables		214,258,014	508,192,016	81,017,762
Origination of finance lease receivables, net of initial direct cost		(1,186,045,798)	(248,827,693)	(39,668,988)
Purchases of property and equipment and intangible assets		(2,739,670)	(234,999)	(37,464)

Net cash (used in) provided by investing activities		(974,527,454)	259,129,324	41,311,310
Cash flows from financing activities:
Proceeds from debts		946,356,800	438,901,659	69,971,249
Repayment of debts		(239,625,037)	(634,146,406)	(101,097,855)

Net cash provided by (used in) financing activities		706,731,763	(195,244,747)	(31,126,606)

Net (decrease) increase in cash, cash equivalents and restricted cash		(271,960,828)	90,865,169	14,486,045

Cash, cash equivalents and restricted cash at beginning of the year		299,649,886	27,689,058	4,414,288

Cash, cash equivalents and restricted cash at end of year		27,689,058	118,554,227	18,900,333

Including:
Cash and cash equivalents		13,601,858	83,583,116	13,325,115
Restricted cash		14,087,200	34,971,111	5,575,218
Supplemental disclosures of cash flow information:
Income taxes paid		—	475,006	75,727
Interest expense paid		13,526,965	47,858,857	7,629,828

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

1.	ORGANIZATION

Shanghai Autohome Financing Lease Co., Ltd. (the “Company”) was established on September 16, 2015 in the People’s Republic of China (“PRC”). The Company consists of one legal entity domiciled in the PRC. The Company was collectively owned by Shanghai Cango Investment and Management Consultation Service Co., Ltd (“Shanghai Cango”), Shanghai Wangtian Investment Management Co., Ltd (“Shanghai Wangtian”), Ningbo Meishan Bonded Harbor Zone Xinxiang Investment Management L.P. (formerly known as Beijing Chehejia Technology L.P.), and Autohome Financing Hong Kong Limited (“Hong Kong Autohome”), with each party holding a 25% equity interest in the Company. In June 2017, Shanghai Cango acquired an additional 25% equity interest in the Company for RMB 90,000,000. On September 17, 2017, Shanghai Cango entered into an agreement to acquire an additional 25% of the equity interest in the Company for RMB 103,000,000, this acquisition is not closed as of the date of this report.

The Company provides consumer automotive finance leasing service in the PRC.

Consolidated variable interest entities (“VIEs”)

The Company transfers finance lease receivables or lease-related assets to securitization trusts (“Trusts”), which issue asset-backed securities. The asset-backed securities are in turn sold to investors.

The Company is involving in servicing assets held by the Trusts and retains residual interests. These transactions are structured without recourse. These Trusts are considered VIEs under U.S. GAAP and are consolidated because the Company have: (i) power over the significant activities of the Trusts and (ii) an obligation to absorb losses or the right to receive benefits from the Trusts which could be significant to the Trusts. Accordingly, the Company is the primary beneficiary of the Trusts and the finance lease receivables, leasing related assets, and the related securitization short-term and long-term debts remain on the consolidated balance sheets.

The table sets forth the assets and liabilities of the VIEs’ included in the Company’s consolidated balance sheet:

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$

Restricted cash	—	10,883,911	1,735,151
Finance lease receivables, net	57,466,942	170,892,249	27,244,245
Prepaid expenses	223,174	14,840	2,366

Total assets	57,690,116	181,791,000	28,981,762

Long-term debts—current	—	16,353,743	2,607,171
Long-term debts—non-current	66,065,839	131,920,000	21,031,151

Total liabilities	66,065,839	148,273,743	23,638,322

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

1.	ORGANIZATION - CONTINUED

Consolidated variable interest entities (“VIEs”)-continued

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income:

	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$

Revenues	8,484,029	12,211,294	1,946,768
Interest expense	(633,679)	(2,812,781)	(448,423)
Provision for finance lease receivables	(623,892)	(1,764,625)	(281,323)
Compensation to trust administrator	(44,650)	(177,326)	(28,270)

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$

Net cash provided by operating activities	1,276,964	8,764,137	1,397,210
Net cash used in investing activities	(67,342,803)	(113,068,131)	(18,025,720)
Net cash provided by financing activities	66,065,839	115,187,905	18,363,662

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its VIEs. All inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s financial statements include, but are not limited to, allowance for finance lease receivables, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and time deposits, which approximates their fair value. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash represents cash held by the Trusts through segregated bank accounts and cash held as collateral for short-term and long-term debts. Such restricted cash is not available to fund the general liquidity needs of the Company. The balance of restricted cash held by the Trusts through segregated bank accounts was RMB nil and RMB 10,883,911 (US$ 1,735,151) as of December 31, 2016 and 2017, respectively. The balance of restricted cash held as collateral for short-term and long-term debts was RMB 14,087,200, RMB 24,087,200 (US$ 3,840,067) as of December 31, 2016 and 2017, respectively.

Finance lease receivables

Finance lease receivables are carried at amortized cost comprising of original financing lease and direct costs, net of unearned income and allowance for finance lease receivables. An account is considered delinquent if a substantial portion of a scheduled payment has not been received by the date such payment was contractually due. Finance lease receivables are collateralized by vehicle titles and, subject to local laws, the Company generally have the right to repossess the vehicle in the event the borrower defaults on the payment terms of the contract. Finance lease receivables are divided among pools based on common risk characteristics, such as product and delinquent status. These pools are collectively evaluated for impairment based on a statistical calculation, which is supplemented by management judgment. The allowance is aggregated for each of the pools. Provisions for finance lease receivables are charged to operations in amounts sufficient to maintain the allowance for finance lease receivables at levels considered adequate to cover probable losses inherent in our finance lease receivables.

Impaired finance lease receivables

A finance lease receivable is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the contract. Factors such as payment history, compliance with terms and conditions of the underlying financing lease agreement and other subjective factors related to the financial stability of the borrower are considered when determining whether finance lease receivables are impaired.

Nonaccrual policy

The Company does not accrue financing lease income on financing lease principals that are considered impaired or delinquent. A corresponding allowance is determined under ASC 450-20 and allocated accordingly. Accrual of financing lease income is suspended on accounts that are delinquent, accounts in bankruptcy and accounts in repossession. Payments received on non-accrual finance lease receivables are first applied to any fees due, then to any interest due and, finally, any remaining amounts received are

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Finance lease receivables-continued

recorded to principal. Interest accrual resumes once an account has received payments bringing the delinquency status to non-delinquent.

Allowance for finance lease receivables

The Company considers the finance lease receivables to be homogenous as they are all automotive finance lease receivables collateralized by vehicle titles of similar principal amounts. Therefore, the Company applies a consistent credit risk management framework to the entire portfolio of finance lease receivables in accordance with ASC 450-20.

The allowance for finance lease receivables is calculated based on historical loss experience using a roll rate-based model. The roll rate-based model take into consideration factors of historical delinquency migration to loss and loss given default. The Company stratifies the finance lease receivables by delinquency stages (i.e., current, 1-30 days past due, and 31-60 days past due etc.) and projected forward in one-month increments using rates of historical delinquency migration to loss. In each month of the simulation, delinquency migration on the finance lease receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. Loss given default is projected based on historical experience of actual loss and considered proceeds from recovery of the repossessed assets. The loss rate relatively calculated for each delinquency stage is then applied to the respective finance lease receivables. The Company adjusts the allowance that is determined by the roll rate-based model for various Chinese macroeconomic factors i.e. gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.

Finance lease receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined the balance is uncollectable. In general, the Company considers finance fee receivables meeting any of the following conditions as uncollectable and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due and therefore deemed uncollectible; (iv) the collateral are physically repossessed.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method with the residual value based on the estimated useful lives of the class of asset, which range as follows:

Category	Estimated Useful Life	Estimated Residual Value
Office and electronic equipment	3-5 years	5%
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term	0%

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Property and equipment, net-continued

Costs associated with the repair and maintenance of property and equipment are expensed as incurred.

Intangible assets

Intangible assets represent purchased computer software. These intangible assets are amortized on a straight line basis over their estimated useful lives of the respective assets, which is 10 years.

Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the year ended December 31, 2016 and 2017, respectively.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred, was RMB 2,152,081 and RMB 2,561,528 (US$ 408,368) for the year ended December 31, 2016, and 2017, respectively.

Revenue recognition

Financing lease income related to direct finance lease receivables is recognized using the effective interest method. Initial direct cost received and direct origination costs are generally deferred and amortized over the term of the related finance lease receivables using the effective interest method and are removed from the consolidated balance sheets when the related finance lease receivables are sold, charged off or paid in full.

Value added taxes

The Company was certified as a VAT taxpayer whose applicable tax rate was 17% before May 1, 2016. Since May 1, 2016, the policy of “replacing business tax with value-added tax” has been implemented in the finance industry, resulting in the tax of leaseback projects decreasing from 17% to 6%. VAT is reported as a deduction to revenue when incurred and amounted to RMB 2,039,716 and RMB 5,033,874 (US$ 802,518)

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Value added taxes-continued

for the year ended December 31, 2016 and 2017, respectively. The Company is allowed to offset qualified input VAT paid to suppliers against its output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the balance sheets.

Income taxes

The Company accounts for income taxes using the liability approach and recognizes deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are recognized on the basis of the temporary differences that exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in earnings. Deferred tax assets are reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The components of the deferred tax assets and liabilities are classified as non-current.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the year ended December 31, 2016 and 2017, respectively.

Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair value measurements-continued

value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company primarily consist of as cash and cash equivalents, restricted cash, finance lease receivables, amounts due from related parties, other current assets, short-term and long-term debts, amounts due to related parties, income tax payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments, except for non-current portion of restricted cash, finance lease receivables, non-current portion of long-term debts, approximate their fair values because of their generally short maturities. The carrying amount of non-current portion of restricted cash, finance lease receivables and non-current portion of long-term debts approximates their fair values due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Significant risks and uncertainties

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institution at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Significant risks and uncertainties-continued

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash, restricted cash and cash equivalents, finance lease receivables and other receivables.

The Company places its cash, restricted cash and cash equivalents, with reputable financial institutions that have high-credit ratings and quality. There has been no recent history of default in relation to these financial institutions.

The Company manages credit risk of finance lease receivables by performing credit assessments on its leases and its ongoing monitoring of the outstanding balances.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Company reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Company has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the year presented.

Business and economic risk

The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Company’s ability to attract employees necessary to support its growth. The Company’s operations could also be adversely affected by significant political, economic and social uncertainties in the PRC.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP.

The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements-continued

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018 including interim periods within that reporting period. As a private company, the Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. This updated guidance is effective for the annual period beginning after December 15, 2018 including interim periods within the year. As a private company, the Company is in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities, whilst, lessor accounting is largely unchanged. This ASU is effective for fiscal years beginning after December 15, 2019 including interim periods within those fiscal years. As a private company, the Company is in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements-continued

amounts recorded in the financial statements. For private entities, this ASU is effective for annual periods beginning after December 15, 2020, and interim reporting periods beginning within annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU do not provide a definition of restricted cash or restricted cash equivalents. This ASU is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company has early adopted this standard.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business. This ASU clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business, which is expected to result in fewer transactions being accounted for as business combinations. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Company does not believe this standard will have a material impact on the results of operations or financial condition.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent accounting pronouncements-continued

impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The guidance should be applied on a prospective basis. The Company does not believe this standard will have a material impact on the results of operations or financial condition.

In February 2017, the FASB issued ASU No. 2017-05, Other income—Gains and Losses from the Derecognition of Nonfinancial assets, which clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments in this update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. This update is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period. As a private company, the Company is in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

3.	FINANCE LEASE RECEIVABLES, NET

3.1	The following presents an analysis of the finance lease receivables:

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Finance lease receivables	1,152,652,107	788,405,970	125,690,459
Add: unamortized initial direct costs	15,444,655	6,779,743	1,080,851
Less: unearned income	197,405,669	103,484,018	16,497,787
Less: allowance for finance lease receivables—collective	10,303,988	17,684,778	2,819,371

Total finance lease receivables, net	960,387,105	674,016,917	107,454,152

Finance lease receivables—current	467,365,670	428,718,714	68,347,848
Finance lease receivables—non-current	493,021,435	245,298,203	39,106,304

3.2	Contractual maturities on finance lease receivables are as follows:

	Contractual maturities
	2018	2019	2020	Thereafter	Total
Finance lease receivables	475,578,569	256,032,837	53,487,196	3,307,368	788,405,970

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

3.	FINANCE LEASE RECEIVABLES, NET - CONTINUED

3.3	The following tables present an analysis of the past due finance lease receivables principal as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Aging of finance lease receivables principal:
Current	917,585,314	639,089,308	101,885,870
1-30 days past due	46,874,921	35,193,316	5,610,642
31-60 days past due	2,384,267	2,875,323	458,394
61-90 days past due	1,520,585	4,802,594	765,646
91-120 days past due	1,290,290	4,653,917	741,944
121-150 days past due	354,502	2,650,053	422,481
151-180 days past due	681,214	2,437,184	388,546

	970,691,093	691,701,695	110,273,523

The Company placed all delinquent finance lease receivables in nonaccrual status as of December 31, 2016 and 2017.

3.4	Movement of allowance for finance lease receivables is as follows:

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Balance at the beginning of the year	—	10,303,988	1,642,700
Additions	11,400,680	27,005,865	4,305,370
Charge-offs	(1,096,692)	(19,625,075)	(3,128,699)

Balance at the end of the year	10,303,988	17,684,778	2,819,371

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Office and electronic equipment	1,222,236	1,369,084	218,264
Leasehold improvement	1,460,614	1,482,835	236,399
Less: Accumulated depreciation	480,508	1,318,252	210,160

	2,202,342	1,533,667	244,503

Depreciation expenses for the year ended December 31, 2016 and 2017 were RMB 480,508 and RMB 868,600 (US$ 138,475), respectively.

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

5.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Software	56,820	56,820	9,059
Less: Accumulated amortization	2,817	8,499	1,355

	54,003	48,321	7,704

Amortization expenses for the year ended December 31, 2016 and 2017 were RMB 2,817 and RMB 5,682 (US$906), respectively.

The estimated aggregate amortization expenses for the remaining period of 2017 and each of the five succeeding fiscal years are as follows:

	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB

Software	5,682	5,682	5,682	5,682	5,682

	US$	US$	US$	US$	US$

Software	906	906	906	906	906

6.	SHORT-TERM AND LONG-TERM DEBTS

Short-term debts consist of the following:

			As of December 31,
Name	Fixed annual rate	Term	2016	2017	2017
			RMB	RMB	US$
Short-term borrowings	7.2%-8.0%	12 months	424,888,000	100,000,000	15,942,352
Factoring debts payables (ii)	6.5%-7.9%	3-12 months	—	28,300,000	4,511,686

			424,888,000	128,300,000	20,454,038

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

6.	SHORT-TERM AND LONG-TERM DEBTS - CONTINUED

Long-term debts consist of the following:

			As of December 31,
Name	Fixed annual rate	Term	2016	2017	2017
			RMB	RMB	US$
Long-term borrowings	8.0%-9.38%	24-36 months	215,777,924	75,110,752	11,974,418
Securitization debt payables (i)	5.5%-8.2%	17-24 months	66,065,839	148,273,743	23,638,324
Factoring and subleasing debt payables (ii)	6.2%-8.4%	24-36 months	—	115,806,733	18,462,318
Co-financing debt payables (iii)	6.60%	24-36 months	—	43,995,788	7,013,964

			281,843,763	383,187,016	61,089,024

(i)	Asset-backed debt securities issued to unrelated third-party beneficial interest holders.
(ii)	In the ordinary course of business, the Company transfers finance leases to certain Funding Partners. However, in accordance with ASC 860 Transfers and Servicing the finance leases are not derecognized upon transfer as they are not legally isolated. Hence, the Company continues to report the transferred finance leases in the consolidated balance sheets and account for the proceeds from the transfer as a secured borrowing with pledge of collateral.
(iii)	The Company provides consumer loans to borrowers through commercial banks. The Company is required to make scheduled payments to the commercial banks regardless of borrower repayments.

Financing lease receivables amounting to RMB 615,865,838 and RMB 552,338,224 (US$ 88,055,706) were collateralized for the Company’s short-term and long-term debts, as of December 31, 2016 and 2017, respectively. Additionally, short-term and long-term debts amounting to RMB 488,888,000 and RMB 420,022,521 (US$ 66,961,471) were guaranteed by Shanghai Cango, as of December 31, 2016 and 2017, respectively.

The weighted average interest rate for the outstanding debts was approximately 7.83% and 7.63% as of December 31, 2016 and 2017.

The following table sets forth the contractual obligations of long-term debts—non-current which does not included the impact from time value of money as of December 31, 2016 and 2017:

	Long-term borrowings and interest payables As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Less than 1 year	16,022,836	16,628,777	2,651,018
1 – 2 years	195,381,584	224,355,919	35,767,611
2 – 3 years	19,657,765	13,232,042	2,109,499

	231,062,185	254,216,738	40,528,128

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

7.	INCOME TAXES

The Company was incorporated in the PRC and was subject to 25% statutory income tax rate in the periods presented.

The Company’s deferred tax assets and liabilities as of the year ended December 31, 2016 and 2017 are as follows:

	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Current income tax expense	—	4,544,091	724,435
Deferred income tax expense	—	—	—

Total income tax expense	—	4,544,091	724,435

The principal components of the deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Non-current deferred tax assets
Allowance for finance lease receivables	2,850,170	9,601,636	1,530,727
Net operating loss carry forwards	2,638,679	—	—
Less: valuation allowance	(5,488,849)	(9,601,636)	(1,530,727)

Non-current deferred tax assets, net	—	—	—

Non-current deferred tax liabilities	—	—	—

The Company records a valuation allowance where, based on all available evidence. It is move likely than not that some portion or all of the deferred assets will not be realized in future periods.

A reconciliation of the difference between the statutory tax rate and the effective tax is as follows:

	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
(Loss) gain before provision of income tax	(22,107,532)	1,551,882	247,406
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory tax rate	(5,526,883)	387,971	61,852
Expenses not deductible for tax purposes	38,034	43,333	6,908
Changes in valuation allowance	5,488,849	4,112,787	655,675

Total income tax expense	—	4,544,091	724,435

The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Name of related parties	Relationship with the Company
Shanghai Cango	Principal shareholder of the Company
Beijing Autohome Information Technology Co., Ltd*	The company under the control of the ultimate principal shareholder

*	Beijing Autohome Information Technology Co., Ltd is no longer a related party of the company since August 2017.

Details of related party balances and transactions as of December 31, 2016 and December 31, 2017 are as follows:

8.1	Amounts due to related parties

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Shanghai Cango(i)	8,963,726	1,253,833	199,890

(i)	The balance mainly represents automotive financing facilitation service fees, in the ordinary course of business.

8.2	Amounts due from related parties

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Shanghai Cango(i)	500,000	10,000	1,594

(i)	The balance mainly represents the platform deposits with related party.

8.3	Transactions with related parties

	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Cost of revenue
Shanghai Cango	16,680,823	29,578,814	4,715,559
Beijing Autohome Information Technology Co., Ltd.	2,489,525	1,505,949	240,084

	19,170,348	31,084,763	4,955,643

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

8.	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

8.4	Guarantee provided by related parties

Shanghai Cango provided guarantee for the Company’s short-term and long-term debts for the years ended December 31, 2016 and 2017. Total principal amount guaranteed under these arrangements are as follows:

	Year ended December 31,
	2016	2017	2017
	RMB	RMB	US$
Shanghai Cango	488,888,000	420,022,521	66,961,471

This related party did not charge commission on the guarantee service.

9.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leased facilities in the PRC under non-cancelable operating leases agreements which expire through the year ending 2019. The Company’s lease agreements contain renewal options with an advance notice period of one to twelve months. The lease agreements do not contain restrictions or contingent rents. The Company expenses payments made under operating leases on a straight-line basis over the lease term.

Future minimum payments under non-cancelable operating leases for office rental consist of the following as of December 31, 2017:

	RMB	US$
2018	5,126,880	817,345
2019	854,480	136,224

	5,981,360	953,569

10.	PAID-IN CAPITAL

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Balance at the beginning and end of the year	300,000,000	300,000,000	47,827,057

11.	ACCUMULATED DEFICIT

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Balance at the beginning of the year	(350,114)	(22,457,646)	(3,580,277)
Net (loss)	(22,107,532)	(2,992,209)	(477,029)

Balance at the end of the year	(22,457,646)	(25,449,855)	(4,057,306)

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 and 2017

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

12.	PROFIT APPROPRIATION AND RESTRICTED NET ASSETS

Under PRC law, the Company is required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends.

13.	SUBSEQUENT EVENTS

The subsequent events have been evaluated through June 22, 2018 the date the financial statements were issued.

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND MARCH 31, 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

		As of December 31, 2017	As of March 31, 2018
	Note	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents		83,583,116	249,448,468	39,767,954
Restricted cash—current		24,971,111	315,045	50,226
Finance lease receivables—current (net of allowance of RMB 12,526,193 and RMB 10,681,247 (US$1,702,842) as of December 31, 2017 and March 31, 2018, respectively)	3	428,718,714	389,891,973	62,157,953
Short-term amounts due from related parties	6	10,000	4,652,656	741,743
Prepaid expenses		732,556	523,532	83,463
Other current assets		4,541,956	1,093,752	174,370

Total current assets		542,557,453	645,925,426	102,975,709

Non-current assets
Restricted cash—non-current		10,000,000	10,000,000	1,594,235
Finance lease receivables—non-current (net of allowance of RMB 5,158,585 and RMB 3,042,975 (US$ 485,122) as of December 31, 2017 and March 31, 2018, respectively)	3	245,298,203	179,788,448	28,662,508
Property and equipment, net		1,533,667	1,319,349	210,335
Intangible assets		48,321	46,901	7,477
Other non-current assets		1,671,642	1,281,720	204,336

Total non-current assets		258,551,833	192,436,418	30,678,891

TOTAL ASSETS		801,109,286	838,361,844	133,654,600

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	4	128,300,000	165,100,000	26,320,824
Long-term debt—current (including long-term debt—current of the consolidated VIE without recourse to the Company of RMB 16,353,743 and RMB nil as of December 31, 2017 and March 31, 2018, respectively)	4	168,258,564	142,378,430	22,698,471
Short-term amounts due to related parties	6	1,253,833	1,102,009	175,686
Income tax payable		4,069,084	4,690,969	747,851
Accrued expenses and other current liabilities		9,749,208	11,200,767	1,785,666
Deferred tax liabilities		—	611,860	97,545

Total current liabilities		311,630,689	325,084,035	51,826,043

Non-current liabilities
Long-term debt—non-current (including long-term debt—non-current of the consolidated VIE without recourse to the Company of RMB 131,920,000 and RMB 97,456,663 (US$ 15,536,885) as of December 31, 2017 and March 31, 2018, respectively)	4	214,928,452	239,543,454	38,188,862

Total non-current liabilities		214,928,452	239,543,454	38,188,862

Total liabilities		526,559,141	564,627,489	90,014,905

Commitments and contingencies	7
Shareholders’ equity
Paid-in capital		300,000,000	300,000,000	47,827,057
Accumulated deficit		(25,449,855)	(26,265,645)	(4,187,362)

Total shareholders’ equity		274,550,145	273,734,355	43,639,695

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		801,109,286	838,361,844	133,654,600

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

		The three months ended March 31,
		2017	2018	2018
	Note	RMB	RMB	US$
Revenues
Financing lease income		41,381,011	26,686,366	4,254,435

Total revenues		41,381,011	26,686,366	4,254,435

Operating cost and expenses:
Cost of revenues (including related party amounts of RMB 9,135,673 and RMB 5,508,359 (US$ 878,162) for the three month ended March 31, 2017 and 2018, respectively)		(24,149,714)	(18,960,228)	(3,022,706)
Sales and marketing		(3,125,324)	(2,968,256)	(473,210)
General and administrative		(2,991,555)	(2,492,660)	(397,389)
Provision for finance lease receivables		(5,950,528)	(2,038,180)	(324,934)

Income from operations		5,163,890	227,042	36,196
Interest income		52,447	190,913	30,436
Net income before income taxes		5,216,337	417,955	66,632

Income tax expenses	5	(15,274,041)	(1,233,745)	(196,688)
Net (loss)		(10,057,704)	(815,790)	(130,056)

TOTAL COMPREHENSIVE (LOSS)		(10,057,704)	(815,790)	(130,056)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

		The three months ended March 31,
		2017	2018	2018
	Note	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)		(10,057,704)	(815,790)	(130,056)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization		210,557	228,815	36,478
Provision for finance lease receivables		5,950,528	2,038,180	324,934
Deferred income tax expense		15,120,393	611,860	97,545
Changes in operating assets and liabilities:
Receivables from related parties		—	(4,642,656)	(740,149)
Other current and non-current assets		(252,274)	4,047,150	645,211
Payables to related parties		(6,247,987)	(151,824)	(24,204)
Other current and non-current liabilities		366,723	2,073,444	330,555

Net cash provided by operating activities		5,090,236	3,389,179	540,314

Cash flows from investing activities:
Principal collections and recoveries on finance lease receivables		132,244,804	304,017,764	48,467,583
Origination of finance lease receivables, net of initial direct cost		(134,351,124)	(201,719,448)	(32,158,825)
Purchases of property and equipment and intangible assets		(93,333)	(13,077)	(2,085)

Net cash (used in) provided by investing activities		(2,199,653)	102,285,239	16,306,673

Cash flows from financing activities:
Proceeds from debts		103,840,000	148,154,188	23,619,263
Repayment of debts		(33,670,004)	(112,619,320)	(17,954,169)

Net cash provided by financing activities		70,169,996	35,534,868	5,665,094

Net increase in cash, cash equivalents and restricted cash		73,060,579	141,209,286	22,512,081

Cash, cash equivalents and restricted cash at beginning of the year		27,689,058	118,554,227	18,900,334

Cash, cash equivalents and restricted cash at end of year		100,749,637	259,763,513	41,412,415

Including:
Cash and cash equivalents		86,662,437	249,448,468	39,767,954
Restricted cash		14,087,200	10,315,045	1,644,461
Supplemental disclosures of cash flow information:
Income taxes paid		—	—	—
Interest expense paid		12,280,472	11,303,830	1,802,096

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

1.	ORGANIZATION

Shanghai Autohome Financing Lease Co., Ltd. (the “Company”) was established on September 16, 2015 in the People’s Republic of China (“PRC”). The Company consists of one legal entity domiciled in the PRC. The Company was collectively owned by Shanghai Cango Investment and Management Consultation Service Co., Ltd (“Shanghai Cango”), Shanghai Wangtian Investment Management Co., Ltd (“Shanghai Wangtian”), Ningbo Meishan Bonded Harbor Zone Xinxiang Investment Management L.P. (formerly known as Beijing Chehejia Technology L.P.), and Autohome Financing Hong Kong Limited (“Hong Kong Autohome”), with each party holding a 25% equity interest in the Company. In June 2017, Shanghai Cango acquired an additional 25% equity interest in the Company for RMB 90,000,000.

The Company provides consumer automotive financing lease service in the PRC.

Consolidated variable interest entities (“VIEs”)

The Company transfers finance lease receivables or lease-related assets to securitization trusts (“Trusts”), which issue one or more tranches of asset-backed securities. The asset-backed securities are in turn sold to investors.

The Company services the assets held by the Trusts and retains residual interests. These transactions are structured without recourse. These Trusts are considered VIEs under U.S. GAAP and are consolidated because the Company has: (i) the power over the significant activities of the Trusts and (ii) an obligation to absorb losses or the right to receive benefits from the Trusts which could be significant to the Trusts. Accordingly, the Company is the primary beneficiary of the Trusts and the finance lease receivables, leasing related assets, and the related securitization short-term and long-term debts remain on the consolidated balance sheets.

The table sets forth the assets and liabilities of the VIEs’ included in the Company’s consolidated balance sheet:

	As of December 31, 2017	As of March 31, 2018
Restricted cash	10,883,911	315,045	50,226
Finance lease receivables, net	170,892,249	104,466,230	16,654,375
Prepaid expenses	14,840	—	—

Total VIE assets	181,791,000	104,781,275	16,704,601

Long-term debts—current	16,353,743	—	—
Long-term debts—non-current	131,920,000	97,456,663	15,536,885

Total VIE liabilities	148,273,743	97,456,663	15,536,885

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

1.	ORGANIZATION - CONTINUED

Consolidated variable interest entities (“VIEs”)-continued

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income:

	For the three months ended March 31,
	2017	2018	2018
	RMB	RMB	US$
Revenues	3,082,701	3,999,542	637,621
Interest expense	(915,930)	(2,326,068)	(370,830)
Provision for finance lease receivables	(299,813)	(423,866)	(67,574)
Compensation to trust administrator	(62,782)	(80,321)	(12,805)

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	For the three months ended March 31,
	2017	2018	2018
	RMB	RMB	US$
Net cash provided by operating activities	2,831,961	(11,760,376)	(1,874,881)
Net cash used in investing activities	11,182,322	52,008,590	8,291,393
Net cash provided by financing activities	(14,014,283)	(50,817,080)	(8,101,438)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2017. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the three months ended March 31, 2017 and 2018 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2018. The condensed consolidated balance sheet as of December 31, 2017 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017.

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Convenience translation for financial statements presentation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB 6.2726 per US$1.00 on March 30, 2018, the last business day in March 2018, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

3.	FINANCE LEASE RECEIVABLES, NET

3.1	Finance lease receivables reported at gross consist of the following:

	As of December 31, 2017	As of March 31, 2018
	RMB	RMB	US$
Finance lease receivables collectively evaluated for impairment	788,405,970	660,391,493	105,281,939

Total finance lease receivables	788,405,970	660,391,493	105,281,939

Add: unamortized initial direct costs	6,779,743	4,816,739	767,902
Less: unearned income	103,484,018	81,803,589	13,041,416
Less: allowance for credit losses—collective	17,684,778	13,724,222	2,187,964

Total finance lease receivables, net	674,016,917	569,680,421	90,820,461

Finance lease receivables—current	428,718,714	389,891,973	62,157,953
Finance lease receivables—non-current	245,298,203	179,788,448	28,662,508

3.2	Contractual maturities on finance lease receivables are as follows:

	Contractual maturities
	2018	2019	2020	Thereafter	Total
	(April 1 –December 31)
Finance lease receivables	339,570,354	257,820,963	58,735,316	4,264,860	660,391,493

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

3.	FINANCE LEASE RECEIVABLES, NET - CONTINUED

3.3	The following tables present the aging of past-due finance lease receivables principal as of December 31, 2017 and March 31, 2018:

	As of December 31, 2017	As of March 31, 2018
	RMB	RMB	US$
Aging of finance lease receivables principal:
Current	639,089,308	542,468,190	86,482,191
1-30 days past due	35,193,316	28,309,511	4,513,202
31-60 days past due	2,875,323	4,047,785	645,312
61-90 days past due	4,802,594	2,146,271	342,166
91-120 days past due	4,653,917	2,048,045	326,507
121-150 days past due	2,650,053	1,572,143	250,637
151-180 days past due	2,437,184	2,812,698	448,410

	691,701,695	583,404,643	93,008,425

The Company placed all delinquent finance lease receivables in nonaccrual status as of December 31, 2017 and March 31, 2018.

3.4	Movement of allowance for finance lease receivables is as follows:

	For the three months ended March 31,
	2017	2018	2018
	RMB	RMB	US$
Balance at the beginning of the year	10,303,988	17,684,778	2,819,370
Additions	5,950,528	2,038,180	324,934
Charge-offs	(2,240,903)	(5,998,736)	(956,340)

Balance at the end of the year	14,013,613	13,724,222	2,187,964

4.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt consist of the following:

Name	Fixed annual rate	Term	As of December 31, 2017	As of March 31, 2018
			RMB	RMB	US$
Short-term debt	7.20%	12 months	100,000,000	100,000,000	15,942,353
Factoring debts payables (ii)	6.5%-7.9%	3-12 months	28,300,000	65,100,000	10,378,471

			128,300,000	165,100,000	26,320,824

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

4.	SHORT-TERM AND LONG-TERM DEBT - CONTINUED

Long-term debt—current consist of the following:

Name	Fixed annual rate	Term	As of December 31, 2017	As of March 31, 2018
			RMB	RMB	US$
Long-term debt	8.0%-9.38%	24-36 months	55,907,950	47,485,693	7,570,336
Securitization debt payables (i)	5.5%-8.2%	17-24 months	16,353,743	—	—
Factoring and subleasing debt payables (ii)	6.2%-8.4%	14-36 months	79,386,733	73,954,667	11,790,114
Co-financing debt payables(iii)	6.60%	24-36 months	16,610,138	20,938,070	3,338,021

			168,258,564	142,378,430	22,698,471

Long-term debt—non-current consist of the following:

Name	Fixed annual rate	Term	As of December 31, 2017	As of March 31, 2018
			RMB	RMB	US$
Long-term debt	8.0%-9.38%	24-36 months	19,202,802	9,142,766	1,457,572
Securitization debt payables (i)	5.5%-8.2%	17-24 months	131,920,000	97,456,663	15,536,885
Factoring and subleasing debt payables (ii)	6.2%-8.4%	14-36 months	36,420,000	100,400,000	16,006,122
Co-financing debt payables(iii)	6.60%	24-36 months	27,385,650	32,544,025	5,188,283

			214,928,452	239,543,454	38,188,862

(i)	Asset-backed debt securities issued to unrelated third-party beneficial interest holders.
(ii)	In the ordinary course of business, the Company transfers finance leases to certain Funding Partners. However, in accordance with ASC 860 Transfers and Servicing the finance leases are not derecognized upon transfer as they are not legally isolated. Hence, the Company continues to report the transferred finance leases in the consolidated balance sheets and accounts for the proceeds from the transfer as a secured borrowing with pledge of collateral.
(iii)	The Company provides consumer loans to borrowers through commercial banks. The Company is required to make scheduled payments to the commercial banks regardless of borrower repayments.

Financing lease receivables amounting to RMB 552,338,224 and RMB 418,346,628 (US$ 66,694,294) were collateralized for the Company’s short-term and long-term debts, as of December 31, 2017 and March 31, 2018, respectively. Additionally, short-term and long-term debts amounting to RMB 420,022,521 and RMB547,021,884 (US$ 87,208,157) were guaranteed by Shanghai Cango, as of December 31, 2017 and March 31, 2018, respectively.

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

4.	SHORT-TERM AND LONG-TERM DEBT - CONTINUED

The weighted average interest rate for the outstanding borrowings was approximately 7.63% as of December 31, 2017 and March 31, 2018.

The following table sets forth the contractual obligations of long-term debts—non-current which has not included impact of discount of time value as of December 31, 2017 and March 31, 2018:

	Long-term debt and interest payables
	As of December 31, 2017	As of March 31, 2018
	RMB	RMB	US$
Less than 1 year	16,628,777	18,732,060	2,986,331
1 – 2 years	224,355,919	242,274,838	38,624,309
2 – 3 years	13,232,042	12,233,058	1,950,237

	254,216,738	273,239,956	43,560,877

5.	INCOME TAXES

The tax provision for interim periods is determined using an estimated annual effective tax rate, adjusted for discrete items arising in that quarter. In each quarter, the Company updates the estimated annual effective tax rate and makes a year-to-date adjustment to the provision.

The Company was incorporated in the PRC and was subject to a 25% statutory income tax rate for the periods presented.

The Company recorded income tax expense of RMB 15,274,041 and RMB 1,233,745 (US$ 196,688), representing effective tax rates of 293% and 295% for the three months ended March 31, 2017 and 2018, respectively. The primary difference between the PRC statutory tax rate of 25% and the effective tax rate for the three months ended March 31, 2017 and 2018 is primarily due to a full valuation allowance related to the Company’s deferred tax assets.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

Name of related parties	Relationship with the Company
Shanghai Cango	Principal shareholder of the Company
Beijing Autohome Information Technology Co., Ltd*	The company under the common control of the principal shareholder

*Beijing	Autohome Information Technology Co., Ltd is no longer a related party of the company since August 2017.

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

6.	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

Details of related party balances and transactions as of December 31, 2017 and March 31, 2018 are as follows:

6.1	Amounts due to related parties

	As of December 31, 2017	As of March 31, 2018
	RMB	RMB	US$
Shanghai Cango (i)	1,253,833	1,102,009	175,686

(i)	The balance mainly represents automotive financing facilitation service fees, in the ordinary course of business.

6.2	Amounts due from related parties

	As of December 31, 2017	As of March 31, 2018
	RMB	RMB	US$
Shanghai Cango (i)	10,000	4,652,656	741,743

(i)	The balance mainly represents the platform deposits with related party and other receivables from related party, in the ordinary course of business.

6.3	Transactions with related parties

	For the three months ended March 31,
	2017	2018	2018
	RMB	RMB	US$
Cost of revenue
Shanghai Cango (ii)	8,694,790	5,508,359	878,162
Beijing Autohome Information Technology Co., Ltd. (ii)	440,883	—	—

(ii) The amount mainly represents commission service fee paid to a related party.
	9,135,673	5,508,359	878,162

SHANGHAI AUTOHOME FINANCING LEASE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2018

(Amounts in Renminbi (“RMB”) and US dollar (“US$”))

6.	RELATED PARTY BALANCES AND TRANSACTIONS - CONTINUED

6.4	Guarantee provided by related parties

Shanghai Cango provided guarantees for certain short-term and long-term debts of the Company in exchange for nil consideration. These guarantees remain outstanding as of December 31, 2017 and March 31, 2018. Total principal amount guaranteed under these arrangements are as follows:

	As of December 31, 2017	As of March 31, 2018
	RMB	RMB	US$
Shanghai Cango	420,022,521	547,021,884	87,208,157

7.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leased facilities in the PRC under non-cancelable operating leases agreements which expire through the year ending 2019. The Company’s lease agreements contain renewal options with an advance notice period of one to twelve months. The lease agreements do not contain restrictions or contingent rents. The Company expenses payments made under operating leases on a straight-line basis over the lease term.

Future minimum payments under non-cancelable operating leases for office rental consist of the following as of March 31, 2018:

	RMB	US$
2018 (April 1 – December 31)	3,845,160	613,009
2019	854,480	136,224

	4,699,640	749,233

8.	SUBSEQUENT EVENTS

The subsequent events have been evaluated through June 22, 2018, the date the financial statements were issued.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

In September 2015, Shanghai Cango Investment and Management Consultation Service Co., Ltd (“Shanghai Cango”) and Cango Inc.’s (the “Company”) variable interest entity (“VIE”), established Shanghai Autohome Financing Lease Co., Ltd. (“Shanghai Autohome”) with registered capital of RMB 300,000,000 in conjunction with three parties. Shanghai Autohome provides consumer automotive finance leasing services. Each shareholder holds 25% equity interest in Shanghai Autohome. In June 2017, Shanghai Cango acquired an additional 25% equity interest in Shanghai Autohome for a total consideration of RMB 90,000,000. In September 2017, the Company entered into a series of agreements with its shareholder, Shanghai Autohome’s shareholder and their related parties to acquire another additional 25% of the equity interest in Shanghai Autohome for a total consideration of RMB 103,000,000. In May 2018, Shanghai Cango entered into an agreement with Shanghai Autohome’s third party shareholder to acquire the remaining 25% equity interests in Shanghai Autohome with a total cash consideration of RMB 103,000,000 to be closed when the September 2017 transaction is completed (collectively, the “Acquisition”).

Upon closing of the transactions contemplated above (the “Closing”), Cango Inc., through its VIE, will assume 100% of the equity interest in Autohome Financing.

The following unaudited pro forma condensed combined financial information are based on the Company’s historical consolidated financial statements and Shanghai Autohome’s historical consolidated financial statements as adjusted to give effect to the Company’s acquisition of Shanghai Autohome and the related financing transactions. The unaudited pro forma condensed combined statements of operations for the year ended 31 December 2017 and the three months ended 31 March 2018 gives effect to these transactions as if they had occurred on 1 January 2017. The unaudited pro forma condensed combined balance sheet as of 31 March 2018 gives effect to these transactions as if they had occurred on 31 March 2018. The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial information are described in the accompanying notes, which should be read together with the pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information should be read together with the Company’s historical financial statements and Shanghai Autohome’s historical financial statements, which are included elsewhere in this registration statement.

CANGO INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2018

(Amounts in Renminbi (“RMB”) thousands)

		Cango Inc. Historical	Shanghai Autohome Historical	Pro Forma Adjustments	Pro Forma Combined
	Note3
ASSETS

Cash and cash equivalents	(d)	1,962,701	249,448	(154,500)	2,057,649
Restricted cash		456,631	10,315	—	466,946
Short-term investments		599,720	—	—	599,720
Accounts and financing receivable, net	(b)	126,854	4,653	(5,755)	125,752
Finance lease receivables		—	569,680	—	569,680
Long-term investments		191,107	—	—	191,107
Equity method investments	(c),(d)	163,326	—	(158,533)	4,793
Goodwill	(d)	—	—	138,066	138,066
Identifiable intangible assets	(d)	1,695	—	200	1,895
Deferred tax assets		84,049	—	—	84,049
Other assets	(d)	168,712	4,266	(51,500)	121,478

TOTAL ASSETS		3,754,795	838,362	(232,022)	4,361,135

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Liabilities
Short-term and long-term debts		175,000	547,022	—	722,022
Risk assurance liabilities		155,353	—	—	155,353
Income tax payable		40,399	4,691	—	45,090
Deferred tax liabilities	(c)	—	612	11,867	12,479
Other liabilities	(b)	281,075	12,303	(5,755)	287,623

Total liabilities		651,827	564,628	6,112	1,222,567

Mezzanine equity		3,941,846	—	—	3,941,846

Shareholders’ (deficit) equity

Ordinary shares and series A-2 preferred shares / Paid-in capital	(d)	85	300,000	(300,000)	85
Additional paid-in capital		4,100	—	—	4,100
Accumulated other comprehensive loss		(321)	—	—	(321)
Accumulated deficit	(c),(d)	(851,322)	(26,266)	61,866	(815,722)

Total Cango Inc.’s (deficit) equity		(847,458)	273,734	(238,134)	(811,858)

Non-controlling interests	(d)	8,580	—	—	8,580

Total shareholders’ (deficit) equity		(838,878)	273,734	(238,134)	(803,278)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		3,754,795	838,362	(232,022)	4,361,135

CANGO INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Renminbi (“RMB”) thousands)

		Cango Inc. Historical	Shanghai Autohome Historical	Pro Forma Adjustments	Pro Forma Combined
	Note3
REVENUES:

Facilitation service and other income	(a)	1,052,204	—	(20,914)	1,031,290
Financing lease income		—	132,400	—	132,400

OPERATING COST AND EXPENSES:

Cost of revenues	(a)	(386,054)	(82,092)	29,579	(438,567)
Sales and marketing expenses		(114,145)	(13,365)	—	(127,510)
General and administrative expenses		(101,277)	(10,014)	—	(111,291)
Provision for financing lease receivables		—	(27,006)	—	(27,006)
Other operating costs and expenses		19,292	—	—	19,292

Income (loss) from operations		470,020	(77)	8,665	478,608

Interest income		16,164	1,555	—	17,719
Income from equity method investments	(e)	4,856	—	(4,856)	—
Other income and expenses		(22,579)	74	—	(22,505)

Net income before income taxes		468,461	1,552	3,809	473,822
Income tax expenses		(119,403)	(4,544)	—	(123,947)

NET INCOME (LOSS)		349,058	(2,992)	3,809	349,875

CANGO INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Renminbi (“RMB”) thousands)

			Cango Inc. Historical	Shanghai Autohome Historical	Pro Forma Adjustments	Pro Forma Combined
	Note 3
REVENUES:
Facilitation service and other income	(a	)	248,819	—	(3,545)	245,274
Financing lease income			—	26,686	—	26,686

OPERATING COST AND EXPENSES:
Cost of revenues	(a	)	(80,856)	(18,960)	5,508	(94,308)
Sales and marketing expenses			(34,818)	(2,968)	—	(37,786)
General and administrative expenses			(26,744)	(2,493)	—	(29,237)
Provision for financing lease receivables			—	(2,038)	—	(2,038)
Other operating costs and expenses			(13,282)	—	—	(13,282)

Income from operations			93,119	227	1,963	95,309

Interest income			8,077	191	—	8,268
Income from equity method investments	(e	)	(2,334)	—	1,949	(385)
Other income and expenses			14,503	—	—	14,503

Net income before income taxes			113,365	418	3,912	117,695
Income tax expenses			(29,339)	(1,234)	—	(30,573)

NET INCOME			84,026	(816)	3,912	87,122

CANGO INC.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2017 AND THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Renminbi (“RMB”) thousands)

Note 1—Basis of presentation

The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

The business combination was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, the Company has estimated the fair value of Shanghai Autohome’s assets acquired and liabilities assumed and conformed the accounting policies of Shanghai Autohome to its own accounting policies.

The pro forma combined financial information do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The combined pro forma financial information does not reflect the realization of any expected cost savings or other synergies from the acquisition of Shanghai Autohome as a result of restructuring activities and other planned cost savings initiatives following the completion of the business combination.

Note 2—Preliminary purchase price allocation

The Company has performed a preliminary purchase price allocation of Shanghai Autohome’s assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date:

RMB’000
Cash and cash equivalents	249,448
Restricted cash	10,315
Finance lease receivables	569,680
Identifiable intangible assets*	247
Goodwill	138,066
Other assets	8,872
Short-term and long-term debts	(547,022)
Income tax payable	(4,691)
Deferred tax liabilities	(612)
Other liabilities	(12,303)

Total consideration	412,000

*	As part of the preliminary purchase price allocation, the Company identified intangible assets related to Shanghai Autohome’s finance leasing business license. The fair value of the identifiable intangible assets is determined primarily using the “market approach” was calculated to be RMB 0.2 million. The finance leasing business license has an indefinite useful life. The Company compared the fair value of the finance leasing business license with past sales transactions of similar finance leasing business licenses that were sold within the last three to six months.

CANGO INC.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2017 AND THREE MONTHS ENDED MARCH 31, 2018

(Amounts in Renminbi (“RMB”) thousands)

Note 2—Preliminary purchase price allocation - Continued

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names, technology and customer relationships as well as goodwill and (3) other changes to assets and liabilities.

Note 3—Pro forma adjustments

The pro forma adjustments are based on the Company’s preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)	Reflects the elimination of facilitation revenue Cango charges Shanghai Autohome which Shanghai Autohome defers as initial direct costs from origination of finance lease receivables.

(b)	Reflects the elimination adjustment relating to intercompany balances between the Company and Shanghai Autohome.

(c)	Represents preliminary gain from the re-measurement of Cango’s existing equity interest in Shanghai Autohome of RMB 47.5 million and the related deferred tax liabilities of RMB 11.9 million as of March 31, 2018, respectively.

(d)	Reflects the payment of RMB154.5 million cash consideration and elimination of RMB51.5 million prepaid deposit for the Acquisition, and reflects the adjustment to eliminate the Company’s equity investment of Shanghai Autohome of RMB 206.0 million subsequent to re-measurement of equity interest in (d). Records goodwill and identifiable intangible assets associated with the Acquisition as shown in Note 2, respectively.

(e)	Reflects the elimination adjustment relating to the Company’s income from equity method investments from Shanghai Autohome assuming the transaction was consummated on January 1, 2017.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part, or in which he or she is acquitted or in connection with any application in which relief is granted to him or her by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.

Under the form of indemnification agreements to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

We are incorporated as Cango Inc. in October 2017 and has since then issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

In the fourth quarter of 2017, we issued 120,126,900 of our ordinary shares to five investors, including Medway Brilliant Holding Limited, Eagle Central Holding Limited, Xiehuai L.P. and Huaiyuan L.P., for consideration of US$12,013. In March 2018, we issued 4,843,087 of our ordinary shares to four investors, including Eagle Central Holding Limited, Xiehuai L.P. and Huaiyuan L.P., for consideration of US$484.

In March 2018, we issued 53,431,125 of our Series A-1 preferred shares to Warburg Pincus Cango Fintech Investment Company Limited for consideration of US$5,343, 2,179,215 of our Series A-2 preferred shares to an investor for consideration of $218 and 10,308,663 of our Series A-3 preferred shares to an investor for consideration of $1,031.

In March 2018, we issued 61,942,726 of our Series B preferred shares to nine investors, including Tencent Mobility Limited, for consideration of US$6,194.

In June 2018, we issued 38,744,512 of our Series C preferred shares to DiDi Sunshine Investments L.P. and 2,633,664 of our Series C preferred shares to another investor. The aggregate consideration for issuance of Series C preferred shares is US$245.6 million, or US$5.9363 per share.

Item 8. Exhibits and Financial Statement Schedules

(a)    Exhibits

See Exhibit Index beginning on page II-3 of this Registration Statement.

(b)    Financial Statement Schedules.

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, dated June 15, 2018

3.2*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant

4.1	Specimen of Ordinary Share Certificate

4.2**	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary

4.3**	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2)

4.4*	Shareholders Agreement, dated June 15, 2018

4.5	Voting Agreement, dated May 29, 2018, between Mr. Xiaojun Zhang and Mr. Jiayuan Lin

5.1	Form of opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered

8.1	Form of opinion of Simpson Thacher & Bartlett LLP regarding certain United States federal tax matters

8.2	Form of opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters

8.3	Form of opinion of Fangda Partners regarding certain PRC tax matters (included in Exhibit 99.3)

10.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.2*	Form of Employment Agreement between the Registrant and its executive officers

10.3	Form of Equity Interest Pledge Agreement by and among Can Gu Long (Shanghai) Information Technology Consultation Service Co., Ltd. (“Can Gu Long”), Shanghai Cango Investment and Management Consultation Service Co., Ltd. (“Shanghai Cango”) and each shareholder of Shanghai Cango

10.4	Form of Power of Attorney by each shareholder of Shanghai Cango

10.5	Exclusive Business Cooperation Agreement by and between Can Gu Long and Shanghai Cango

10.6	Form of Exclusive Option Agreement by and between Can Gu Long, Shanghai Cango and each shareholder of Shanghai Cango

10.7	Financial Support Undertaking Letter issued by the Registrant to Shanghai Cango

10.8*	Service Agreement, dated January 31, 2017, between Jincheng Bank Co., Ltd. (“Jincheng Bank”) and Shanghai Cango

10.9*	Cooperation Agreement (undated) between Jincheng Bank and Shanghai Cango relating to the Outsourcing of Onsite Collection and Disposal Business

10.10*	Automotive Financing Business Cooperation Agreement, dated April 4, 2018, between Shenzhen Qianhai WeBank Co., Ltd. and Shanghai Cango

10.11	Equity Interest Transfer Agreement, dated September 19, 2017, among Autohome Financing Hong Kong Limited, Express Group Development Limited, Shanghai Cango and Beijing Cheerbright Technology Co., Ltd.

10.12	Share Purchase Agreement, dated March 23, 2018, among the Registrant, Cango Group Limited, Can Gu Long, Shanghai Cango and shareholders party thereto

10.13	Share Purchase Agreement, dated June 4, 2018, among the Registrant, Cango Group Limited, Can Gu Long, Shanghai Cango and shareholders party thereto

Exhibit No.	Description of Exhibit

10.14	Equity Interest Transfer Agreement, dated May 10, 2018, between Ningbo Meishan Bonded Harbor Zone Xinxiang Investment Management L.P. (formerly known as Beijing Chehejia Technology L.P.) and Shanghai Cango

10.15*	Share Purchase Agreement, dated April 24, 2018, between Paradigm Malls Group Limited and Shanghai Cango

10.16	Cango Inc. Share Incentive Plan 2018

21.1	Subsidiaries of Registrant

23.1	Consent of Ernst & Young Hua Ming LLP relating to its report with respect to the consolidated financial statements of Cango Inc.

23.2	Consent of Ernst & Young Hua Ming LLP relating to its report with respect to the consolidated financial statements of Shanghai Autohome Financing Lease Co., Ltd.

23.3*	Consent of Conyers Dill & Pearman (to be included in Exhibit 5.1 and Exhibit 8.2)

23.4*	Consent of Simpson Thacher & Bartlett LLP (to be included in Exhibit 8.1)

23.5*	Consent of Fangda Partners (to be included in Exhibit 99.3)

23.6	Consent of Oliver Wyman

23.7	Consent of Chi Ming Lee

23.8	Consent of Dongsheng Zhou

24.1	Powers of Attorney (included on the signature page in Part II of this Registration Statement)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Registrant’s representation under Item 8.A.4

99.3	Form of opinion of Fangda Partners regarding certain PRC law matters

*	To be filed by amendment.
**	Incorporated by reference to the Registration Statement on Form F-6 to be filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China on June 22, 2018.

CANGO INC.

By:	/s/ Xiaojun Zhang
	Name:	Xiaojun Zhang
	Title:	Chairman

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Xiaojun Zhang, Jiayuan Lin and Yongyi Zhang, and each of them singly, as his or her true and lawful attorney-in-fact and agents, each with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or his or her substitutes or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Xiaojun Zhang	Chairman	June 22, 2018
Xiaojun Zhang

/s/ Jiayuan Lin	Chief Executive Officer and Director	June 22, 2018
Jiayuan Lin	(principal executive officer)

/s/ Langlang Zhou	Director	June 22, 2018
Langlang Zhou

/s/ Zuyu Tan	Director	June 22, 2018
Zuyu Tan

/s/ Yongyi Zhang	Chief Financial Officer and Director	June 22, 2018
Yongyi Zhang	(principal financial and accounting officer)

/s/ Weibiao Zhan	Director	June 22, 2018
Weibiao Zhan

/s/ Xiaoyu Liu	Director	June 22, 2018
Xiaoyu Liu

/s/ Zhipeng Song	Director	June 22, 2018
Zhipeng Song

/s/ Yun Ye	Head of Legal Division and Director	June 22, 2018
Yun Ye

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Cango Inc. has signed this registration statement or amendment thereto in New York, New York on June 22, 2018.

By:	/s/ Shek Yuen Ting
Name: Shek Yuen Ting
Title: Assistant Secretary